

Bubba's 33   JAGGERS

2023 ANNUAL REPORT

DEAR SHAREHOLDERS,

It's been 20 years since our Founder, Kent Taylor and team, along with our mascot, Andy the Armadillo, opened the Nasdaq Stock Exchange, taking Texas Roadhouse public. Going public allowed Kent to reward our early investors and employees who believed in his dream, as well as provide Texas Roadhouse with the necessary capital to grow the business.

A lot has changed since October 5, 2004, but more importantly, much more has stayed the same. Over the years, we've evolved with industry challenges, embraced technology innovation, and learned valuable lessons from not only our successes, but also our failures.

Along the way, we have remained people-first, committed to made-from-scratch food, and focused on our legendary service. We have also remained steadfast in our commitment to our Managing Partner model, which we believe is foundational to our success.

We had another impressive year in 2023, with over $4.6 billion in revenue and earnings per share growth of 14.3%. Our operators generated average unit volumes of over $7.6 million at our Texas Roadhouse company restaurants. Across all of our brands, average weekly sales at company restaurants approached $144,000 driven by comparable restaurant sales of 10.1%, with guest traffic representing 5.4% of that increase.

In addition, we also generated $565 million in cash flow from operations. With this cash flow, we self-funded $347 million of capital expenditures as well as the

$39 million acquisition of eight franchise restaurants. We also returned over $147 million to our shareholders in the form of dividends, completed $50 million of share repurchases, and repaid our remaining $50 million of bank debt.

On the development front, 2023 was a record year with 45 new restaurant openings systemwide. We were proud to open 30 new company restaurants across all three of our brands, and our franchise partners opened 15 new franchise restaurants, including the first Jaggers franchise location in Jacksonville, North Carolina. These openings not only expand our restaurant base, but also provide growth opportunities for our Roadies and allow us to impact even more local communities.

In August 2023, we conducted an Attitude and Usage Study to gain a better understanding of our guests. We surveyed over 3,800 participants who affirmed their love of our scratch-made food and appreciation of our service with heart. Through the responses, we learned that we over-index on our guests who identify as Gen Z and those married with children. We also learned of opportunities, including continued education for our guests on our Digital Waitlist and Mobile App.

We continue to explore efficiencies in our restaurants and one important enhancement we are focused on for 2024 is the transition to Digital Kitchens. This technology assists with our speed of service and creates a calmer, more efficient kitchen for our Roadies. We are continuing to roll this out to restaurants across the country, including all new locations.

Bubba's 33 celebrated its 10-year anniversary in 2023 and wrapped up the year with 45 restaurants in 15 states. As we continue to build this brand, we rolled out brand-specific operational goals to align our teams

on expectations and the experience we create for our guests and Roadies. We also added our first Bubba's 33 Regional Partner, Stefan Gentry, who has over 35 years of restaurant experience, a people-first mentality, and is focused on operational excellence in our stores.

Jaggers, our fast-casual concept, continues to grow and we ended the year with eight company and two franchise restaurants. Recently, we have begun testing third-party delivery at several locations as an opportunity to reach new guests. We will continue evaluating the success of this partnership throughout 2024 to determine next steps. While Jaggers is early in its development, we are encouraged with the results and expect continued growth in company and franchise locations.

In 2023, we saw another exciting year of interacting with guests through our merchandise and licensing efforts. Our bread basket holiday ornament sold more than 25,000 units and fans across the country are proudly wearing Texas Roadhouse branded apparel. Coming up in 2024, we'll be launching two flavors of steak sauce nationally with a number of large grocery chains. This product will begin hitting shelves in April 2024 and will be available at more than 10,000 locations across the country.

Since the beginning, our focus has been on more than just being known for our made-from-scratch food and lively dining experience. We also strive to be a hometown favorite by supporting the local communities in which we operate. In 2023, our restaurants donated over $3.3 million to schools, non-profits, and community organizations across the country. Our restaurants are proud to focus on local partnerships and supporting causes in their own communities.



In February, Texas Roadhouse and Bubba's 33 locations across the country joined together to raise over $800,000 for the American Tinnitus Association (ATA), which will make an impact through research grants and funding resources for those suffering with tinnitus.

In November 2023, our restaurants also came together on Veterans Day to provide nearly $2 million in meals and distribute 675,000 vouchers to our nation's heroes.

Another annual commitment we have as a company is Fall Tour. During this "listening tour," our Leadership Team meets with each of our Managing Partners in-person to listen and learn. During 2023, the tour had 28 stops over six weeks and the insights gained were invaluable as we strive to keep our Managing Partners the center of our universe.

Our growth and success are only made possible by our people. In April 2023, we crowned our Texas Roadhouse Managing Partner of the Year, Brad Apgar, from College Station, Texas. Brad and his team are a shining example of what it means to be a committed community partner. We also celebrated our first-ever Bubba's 33 Managing Partner of the Year, Rob Auw, from Colorado Springs, Colorado. Rob's dedication to marketing and developing his team are top notch. At our annual Support Center Awards, Steve Zero from our Field Internal Audit Team was named Roadie of the Year for his partnership mentality in working with our operators.

In 2023, our Executive Leadership Team got stronger with the addition of Chris Monroe as Chief Financial Officer and Travis Doster as Chief Communications Officer. Chris brings over 34 years of financial experience and is responsible for overseeing accounting, SEC reporting, investor relations, tax, treasury, internal audit, and financial analysis functions. Travis began his

Texas Roadhouse journey in 2006 and has provided valuable leadership in promoting and protecting our brands throughout his tenure. In his expanded role, Travis now oversees all internal and external communications, public relations matters, public affairs, and marketing.

We also added Wayne Jones to our Board of Directors. Wayne has over 40 years of restaurant experience, including chief executive experience at BJ's Restaurants and P.F. Chang's and as CEO at Anthony's Coal Fired Pizza. In addition, we were proud to strengthen our Regional Team with Randy Boss' promotion to Regional Partner of the southeast.

Hundreds of thousands of Roadies, guests, and members of communities across the country have been positively impacted by our brands over the last three decades. In 2024 and beyond, we will continue to focus on driving results through Legendary Food and Legendary Service. From creating memories in our restaurants to supporting non-profit organizations in our communities and celebrating our Roadies' accomplishments – our people remain the cornerstone of what we do.

Reflecting on 20 years as a public company fills us with pride and gratitude. It also reinforces our commitment to continue honoring our past while writing our future. Although our company is 31-years-old, there is no doubt we are just gettin' started.

Let's Go Roadhouse, Bubba's 33, and Jaggers!



Jerry Morgan
Chief Executive Officer



Twenty years ago, our Founder, Kent Taylor, and team opened the Nasdaq Stock Exchange, taking Texas Roadhouse public.



Texas Roadhouse and Bubba's 33 raised over $800,000 for the American Tinnitus Association (ATA).



On Veterans Day, we provided nearly $2 million in meals and distributed 675,000 vouchers to our nation's heroes.



Jaggers opened its first franchise location in Jacksonville, NC.



In 2024, we'll launch two flavors of steak sauce nationally with a number of large grocery chains.



"We are a people-first company that just happens to serve steak."

Kent
KENT TAYLOR
FOUNDER

These words are proudly displayed on a plaque in every Texas Roadhouse location. Our Roadies, Managers, and guests see it when they walk through our front doors.

This plaque serves as a daily reminder of the intentional culture on which Texas Roadhouse was built. A culture Kent could not find anywhere else. A culture that attracts employees. A culture that, like our food, people crave to be part of and belong to.

We believe our commitment to people-first is a strength, not just a slogan. We believe it is a competitive advantage. But, what's more important than seeing these words every day, is putting them into action, and we continued to make great strides in 2023.

For example, knowing that diversity, equity, and inclusion are vital to our people-first culture, we reported our EEO-1 data for the very first time in our 2023 Sustainability Report. The report includes data regarding our entire workforce composition, broken down by gender and ethnicity. We strive to reflect the communities we serve and we are committed to knowing our numbers to find growth and opportunities for enhancement. We created the DE&I Advisory Council to set DE&I strategy, and move the needle on our DE&I initiatives which focus on recruitment, retention, guests, employee growth/development, and ownership.

As discussed in our Sustainability Report, we've been proud of the progress we've made since launching our Women's Leadership Series and we continue to see the number of women in leadership rise. We are also excited to launch an African American Leadership Summit in 2024 and are eager to continue finding ways to develop and empower our people.

In 2023, we partnered with Rosetta Stone to offer an English as a Second Language (ESL) Program to Roadies who were recommended by their leaders to participate. The goal of the program is to assist our native Spanish speaking Roadies in increasing their English language fluency. The courses are self-directed and completed on-demand at the convenience of each learner. We now have over 100 Roadies in the program.

Listening to our people has been a part of our culture since the beginning and we are continually focused on "feedback as a gift" at all levels. In the field, our Executive Team meets face-to-face with every operator during our Fall Tour. The annual "listening tour" gives our Managing Partners the opportunity to give direct feedback to leadership.

At the Support Center, we gathered feedback on development opportunities and our overall culture from Roadie focus groups. We also launched the Roadie Engagement Survey to receive feedback from our Support Center Roadies. With 90% participation, the survey conducted by Gallup was focused on identifying our strengths and opportunities to continue to provide a best-in-class workplace experience. The insights will be used to create action plans and help foster conversations during developmental one-on-ones.

Another key component of our people-first culture is being there for our Roadies in good times and bad. One of the ways we do this is through our Roadie-funded non-profit employee assistance fund,

Andy's Outreach. In 2023, Andy's helped 1,200 Roadies and distributed almost $3 million to support Roadies experiencing hardships. In total, Andy's has provided more than $25 million to Roadies in need since its inception.

We were also excited to celebrate our people for their efforts through daily recognition, awards, and bigger events throughout the year. These celebrations motivate our Roadies to continue striving for legendary in all that they do.

We are proud of our culture of recognition and the awards we receive as a company for having a people-first culture. In 2023, our company was named one of America's Greatest Workplaces by Newsweek, with additional recognition in the following categories – Great Workplace for Diversity, Women, Job Starters, and Parents & Families. These accolades are a testament of our efforts to be one of the best places to work in town.

Since day one, Texas Roadhouse has been a people-first company. We support our employees through programs that encourage an inclusive culture, people development, community outreach, and fun with purpose. We have a lot to be proud of in 2023, but it's our commitment to continue to get better that will keep our people-first culture strong.

For a detailed overview of what "People-First" means at Texas Roadhouse, visit texasroadhouse.com/people-first.



Gina Tobin
President





April 5, 2024

To our Shareholders:

You are cordially invited to attend the 2024 Annual Meeting of Shareholders of Texas Roadhouse, Inc. (the "**Company**") on Thursday, May 16, 2024. The meeting will be held at the Texas Roadhouse Support Center located at 6040 Dutchmans Lane, Louisville, Kentucky at 9:00 a.m. eastern daylight time.

The official Notice of Annual Meeting, Proxy Statement, and Proxy Card are enclosed with this letter.

Please take the time to read carefully each of the proposals for shareholder action described in the accompanying proxy materials. Whether or not you plan to attend, you can ensure that your shares are represented at the meeting by promptly completing, signing and dating your Proxy Card and returning it in the enclosed postage-paid envelope. Shareholders of record can also vote by touch-tone telephone from the United States, using the toll-free number on the Proxy Card, or by the Internet, using the instructions on the Proxy Card. If you attend the meeting, then you may revoke your proxy and vote your shares in person.

Your interest and participation in the affairs of the Company are greatly appreciated. Thank you for your continued support.

Sincerely,

Gerald L. Morgan
Chief Executive Officer

TEXAS ROADHOUSE, INC.
6040 Dutchmans Lane
Louisville, Kentucky 40205

2024 Annual Meeting of Shareholders (the "*Annual Meeting*") of Texas Roadhouse, Inc., a Delaware corporation (the "*Company*")

Date and Time:
Thursday, May 16, 2024
9:00 A.M. Eastern Daylight Time

Place:
Texas Roadhouse Support Center
6040 Dutchmans Lane
Louisville, Kentucky 40205

PROPOSALS FOR BUSINESS

Proposal 1: To elect nine directors to the Board of Directors of the Company, each for a term of one year

Proposal 2: To ratify the appointment of KPMG LLP as the Company's independent auditors for the Company's 2024 fiscal year

Proposal 3: To hold an advisory vote on executive compensation

Proposal 4: To amend the Company's Amended and Restated Certificate of Incorporation to remove references to Class B shares

Proposal 5: To amend the Company's Amended and Restated Certificate of Incorporation to provide for exculpation of our officers as permitted by Delaware law

Proposal 6: To amend the Company's Bylaws to reduce the ownership percentage required for shareholders to request a special meeting of shareholders from 50% to 25%

Proposal 7: An advisory vote on a shareholder proposal regarding the issuance of a climate report and to set reduction targets by the Company, if properly presented at the Annual Meeting

NOTICE ON VOTING

Whether or not you expect to be present at the Annual Meeting, please submit your vote by using one of the voting methods described in the attached materials. If you attend the Annual Meeting, then you may revoke your proxy and vote your shares in person.

WHO CAN VOTE

Only shareholders of record at the close of business on March 18, 2024 are entitled to receive notice of and to vote at the Annual Meeting.

DATE OF MAILING

This Notice of the Annual Meeting and the attached Proxy Statement describing matters to be described at the Annual Meeting are being distributed or otherwise furnished to shareholders on April 5, 2024.

Important Notice Regarding the Availability of Proxy Materials For the 2024 Annual Meeting of Shareholders to be Held on May 16, 2024: Our Annual Report containing our Proxy Statement relating to our 2024 Annual Meeting of Shareholders and Form 10-K for the fiscal year ended on December 26, 2023 is available on our website at www.texasroadhouse.com in the Investors Section.

By Order of the Board of Directors,

Christopher C. Colson
Corporate Secretary

Table of Contents

PROXY STATEMENT

2024 ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 16, 2024

TEXAS ROADHOUSE, INC.
6040 Dutchmans Lane
Louisville, Kentucky 40205

This proxy statement and accompanying proxy card are being furnished in connection with the solicitation of proxies by the board of directors (the **"Board"**) of Texas Roadhouse, Inc., a Delaware corporation, to be voted at the 2024 Annual Meeting of Shareholders (the "**Annual Meeting**") and any adjournments thereof. In this proxy statement, references to the "**Company**," "**we**," "**us**" or "**our**" refer to Texas Roadhouse, Inc. This proxy statement and accompanying proxy card are first being mailed to shareholders on or about April 5, 2024.

The Annual Meeting will be held at the Texas Roadhouse Support Center located at 6040 Dutchmans Lane, Louisville, Kentucky on Thursday, May 16, 2024 at 9:00 a.m. eastern daylight time, for the purposes set forth in this proxy statement and the accompanying notice of the Annual Meeting.

SUMMARY OF MATTERS REQUIRING SHAREHOLDER ACTION

Proposal 1—Election of Directors (Page 84)

The affirmative vote of a plurality of the votes entitled to be cast by the holders of the Company's common stock present in person or represented by proxy is required to elect each nominee. Election by a plurality means that the director nominee with the most votes for the available slot is elected for that slot. You may vote "**FOR**" each nominee or you may "**WITHHOLD AUTHORITY**" to vote for each nominee. Unless you "**WITHHOLD AUTHORITY**" to vote for a nominee, your proxy will be voted "**FOR**" the election of the individuals nominated as directors.

Our Board has adopted a majority voting policy for uncontested director elections. Under this policy, any nominee who receives fewer "**FOR**" votes than "**WITHHOLD**" votes is required to offer his or her resignation. Our nominating and corporate governance committee would then consider the offer of resignation and make a recommendation to our independent directors as to the action to be taken with respect to the offer.

THE BOARD RECOMMENDS THAT YOU VOTE "<u>FOR</u>" THE NOMINEES.

Proposal 2—Ratification of Independent Auditors (Page 87)

The proposal to ratify the appointment of KPMG LLP as the Company's independent auditors for the fiscal year ending December 31, 2024 must be approved by the affirmative vote of a majority of the shares present (in person or by proxy) and entitled to vote. You may vote "**FOR**" or "**AGAINST**" the ratification, or you may "**ABSTAIN**" from voting on this proposal. A vote to "**ABSTAIN**" will have the same effect as a vote "**AGAINST**" this proposal.

THE BOARD RECOMMENDS THAT YOU VOTE "<u>FOR</u>" THIS PROPOSAL.

Proposal 3—Advisory Vote on Approval of Executive Compensation (Page 87)

The outcome of the advisory vote on whether to approve the executive compensation detailed in this proxy statement (including the Compensation Discussion and Analysis, the Executive Compensation section and the other related executive compensation tables and related discussions) will be determined by the affirmative vote of a majority of the shares present (in person or by proxy) and entitled to vote. You may vote "***FOR***" or "***AGAINST***" approval of the executive compensation, or you may "***ABSTAIN***" from voting on this proposal. A vote to "***ABSTAIN***" will have the same effect as a vote "***AGAINST***" approval of the executive compensation.

THE BOARD RECOMMENDS THAT YOU VOTE "<u>FOR</u>" THIS PROPOSAL.

Proposal 4—To Amend the Company's Amended and Restated Certificate of Incorporation to Remove Class B Shares (Page 89)

The proposal to amend the Company's Amended and Restated Certificate of Incorporation to remove any reference to Class B shares must be approved by the affirmative vote of a majority of the shares of our common stock outstanding as of the Record Date. You may vote "***FOR***" or "***AGAINST***" the ratification, or you may "***ABSTAIN***" from voting on this proposal. A vote to "***ABSTAIN***" and broker non-votes will have the same effect as a vote "***AGAINST***" this proposal.

THE BOARD RECOMMENDS THAT YOU VOTE "<u>FOR</u>" THIS PROPOSAL.

Proposal 5—To Amend the Company's Amended and Restated Certificate of Incorporation to Provide for Exculpation of Our Officers as Permitted by Delaware Law (Page 92)

The proposal to amend the Company's Amended and Restated Certificate of Incorporation to include an exculpation of officers must be approved by the affirmative vote of a majority of the shares of our common stock outstanding as of the Record Date. You may vote "***FOR***" or "***AGAINST***" the ratification, or you may "***ABSTAIN***" from voting on this proposal. A vote to "***ABSTAIN***" and broker non-votes will have the same effect as a vote "***AGAINST***" this proposal.

THE BOARD RECOMMENDS THAT YOU VOTE "<u>FOR</u>" THIS PROPOSAL.

Proposal 6—To Amend the Company's Bylaws to Reduce the Ownership Percentage Required for Shareholders to Request a Special Meeting of Shareholders (Page 95)

The proposal to amend the Company's Bylaws to reduce the percentage required for a shareholder to request a special meeting from 50% to 25% must be approved by the affirmative vote of a majority of the shares of our common stock outstanding as of the Record Date. You may vote "***FOR***" or "***AGAINST***" the ratification, or you may "***ABSTAIN***" from voting on this proposal. A vote to "***ABSTAIN***" and broker non-votes will have the same effect as a vote "***AGAINST***" this proposal.

THE BOARD RECOMMENDS THAT YOU VOTE "<u>FOR</u>" THIS PROPOSAL.

Proposal 7—Advisory Vote on the Shareholder Proposal Regarding the Issuance of a Climate Report and to Set Reduction Targets by the Company (Page 97)

The outcome of the vote on whether the Company should issue a climate report, at a reasonable cost and omitting proprietary information, describing if, and how, the Company plans to reduce its total GHG emissions and align its business with the Paris Agreement's goal of maintaining global temperature increases to 1.5°C will be determined by the affirmative vote of a majority of the shares present (in person or by proxy) and entitled to vote. You may vote "*FOR*" or "*AGAINST*" the shareholder proposal, or you may "*ABSTAIN*" from voting on this proposal. A vote to "*ABSTAIN*" will have the same effect as a vote "*AGAINST*" approval of the shareholder proposal.

THE BOARD RECOMMENDS THAT YOU VOTE "<u>AGAINST</u>" THIS PROPOSAL.

Other Matters

As of the date of this proxy statement, the Board knows of no matters that will be presented for consideration at the Annual Meeting other than those matters discussed in this proxy statement. If any other matters should properly come before the Annual Meeting and call for a vote of shareholders, then validly executed proxies in the enclosed form returned to us will be voted in accordance with the recommendation of the Board, or, in the absence of such a recommendation, in accordance with the judgment of the proxy holders. Any such additional matter must be approved by an affirmative vote of a majority of the shares present (in person or by proxy) and entitled to vote at the Annual Meeting.

INFORMATION ABOUT PROXIES AND VOTING

Record Date and Voting Securities

The Board has fixed the record date (the "**Record Date**") for the Annual Meeting as the close of business on March 18, 2024. Only shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting and at any adjournment or postponement thereof. At the close of business on the Record Date, there were outstanding 66,864,958 shares of common stock, each of which is entitled to one vote per share on all matters to be considered at the Annual Meeting.

The presence in person or by proxy of the holders of a majority of the shares of common stock will constitute a quorum for the transaction of business at the Annual Meeting. Shares of common stock represented by properly executed proxies received before the close of voting at the Annual Meeting will be voted as directed by such shareholders, unless revoked as described below.

Revocability of Proxies

A shareholder who completes and returns the proxy card that accompanies this proxy statement may revoke that proxy at any time before the closing of the polls at the Annual Meeting. A shareholder may revoke a proxy by voting at a later date by one of the methods described on the proxy card or by filing a written notice of revocation with, or by delivering a duly executed proxy bearing a later date to, Christopher C. Colson, the Corporate Secretary of the Company, at the Company's main office address located at 6040 Dutchmans Lane, Louisville, Kentucky 40205 at any time before the Annual Meeting. Shareholders may also revoke proxies by delivering a duly executed proxy bearing a later date to the inspector of election at the Annual Meeting before the close of voting or by attending the Annual Meeting and voting in person. You may attend the Annual Meeting even though you have executed a proxy, but your presence at the Annual Meeting will not automatically revoke your proxy.

Solicitation of Proxies

The cost of solicitation of proxies being solicited on behalf of the Board will be borne by us (as and if applicable). In addition to solicitation by mail, proxies may be solicited personally, by telephone or by other means by our directors, officers or employees, who receive no additional compensation for these solicitation activities. We will, upon request, reimburse brokerage houses and persons holding common stock in the names of their nominees for their reasonable out-of-pocket expenses in sending materials to their principals.

Other Voting Considerations

Broker Non-Votes. Under rules of the New York Stock Exchange, matters subject to shareholder vote are classified as "routine" or "non-routine." In the case of routine matters, brokers may vote shares held in "street name" in their discretion if they have not received voting instructions from the beneficial owner. In the case of non-routine matters, brokers may not vote shares unless they have received voting instructions from the beneficial owner ("**broker non-votes**"); therefore, it is important that you complete and return your proxy early so that your vote may be recorded.

The election of directors (Proposal 1) is a non-routine matter under the applicable rules, so broker non-votes may occur. However, broker non-votes do not count as shares entitled to vote. Because the election is decided by a plurality of shares present (in person or by proxy) and entitled to vote at the Annual Meeting, and because our majority voting policy for directors only considers "**FOR**" votes and "**WITHHOLD**" votes, any broker non-votes will not affect the outcome of Proposal 1.

The ratification of the appointment of the Company's independent auditors (Proposal 2) is a routine matter under the applicable rules so broker non-votes should not occur. In addition, because this matter is routine and brokers may vote as stated above, the number of votes cast, plus the number of abstentions, on Proposal 2 will be used to establish whether a quorum is present.

The advisory vote on the approval of executive compensation (Proposal 3), the advisory vote on the shareholder proposal regarding the issuance of a climate report and to set reduction targets by the Company (Proposal 7), and any other matters that may properly come before the Annual Meeting are also non-routine matters under the applicable rules, so broker non-votes may occur. Because broker non-votes do not count as shares entitled to vote, they do not affect the outcome of the vote on Proposals 3 and 7. With respect to the vote on amending and restating the Company's Amended and Restated Certificate of Incorporation to remove references to Class B shares (Proposal 4), the vote to amend the Company's Amended and Restated Certificate of Incorporation to include an exculpation of officers (Proposal 5), the vote to amend the Company's Bylaws to reduce the percentage required to request a special meeting of shareholders (Proposal 6), broker non-votes will have the same effect as a vote "***AGAINST***" Proposal 4, 5, and/or 6 (as applicable).

Abstentions. Abstentions will be counted for purposes of calculating whether a quorum is present. The effect of an abstention on each proposal where "***ABSTAIN***" is a voting choice is discussed above.

Executed but Unmarked Proxies. If no instructions are given, then shares represented by properly executed but unmarked proxies will be voted in accordance with the recommendation of the Board, or, in the absence of such a recommendation, in accordance with the judgment of the proxy holders.

ANNUAL MEETING FAQS

WHEN AND WHERE IS THE ANNUAL MEETING?

The 2024 Annual Meeting of Shareholders will be held at the Texas Roadhouse Support Center located at 6040 Dutchmans Lane, Louisville, Kentucky 40205 on Thursday, May 16, 2024 at 9:00 a.m. eastern daylight time.

WHO CAN ATTEND THE ANNUAL MEETING?

The Annual Meeting is open to all shareholders. If you wish to attend the Annual Meeting, please contact our Investor Relations Department at investment@texasroadhouse.com or (502) 426-9984.

WHO IS SOLICITING MY PROXY?

The Company's Board is soliciting your proxy in connection with the Annual Meeting. Certain of our directors, officers and employees also may solicit proxies on the Board's behalf by personal contact, telephone, mail, e-mail or other means.

WHO IS ENTITLED TO VOTE?

Only shareholders of record at the close of business on March 18, 2024 will be entitled to vote at the Annual Meeting.

WHAT CONSTITUTES A QUORUM?

The presence in person or by proxy of the holders of a majority of the shares of common stock issued and outstanding on the record date will constitute a quorum for the transaction of business at the Annual Meeting.

HOW DO I VOTE?

If you are entitled to vote, then you may cast your vote in accordance with any of the following options:

- Online, by going to the website shown on your proxy card;

- By touch-tone telephone from the United States, using the toll-free number on the proxy card;

- By mail by promptly completing, signing and dating your proxy card and returning it in the enclosed postage-paid envelope; or

- In person, by revoking your proxy and attending the Annual Meeting.

Telephone and Internet Voting facilities for Shareholders of record will close on 11:59 p.m. eastern daylight time on May 15, 2024.

CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

Yes, you may revoke your proxy at any time before the closing of the polls at the Annual Meeting by voting at a later date by one of the methods described on the proxy card or by filing a written notice of revocation with, or by delivering a duly executed proxy bearing a later date to, Christopher C. Colson, the Chief Legal and Administrative Officer and Corporate Secretary of the Company, at the Company's main office address located at 6040 Dutchmans Lane, Louisville, Kentucky 40205 at any time before the Annual Meeting.

You can also revoke proxies by delivering a duly executed proxy bearing a later date to the inspector of election at the Annual Meeting before the close of voting or by attending the Annual Meeting and voting in person. You may attend the Annual Meeting even though you have executed a proxy, but your presence at the Annual Meeting will not automatically revoke your proxy.

WHAT IS A BROKER NON-VOTE?

Under rules of the New York Stock Exchange, matters subject to shareholder vote are classified as "routine" or "non-routine." In the case of routine matters, brokers may vote shares held in "street name" in their discretion if they have not received voting instructions from the beneficial owner.

In the case of non-routine matters, brokers may not vote shares unless they have received voting instructions from the beneficial owner; therefore, it is important that you complete and return your proxy early so that your vote may be recorded.

WHAT ITEMS WILL BE VOTED ON AND WHAT ARE THE RECOMMENDATIONS OF THE BOARD?

The Board is requesting that shareholders vote on the following seven proposals at the Annual Meeting and makes the following recommendations with respect to each proposal:

- **Proposal 1:** To elect nine directors to the Board of Directors of the Company, each for a term of one year.

    Recommendation: "*FOR*"

- **Proposal 2:** To ratify the appointment of KPMG LLP as the Company's independent auditors for the Company's 2024 fiscal year.

    Recommendation: "*FOR*"

- **Proposal 3:** An advisory vote on executive compensation.

    Recommendation: "*FOR*"

- **Proposal 4:** To amend the Company's Amended and Restated Certificate of Incorporation to remove Class B shares.

    Recommendation: "*FOR*"

- **Proposal 5:** To amend the Company's Amended and Restated Certificate of Incorporation to provide for exculpation of our officers as permitted by Delaware law

    Recommendation: "*FOR*"

- **Proposal 6:** To amend the Company's Bylaws to reduce the ownership percentage required for shareholders to request a special meeting of shareholders from 50% to 25%.

    Recommendation: "*FOR*"

- **Proposal 7:** An advisory vote on a shareholder proposal regarding the issuance of a climate report and to set reduction targets by the Company, if properly presented at the Annual Meeting.

    Recommendation: "*AGAINST*"

WHO PAYS FOR THE PROXY SOLICITATION?

The cost of solicitation of proxies being solicited on behalf of the Board will be borne by us. In addition to solicitation by mail, proxies may be solicited personally, by telephone or by other means by our directors, officers or employees, who receive no additional compensation for these solicitation activities. We will, upon request, reimburse brokerage houses and persons holding common stock in the names of their nominees for their reasonable out-of-pocket expenses in sending materials to their principals.

WHO COUNTS THE VOTES?

Computershare, the transfer agent for the Company, will count the votes and will serve as the independent inspector of election at the Annual Meeting.

WHERE DO I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?

Results of the vote held at the Annual Meeting will be included on a Form 8-K which is expected to be filed with the Securities and Exchange Commission within one business day after the date of the Annual Meeting.

WHO IS "BUBBA" AND WHY IS HE REFERENCED IN THE PROXY?

Bubba was the nickname of W. Kent Taylor, the Company's late founder, and is the namesake of our Bubba's 33 restaurant concept. As used in Compensation Discussion and Analysis and in honor of Mr. Taylor, we use the headings "Bubba Who" (outlining our Named Executive Officers), "Bubba What" (outlining what we do and do not do from an executive compensation standpoint), and "Bubba How" (outlining our philosophy on executive compensation).

2023 CORPORATE GOVERNANCE OVERVIEW

The following is an executive summary of corporate governance activities for our 2023 fiscal year:

Meetings

We held 27 meetings of the Board and applicable committees comprised of (i) seven meetings of the Board, (ii) 12 meetings of the audit committee, (iii) four meetings of the compensation committee, and (iv) four meetings of the nominating and corporate governance committee. Of the seven meetings of the Board, three were joint meetings among the Board, the compensation committee and/or the nominating and corporate governance committee.

New Board Member

On June 2, 2023, Wayne L. Jones was appointed to the Board as an independent director. In connection with the appointment, the Board desired to add a Board member with extensive restaurant industry experience. Mr. Jones was nominated as a non-employee director because of his chief executive and board of director experience as well as his extensive knowledge of the restaurant industry where he has over 40 years of experience in the industry.

On February 28, 2024, Jane Grote Abell was appointed to the Board as an independent director. In connection with the appointment, the Board desired to add a Board member with extensive restaurant industry experience. Ms. Abell was nominated as a non-employee director because of her executive and board experience as well as her extensive knowledge of the restaurant industry where she has over 30 years of experience in the industry.

Board Composition

<u>2023</u>

In 2023, the Board consisted of eight directors – seven of which are independent, as that term is defined in the listing standards under Nasdaq Marketplace Rule 5605(a)(2) and meet the criteria for independence under the Sarbanes-Oxley Act of 2002 and the rules adopted by the Securities and Exchange Commission. The following is a breakdown of committee membership and leadership during the 2023 fiscal year:

1) Chairman of the Board: Gregory N. Moore

2) Audit Committee: Donna E. Epps (Chair); Michael A. Crawford; Wayne L. Jones; Gregory N. Moore; Curtis A. Warfield; and James R. Zarley. Kathleen M. Widmer also served on the Audit Committee for a portion of the 2023 fiscal year.

3) Compensation Committee: James R. Zarley (Chair); Michael A. Crawford; Donna E. Epps; Wayne L. Jones; Gregory N. Moore; Curtis A. Warfield; and Kathleen M. Widmer

4) Nominating and Corporate Governance Committee: Curtis A. Warfield (Chair); Michael A. Crawford; Donna E. Epps; Wayne L. Jones; Gregory N. Moore; Kathleen M. Widmer; and James R. Zarley

<u>2024</u>

The Board currently consists of nine directors – seven of which are independent, as that term is defined in the listing standards under Nasdaq Marketplace Rule 5605(a)(2) and meet the criteria for independence under the Sarbanes-Oxley Act of 2002 and the rules adopted by the Securities and Exchange Commission. The following is a breakdown of current committee membership and leadership:

1) Chairman of the Board: Gregory N. Moore

2) Audit Committee: Donna E. Epps (Chair); Michael A. Crawford; Wayne L. Jones; Gregory N. Moore; and Curtis A. Warfield

3) Compensation Committee: Michael A. Crawford (Chair); Gregory N. Moore; and Kathleen M. Widmer

4) Nominating and Corporate Governance Committee: Curtis A. Warfield (Chair); Donna E. Epps; Wayne L. Jones; and Kathleen M. Widmer

Compensation Philosophy

With respect to each non-employee director's 2023 fiscal year service, each non-employee director received a fixed cash amount for serving on the Board, together with additional compensation relating to leadership positions on the Board and/or on any Board committee. Additionally, the Chairman of the Board received an annual grant of service based restricted stock units equal to $313,000 divided by the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares, while each remaining non-employee director received an annual grant of service based restricted stock units equal to $223,000 divided by the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares.

Similar to our compensation philosophy for our executive officers, we believe that issuing service based restricted stock units to our non-employee directors aligns their interests with those of our shareholders. Specifically, since the bulk of each non-employee director's compensation lies in the value of the service based restricted stock units granted, the non-employee directors are motivated to continually improve the Company's performance in the hope that the performance will be reflected by the stock price on the vesting date of their service based restricted stock units. Moreover, we believe that the service based restricted stock unit awards drive director alignment with maximizing shareholder value because the value of the service based restricted stock units varies in response to investor sentiment regarding overall Company performance at the time of vesting.

Cap on Total Compensation

The total compensation for any non-employee director may not exceed $500,000, which amount shall be calculated by adding (i) the total cash compensation to be paid for services rendered by a non-employee director in any given fiscal year to (ii) the grant date value of any equity granted to such non-employee director in that fiscal year. This cap on Board total compensation is included in the Company's 2021 Long-Term Incentive Plan.

Mandatory Retirement Age for Board Service

In November 2019, the Board and the nominating and corporate governance committee determined that it is advisable and in the best interest of the Company to establish a mandatory retirement age for the non-employee directors on the Board. In furtherance of the foregoing, in no event shall any non-employee be elected, re-elected, and/or appointed to the Board if such non-employee is 75 years or older at the time of such election, re-election, and/or appointment; provided, however, any director who began serving on the Board prior to 2006 shall be permitted to be re-elected to the Board so long as they are not 80 years or older at the time of such re-election.

In furtherance of this policy, Mr. Zarley is being nominated for re-election for the last time at the Annual Meeting. Mr. Zarley is our longest tenured member of the Board, being appointed to the Board in 2004 as a part of the Company's initial public offering. He was appointed to the Board because of his chief executive and information technology experience in developing industries, his technology experience, and his transactional experience. During his time on the Board, he has continued to serve on each of the three committees of the Board and has provided both formal and informal mentorship and leadership, most recently as the chairperson of the compensation committee. The Company thanks Mr. Zarley for his almost 20 years of service to the Board and the tremendous value that he has brought to the Company during his tenure, including during key transitional moments in the Company's history (specifically following the sudden passing of our founder Kent Taylor).

Shareholder Engagement

During 2023, management of the Company interacted with shareholders owning approximately 65% of the outstanding shares of the Company as of the end of fiscal year 2023. These interactions ranged from one-on-one phone/video calls, face-to-face meetings at investor conferences, video calls during virtual non-deal roadshows, participants listening to virtual fireside chats between members of management and sell-side analysts, and conversations with stewardship teams regarding corporate governance.

Director Summary Overview

OUR DIRECTOR NOMINEES				Committee Membership		
Nominee	**Age**	**Director Since**	**Independent (Y/N)**	**A**	**C**	**N**
Jane Grote Abell	57	2024	Y			
Michael A. Crawford	56	2020	Y	○	●	
Donna E. Epps	60	2021	Y	●		○
Wayne L. Jones	65	2023	Y	○		○
Gregory N. Moore	74	2005	Y	○	○	
Gerald L. Morgan	63	2021	N	N/A	N/A	N/A
Curtis A. Warfield	56	2018	Y	○		●
Kathleen M. Widmer	62	2013	Y		○	○
James R. Zarley	79	2004	N			

A (Audit Committee)   **C** (Compensation Committee)   **N** (Nominating and Corporate Governance Committee)

● Chairperson   ○ Committee Member

Director Summaries

Jane Grote Abell	Business Experience:
Director Since: 2024 **Age:** 57 **Board Committees / Leadership:** None. **Public Boards:** None	Ms. Abell is a founding family member, Executive Chairwoman of the Board of Directors, and Chief Purpose Officer for Donatos Pizza and Jane's Dough Premium Foods, all positions she has held since 2010. At Donatos, Ms. Abell previously held the title of Chief Operations Officer, Chief People Officer, and President. She also previously served as Senior Vice President of Business Development for Donatos where she led growth for franchising and development during the period of time in which Donatos was owned by the McDonald's corporation.
Favorite Texas Roadhouse Food Item: Herb Crusted Chicken, Baked Potato and Steamed Vegetables with the World Famous Texas Roadhouse Rolls	**Reason for Nomination:** Ms. Abell is being nominated as a non-employee director because of her executive and board experience as well as her extensive knowledge of the restaurant industry where she has over 30 years of experience in the industry. As a result of these and other professional experiences, Ms. Abell possesses particular knowledge and experience that strengthens the Board's collective qualifications, skills, and experience.

Michael A. Crawford	Business Experience:
Director Since: 2020 **Age:** 56 **Board Committees / Leadership:** Audit Committee and Compensation Committee; Chairperson of Compensation Committee **Public Boards:** Hall of Fame Resort & Entertainment Company (NASDAQ: HOFV) **Favorite Texas Roadhouse Food Item:** 6oz Filet and Grilled Shrimp	Mr. Crawford is currently serving as Chairman of the Board, President and Chief Executive Officer for Hall of Fame Resort & Entertainment Company (NASDAQ: HOFV), including Hall of Fame Village, Hall of Fame Village Media and Gold Summit Gaming divisions, which he joined in December 2018. Hall of Fame Resort & Entertainment Company is a sports, entertainment, and media enterprise headquartered in Canton, Ohio which was established in 2020 as a result of a merger between HOF Village, LLC, a partnership between the Pro Football Hall of Fame and Industrial Realty Group (IRG) which began in 2016 and Gordon Pointe (GPAQ) Acquisition Corp. From 2014 to 2018, Mr. Crawford held numerous executive positions with the Four Seasons Hotels and Resorts Company, starting as the President of Asia Pacific and subsequently becoming Global President of Portfolio Management. While at Four Seasons, he was responsible for business and capital planning, along with the design and construction of all new Four Seasons Hotels and Resorts worldwide. Prior to Four Seasons, Mr. Crawford spent almost 25 years at the Walt Disney Company (NYSE: DIS) where he rose to Senior Vice President and General Manager of Shanghai Disney Resort and President of Shanghai's Walt Disney Holdings Company.
	Reason for Nomination: Mr. Crawford is being nominated as a non-employee director because of his chief executive experience, his hospitality and international experience, and his strategic planning experience. As a result of these and other professional experiences, Mr. Crawford possesses particular knowledge and experience that strengthens the Board's collective qualifications, skills, and experience.

Donna E. Epps	**Business Experience:**
Director Since: 2021 *Age:* 60 *Board Committees / Leadership:* Audit Committee and Nominating & Corporate Governance Committee; Chairperson of Audit Committee *Public Boards:* Saia, Inc. (NASDAQ: SAIA) Texas Pacific Land Corporation (NYSE: TPL) *Favorite Texas Roadhouse Food Item:* Fall-Off-The-Bone Ribs	Ms. Epps is a certified public accountant licensed in the State of Texas who previously served in various capacities at Deloitte LLP for over 31 years, including over 17 years of focus on providing attest services to private and public companies across industries including distribution, commercial and industrial products, energy, technology, and telecommunications. Following her retirement from Deloitte in 2017, Ms. Epps serves as an independent director for Saia, Inc. (NASDAQ: SAIA), a transportation company that predominantly transports less-than-truckload shipments across 45 states but also offers a wide range of other services, including non-asset truckload, expedited transportation and logistics services across North America, where she is a member of the Audit Committee and Nominating and Corporate Governance Committee. Ms. Epps also serves as an independent director for Texas Pacific Land Corporation (NYSE: TPL), one of the largest landowners in the state of Texas with approximately 900,000 acres of land located in 19 counties of West Texas, where she serves as Audit Committee Chairperson and is a member of the Nominating and Corporate Governance Committee.
	Reason for Nomination: Ms. Epps is being nominated as a non-employee director because of her extensive audit, risk, financial and accounting experience and her extensive board experience. As a result of these and other professional experiences, Ms. Epps possesses particular knowledge and experience that strengthens the Board's collective qualifications, skills, and experience.

Wayne L. Jones	**Business Experience:**
Director Since: 2023 *Age:* 65 *Board Committees / Leadership:* Audit Committee and Nominating & Corporate Governance Committee *Public Boards:* None *Favorite Texas Roadhouse Food Item:* Ribeye, Loaded Baked Potato and Rattlesnake Bites with the World Famous Texas Roadhouse Rolls	Mr. Jones has over 40 years of experience in the restaurant industry, where his career spans several well-respected brands, including BJ's Restaurants, P.F. Chang's, Anthony's Coal Fired Pizza and The Cheesecake Factory. Most recently, Mr. Jones served as the Chief Executive Officer of Anthony's Coal Fired Pizza from 2017 until his retirement in 2020. In addition to his executive level experience, Mr. Jones served on the Board of Directors as an independent director at Craftworks Restaurants from 2015 to 2018.
	Reason for Nomination: Mr. Jones is being nominated because of his chief executive and board of director experience as well as his extensive knowledge of the restaurant industry where he has over 40 years of experience in the industry.

Gregory N. Moore	Business Experience:
Director Since: 2005 **Age:** 74 **Board Committees / Leadership:** Audit Committee and Compensation Committee; Chairman of the Board **Public Boards:** Newegg Commerce, Inc. (NASDAQ: NEGG) **Favorite Texas Roadhouse Food Item:** Texas Size Combo of 6oz Filet and Fall-Off-The Bone Ribs	Mr. Moore served as the Senior Vice President and Controller of Yum! Brands, Inc. until he retired in 2005. Yum! Brands is the worldwide parent company of Taco Bell, KFC, and Pizza Hut. Prior to becoming Yum! Brands' Controller, Mr. Moore was the Vice President and General Auditor of Yum! Brands. Before that, he was with PepsiCo, Inc. and held the position of Vice President, Controller of Taco Bell and Controller of PepsiCo Wines & Spirits International, a division of PepsiCola International. Before joining PepsiCo, he was an Audit Manager with Arthur Young & Company in its New York, New York and Stamford, Connecticut offices. Mr. Moore is a certified public accountant in the States of New York and California. In July 2011, Mr. Moore joined the board of Newegg Commerce, Inc. (NASDAQ: NEGG), an on-line retailer specializing in computer and computer-related equipment and serves as the Chair of the Audit Committee, and serves on both the Nominating and Corporate Governance and Compensation Committees.
	Reason for Nomination: Mr. Moore is being nominated as a non-employee director because of his extensive financial, accounting, and international experience as well as his experience in the restaurant industry. As a result of these and other professional experiences, Mr. Moore possesses particular knowledge and experience that strengthens the Board's collective qualifications, skills, and experience.

Gerald L. Morgan	Business Experience:
Director Since: 2021 **Age:** 63 **Board Committees / Leadership:** Company's Chief Executive Officer **Public Boards:** None **Favorite Texas Roadhouse Food Item:** Dickie V Pizza from Bubba's 33	Mr. Morgan is a 27-year veteran of Texas Roadhouse and has nearly 40 years of total foodservice experience, including with Bennigan's and Burger King. His career with Texas Roadhouse began in 1997 as Managing Partner in Grand Prairie, Texas, which was store number 26 and the first in Texas. Mr. Morgan was named Managing Partner of the Year in 2001, which is the Company's highest recognition. Mr. Morgan was promoted to Market Partner in 2001, where he oversaw and grew operations in Texas and Oklahoma. In 2014, Mr. Morgan was awarded the Texas Roadhouse Legends Award at the Company's Managing Partner Conference. The following year, he was promoted to Regional Market Partner. Mr. Morgan was named Chief Executive Officer in 2021. Mr. Morgan also previously served as President of the Company from December 2020 through January 2023.
	Reason for Nomination: Mr. Morgan is being nominated as an executive director because of his role as Chief Executive Officer of the Company, his knowledge of the restaurant industry and his in-depth knowledge of the Company. As a result of these and other professional experiences, Mr. Morgan possesses particular knowledge and experience that strengthens the Board's collective qualifications, skills, and experience.

Curtis A. Warfield	Business Experience:
Director Since: 2018 **Age:** 56 **Board Committees / Leadership:** Audit Committee and Nominating & Corporate Governance Committee; Chairperson of Nominating & Corporate Governance Committee **Public Boards:** Talkspace, Inc. (NASDAQ: TALK) **Favorite Texas Roadhouse Food Item:** Beef Tips, Mashed Potatoes and Gravy with the World Famous Texas Roadhouse Rolls	Mr. Warfield is a certified public accountant licensed in the Commonwealth of Kentucky and is currently the President and Chief Executive Officer of Windham Advisors LLC, a private equity and strategic advisory firm that offers innovative business solutions for companies in logistics, healthcare, and real-estate industries. He served as part of the senior leadership team of Anthem, Inc. (NYSE: ANTM), one of the nation's largest health insurers with over $100 billion in revenues from 2017 to 2019. Previously he served in a variety of roles from 1997 to 2016 at HCA, the largest healthcare provider in the country. He began as the Chief Financial Officer of the Columbia Healthcare Network with a majority of his tenure serving as the Chief Executive Officer of NPAS, a healthcare services company. In 2021, Mr. Warfield joined the board of Talkspace, Inc. (NASDAQ: TALK), a digital company which offers mental health treatment services. Mr. Warfield also served on the board of OneOncology, before the sale to Amerisource Bergen (NYSE:ABC) , a company that invests in and collaborates with community oncology practices and served as Chair of the Audit Committee.
	Reason for Nomination: Mr. Warfield is being nominated as a non-employee director because of his extensive financial and accounting experience, his executive management experience, and his information technology experience. As a result of these and other professional experiences, Mr. Warfield possesses particular knowledge and experience that strengthens the Board's collective qualifications, skills, and experience.

Kathleen M. Widmer	**Business Experience:**
Director Since: 2013 **Age:** 62 **Board Committees / Leadership:** Compensation Committee, and Nominating & Corporate Governance Committee **Public Boards:** None **Favorite Texas Roadhouse Food Item:** All American Burger	Ms. Widmer served as the Group President of North America and Latin America for Kenvue (NYSE: KVUE), a position she held from May 2023 through her retirement in December 2023. Previously, Ms. Widmer served as the Company Group Chairman for Consumer North America and Latin America with Johnson & Johnson Consumer Health (NYSE: JNJ), a position she held from December 2018 through May 2023. Prior to that position, she served as the President of the Johnson & Johnson Consumer OTC Division, which provides healthcare solutions through well-known and trusted over-the-counter medicines and products, a position she held from August 2015. She was previously with Johnson & Johnson for 21 years, until 2009, where she held numerous positions, including serving as Vice President, Marketing, McNeil Consumer Healthcare. Prior to re-joining Johnson & Johnson, she served as Executive Vice President and Chief Marketing Officer at Elizabeth Arden, Inc. (NASDAQ: RDEN), from 2009 to 2015, and was responsible for the global growth strategy and marketing execution of the Elizabeth Arden Brand. In 2017, she was appointed to the board of directors for the Wounded Warrior Project, a board position in which she served until 2023. She is a graduate of the U.S. Military Academy in West Point, New York, and served for five years as a U.S. Army officer.
	Reason for Nomination: Ms. Widmer is being nominated as a non-employee director because of her executive management experience, her extensive marketing experience in the retail sector, and her knowledge of the global retail industry. As a result of these and other professional experiences, Ms. Widmer possesses particular knowledge and experience that strengthens the Board's collective qualifications, skills, and experience.

James R. Zarley	**Business Experience:**
Director Since: 2004 **Age:** 79 **Board Committees / Leadership:** None. **Public Boards:** None. **Favorite Texas Roadhouse Food Item:** 6oz Filet	Mr. Zarley served as Chairman, Chief Executive Officer and Chairman of the Board of Conversant, a single-source provider of media, technology and services across major interactive marketing channels which previously operated under the name ValueClick, Inc. (NASDAQ: CNVF), and was a member of Conversant's board of directors from 1999 until his retirement in 2014. Mr. Zarley shaped the company into a global leader in online marketing solutions. Prior to joining Conversant, Mr. Zarley was Chief Operating Officer of Hiway Technologies, where he was a leading member of the management team that closed the merger with Verio in 1999. Prior to that, Mr. Zarley was Chairman and Chief Executive Officer of Best Internet until it merged with Hiway Technologies in 1998. Mr. Zarley also founded and later sold Quantech Information Services, now an ADP company. In addition, he spent 19 years at RCA in various senior management roles. Currently, he serves on the board of directors of multiple private companies.
	Reason for Nomination: Mr. Zarley is being nominated as a non-employee director because of his chief executive and information technology experience in developing industries, his technology experience, and his transactional experience. As a result of these and other professional experiences, Mr. Zarley possesses particular knowledge and experience that strengthens the Board's collective qualifications, skills, and experience.

Meetings of the Board

The Board met on seven occasions and its standing committees (audit committee, compensation committee, and nominating and corporate governance committee) met on 20 occasions during our fiscal year ended December 26, 2023, which consistent of (i) 12 meetings of the audit committee, (ii) four meetings of the compensation committee, and (iii) four meetings of the nominating and corporate governance committee. Of the seven meetings of the Board, three were joint meetings among the Board, the compensation committee and/or the nominating and corporate governance committee. Each incumbent director attended at least 75% of the aggregate number of meetings of the Board and its committees on which such director served during his or her period of service in fiscal 2023. In addition, the Company expects all members of the Board to attend the Annual Meeting. All incumbent directors attended the 2023 annual meeting. Four regular Board meetings are currently scheduled for the 2024 fiscal year. Executive sessions of non-employee directors, without management directors or employees present, are typically scheduled in conjunction with each regularly scheduled Board meeting. The role of each standing committee is more fully described below.

Leadership Structure of the Board and Role of the Board in Strategy and Risk Oversight

Leadership Structure. The Board consists of seven independent directors, one non-independent non-employee director and one executive director. Following the passing of W. Kent Taylor, the Company's founder and then Chairman of the Board and Chief Executive Officer of the Company, the Board named Gregory N. Moore as Chairman of the Board on March 19, 2021. Mr. Moore joined the Board in 2005 following the Company's initial public offering in 2004. Until his appointment as Chairman of the Board, Mr. Moore had previously served as the Board's Lead Independent director since the creation of that position in 2012. The responsibility and authority of the Lead Independent director are delineated in our Corporate Governance Guidelines, which can be found on the Company's website at *www.texasroadhouse.com.* The Board determined that a separation of the duties and responsibilities of the Chairman of the Board from those of the Chief Executive Officer was appropriate during the transition following the death of the Company's founder. As more particularly described below, Mr. Morgan, the Company's Chief Executive Officer, was appointed to the Board on June 15, 2021.

Role of the Board and Management. As more specifically described in our Corporate Governance Guidelines, the Company's business is conducted by the officers and employees under the direction of the Chairman of the Company, and if there is no Chairman, then the Chief Executive Officer of the Company, and under the oversight of the Board. In connection with the same, the Board's role is to enhance the long-term value of the Company for its shareholders. The Board is elected annually by the Company's shareholders to oversee management and the execution of the Company's strategy, and to ensure that the long-term interests of the shareholders are being served. In order to fulfill these obligations, the Board is responsible for establishing broad corporate policies, setting and overseeing the Company's strategic direction and overseeing the management of the Company.

Strategic Planning and Strategic Initiatives. In addition to and as part of the broad responsibilities described in the immediately preceding paragraph, the Board plays an instrumental oversight role in the strategic planning and initiatives of the Company to ensure that the appropriate processes, systems, and organizational infrastructure is in place to support and align all management teams and functions toward the execution of the Company's mission, vision and purpose. The Board's oversight role includes succession and organizational planning, human capital management, governance, corporate policy and process development, enterprise risk management, business planning and development, and capital structure and allocation.

As a part of this role, the Board reviews the Company's strategy with management to ensure that the Company and the Board are aligned on the long-term goals and strategic initiatives of the Company. At every quarterly Board meeting, the Board and management conduct a strategic overview of one of the Company's main restaurant brands (including the international business) and is continually updated throughout the year on the performance of each brand or business unit. Additionally, the Board conducts periodic reviews of the manner in which the Company is allocating its capital to ensure that the Board and the management of the Company are in agreement on how the Company is managing its asset portfolio. Finally, the Board provides direct oversight over certain other strategic initiatives or transactions implemented by the Company, including new store development, franchise acquisitions and development, international development, retail or other business development initiatives, and the Company's share repurchase activities and dividend program (as applicable). The Board executes its strategic oversight responsibility directly and through its committees as more particularly described below.

Risk Oversight. The Board is also responsible for overseeing the Company's risk management strategy, including the Company's implementation of appropriate processes to administer day-to-day risk management. The Board executes its oversight responsibility directly and through its committees and is informed about risk management matters as part of its role in its general oversight and approval of corporate matters. The Board provides the Company's management with clear guidance on the risks it believes face the Company, such as the matters disclosed as risk factors in the Company's Annual Report on Form 10-K. Additionally, the Board has delegated certain risk management responsibilities to its audit committee and compensation committee.

Pursuant to the audit committee's charter, the Board has authorized the audit committee to oversee the Company's risk assessment and risk management practices, and disclosures, including, without limitation, the Company's financial strategies, insurance plans, cyber risk, business continuity, and corporate sustainability. As a part of its oversight responsibilities and as more specifically discussed below, the audit committee evaluates the overall enterprise risk of the entire Company, as well as regularly and comprehensively reviews specific risk matters which have been identified by management. This includes a rotational review of the risks relating to specific departments within the Company. The Company's internal auditors regularly report directly to the audit committee on the results of internal audits, the scope and frequency of which are based on comprehensive risk assessments which have been approved by the audit committee.

ILLUSTRATIVE DEPICTION OF ENTERPRISE RISK MANAGEMENT PROGRAM

As a part of our enterprise risk management process and under the oversight of the audit committee, the Company has formed a series of subject matter risk committees that are composed of cross-functional leaders within the Company that specialize in specific areas of risk previously identified by the Company, which regularly meet and report their activities to the enterprise risk management ("*ERM*") team. These subject matter risk committees focus on specific risks relating to business continuity / crisis management, food safety, responsible alcohol service, employment compliance, information governance (including data privacy compliance), vendor management, employee and guest safety, Americans with Disabilities Act (ADA) and corporate sustainability. The ERM team, consisting of our Chief Legal and Administrative Officer, Vice President of Finance, Associate General Counsel – Brand Protection, Vice President of Legendary People, Director of

Risk, Director of Internal Audit, and Program Director of Business Continuity and Data Privacy, meets regularly to identify emerging risk areas and key risk areas for the Company, and serves as a liaison between the subject matter risk committees and the executive risk committee described below. Additionally, the ERM team conducts a periodic review of a risk register, including an in-depth focus on high priority risks, as well as evaluates the composition of existing subject matter risk committees and/or the potential need for the creation of new subject matter risk committees based on its review of the risk register and conducts a gap analysis with respect to the key risks identified on the Company's risk register to the Company's applicable lines of available insurance coverage. The risk register is reviewed with the audit committee and the executive risk committee. Finally, the Company has an executive risk committee consisting of the Named Executive Officers and the Vice Presidents of Operation for each of the Company's three main concepts which meet throughout the year to determine risk priorities and make decisions on key areas of risk.

Additionally, as indicated above, the ERM team regularly updates the audit committee on the results of its risk management activities at least twice per year. Moreover, specific subject matter risk committees periodically report to the audit committee the risk-based initiatives being performed by the applicable risk committee. The audit committee is routinely advised of strategic, operational, financial, legal, data privacy, corporate sustainability, responsible alcohol service, and cybersecurity risks, and the audit committee reviews and is informed of specific activities to manage these risks, such as policies and procedures, insurance plans, indemnification obligations, and internal controls (as and if applicable).

Pursuant to the compensation committee's charter, the Board has authorized the compensation committee to oversee the compensation programs for the Company's executive officers and non-employee directors. The compensation committee, in fulfilling its oversight responsibilities, designs the compensation packages applicable to the Company's executive officers and Board members. The compensation committee also periodically consults with management on the payments of bonuses and grants of stock awards to key employees.

The audit committee and the compensation committee jointly perform an annual risk assessment of our compensation programs for all employees to determine whether these programs encourage unnecessary or excessive risk taking. In conducting this review, each of our compensation programs is evaluated on a number of criteria aimed at identifying any incentive programs that deviate from our risk management objectives. Based on this review in 2023, both the audit committee and the compensation committee concluded that we have the right combination of rewards and incentives to drive company performance, without encouraging unnecessary or excessive risk taking by our employees. In connection with the foregoing, the Company has not established a system of incentives that is reasonably likely to lead to excessive or inappropriate risk taking by employees or create a risk reasonably likely to have a material adverse effect on the Company. Specifically, the audit and compensation committees identified the following components of our compensation programs that mitigate the likelihood of excessive risk taking to meet performance targets: equity incentive compensation in the form of restricted stock units; long term contracts and a financial buy-in requirement for restaurant management; a guaranteed base salary within our support center management personnel; minimums and maximums on profit sharing compensation within our support center management personnel; robust internal controls; operational focus on top line sales growth; and, a business model which focuses on a strong balance sheet, relatively low debt, prudent growth, and sustainable long-term profitability.

The Board's oversight roles, including the roles of the audit committee and the compensation committee, allow the Board to effectively administer risk management policies while also effectively and efficiently addressing Company objectives. The Board expects to continue to involve Company management in its deliberations and decision-making in order to administer risk management policies effectively.

Cybersecurity. In the course of our operations, the Company receives and maintains sensitive information from our guests, employees, partners and business operations. To address cybersecurity threats to this information, the Company has used a risk-based approach to create and implement a detailed set of information security policies and procedures that are based on frameworks established by the National Institute of Standards and Technology. The Company's Head of Information Security leads the Company's cybersecurity efforts under the direct oversight of our Chief Technology Officer. Together, these individuals have over 50 years of experience involving information technology, including security, auditing, compliance, systems and programming. Additionally, the Company engages in the use of external cybersecurity experts for training, contingency planning, consultation and process documentation.

The Company has implemented detective and preventative controls designed to ensure the appropriate level of protection for the confidentiality, integrity and availability of data stored on or transferred through our information technology resources. Additionally, we have a risk assessment process to identify risks associated with our use of third-party service providers and have implemented specific processes and controls designed to mitigate those identified risks. Both internal and third-party audits are performed routinely to verify that these controls are effective. Additionally, the Company has implemented trainings designed to provide best practices for protecting our network and systems, and also routinely leads exercises for employees to reinforce the risk and proper handling of targeted emails. The Company's Head of Information Security is responsible for developing and implementing these controls and training exercises with support from our information technology department.

The Company's enterprise risk management program has established an internal risk committee to evaluate information governance risks. This committee comprises members of management of the Company's information technology, human resources, marketing, accounting, risk, procurement, training, finance and legal functions, and is focused on performing risk assessments to identify areas of concern and implement appropriate changes to enhance its cybersecurity and privacy policies and procedures. The internal risk committee is informed of the Company's risk prevention and mitigation efforts on at least a quarterly basis by the Head of Information Security. The committee is also briefed on detection and remediation of cybersecurity incidents in a timely manner following the detection of any potential events.

The Company has a crisis response team comprising senior members of various corporate functions to oversee the response to various crises including potential crises arising from cybersecurity incidents that may impact the Company and/or its vendor partners. This team conducts regular tabletop exercises to simulate responses to cybersecurity incidents. To the extent there is a cybersecurity incident impacting the Company and/or a vendor partner, the crisis response team's process would be to ensure that our Head of Information Security and Chief Technology Officer are informed immediately and that the potential impact of the incident and remedial measures arising from the incident are communicated to the executive officers of the Company.

The Board has authorized the audit committee to oversee the Company's risk assessment and risk management practices and strategies. This delegation includes maintaining responsibility for overseeing the Company's enterprise risk management program. As a part of this oversight role, the audit committee receives regular updates from management on cybersecurity and privacy risks impacting the Company, which includes benchmarking these risks versus the industry. Our Board members also engage in ad hoc conversations with management on cybersecurity-related news events, receive training specific to cybersecurity risks and threats and regularly discuss any updates to our cybersecurity risk management and strategy programs.

Corporate Sustainability. The Board and the Company take great pride in our corporate sustainability program and our appreciation for, and commitment to, our employees and for the communities in which we serve. Our commitment is evident from our passion and history of dedication to corporate citizenship, diversity, and the manner in which we often consider sustainability as part of our strategy, operating model and overall decision-making process. This commitment also includes the continued execution of our existing corporate sustainability activities, as well as the identification of future opportunities. We actively pursue opportunities and partnerships that help conserve resources, reduce waste, and have a positive impact on our communities, as well as partner with other organizations and source products from suppliers who share our commitment to corporate sustainability. As a result, the Board reviews the Company's corporate sustainability initiatives as a part of their oversight role of the Company's business strategy and risk management. In particular, the Board receives periodic updates, at least annually, of our corporate sustainability initiatives from management. The Company also includes an update on some of these initiatives in the Company's Annual Report.

Additionally and as described above, risks relating to corporate sustainability are managed by the Company as a part of the Company's enterprise management program and under the oversight of the audit committee. In connection with the same, the Company has established an internal subject matter risk committee to evaluate environmental, social and governance matters. This committee is comprised of members of management from the Company's legal, human resources, communications, procurement, investor relations, and financial reporting functions. At least annually, the corporate sustainability risk committee reports to the audit committee of the risk-based initiatives being performed by the committee.

In 2017, we released our initial corporate sustainability report which outlined the four core pillars of our corporate sustainability efforts: Food, Community, Employees, and Conservation. Our goal is to update our corporate sustainability report annually. The current report is available on the Company's website at *www.texasroadhouse.com*. Unless specifically referenced in this proxy statement, the content posted on, or accessible through, our website is not incorporated by reference into this proxy statement or any of our filings with the Securities and Exchange Commission (the "***SEC***") and may be revised by us (in whole or in part) at any time and from time to time.

Committees of the Board

The Board has three standing committees:

(i) the audit committee;

(ii) the compensation committee; and

(iii) the nominating and corporate governance committee.

The Board has adopted a written charter for each of these committees, which sets out the functions and responsibilities of each committee. The charters of these committees are available in their entirety on our website at *www.texasroadhouse.com*. Please note, however, that the information contained on the website is not incorporated by reference in, nor considered to be a part of, this proxy statement.

Audit Committee. As described in its charter, the primary purpose of the audit committee is to assist the Board in fulfilling its oversight responsibility relating to:

(i) the integrity of the Company's consolidated financial statements;

(ii) the Company's risk assessment and risk management practices and strategies;

(iii) the Company's compliance with legal and regulatory requirements;

(iv) the independence and performance of the Company's internal and external auditors; and

(v) the Company's internal controls and financial reporting practices.

The audit committee is also directly responsible for the following: (a) pre-approves all audit and permitted non-audit related services provided by our independent auditors (which can be found on the Company's website at *www.texasroadhouse.com*), (b) the appointment, compensation, retention, and oversight of the Company's independent auditors, and (c) periodically reviews the Company's independent auditors. In connection with the audit committee's appointment of the Company's independent auditors, the audit committee evaluates the service level of the incumbent independent auditor on an annual basis, which includes criteria such as prior year quality of service, industry and technical expertise, independence, resource availability, and reasonableness and competitiveness of fees, as well as solicits the input of key management employees during its evaluation.

The audit committee reviews all of the Company's earning press releases, Quarterly and Annual Reports on Form 10-Q and Form 10-K, respectively, prior to filing with the SEC, and such other applicable financial disclosure documents (as and if applicable). The audit committee is also responsible for producing an annual report on its activities for inclusion in this proxy statement. The Board evaluated the credentials of and designated Ms. Epps and Messrs. Moore and Warfield as audit committee financial experts. The audit committee met 12 times during fiscal year 2023, which were comprised of six regular meetings of the audit committee and six meetings solely related to the audit committee's review of the Company's quarterly earnings release and filings with the SEC. During the 2023 fiscal year, the audit committee was comprised of Ms. Epps and Messrs. Crawford, Jones, Moore, Warfield, and Zarley. Ms. Widmer also served on the audit committee for a portion of the 2023 fiscal year until she stepped down from the committee in May 2023. During the 2024 fiscal year, the audit committee is comprised of Ms. Epps and Messrs. Crawford, Jones, Moore, and Warfield. Ms. Epps currently serves as the chairperson of the audit committee and was the chairperson of the audit committee during the 2023 fiscal year. All of the current members of the audit committee are "***independent***," as that term is defined in the listing standards under Nasdaq Marketplace Rule 5605(a)(2) and meet the criteria for independence under the Sarbanes-Oxley Act of 2002 and the rules adopted by the SEC, and all members of the audit committee during the 2023 fiscal year were "***independent***" under such applicable rules.

Compensation Committee. As described in its charter, the compensation committee:

(i) assists the Board in fulfilling its responsibilities relating to the design, administration and oversight of employee compensation programs and benefit plans of the Company's executive officers;

(ii) discharges the Board's duties relating to the compensation of the Company's executive officers and non-employee directors; and

(iii) reviews the performance of the Company's executive officers.

The compensation committee is also responsible for reviewing and discussing with management the "Compensation Discussion and Analysis" in this proxy statement and recommending its inclusion in this proxy statement to the Board, as well as performing the other duties and responsibilities described in its charter. The compensation committee met four times during fiscal year 2023. During the 2023 fiscal year, the compensation committee was comprised of Mss. Epps and Widmer and Messrs. Crawford, Jones, Moore, Warfield, and Zarley. During the 2024 fiscal year, the compensation committee is comprised of Messrs. Crawford and Moore, and Ms. Widmer. Mr. Crawford currently serves as the chairperson of the compensation committee, but Mr. Zarley served as the chairperson of the compensation committee during the fiscal year 2023. All of the current members of the compensation committee are "***independent***" under all applicable rules, including the listing standards under Nasdaq Marketplace Rule 5605(a)(2) and the requirements of the SEC, and all members of the compensation committee during the 2023 fiscal year were "***independent***" under such applicable rules.

Nominating and Corporate Governance Committee. As described in its charter, the nominating and corporate governance committee assists the Board in:

(i) identifying potential candidates for consideration in the event of vacancy on the Board and/or the Board determines that a new director is necessary and screen individuals qualified to become members of the Board consistent with the nominating and corporate governance committee's screening guidelines and criteria;

(ii) if a vacancy on the Board occurs, making recommendations to the Board regarding the selection and approval of the candidate to fill such vacancy either by election by the Company's shareholders or appointment by the Board;

(iii) reviewing the qualifications and independence of, approving the nominations of, and recommending to the Board those persons to be nominated for membership on the Board and presented for shareholder approval at the annual meeting;

(iv) developing and recommending to the Board a set of corporate governance principles; and

(v) periodically reporting to the Board the status of succession planning for senior management, including guidance regarding succession in the event of an emergency or the retirement of the executive officers and the identification and evaluation of potential successors to the executive officers and other members of senior management.

Additionally, the nominating and corporate governance committee annually conducts on the Board's behalf a confidential self-assessment. As a part of the annual self-assessment, each director provides, without limitation, an assessment on the effectiveness and functionality of the Board. Each director completes an assessment form and sends it to the chairperson of the nominating and corporate governance committee, who compiles the results and presents them to the Board. In connection with such self-assessment process and the preparation of the Company's D&O Questionnaires, the nominating and corporate governance committee, together with the Chairman of the Board, evaluate each director's upcoming professional responsibilities to determine the committees on which such non-employee directors will serve and to evaluate each director's ability to perform its duties as set forth in the Company's corporate governance guidelines.

The nominating and corporate governance committee routinely evaluates the size and composition of the Board and the variety of professional expertise represented by the Board members in relation to the Company's business. To assist in this process, the nominating and corporate governance committee has identified certain interpersonal skills and professional skills desirable for some and/or all of the directors on the Board. The interpersonal skills are personal attributes that each director should possess and include ethics and integrity, leadership skills, negotiation skills, and crisis management skills. The professional skills are an assessment of governance and industry-based skill areas which should be held collectively by the Board but not necessarily by each director and contain skills relating to (i) financial, risk, and compliance skills, (ii) governance and management skills, and (iii) sector and industry specific skills. As a part of its review of those persons to be nominated for membership on the Board at the Annual Meeting, the nominating and corporate governance committee takes a holistic view of the Board to strive to have a diverse Board in terms of core skills, industry experience, tenure and other diversity characteristics.

The nominating and corporate governance committee met four times during fiscal year 2023. During the 2023 fiscal year, the nominating and corporate governance committee was comprised of Mss. Epps and Widmer and Messrs. Crawford, Jones, Moore, Warfield, and Zarley. During the 2024 fiscal year, the nominating and corporate governance committee is comprised of Mss. Epps and Widmer and Messrs. Jones and Warfield. Mr. Warfield currently serves as the chairperson of the nominating and corporate governance committee and was the chairperson of the nominating and corporate governance committee during the 2023 fiscal year. All of the current members of the nominating and corporate governance committee are "***independent***" under all applicable rules, including the listing standards under Nasdaq Marketplace Rule 5605(a)(2) and the requirements of the SEC, and all members of the nominating and corporate governance committee during the 2023 fiscal year were "***independent***" under such applicable rules.

Policy Regarding Consideration of Candidates for Director

Shareholder recommendations for Board membership should include, at a minimum, the name of the candidate, age, contact information, present principal occupation or employment, qualifications and skills, background, last five years' employment and business experience, a description of current or previous service as director of any corporation or organization, other relevant biographical information, and the nominee's consent to service on the Board. Under the Company's bylaws, in order for a shareholder nominee to be eligible for election or reelection as a director of the Company, such shareholder nominee will be required to (i) complete and deliver a detailed questionnaire in the form that current non-employee directors and executive officers of the Company complete, and (ii) complete and deliver a signed written representation and agreement in the form that current non-employee directors and executive officers of the Company have completed providing that such proposed nominee (A) is not and will not become a party to (a) any transaction, agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director, will act or vote on any issue or question (a "***Voting Commitment***") that has not been disclosed to the Company or (b) any Voting Commitment that could limit or interfere with such proposed nominee's ability to comply, if elected as a director, with such proposed nominee's fiduciary duties under applicable law, (B) is not, and will not become a party to, any transaction, agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, payment, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Company, (C) in such proposed nominee's individual capacity, would be in compliance, if elected as a director, and will comply with applicable law (including applicable fiduciary duties under state law), stock exchange listing standards and publicly disclosed corporate governance, ethics, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Company, and any other Company policies and guidelines applicable to directors, (D) intends to serve a full term if elected as a director and (E) will provide facts, statements and other information in all communications with the Company and its stockholders that are or will be true and correct in all material respects, and that do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading.

The nominating and corporate governance committee may consider such other factors as it may deem are in the best interest of the Company and its shareholders. The Board has adopted corporate governance guidelines which provide that, if and when the Board determines that it is necessary or desirable to add or replace a director, the nominating and corporate governance committee will seek diverse candidates, taking into account diversity in all respects (including gender, race, age, board service, background, education, skill set, and financial acumen, along with knowledge and experience in areas that are relevant to the Company's business), when evaluating potential nominees. The manner in which the nominating and corporate governance committee evaluates a potential nominee will not differ based on whether the nominee is recommended by a shareholder of the Company.

The Company currently retains a corporate recruiter to assist in identifying candidates for open positions at the Company. Upon request, this recruiter also assists in identifying and evaluating candidates for director. While the Company does not routinely pay an additional fee for this service, based on the recent additions to our Board described below, we have paid certain amounts to a corporate recruiter for their assistance in our nationwide searches.

On June 2, 2023, the nominating and corporate governance committee recommended to the Board that the number of directors be increased by one and that Mr. Jones be appointed to the Board as an independent director; the Board approved this recommendation. In connection with the appointment, the Board desired to add a Board member with extensive restaurant industry experience. Mr. Jones was referred to the nominating and corporate governance committee by our corporate recruiter following a nationwide search. Following his referral, Mr. Jones met extensively with management of the Company and our existing members of the Board prior to the nominating and corporate governance committee's decision to recommend his appointment. Mr. Jones was nominated as a non-employee director because of his chief executive and board of director experience as well as his extensive knowledge of the restaurant industry where he has over 40 years of experience in the industry.

Additionally, on February 28, 2024, the nominating and corporate governance committee recommended to the Board that the number of directors be increased by one and that Ms. Abell be appointed to the Board as an independent director; the Board approved this recommendation. In connection with the appointment, the Board desired to add a Board member with extensive restaurant industry experience. Ms. Abell was referred to the nominating and corporate governance committee by our corporate recruiter following a nationwide search. Following her initial referral for service as a director, Ms. Abell met extensively with management of the Company and our existing members of the Board prior to the nominating and corporate governance committee's decision to recommend her appointment. Ms. Abell was nominated as a non-employee director because of her executive and board experience as well as her extensive knowledge of the restaurant industry where she has over 30 years of experience in the industry.

As discussed above, the Board seeks diverse candidates, taking into account diversity in all respects (including gender, race, age, board service, background, education, skill set, and financial acumen, along with knowledge and experience in areas that are relevant to the Company's business), when evaluating potential nominees. The chart below illustrates the composition of our Board nominees by gender, racial diversity, tenure, and core skills:

BOARD DIVERSITY MATRIX AS OF MARCH 1, 2024				
Total Number of Directors		9		
	Female	**Male**	**Non-Binary**	**Did Not Disclose**
Part 1: Gender Identity				
Directors	3	6	—	—
Part 2: Demographic Background				
African American or Black	—	1	—	—
Alaskan Native or Native American	—	—	—	—
Asian	—	—	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	3	5	—	—
Two or More Races or Ethnicities	—	—	—	—
LGBTQ+	—	—	—	—
Did Not Disclose Demographics	—	—	—	—
	1 – 5 Years	**6 – 10 Years**	**>10 Years**	
Part 3: Tenure				
Directors	5	1	3	
	Restaurant	**Hospitality/Retail**	**International**	**Finance/Risk**	**Technology**
Part 4: Core Skills					
Directors	4	6	3	4	2

Compensation of Directors

As further discussed in the "Compensation Discussion and Analysis," the compensation committee and management of the Company did not utilize specific market targets when establishing the compensation for the non-employee directors but utilized Equilar (the Company's external executive and director compensation database aggregator) to review non-director compensation of peer companies as a reference to establish non-director compensation. This review was used in establishing the fixed dollar amount on service based restricted stock units granted to our non-employee directors more particularly described below. Similar to our compensation philosophy for our executive officers, we believe that issuing service based restricted stock units to our non-employee directors aligns their interests with those of our shareholders. Specifically, since the bulk of each non-employee director's compensation lies in the value of the service based restricted stock units granted, the non-employee directors are motivated to continually improve the Company's performance in the hope that the performance will be reflected by the stock price on the vesting date of their service based restricted stock units. Moreover, we believe that the service based restricted stock unit awards drive director alignment with maximizing shareholder value because the value of the service based restricted stock units varies in response to investor sentiment regarding overall Company performance at the time of vesting.

As described more fully below, the following table summarizes the total compensation earned for fiscal year 2023 for each of the non-employee directors.

2023 Director Compensation Table			
Name	Fees Earned or Paid in Cash ($)	Grant Date Fair Value of Stock Awards ($)(1)	Total ($)
Michael A. Crawford	59,000	224,448	283,448
Donna E. Epps	84,000 (2)	224,448	308,448
Wayne L. Jones	33,597	131,292 (3)	164,889
Gregory N. Moore	134,000 (4)	308,616	442,616
Curtis A. Warfield	69,000 (5)	224,448	293,448
Kathleen M. Widmer	53,167 (6)	224,448	277,615
James R. Zarley	69,000 (7)	224,448	293,448

(1)   The compensation committee agreed that with respect to (i) the Chairman of the Board's 2023 fiscal year service, he received an annual grant of service based restricted stock units equal to $313,000 divided by the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares; and (ii) for each remaining non-employee director's 2023 fiscal year service, each received an annual grant of service based restricted stock units equal to $223,000 divided by the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares. Except as more particularly described below in footnote (3) for Mr. Jones, all service based restricted stock units described in this paragraph were granted on January 8, 2023 and vested on January 8, 2024 in accordance with the terms of a previously approved restricted stock unit agreement.

For the service based restricted stock units described in footnote (1) (other than for Mr. Jones), fair value is equal to the closing price of the Company's common stock on the trading day immediately preceding the date of the grant, which was $93.52 for the grants to the non-employee directors. Using the formula described in the immediately foregoing paragraph of footnote (1), Mr. Moore, as Chairman of the Board, was granted 3,300 service based restricted stock units for his 2023 fiscal year service, and each remaining non-employee director (other than Mr. Jones) was granted 2,400 service based restricted stock units for their respective 2023 fiscal year service. The amounts listed above represent the grant date fair value determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("*ASC 718*") of restricted stock units granted under the Company's 2021 Long-Term Incentive Plan. Detailed information under ASC 718 is set forth in Note 14 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 26, 2023. No other equity awards were granted to the non-employee directors during the period of time covered by this table. The Company cautions that the amounts reported in the Director Compensation Table for these awards may not represent the amounts that the non-employee directors will actually realize from the awards. Whether, and to what extent, a non-employee director realizes value will depend on fluctuation in the Company's stock price and the non-employee director's continued service on the Board.

Additionally, the total compensation for any non-employee director may not exceed $500,000, which amount shall be calculated by adding (i) the total cash compensation to be paid for services rendered by a non-employee director in any given fiscal year to (ii) the grant date value of any equity granted to such non-employee director in that fiscal year. This cap on Board total compensation is included in the Company's 2021 Long-Term Incentive Plan.

(2)   This amount includes the $25,000 annual fee for serving as the chairperson of the audit committee.

(3)   Upon Mr. Jones's appointment to the Board on June 2, 2023, he was granted 1,200 service based restricted stock units, which represents the prorated amount of service based restricted stock units granted to the other non-employee directors on January 8, 2023 as described in footnote (1) above. The fair value is equal to the closing price of the Company's common stock on the trading day immediately preceding the grant, which was $109.41 for the grant to Mr. Jones. These service based restricted stock units vested on January 8, 2024.

(4)   This amount includes the $75,000 annual fee for serving as the Chairman of the Board.

(5)   This amount includes the $10,000 annual fee for serving as the chairperson of the nominating and corporate governance committee.

(6)   This amount includes a prorated amount of the annual fee for serving as a member of the audit committee for the period of time in which Ms. Widmer served on the audit committee during the 2023 fiscal year.

(7)   This amount includes the $10,000 annual fee for serving as the chairperson of the compensation committee.

The compensation committee established that all non-employee directors would receive the following cash and stock compensation relating to their 2023 fiscal year service:

(i)   each non-employee director received a base fee of $35,000;

(ii)   the Chairman of the Board received a fee of $75,000;

(iii)   the chairperson of the audit committee received a fee of $25,000;

(iv)   the chairperson of the compensation committee received a fee of $10,000;

(v)   the chairperson of the nominating and corporate governance committee received a fee of $10,000;

(vi)   each member of the audit committee received a fee of $10,000;

(vii)   each member of the compensation committee received a fee of $7,000;

(viii) each member of the nominating and corporate governance committee received a fee of $7,000;

(ix)   the non-employee directors no longer received a fee for meeting attendance;

(x)   the Chairman of the Board received an annual grant of service based restricted stock units equal to $313,000 divided by the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares; and

(xi)   each remaining non-employee director received an annual grant of service based restricted stock units equal to $223,000 divided by the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares.

Additionally, the compensation committee established that all non-employee directors will receive the following cash and stock compensation relating to their 2024 fiscal year service:

(i)   each non-employee director will receive a base fee of $35,000;

(ii)   the Chairman of the Board will receive a fee of $75,000;

(iii)   the chairperson of the audit committee will receive a fee of $25,000;

(iv)   the chairperson of the compensation committee will receive a fee of $10,000;

(v)   the chairperson of the nominating and corporate governance committee will receive a fee of $10,000;

(vi)   each member of the audit committee will receive a fee of $10,000;

(vii)   each member of the compensation committee will receive a fee of $7,000;

(viii) each member of the nominating and corporate governance committee will receive a fee of $7,000;

(ix)   the non-employee directors will not receive a fee for meeting attendance;

(x)   the Chairman of the Board will receive an annual grant of restricted stock units equal to $320,000 divided by the closing sales price on January 7, 2024 on the Nasdaq Global Select Market, with such quotient being rounded up or down to the nearest 100 shares, which was $118.30. These restricted stock units were granted on January 8, 2024 and will vest on January 8, 2025. Based on the foregoing, the Chairman of the Board received 2,700 service based restricted stock units for his 2024 fiscal year service; and

(xi)   each remaining non-employee director will receive an annual grant of restricted stock units equal to $230,000 divided by the closing sales price on January 7, 2024 on the Nasdaq Global Select Market, with such quotient being rounded up or down to the nearest 100 shares, which was $118.30. These restricted stock units were granted on January 8, 2024 and will vest on January 8, 2025. Based on the foregoing, each remaining non-employee director (other than Ms. Abell) received 1,900 service based restricted stock units for their respective 2024 fiscal year service.

In connection with Ms. Abell's appointment to the Board, on February 29, 2024, she was granted 1,300 service based restricted stock units, which represents the prorated amount of service based restricted stock units granted to the other non-employee directors as described above. The fair value is equal to the closing price of the Company's common stock on the trading day immediately preceding the grant, which was $147.77 for the grant to Ms. Abell. These service based restricted stock units will vest on January 8, 2025.

Code of Conduct

Company Code of Conduct. The Board has approved and adopted a Code of Conduct that applies to all directors, officers and employees, including the Company's principal executive officer and the principal financial officer. We are committed to Passion, Partnership, Integrity and Fun… All with Purpose! The Code of Conduct is our guide as we apply these core values in our treatment of our fellow employees and how we run our business. Our Code of Conduct also encompasses our principles and practices relating to the ethical conduct of the Company's business and commitment to complying with all laws affecting the Company's business.

We take all reported concerns or possible violations of our Code of Conduct seriously and will promptly and thoroughly investigate each reported concern as confidentially as possible. The Code of Conduct establishes three separate ways in which any person may submit confidential and anonymous reports of suspected or actual violations of the Code of Conduct. If an individual files a report, then the concerns will be directed to the appropriate personnel for investigation. We do not retaliate against any person who raises questions, reports concerns, or who participates in an investigation related to the Code of Conduct.

The Code of Conduct is available in its entirety on the Company's website at *www.texasroadhouse.com*. The Company will post on its website any amendments to, or waivers from, its Code of Conduct, if any, that apply to the principal executive officer, the principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Vendor Expectations. In addition to the Company's Code of Conduct, the Company has established vendor expectations setting forth our expectations regarding our relationship with our vendors, including the manner in which our vendors conduct their business, the manner in which they treat their employees, and our expectation that our vendors will comply with all applicable laws and regulations relating to their business operations including those laws prohibiting the use of forced labor or the facilitation of slavery and human trafficking. Our vendor expectations are available in their entirety on the Company's website at *www.texasroadhouse.com*.

Stock Ownership Guidelines

Our Board has adopted stock ownership guidelines to further align the financial interests of the Company's executive officers and non-employee directors with the interests of our shareholders. During 2023, the guidelines provided that our Chief Executive Officer should own, at a minimum, the lesser of 100,000 shares or $2,500,000 in then-current market value, our President should own, at a minimum, the lesser of 40,000 shares or $1,000,000 in then-current market value, and our other executive officers and non-employee directors should own, at a minimum, the lesser of 10,000 shares or $500,000 in then-current market value. The executive officers and non-employee directors were expected to achieve the stock ownership levels under these guidelines within five years of assuming their respective positions and the Company evaluated the compliance with these stock ownership guidelines at the end of each fiscal year. All executive officers and non-employee directors who have been in their role for five years were in compliance with these stock ownership guidelines at the end of fiscal 2023.

On February 22, 2024 and following an annual review of our corporate governance practices, the Board updated the stock ownership guidelines to provide for the following: (A) our Chief Executive Officer should own, at a minimum, five (5) times the then-current amount of his or her annual base salary, (B) our President should own, at a minimum, four (4) times the then-current amount of his or her annual base salary, (C) all other Named Executive Officers should, own, at a minimum, three (3) times the then-current amount of his or her annual base salary, and (D) each non-employee director should own, at a minimum, the greater of (i) five (5) times the then-current amount of annual Board cash compensation received by each non-employee director, or (ii) $500,000 in then-current market value. Similar to the Board's prior stock ownership guidelines, the executive officers and non-employee directors are expected to achieve the stock ownership levels under these guidelines within five years of assuming their respective positions. The Company evaluates the compliance with these stock ownership guidelines at the end of each fiscal year and it will be calculated based on the Company's closing stock price on the last trading day of the applicable fiscal year.

Succession Planning

The Board and the Company recognize the importance of continuity of leadership to ensure a smooth transition for its employees, guests, and shareholders. In furtherance of the foregoing and as described in its charter, the nominating and corporate governance committee is responsible for periodically reporting to the Board the status of succession planning for senior management, including guidance regarding succession in the event of an emergency or retirement and the evaluation of potential successors to the executive officers and other key members of senior management. As a part of this process, both the Board and the nominating and corporate governance committee meet with certain members of management to review the top and emerging talent internally, their level of readiness, and development needs.

Mandatory Retirement Age for Board Service

In November 2019, the Board and the nominating and corporate governance committee determined that it is advisable and in the best interest of the Company to establish a mandatory retirement age for the non-employee directors on the Board. In furtherance of the foregoing, in no event shall any non-employee be elected, re-elected, and/or appointed to the Board if such non-employee is 75 years or older at the time of such election, re-election, and/or appointment; provided, however, any director who began serving on the Board prior to 2006 shall be permitted to be re-elected to the Board so long as they are not 80 years or older at the time of such re-election.

In furtherance of this policy, Mr. Zarley is being nominated for re-election for the last time at the Annual Meeting. Mr. Zarley is our longest tenured member of the Board, being appointed to the Board in 2004 as a part of the Company's initial public offering. He was appointed to the Board because of his chief executive and information technology experience in developing industries, his technology experience, and his transactional experience. During his time on the Board, he has continued to serve on each of the three committees of the Board and has provided both formal and informal mentorship and leadership, most recently as the chairperson of the compensation committee. The Company thanks Mr. Zarley for his almost 20 years of service to the Board and the tremendous value that he has brought to the Company during his tenure, including during key transitional moments in the Company's history (specifically following the sudden passing of our founder Kent Taylor).

Shareholder Engagement

Shareholder engagement is an important component of our overall approach to corporate governance. It provides us the opportunity to update investors on our business as well as to receive feedback from them. Our Investor Relations team serves as our primary point of contact with investors, potential investors, and investment analysts. Additionally, throughout the year, members of our executive team, Board, and restaurant-level operators may participate in the investor dialogue.

Our interaction with the investment community occurs in a number of ways, including one-on-one and group phone calls, analyst-sponsored conferences, our Annual Meeting, and our quarterly earnings calls. Topics discussed vary but typically include corporate strategy, financial results and outlook, new restaurant development, commodity and wage inflation, capital allocation, and various governance and corporate sustainability matters. Investor feedback and sentiment is shared with senior management and the Board on a regular basis.

During 2023, management of the Company interacted with shareholders owning approximately 65% of the outstanding shares of the Company as of the end of fiscal year 2023. These interactions ranged from one-on-one phone/video calls, face-to-face meetings at investor conferences, video calls during virtual non-deal roadshows, participants listening to virtual fireside chats between members of management and sell-side analysts, and conversations with stewardship teams regarding corporate governance.

Board Orientation and Continuing Education

The Board believes that a thorough understanding of the Company's business is required to enable a director to make a substantial contribution to the Board. As such, all new directors will participate in an orientation program within a reasonable period of time following such director's initial appointment or election to the Board. The orientation program may consist of meetings with senior management of the Company designed to familiarize each new director with the Company's strategic plans, financial planning and key policies and procedures as well as training within the Company's restaurant facilities. Additionally, the Company, from time to time, may provide the Board with internal training programs or presentations from internal or outside third-party experts on topics that will assist the directors in carrying out their Board responsibilities. Finally, the directors are encouraged to participate in continuing education and other programs provided by outside sources and to share any applicable learnings from such programs with the other directors on the Board. As a part of the Board's continued education, the directors on the Board annually complete the compliance trainings that are similar to those provided to certain employees. Further, the Company annually budgets a certain amount of funding to reimburse directors for related costs to attend such programs.

Director Independence

The Board currently consists of nine directors – seven of whom are independent, as that term is defined in the listing standards under Nasdaq Marketplace Rule 5605(a)(2) and meet the criteria for independence under the Sarbanes Oxley Act of 2002 and the rules adopted by the Securities and Exchange Commission. The nominating and corporate governance committee evaluates the relationships of each director and director nominee and makes a recommendation to the Board as to whether to make an affirmative determination that such director or director nominee is independent. In connection with such review, the nominating and corporate governance committee evaluates the relevant transactions or relationships between each director, or any of his or her family members, and the Corporation, its senior management and its independent auditors. In connection with determining the directors to stand for re-election at the Annual Meeting (as more particularly described in Proposal 1) and upon recommendation of the nominating and corporate governance committee, the Board has affirmatively determined that Messrs. Moore, Crawford, Jones and Warfield and Mses. Abell, Epps and Widmer are independent under the applicable criteria for service on the Board and the various Board committees upon which each serves (as and if applicable). The nominating and corporate governance committee determined that Mr. Morgan is not independent due to his service as the Company's principal executive officer and that Mr. Zarley is not independent due to his interest in a franchisee as described in "Related Party Transactions."

STOCK OWNERSHIP INFORMATION

The following table sets forth as of March 7, 2024 certain information with respect to the beneficial ownership of the Company's common stock of (i) each executive officer named in the Summary Compensation Table (the "**Named Executive Officers**"), (ii) each non-employee director or nominee for director of the Company, (iii) all directors and current executive officers as a group, and (iv) each shareholder known by the Company to be the owner of 5% or more of the Company's common stock.

STOCK OWNERSHIP INFORMATION		
	Common Stock (1)	
Name	**Common Stock Ownership**	**Percent**
Directors, Nominees and Named Executive Officers:		
Jane Grote Abell	—	*
Michael A. Crawford	8,800	*
Christopher C. Colson	8,500	*
Travis C. Doster	27,451	*
Donna E. Epps	4,142	*
Keith V. Humpich (2)	18,840	*
S. Chris Jacobsen (3)	7,879	*
Wayne L. Jones	1,200	*
D. Christopher Monroe	1,216	*
Gregory N. Moore	47,350	*
Gerald L. Morgan	92,847	*
Hernan E. Mujica	20,842	*
Tonya R. Robinson (4)	2,020	*
Regina A. Tobin	15,261	*
Curtis A. Warfield	13,397	*
Kathleen M. Widmer	17,100	*
James R. Zarley	67,412	*
Directors and All Executive Officers as a Group (14 Persons)	325,518	0.5 %
Other 5% Beneficial Owners**		
The Vanguard Group (5) 100 Vanguard Boulevard Malvern, Pennsylvania 19355		9.6 %
Blackrock, Inc. (6) 55 East 52nd Street New York, New York 10022		9.1 %

*   Represents beneficial ownership of less than 1.0% of the outstanding shares of class.

**   This information is based on stock ownership reports on Schedule 13G filed by each of these shareholders with the SEC as of March 1, 2024.

(1)   Based upon information furnished to the Company by the named persons and information contained in filings with the SEC. Under the rules of the SEC, a person is deemed to beneficially own shares over which the person has or shares voting or investment power or has the right to acquire beneficial ownership within 60 days, and such shares are deemed to be outstanding for the purpose of computing the percentage beneficially owned by such person or group. However, we do not consider shares of which beneficial ownership can be acquired within 60 days to be outstanding when we calculate the percentage ownership of any other person. As of March 1, 2024, no director or executive officer has the right to acquire any beneficial ownership within 60 days. "Common Stock Ownership" includes (a) stock held in joint tenancy, (b) stock owned as tenants in common, (c) stock owned or held by spouse or other members of the reporting person's household, and (d) stock in which the reporting person either has or shares voting

and/or investment power, even though the reporting person disclaims any beneficial interest in such stock.

(2)   Mr. Humpich previously served as interim Chief Financial Officer of the Company from January 4, 2023 following Tonya R. Robinson's retirement from the Company as Chief Financial Officer and continuing until Mr. Monroe's appointment to Chief Financial Officer effective as of June 28, 2023. Following Mr. Monroe's appointment, Mr. Humpich remained as the principal accounting officer of the Company.

(3)   Mr. Jacobsen resigned as Chief Marketing Officer of the Company effective as of August 3, 2023. The stock ownership information listed above was provided to the Company by Mr. Jacobsen.

(4)   Ms. Robinson retired as Chief Financial Officer of the Company effective as of January 4, 2023. The stock ownership information listed above was provided to the Company by Ms. Robinson.

(5)   As reported on the Schedule 13G/A filed by The Vanguard Group with the SEC on February 13, 2024, it has shared voting power with respect to 28,917 shares, sole dispositive power with respect to 6,330,746 shares, and shared dispositive power with respect to 91,891 shares.

(6)   As reported on the Schedule 13G/A filed by Blackrock, Inc. with the SEC on January 24, 2024, it has sole voting power with respect to 5,923,672 shares and sole dispositive power with respect to 6,077,916 shares.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file with the SEC initial reports of stock ownership and reports of changes in stock ownership and to provide the Company with copies of all such filed forms. Based solely on its review of such copies or written representations from reporting persons, the Company believes that all reports were filed on a timely basis during the fiscal year ended December 26, 2023 with the exception of a Form 4 for Mr. Humpich that was filed on January 10, 2024 relating to the acquisition of 743 service based restricted stock units received by Mr. Humpich on August 3, 2023 relating to his Q2 2022 service and the acquisition of 653 service based restricted stock units received by Mr. Humpich on November 2, 2023 relating to his Q3 2022 service.

EXECUTIVE COMPENSATION

2023 EXECUTIVE SUMMARY

The following is an executive summary of our compensation program for our 2023 fiscal year:

Compensation Philosophy

We believe that our approach to the compensation program for our Named Executive Officers provides our Named Executive Officers with a compensation package which promotes the sustained profitability of the Company and aligns the interests of our Named Executive Officers with those of our shareholders. The compensation packages also reflect a pragmatic response to external market conditions; that is, total compensation that is competitive with comparable positions in similar industries, including the casual dining sector of the restaurant industry, but which is reasonable and in the best interests of our shareholders.

Pay Objectives

Our primary objective in setting and evaluating the compensation for our Named Executive Officers is to promote the sustained profitability of the Company. Our compensation program is designed to achieve this objective in the following manner:

o   The creation of a more direct relationship between the compensation for our Named Executive Officers and shareholder value since a significant portion of our Named Executive Officer's performance based restricted stock units and cash bonuses are based upon the achievement of defined performance goals to be established by the compensation committee.

o   The attraction and retention of top talent, while also encouraging our Named Executive Officers to keep their focus on both long-term business development and short-term financial growth.

o   The featuring of service based restricted stock unit awards, the value of which is dependent upon the performance of the Company and the price of our common stock.

o   The opportunity by the compensation committee to adjust a significant portion of the compensation for the Named Executive Officers through the annual grant of service based restricted stock units and/or performance based restricted stock units to more accurately reflect the overall performance of the Company.

Key Pay Components

The compensation packages for our Named Executive Officers are divided into the following three key components:

o   <u>Base Salary</u>: Designed to provide a secure base of compensation and serve to motivate and retain our Named Executive Officers.

o   <u>Cash Bonus</u>: Designed to reward our Named Executive Officers for the success of the Company as measured by growth in the Company's earnings per diluted share and its overall pre-tax profit, and for each Named Executive Officer's individual contribution to that success.

o   <u>Restricted Stock Unit Grants</u>: Designed to offer the Named Executive Officers a financial interest in the long-term success of the Company and align their interests with those of our shareholders.

The compensation packages for our Named Executive Officers may include the following types of restricted stock units:

o   Service Based Restricted Stock Units, which grant the Named Executive Officers the conditional right to receive shares of our common stock that vest after a defined period of service;

o   "Retention" Restricted Stock Units, which vest upon the completion of the term of an individual Named Executive Officer's agreement or such longer date as determined by the compensation committee; and

o   Performance Based Restricted Stock Units, which are calculated based on the achievement of certain Company performance targets established by the compensation committee and vest over a period of service.

Our Board has adopted stock ownership guidelines to further align the financial interests of the Company's executive officers with the interests of our shareholders. The guidelines previously provided that our Chief Executive Officer should own, at a minimum, the lesser of 100,000 shares or $2,500,000 in then-current market value, our President should own, at a minimum, the lesser of 40,000 shares or $1,000,000 in then-current market value, and our other executive officers should own, at a minimum, the lesser of 10,000 shares or $500,000 in then-current market value. On February 22, 2024 and following an annual review of our corporate governance practices, the Board updated the stock ownership guidelines to provide for the following: (A) our Chief Executive Officer should own, at a minimum, five (5) times the then-current amount of his or her annual base salary, (B) our President should own, at a minimum, four (4) times the then-current amount of his or her annual base salary, (C) all other Named Executive Officers should, own, at a minimum, three (3) times the then-current amount of his or her annual base salary, and (D) each non-employee director should own, at a minimum, the greater of (i) five (5) times the then-current amount of annual Board cash compensation received by each non-employee director, or (ii) $500,000 in then-current market value. The executive officers are expected to achieve these levels within five years of assuming their respective positions. The Company evaluates the compliance with these stock ownership guidelines at the end of each fiscal year and it will be calculated based on the Company's closing stock price on the last trading day of the applicable fiscal year. All executive officers who have been in their role for five years are in compliance with these stock ownership guidelines. We anticipate that any people who are new to their roles within the last five years will, to the extent they are not currently in compliance, be in compliance with the guidelines within the established time frame.

Setting Compensation

The compensation program for our Named Executive Officers is determined by the compensation committee. The compensation committee evaluates the stock compensation for each Named Executive Officer on an annual basis to determine the right combination of rewards and incentives through the issuance of service based restricted stock units and/or performance based restricted stock units to drive company performance without encouraging unnecessary or excessive risk taking by all of the Named Executive Officers as a whole. Pursuant to its charter, the compensation committee may, in its sole discretion, retain or obtain advice from a compensation consultant to assist in the establishment of executive compensation for each Named Executive Officer.

Executive Employment Agreements

As more particularly described below, the Company and certain Named Executive Officers entered into new Executive Employment Agreements at the beginning of fiscal year 2021. Under the Executive Employment Agreements, the compensation committee has established the following compensation for our Named Executive Officers:

o   Base Salary: Each Executive Employment Agreement establishes an annual base salary for the term of the respective Executive Employment Agreements, with base salary increases being left to the discretion of the compensation committee.

- Cash Bonus: Each Executive Employment Agreement provides an annual short-term cash incentive opportunity with a target bonus based on the achievement of defined goals to be established by the compensation committee, with increases in the target bonus amount to be made at the discretion of the compensation committee during the term of the Executive Employment Agreement.

- Restricted Stock Units: Each Executive Employment Agreement provides that the compensation committee may grant stock awards to the Named Executive Officers during the term of the respective Executive Employment Agreements, the types and amounts of which are subject to the compensation committee's discretion based on their annual review of the performance of the Company and of the individual Named Executive Officers. While the Company previously granted retention grants for our Named Executive Officers under prior employment agreements, the compensation committee did not make any similar retention grants for the Named Executive Officers under the Executive Employment Agreements. The compensation committee will evaluate whether or not to award retention grants in the future as a part of its annual evaluation of the compensation packages for the Named Executive Officers.

Executive Compensation

During 2021 and pursuant to the authority granted under its charter, the compensation committee engaged FW Cook as an independent compensation consultant to advise the compensation committee on compensation for the executive officers beginning with the 2022 fiscal year, together with analysis and services related to such executive compensation. Specifically, the compensation committee asked the consultant to provide market data, review the design of the executive compensation packages, and provide guidance on cash and equity compensation for the Company's executive officers. Based in part on the recommendation of our third party compensation consultant and the review of the market data provided to the compensation committee, the total compensation package established for each Named Executive Officer for their respective 2022 fiscal year service reflected a shift in the compensation breakdown among the base salary, bonus and equity components to a more weighted emphasis on non-equity compensation as well as a shift from a fixed number of service based restricted stock units and/or performance based restricted stock units to a fixed dollar amount with respect to such service based restricted stock units. FW Cook does not currently provide any other services to the Company, and the compensation committee has determined that FW Cook has sufficient independence from us and our executive officers to allow FW Cook to offer objective information and/or advice. The compensation committee utilized this compensation philosophy and structure when establishing executive compensation for each executive officer's 2023 fiscal year service and 2024 fiscal year service, respectively.

Clawback Policy

The Company has established a clawback policy whereby the Company shall reasonably promptly recover the Erroneously Awarded Compensation Received (as hereinafter defined) by an Executive Officer (as hereinafter defined) in accordance with the applicable rules of The Nasdaq Stock Market and Rule 10D-1 following an Accounting Restatement (as hereinafter defined). In such an event, the compensation committee has the discretion to determine the appropriate method of recovering such Erroneously Awarded Compensation Received, including, without limitation, requiring reimbursement of cash incentive-based compensation, seeking recovery of any gain realized on the vesting of any equity-based awards, offsetting the recouped amount from any compensation otherwise owed by the Company, and/or cancelling outstanding vested or unvested equity awards. Notwithstanding the foregoing, the Company shall not be required to take such actions if the compensation committee determines that recovery would be impracticable and either the committee has determined that the direct expenses paid to a third party to assist in enforcing the Company's clawback policy would exceed the amount to be recovered or recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of the Internal Revenue Code.

2023 Financial Highlights

The following is an executive summary of our financial highlights from the 2023 fiscal year:

Historic Topline Revenue and Store Unit Growth

- Over **$4.6 billion** in total revenue, an increase of **15.4%** over the prior year

- Comparable restaurant sales growth of **10.1%** with average weekly sales at **$143,837** of which **$18,088** were from to-go sales

- Opened a record **45** new systemwide locations including **30** company restaurants and **15** franchise restaurants including the first **2** domestic franchise restaurants for Jaggers, our fast-casual concept

Key Growth in Other Financial Metrics

- Diluted Earnings Per Share growth of **14.3%**

- Net income growth of **13.0%**

- Income from operations growth of **10.6%**

- Store week growth of **5.8%**

Acquisition Growth

- Acquired **8** domestic franchise restaurants

Return to Shareholders

- Paid dividends of $**147.2 million**, or **$0.55** per share, an increase of 20% over the prior year

- Repurchased **455,026** outstanding shares of our common stock for **$50.0 million**

Compensation Discussion and Analysis

Bubba Who: Our Executive Officers

GERALD L. MORGAN	CHIEF EXECUTIVE OFFICER
Years with Roadhouse: 27 **Age:** 63 **Restaurant Industry Experience:** 38	Mr. Morgan is Chief Executive Officer of the Company, having been appointed to this position in March 2021. Mr. Morgan joined the Company in 1997, during which time he has held the positions of Managing Partner, Market Partner and Regional Market Partner. Mr. Morgan also previously served as President from December 2020 until Ms. Tobin's appointment to President in January 2023. Mr. Morgan has more than 35 years of restaurant management experience with Texas Roadhouse, Bennigan's Restaurants, and Burger King.

REGINA A. TOBIN	PRESIDENT
Years with Roadhouse: 28 **Age:** 60 **Restaurant Industry Experience:** 38	Ms. Tobin is President of the Company, having been appointed to this position in January 2023. Ms. Tobin previously served as the Company's Chief Learning and Culture Officer, a position she held from June 2021 through her appointment to President. Ms. Tobin joined the Company in 1996, during which time she has held the positions of Managing Partner, Market Partner, and Vice President of Training. Ms. Tobin has over 35 years of restaurant industry experience.

D. CHRISTOPHER MONROE	CHIEF FINANCIAL OFFICER
Years with Roadhouse: 1 **Age:** 57 **Finance Experience:** 34	Mr. Monroe is Chief Financial Officer of the Company, having been appointed to this position in June 2023. In this role, Mr. Monroe is responsible for overseeing the Company's accounting, financial reporting, investor relations, tax, treasury, internal audit, and finance functions, as well as serving as the Company's principal financial officer. Mr. Monroe joined Southwest Airlines in September 1991, where he served in various positions, including Director of Corporate Finance, Assistant Treasurer and Vice President Treasurer, until his promotion in 2017 to Senior Vice President of Finance and Treasurer. As Senior Vice President of Finance and Treasurer, he oversaw the overall capital strategy, planning and structure for Southwest Airlines with responsibility for corporate insurance and risk management, as well as supply chain management and corporate sustainability. Mr. Monroe has over 34 years of finance experience.

CHRISTOPHER C. COLSON	**CHIEF LEGAL AND ADMINISTRATIVE OFFICER; CORPORATE SECRETARY**

Years with Roadhouse: 18

Age: 47

Restaurant Industry Experience: 22

Mr. Colson is Chief Legal and Administrative Officer and Corporate Secretary of the Company, having been appointed to Chief Legal and Administrative Officer in January 2023 and Corporate Secretary in August 2019. Mr. Colson previously served as the Company's General Counsel, a position he held from March 2021 through his appointment to Chief Legal and Administrative Officer. Mr. Colson joined the Company in 2005, during which time he has held the positions of Senior Counsel, Associate General Counsel and Executive Director of the Global Development Group. Mr. Colson has over 20 years of restaurant industry experience with Texas Roadhouse, Frost Brown Todd (serving as outside counsel to the Company), YUM! Brands and as assurance staff at KPMG.

HERNAN E. MUJICA	**CHIEF TECHNOLOGY OFFICER**

Years with Roadhouse: 12

Age: 62

Restaurant Industry Experience: 12

Mr. Mujica is Chief Technology Officer of the Company, having been appointed to this position in January 2023. Mr. Mujica had been previously designated Chief Information Officer, an executive officer position that he held from June 2021 through his appointment to Chief Technology Officer. Mr. Mujica joined the Company in January 2012 as Vice President of Information Technology and was subsequently promoted to Chief Information Officer. Prior to joining the Company, Mr. Mujica held senior management positions at The Home Depot and Arthur Andersen. Mr. Mujica has over 30 years of experience in both industry and consulting roles.

TRAVIS C. DOSTER	**CHIEF COMMUNICATIONS OFFICER**

Years with Roadhouse: 18

Age: 57

Restaurant Industry Experience: 23

Mr. Doster is Chief Communications Officer of the Company, having been appointed to this position in November 2023. In this role, he is responsible for leading the Company's communications, marketing, events, public affairs, government relations and corporate sustainability functions. Mr. Doster joined the Company in 2006, as the Director, then Senior Director, of Communications where he served until his promotion to Vice President of Communications in 2018. Prior to joining the Company, Mr. Doster was a Vice President at FSA Public Relations, where he and his staff provided a number of services, including public relations, crisis management and issues management, for national clients, including, Jimmy John's Gourmet Sandwich Shops, Qdoba Mexican Grill, and Cameron Mitchell Restaurants. Mr. Doster has over 30 years of media, public relations, and industry experience.

Bubba What: What We Do and What We Don't Do

WHAT WE DO	WHAT WE DON'T DO
✓ Set and evaluate executive compensation to promote the sustained profitability of the Company	✗ No automatic increases on executive compensation
✓ Conduct an Annual "Say on Pay" Vote	✗ No excessive perquisites
✓ Maintain stock ownership guidelines for our executives and directors and ensure annual compliance	✗ No multi-year guarantees for salary increases, bonus or equity compensation
✓ When appropriate, engage an independent compensation consultant to assist with executive compensation	✗ No short-selling, trading in derivatives or engaging in hedging transactions by executive or directors
✓ Limit accelerated vesting of equity awards by requiring a "double trigger" upon a change in control	✗ No compensation or incentives that encourage unnecessary or excessive risk taking
✓ Employ a Clawback Policy to recover performance based compensation in certain circumstances	✗ No payment of dividends on equity awards that are not fully earned or vested
✓ Determine executive compensation through a fully independent compensation committee	✗ No grant of equity awards at less than fair market value
✓ Allow for an annual adjustment of the bonus and equity portions of executive compensation by the compensation committee to more accurately reflect the overall performance of the Company and the individual executive	✗ No automatic acceleration of equity awards upon retirement

Bubba How: How We Pay

The Company's compensation committee reviews and establishes executive compensation in connection with each executive officer's employment agreement. As one purpose of this discussion is to present the compensation committee's overall program and philosophy for executive compensation, we have generally presented the discussion as of the end of the prior fiscal year and as of the beginning of the current fiscal year.

Initial Executive Compensation Under Executive Employment Agreements.

We entered into employment agreements with Gerald L. Morgan, Regina A. Tobin, D. Christopher Monroe, Christopher C. Colson, Hernan E. Mujica, Travis C. Doster, Tonya R. Robinson, and S. Chris Jacobsen, each of which are Named Executive Officers. As used herein, the employment agreements, as amended (as and if applicable), with Messrs. Morgan, Monroe, Colson, Mujica, and Jacobsen and Mss. Tobin and Robinson shall be referred to collectively as the "*Executive Employment Agreements*" and with respect to any Named Executive Officer having an employment agreement, as a "*Executive Employment Agreement*". As further described below, the Company did not enter into an Executive Employment Agreement with Keith V. Humpich in connection with his service as interim Chief Financial Officer and/or principal accounting officer (as applicable).

Each Executive Employment Agreement (other than with Mr. Doster) has an initial term expiring on January 7, 2024 which automatically renews for successive one-year terms thereafter unless either party elects not to renew by providing written notice to the other party at least 60 days before expiration. Mr. Doster's Executive Employment Agreement has an initial term expiring on January 8, 2025 which automatically renews for successive one-year terms thereafter unless either party elects not to renew by providing written notice to the other party at least 60 days before expiration.

As more particularly described below, on January 5, 2023, the Company entered into a Separation Agreement and Release of Claims (the "**Robinson Separation Agreement**") with Ms. Robinson relating to Ms. Robinson's retirement as Chief Financial Officer of the Company effective as of January 4, 2023. Additionally and as more particularly described below, on August 3, 2023, the Company entered into a Separation Agreement and Release of Claims (the "**Jacobsen Separation Agreement**") with Mr. Jacobsen relating to his resignation as Chief Marketing Officer of the Company effective as of August 3, 2023.

Each Executive Employment Agreement establishes an annual base salary for the term of the respective Executive Employment Agreement. During the term of the Executive Employment Agreement, base salary increases are at the discretion of the compensation committee; provided, however, none of the Named Executive Officer's base salary may be decreased during the term of the Executive Employment Agreement except for decreases that are applied generally to the other Named Executive Officers in an amount no greater than 10% over the prior year. Each Executive Employment Agreement also provides an annual short-term cash incentive opportunity with a target bonus based on the achievement of defined goals to be established by the compensation committee, with increases in the target bonus amount to be made at the discretion of the compensation committee during the term of the Executive Employment Agreement. In addition to cash compensation, each Executive Employment Agreement provides that the compensation committee may grant certain stock awards to the Named Executive Officers during the term of the respective Executive Employment Agreements, the types and amounts of which are subject to the compensation committee's discretion based on their annual review of the performance of the Company and of the individual Named Executive Officers. As of the date of this proxy statement and as more particularly described below, certain Named Executive Officers received an annual grant of service based restricted stock units relating to their 2023 year service and 2024 year service, respectively. Additionally, certain Named Executive Officers received grants of performance based restricted stock units relating to their 2023 year service and 2024 year service, respectively. Finally, while the Company previously granted retention grants for our Named Executive Officers under their prior employment agreements, the compensation committee has not made any similar retention grants for the Named Executive Officers under the Executive Employment Agreements. The compensation committee will evaluate whether to grant additional retention grants in the future as a part of its annual evaluation of the compensation packages for the Named Executive Officers.

Under the Executive Employment Agreements, each Named Executive Officer has agreed not to compete with us during the term of his or her employment and for a period of two years following his or her termination of employment. Additionally, the Executive Employment Agreements include certain confidentiality, non-solicitation, and non-disparagement provisions. Finally, the Executive Employment Agreement contains a similar "**clawback**" provision setting forth that any compensation paid or payable to the Executive Employment Agreement or any other agreement or arrangement with the Company shall be subject to recovery or reduction in future payments in lieu of recovery pursuant to any Company clawback policy in effect from time to time, whether adopted before or after the date of the Executive Employment Agreement.

The Company has established a clawback policy whereby the Company shall reasonably promptly recover the Erroneously Awarded Compensation Received by an Executive Officer in accordance with the applicable rules of The Nasdaq Stock Market and Rule 10D-1 following an Accounting Restatement. In such an event, the compensation committee has the discretion to determine the appropriate method of recovering such Erroneously Awarded Compensation Received, including, without limitation, requiring reimbursement of cash incentive-based compensation, seeking recovery of any gain realized on the vesting of any equity-based awards, offsetting the recouped amount from any compensation otherwise owed by the Company, and/or cancelling outstanding vested or unvested equity awards. Notwithstanding the foregoing, the Company shall not be required to take such actions if the compensation committee determines that recovery would be impracticable and the compensation committee has determined that either (a) the direct expenses paid to a third party to assist in enforcing the Company's clawback policy would exceed the amount to be recovered or (b) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of the Internal Revenue Code.

For the purposes of the clawback policy, (A) the term "***Erroneously Awarded Compensation***" means, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation (as hereinafter defined) that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid; (B) the term "***Clawback Eligible Incentive Compensation***" means all incentive-based compensation received by an Executive Officer (i) on or after October 2, 2023, (ii) after beginning service as an Executive Officer, (iii) who served as an Executive Officer at any time during the applicable performance period relating to any Incentive-based Compensation (whether or not such Executive Officer is serving at the time the Erroneously Awarded Compensation is required to be repaid to the Company), (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (v) during the applicable Clawback Period (as hereinafter defined); (C) the term "***Clawback Period***" means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the restatement date, and if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years, provided that a transition period of greater than nine months will be deemed a completed fiscal year; (D) the term "***Accounting Restatement***" means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a "Big R" restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a "little r" restatement); and (E) the term "***Executive Officer***" means each individual who is currently or was previously designated as an "officer" of the Company as defined in Rule 16a-1(f) under the Exchange Act.

Executive Compensation Starting With 2022 Fiscal Year.

During 2021 and pursuant to the authority granted under its charter, the compensation committee engaged FW Cook as an independent compensation consultant to advise the compensation committee on compensation for the executive officers beginning with the 2022 fiscal year, together with analysis and services related to such executive compensation. Specifically, the compensation committee asked the consultant to provide market data, review the design of the executive compensation packages, and provide guidance on cash and equity compensation for the Company's executive officers. As a part of this review, the chairperson of the compensation committee, the independent compensation consultant and management of the Company agreed on a list of the following 14 peer companies to evaluate their executive compensation:

PEER COMPANIES		
BJ's Restaurants, Inc.	Bloomin Brands, Inc.	Brinker International, Inc.
Chipotle Mexican Grill, Inc.	Cracker Barrel Old Country Store, Inc.	Darden Restaurants, Inc.
Dave & Buster's Entertainment, Inc.	Denny's Corporation	Dine Brands Global, Inc.
Jack in the Box Inc.	Papa John's International, Inc.	Red Robin Gourmet Burgers, Inc.
The Cheesecake Factory Incorporated	The Wendy's Company	

Based in part on the recommendation of our third party compensation consultant and the review of the market data provided to the compensation committee, the total compensation package established for each Named Executive Officer for their respective 2022 fiscal year service reflected a shift in the compensation breakdown among the base salary, bonus, and equity components to a more weighted emphasis on non-equity compensation as well as a shift from a fixed number of service based restricted stock units and/or performance based restricted stock units to a fixed dollar amount with respect to such service based restricted stock units. The compensation committee utilized this compensation philosophy and structure when establishing executive compensation for each applicable Named Executive Officer's 2023 fiscal year service and 2024 fiscal year service, respectively.   FW Cook does not currently provide any other services to the Company, and the compensation committee has determined that FW Cook has sufficient independence from us and our executive officers to allow FW Cook to offer objective information and/or advice.

With respect to establishing executive compensation for the 2023 fiscal year and 2024 fiscal year, respectively, the compensation committee and management of the Company utilized the services of Equilar (the Company's external executive and director compensation database aggregator) to review the executive compensation by continuing to review the same peer companies listed in the table above. Equilar does not currently provide any other services to the Company, and the compensation committee has determined that Equilar has sufficient independence from us and our executive officers to allow them to offer objective information and/or advice.

Summary of Executive Compensation

The compensation packages for our Named Executive Officers offer base salaries and target cash bonus amounts and feature restricted stock unit awards, the value of which is dependent upon the performance of the Company and the price of our common stock.   Such packages for our Named Executive Officers are comprised of the following four main components (three of which are expressly tied to the performance of the Company):

(i) Base Salary: An annual base salary for the term of the respective Executive Employment Agreements, with base salary increases being left to the discretion of the compensation committee;

(ii) Incentive Based Cash Bonus: An annual short-term cash incentive with a target bonus based on the achievement of defined goals to be established by the compensation committee, with increases in the target bonus amount to be made at the discretion of the compensation committee during the term of the Executive Employment Agreement;

(iii) Service Based Restricted Stock Units: Restricted Stock Units which grant the Named Executive Officer the conditional right to receive shares of our common stock that vest after a defined period of service, the realized value of which shall be dependent on the performance of the Company upon the vesting of such restricted stock units; and

(iv) Performance Based Restricted Stock Units: Restricted Stock Units that are calculated based on the achievement of certain Company performance targets established by the compensation committee and vest over a period of service, the realized value of which shall be dependent on the performance of the Company upon the vesting of such restricted stock units and the satisfaction of such performance targets.

The compensation committee evaluates the stock compensation for each specific Named Executive Officer on an annual basis to determine the right combination of rewards and incentives through the issuance of service based restricted stock units and/or performance based restricted stock units to drive company performance without encouraging unnecessary or excessive risk taking by all of the Named Executive Officers as a whole. Under this approach, the Named Executive Officers receive a combination of service based restricted stock units and performance based restricted stock units. Additionally and by conditioning a significant portion of the Named Executive Officer's performance based restricted stock unit grants upon the achievement of defined performance goals to be established by the compensation committee, combined with the stock ownership guidelines for our Named Executive Officers more particularly described above, we have created a more direct relationship between compensation and shareholder value. Moreover, by giving the compensation committee the discretion to grant certain stock awards (if any) in its discretion to our Named Executive Officers under the Executive Employment Agreements, the compensation committee has the opportunity to adjust a significant portion of the total compensation for the Named Executive Officers on an annual basis to more accurately reflect the overall performance of the Company, which may include the issuance of service based restricted stock units and/or performance based restricted stock units. Overall, we believe this approach provides the Named Executive Officers with a compensation package which promotes the sustained profitability of the

Company and aligns the interests of our Named Executive Officers with those of our shareholders. The compensation packages also reflect a pragmatic response to external market conditions; that is, total compensation that is competitive with comparable positions in similar industries, including the casual dining sector of the restaurant industry, but which is reasonable and in the best interests of our shareholders.

We believe that the overall design of the compensation packages, along with the culture and values of our Company, allows us to attract and retain top talent, while also keeping the Named Executive Officers focused on both long-term business development and short-term financial growth.

In deciding to continue and modify many of our existing executive compensation practices, our compensation committee considered that the holders of approximately 91% of the votes cast at our 2023 annual meeting on an advisory basis approved the compensation of our Named Executive Officers as disclosed in the proxy statement for the 2023 annual meeting. None of the Named Executive Officers, including Mr. Morgan, participated in the creation of their own compensation packages.

Elements of Compensation

Base Salary. Base salaries for our Named Executive Officers are designed to provide a secure base of compensation which will be effective in motivating and retaining key executives.

Each Named Executive Officer's Executive Employment Agreement provides that the compensation committee will establish the annual base salary for the Named Executive Officers at the commencement of the term of their respective Executive Employment Agreement. Pursuant to each Named Executive Officer's Executive Employment Agreement, the compensation committee established an annual base salary for each Named Executive Officer. During the term of the respective Executive Employment Agreement, base salary increases are at the discretion of the compensation committee. In furtherance of the foregoing, the compensation committee established the annual base salary for each Named Executive Officer for the 2023 fiscal year as shown below.

Base Salary for 2023 Fiscal Year under Executive Employment Agreements	
	Starting January 8, 2023 ($)
Gerald L. Morgan Chief Executive Officer	1,200,000
Regina A. Tobin President	650,000
D. Christopher Monroe (1) Chief Financial Officer	500,000
Christopher C. Colson Chief Legal and Administrative Officer, Corporate Secretary	500,000
Hernan E. Mujica Chief Technology Officer	500,000
Travis C. Doster (2) Chief Communications Officer	500,000
Keith V. Humpich (3) Former Interim Chief Financial Officer	—
Tonya R. Robinson (4) Former Chief Financial Officer	—
S. Chris Jacobsen Former Chief Marketing Officer	500,000

(1) As described above, in connection with Mr. Monroe's appointment to Chief Financial Officer of the Company on June 28, 2023, the compensation committee established Mr. Monroe's annual base salary at $500,000.

(2)   As described above, in connection with Mr. Doster's appointment to Chief Communications Officer of the Company on November 9, 2023, the compensation committee established Mr. Doster's annual base salary of $500,000. Prior to his appointment, Mr. Doster received an annual base salary of $370,000 for his service as Vice President of Communications.

(3)   As described below, Mr. Humpich received a $100,000 per quarter stipend for his service as interim Chief Financial Officer and/or principal accounting officer (as applicable) during the 2023 fiscal year. Mr. Humpich also received an annual base salary of $300,000 for his service as Vice President of Finance during the 2023 fiscal year, which was increased from $258,400 on March 1, 2023 as a part of the Company's annual review of compensation.

(4)   As described above, Ms. Robinson retired as the Chief Financial Officer for the Company on January 4, 2023 so no base salary was awarded to Ms. Robinson for the 2023 fiscal year.

As noted above, the compensation committee may increase each Named Executive Officer's base salary in its discretion. The base salary of each Named Executive Officer for their 2024 fiscal year service is set forth in the following table:

Base Salary for 2024 Fiscal Year under Executive Employment Agreements	
	Starting January 8, 2024 ($)(1)
Gerald L. Morgan Chief Executive Officer	1,300,000
Regina A. Tobin President	700,000
D. Christopher Monroe Chief Financial Officer	550,000
Christopher C. Colson Chief Legal and Administrative Officer, Corporate Secretary	550,000
Hernan E. Mujica Chief Technology Officer	550,000
Travis C. Doster Chief Communications Officer	550,000
Keith V. Humpich (2) Former Interim Chief Financial Officer	—
Tonya R. Robinson (3) Former Chief Financial Officer	—
S. Chris Jacobsen (4) Former Chief Marketing Officer	—

(1)   In order to align with the target percentage parameters used by management of the Company for compensation adjustments for support center employees during the Company's annual review process, on February 28, 2024, the compensation committee increased the annual base salary for certain Named Executive Officers in the following manner:

(i)   effective January 24, 2024, Mr. Morgan's annual base salary was increased to $1,300,000;

(ii)   effective January 24, 2024, Ms. Tobin's annual base salary was increased to $700,000; and

(iii)   effective January 24, 2024, the annual base salary for each of Messrs. Monroe, Colson, Mujica and Doster was increased to $550,000.

(2)   Mr. Humpich will receive an annual base salary of $400,000 for his service as Vice President of Finance during the 2024 fiscal year, which was increased from $300,000 on January 24, 2024 as a part of the Company's annual review of compensation.

(3)   As described above, Ms. Robinson retired as the Chief Financial Officer for the Company on January 4, 2023 so no base salary was awarded to Ms. Robinson for the 2024 fiscal year.

(4)   As described above, Mr. Jacobsen resigned as the Chief Marketing Officer for the Company on August 3, 2023 so no base salary was awarded to Mr. Jacobsen for the 2024 fiscal year.

Incentive Bonus. Incentive bonuses are designed to reward our Named Executive Officers for the success of the Company, as measured by growth in the Company's earnings per diluted share ("*EPS*") and overall pre-tax profit, and for each Named Executive Officer's individual contribution to that success. It is our belief that a significant amount of each Named Executive Officer's compensation should be tied to the performance of the Company.

Under the compensation committee's charter, the compensation committee may award an annual cash incentive to the Named Executive Officers, which is the grant of a right to receive a payment of cash that is subject to targets and maximums, and that is contingent on achievement of performance objectives during the Company's fiscal year. These cash incentives are also subject to the terms and conditions of the Executive Employment Agreements and reflect each Named Executive Officer's job responsibilities and individual contribution to the success of the Company.

In furtherance of the foregoing, the compensation committee established a two-pronged approach to tying the incentive compensation to the Company's performance. Under this approach, 50% of the target incentive bonus is awarded based on whether the Company achieves an annual EPS growth target of 10% (the "***EPS Performance Goal***"). The other 50% is based on a profit sharing pool (the "***Profit Sharing Pool***") comprised of 1.75% of the Company's pre-tax profits (income before taxes less net income attributable to non-controlling interests, as reported in our audited consolidated financial statements), which pool is distributed among our Named Executive Officers and certain other members of the Company's director-level management based on a pre-determined percentage interest in the pool and subject to certain pre-determined maximum amounts. After the end of the fiscal year, the compensation committee determines whether and to what extent the EPS Performance Goal has been met, and the portion of the Profit Sharing Pool to which each Named Executive Officer is entitled. Depending on the level of achievement of the EPS Performance Goal each year, 50% of the incentive bonus may be reduced to a minimum of $0 or increased to a maximum of two times the target amount. Each 1% change from the EPS Performance Goal results in an increase or decrease of 10% of the portion of the target bonus amount attributable to the achievement of the EPS Performance Goal. For example, if we achieve 11% EPS growth, the bonus payable would be 110% of the portion of the target bonus attributable to the achievement of the EPS Performance Goal. Conversely, if we achieve 9% EPS growth, the bonus payable would be 90% of the portion of the target bonus attributable to the achievement of the EPS Performance Goal. The remaining 50% of the Named Executive Officers' incentive bonus will fluctuate directly with Company pre-tax profits at fixed participation percentages and maximum amounts which are determined within 60 days following the commencement of the Company's fiscal year.

The annual profit sharing component allows the Named Executive Officers to participate in a profit sharing pool with other members of the Company's director-level management team. By allowing this level of participation in the Company's overall profits, the compensation committee encourages responsible growth and aligns the interests of the Named Executive Officers with those of other management employees of the Company. This portion of the incentive bonus may be reduced to a minimum of $0 if the Company ceases to be profitable or for other reasons that the compensation committee determines, and may be increased to a maximum of two times the target amount established for each individual participant. Both portions of the incentive bonus can be adjusted downward (but not upward) by the compensation committee in its discretion.

Cash incentive bonuses with respect to fiscal year 2023 were paid at 127.3% of the total target amount for the fiscal year in which a Named Executive Officer served in such role, based on an increase in actual EPS of 14.3% and an actual Profit Sharing Pool of $6,116,701 calculated on fiscal year 2023 pre-tax profit of $349,525,785.

Each Executive Employment Agreement provides an annual short-term cash incentive opportunity with a target bonus as set forth in the table below, with increases in the target bonus amount to be made at the discretion of the compensation committee. During the term of each respective Executive Employment Agreement, the performance criteria and terms of bonus awards are at the discretion of the compensation committee as described above. As further described above, depending on the level of achievement of the goals, the bonus may be reduced to a minimum of $0 or increased to a maximum of two times the base target amount under the current incentive compensation policy of the compensation committee of the Board.

In connection with the foregoing, the compensation committee established an annual short-term cash incentive opportunity with a target bonus as set forth in the table below relating to each Named Executive Officer's 2023 fiscal year service. The performance criteria and terms of bonus awards are at the discretion of the compensation committee. As more particularly described above, the compensation committee continued its two pronged approach with 50% of the target incentive bonus being based on whether the Company achieves an annual EPS growth target of 10% and the remaining 50% being based on a Profit Sharing Pool comprised of 1.75% of the Company's pre-tax profits (income before taxes less net income attributable to non-controlling interests, as reported in our audited consolidated financial statements). As further described above, depending on the level of achievement of the goals, the bonus may be reduced to a minimum of $0 or increased to a maximum of two times the base target amount under the current incentive compensation policy of the compensation committee of the Board.

Executive Incentive Compensation for Fiscal Year 2023			
	Target Bonus ($)	Minimum Bonus ($)	Maximum Bonus ($)
Gerald L. Morgan Chief Executive Officer	1,200,000	—	2,400,000
Regina A. Tobin President	650,000	—	1,300,000
D. Christopher Monroe (1) Chief Financial Officer	400,000	—	800,000
Christopher C. Colson Chief Legal and Administrative Officer, Corporate Secretary	400,000	—	800,000
Hernan E. Mujica Chief Technology Officer	400,000	—	800,000
Travis C. Doster (2) Chief Communications Officer	400,000	—	800,000
Keith V. Humpich (3) Former Interim Chief Financial Officer	—	—	—
Tonya R. Robinson (4) Former Chief Financial Officer	—	—	—
S. Chris Jacobsen Former Chief Marketing Officer	400,000	—	800,000

(1)   Mr. Monroe's target bonus described above is an annualized amount, which was prorated based on his 2023 fiscal year service as the Company's Chief Financial Officer commencing on June 28, 2023 and continuing to and through December 26, 2023.

(2)   Mr. Doster's target bonus described above is an annual amount, which was prorated based on his 2023 fiscal year service as the Company's Chief Communications Officer commencing on November 9, 2023 and continuing to and through December 26, 2023. Mr. Doster also received a bonus for his 2023 fiscal year service as the Vice President of Communications of the Company that accrued prior to his appointment to Chief Communications Officer.

(3) The compensation committee did not establish a target bonus for Mr. Humpich for the 2023 fiscal year relating to his service as the interim Chief Financial Officer. However, Mr. Humpich did receive a target bonus of $150,000 with respect to his service as Vice President of Finance of the Company. His target bonus was subject to the same targets as the Named Executive Officers except his bonus could have been reduced to a minimum of 50% or increased to a maximum of 150% of the base target amount.

(4) As described above, Ms. Robinson retired as Chief Financial Officer of the Company on January 4, 2023. As such, the compensation committee did not establish a target bonus for Ms. Robinson for the 2023 fiscal year.

The compensation committee established an annual short-term cash incentive opportunity with a target bonus as set forth in the table below relating to each Named Executive Officer's 2024 fiscal year service. The performance criteria and terms of bonus awards are at the discretion of the compensation committee. As more particularly described above, the compensation committee continued its two pronged approach with 50% of the target incentive bonus being based on whether the Company achieves an annual EPS growth target of 10% and the remaining 50% being based on a Profit Sharing Pool comprised of 1.75% of the Company's pre-tax profits (income before taxes less net income attributable to non-controlling interests, as reported in our audited consolidated financial statements). As further described above, depending on the level of achievement of the goals, the bonus may be reduced to a minimum of $0 or increased to a maximum of two times the base target amount under the current incentive compensation policy of the compensation committee of the Board.

Executive Incentive Compensation for Fiscal Year 2024			
	Target Bonus ($)(1)	Minimum Bonus ($)(1)	Maximum Bonus ($)(1)
Gerald L. Morgan Chief Executive Officer	1,300,000	—	2,600,000
Regina A. Tobin President	700,000	—	1,400,000
D. Christopher Monroe Chief Financial Officer	425,000	—	850,000
Christopher C. Colson Chief Legal and Administrative Officer, Corporate Secretary	425,000	—	850,000
Hernan E. Mujica Chief Technology Officer	425,000	—	850,000
Travis C. Doster Chief Communications Officer	425,000	—	850,000
Keith V. Humpich (2) Former Interim Chief Financial Officer	—	—	—
Tonya R. Robinson (3) Former Chief Financial Officer	—	—	—
S. Chris Jacobsen (4) Former Chief Marketing Officer	—	—	—

(1) In order to align with the target percentage parameters used by management of the Company for compensation adjustments for support center employees during the Company's annual review process, on February 28, 2024, the compensation committee increased the target bonus amounts for certain Named Executive Officers in the following manner:

(i) the target bonus for Mr. Morgan relating to his 2024 fiscal year service was increased to $1,300,000;

(ii) the target bonus for Ms. Tobin relating to her 2024 fiscal year service was increased to $700,000; and

<table>
<tr><td>(iii)</td><td>the target bonus for each of Messrs. Monroe, Colson, Mujica and Doster relating to their respective 2024 fiscal year service was increased to $425,000.</td></tr>
</table>

(2)   The compensation committee did not establish a target bonus for Mr. Humpich for the 2024 fiscal year relating to his service as the interim Chief Financial Officer. However, Mr. Humpich did receive a target bonus of $200,000 with respect to his service as Vice President of Finance of the Company. His target bonus is subject to the same targets as the Named Executive Officers except his bonus can be reduced to a minimum of 50% or increased to a maximum of 150% of the base target amount.

(3)   As described above, Ms. Robinson retired as Chief Financial Officer of the Company on January 4, 2023. As such, the compensation committee did not establish a target bonus for Ms. Robinson for the 2024 fiscal year.

(4)   As described above, Mr. Jacobsen resigned as the Chief Marketing Officer for the Company on August 3, 2023. As such, the compensation committee did not establish a target bonus for Mr. Jacobsen for the 2024 fiscal year.

Stock Awards. We make equity awards in the form of restricted stock units, which represent the conditional right to receive one share of our common stock upon satisfaction of the vesting requirements. Restricted stock units offer the Named Executive Officers a financial interest in the Company and align their interests with those of our shareholders. We also believe that the market price of our publicly traded common stock represents the most appropriate metric for determining the value of the equity portion of our Named Executive Officers' compensation packages. The overall compensation packages for our Named Executive Officers offer base salaries and target cash bonus amounts and feature restricted stock unit awards. While the initial grant of restricted stock unit awards is based on a fixed dollar amount, the ultimate value of the restricted stock unit awards is dependent upon the performance of the Company and the price of our common stock at the time such restricted stock units vest. The compensation committee evaluates the stock compensation for each specific Named Executive Officer on an annual basis to determine the right combination of rewards and incentives through the issuance of service based restricted stock units and/or performance based restricted stock units to drive company performance without encouraging unnecessary or excessive risk taking by all of the Named Executive Officers as a whole. Under this approach, the Named Executive Officers receive a combination of service based restricted stock units and/or performance based restricted stock units, with a significant portion of some of the Named Executive Officer's compensation being tied to the grant of such performance based restricted stock units. We believe that the service based restricted stock awards are inherently performance based since their value varies in response to investor sentiment regarding overall Company performance at the time of vesting. Moreover, by giving the compensation committee the discretion to grant certain stock awards (if any) in its discretion to our Named Executive Officers under the Executive Employment Agreements, the compensation committee has the opportunity to adjust a large portion of the total compensation for the Named Executive Officers on an annual basis to more accurately reflect the overall performance of the Company, which may include the issuance of service based restricted stock units and/or restricted stock units based on the achievement of defined goals to be established by the compensation committee for any and/or all of our Named Executive Officer. While the Company previously granted retention grants for our Named Executive Officers under their respective prior employment agreements, the Executive Employment Agreements do not include any similar retention grants. The compensation committee will evaluate whether to grant additional retention grants in the future as a part of its annual evaluation of the compensation packages for the Named Executive Officers.

In addition, the Executive Employment Agreements with our Named Executive Officers permit the compensation committee to grant in its discretion any combination of service based restricted stock units and/or performance based restricted stock units for any portion of the term of the Executive Employment Agreements. For the performance based awards that have or may be granted to the Named Executive Officers, the compensation committee has established a two-pronged approach which mirrors the approach used for annual cash incentive bonuses. Under this approach, a percentage of the target equity award is based on whether the Company achieves the annual EPS Performance Goal, and a percentage is based on the Profit Sharing Pool comprised of 1.75% of the Company's pre-tax profits (income before taxes less net income attributable to non-controlling interests, as reported in our audited financial statements). After the end of the fiscal year, the compensation committee determines whether and to what extent the EPS Performance Goal has been met, and the portion of the Profit Sharing Pool to which each officer is entitled. Each 1% change from the EPS Performance Goal results in an increase or decrease of 10% of the portion of the target amount attributable to the achievement of the EPS Performance Goal. For example, if we achieve 11% EPS growth, the number of shares awarded would be 110% of the portion of the target amount attributable to the achievement of the EPS Performance Goal. Conversely, if we achieve 9% EPS growth, the award would be 90% of the portion of the target amount attributable to the achievement of the EPS Performance Goal. The remaining percentage of the Named Executive Officers' equity award will fluctuate directly with Company pre-tax profits at fixed participation percentages and maximum amounts which are determined within 60 days following the commencement of the Company's fiscal year. Both portions of the performance based equity award may be reduced to a minimum of $0 or increased to a maximum of two times the target amount for each individual participant. Both portions of the performance based equity award can also be adjusted downward (but not upward) by the compensation committee in its discretion.

Performance based equity awards with respect to fiscal year 2023 were paid at 127.3% of the total target amount for the fiscal year in which a Named Executive Officer served in such role, based on an increase in actual EPS of 14.3% and an actual Profit Sharing Pool of $6,116,701 calculated on fiscal year 2023 pre-tax profit of $349,525,785. For discussion of the percentages assigned by the compensation committee to each component of the performance based equity awards for Messrs. Morgan, Monroe, Colson, and Mujica, and Ms. Tobin (as applicable), refer to the associated tables below.

The total number of service based restricted stock units and/or performance based restricted stock units granted to each Named Executive Officer reflects each Named Executive Officer's job responsibilities and individual contribution to the success of the Company.

Service Based Restricted Stock Units. Each Executive Employment Agreement provides that the compensation committee may grant certain stock awards to the Named Executive Officers during the term of the respective Executive Employment Agreements. In connection with the same, the compensation committee authorized the grant of service based restricted stock units under each Executive Employment Agreement equal to the dollar amount described in the table below for each Named Executive Officer with respect to all or a portion of their 2023 fiscal year service. These service based restricted stock units were calculated by dividing the dollar amount described in the table below by the per share closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares. Additionally and except as described in the footnotes below with respect to the grant of service based restricted stock units to Mr. Monroe and Mr. Doster (respectively), these service based restricted stock units were granted on January 8, 2023 and vested on January 8, 2024.

Service Based Restricted Stock Units for 2023 Fiscal Year		
	Service Based Restricted Stock Units Vesting on January 8, 2024 pursuant to Executive Employment Agreements ($)	Number of Service Based Restricted Stock Units Vesting on January 8, 2024 pursuant to Executive Employment Agreements (1)
Gerald L. Morgan Chief Executive Officer	1,300,000	13,900
Regina A. Tobin President	500,000	5,300
D. Christopher Monroe (2) Chief Financial Officer	250,000	2,300
Christopher C. Colson Chief Legal and Administrative Officer, Corporate Secretary	500,000	5,300
Hernan E. Mujica Chief Technology Officer	500,000	5,300
Travis C. Doster (3) Chief Communications Officer	—	—
Keith V. Humpich (4) Former Interim Chief Financial Officer	—	—
Tonya R. Robinson (5) Former Chief Financial Officer	—	—
S. Chris Jacobsen (6) Former Chief Marketing Officer	400,000	4,300

(1)   For the service based restricted stock units described in this footnote (1), fair value is equal to the closing price of the Company's common stock on the trading day immediately preceding the date of the grant, which was $93.52 for these grants. Using the formula described in the immediately foregoing paragraph prior to this table, each Named Executive Officer was granted the number of service based restricted stock units described in the table above for their respective 2023 fiscal year service. These are not amounts paid to or received by the Named Executive Officers. The amounts listed above represent the grant date fair value determined in accordance with ASC 718 of restricted stock units granted under the Company's 2021 Long-Term Incentive Plan. Detailed information under ASC 718 is set forth in Note 14 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 26, 2023. The Company cautions that the amounts reported in the table above for these awards may not represent the amounts that the Named Executive Officers will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on the Company's actual operating performance, stock price fluctuations and the Named Executive Officer's continued service with the Company.

(2)   Upon Mr. Monroe's appointment to Chief Financial Officer, the compensation committee authorized the grant of 2,300 service based restricted stock units with a grant date of June 28, 2023 for his partial 2023 fiscal year service and with a vesting date of December 31, 2024, provided he is still employed as of the vesting date. The number of service based restricted stock units were calculated by dividing $250,000 by $109.32 (which was the closing sales price of the Company's common stock on the Nasdaq Global Select Market on June 27, 2023), with

such quotient being rounded up or down to the nearest 100 shares. As described in footnote (1) above, these are not amounts paid to or received by Mr. Monroe. The amounts listed above represent the grant date fair value determined in accordance with ASC 718 of restricted stock units granted under the Company's 2021 Long-Term Incentive Plan.

(3)   Upon Mr. Doster's appointment to Chief Communications Officer on November 9, 2023, the compensation committee did not award any additional service based restricted stock units to Mr. Doster with respect to his 2023 fiscal year service. Rather and as more particularly shown in the table below, the compensation committee established service based restricted stock units for Mr. Doster with respect to his 2024 fiscal year service. However, with respect to Mr. Doster's 2023 fiscal year service as Vice President of Communications, he received the following service based restricted stock units: (A) 834 service based restricted stock units that were granted on May 10, 2023 and are scheduled to vest on May 10, 2024 relating to his Q1 2023 service, (B) 837 service based restricted stock units that were granted on August 2, 2023 and are scheduled to vest on August 2, 2024 relating to his Q2 2023 service, (C) 911 service based restricted stock units that were granted on November 1, 2023 and are scheduled to vest on November 1, 2024 relating to his Q3 2023 service, and (D) 628 service based restricted stock units that were granted on February 21, 2024 and are scheduled to vest on February 21, 2025 relating to his Q4 2023 service.

(4)   The compensation committee did not award any service based restricted stock units to Mr. Humpich relating to his service as interim Chief Financial Officer during the 2023 fiscal year. However, in connection with his service as Vice President of Finance of the Company during the 2023 fiscal year, the compensation committee authorized the grant of 3,426 service based restricted stock units that were granted on February 23, 2023 and are scheduled to vest on February 23, 2024.

(5)   As described above, Ms. Robinson retired as Chief Financial Officer of the Company on January 4, 2023. As such, Ms. Robinson was not granted any service based restricted stock units with respect to the 2023 fiscal year.

(6)   As described above, Mr. Jacobsen resigned as Chief Marketing Officer of the Company on August 3, 2023. Upon his resignation, Mr. Jacobsen forfeited his right to receive the 4,300 service based restricted stock units relating to his 2023 fiscal year service vesting on January 8, 2024.

The compensation committee authorized the grant of service based restricted stock units under each Executive Employment Agreement equal to the dollar amount described in the table below for each Named Executive Officer with respect to their 2024 fiscal year service. These service based restricted stock units were calculated by dividing the dollar amount described in the table below by the per share closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares. Additionally and except as described in the footnote below with respect to the grant of restricted stock units to Mr. Doster, these shares were granted on January 8, 2024 and will vest on January 8, 2025, provided the Named Executive Officer is still employed by the Company as of the vesting date.

Service Based Restricted Stock Units for 2024 Fiscal Year		
	Service Based Restricted Stock Units vesting on January 8, 2025 pursuant to Executive Employment Agreements ($)	Number of Service Based Restricted Stock Units vesting on January 8, 2025 pursuant to Executive Employment Agreements (1)
Gerald L. Morgan Chief Executive Officer	1,300,000	11,000
Regina A. Tobin President	500,000	4,200
D. Christopher Monroe Chief Financial Officer	500,000	4,200
Christopher C. Colson Chief Legal and Administrative Officer, Corporate Secretary	500,000	4,200
Hernan E. Mujica Chief Technology Officer	500,000	4,200
Travis C. Doster (2) Chief Communications Officer	325,000	3,100
Keith V. Humpich (3) Former Interim Chief Financial Officer	—	—
Tonya R. Robinson (4) Former Chief Financial Officer	—	—
S. Chris Jacobsen (5) Former Chief Marketing Officer	—	—

(1) For the service based restricted stock units described in this footnote (1), fair value is equal to the closing price of the Company's common stock on the trading day immediately preceding the date of the grant, which was $118.30 for these grants. Using the formula described in the immediately foregoing paragraph prior to this table, each Named Executive Officer was granted the number of service based restricted stock units described in the table above for their respective 2024 fiscal year service. These are not amounts paid to or received by the Named Executive Officers. The amounts listed above represent the grant date fair value determined in accordance with ASC 718 of restricted stock units granted under the Company's 2021 Long-Term Incentive Plan. Detailed information under ASC 718 is set forth in Note 14 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 26, 2023. The Company cautions that the amounts reported in the table above for these awards may not represent the amounts that the Named Executive Officers will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on the Company's actual operating performance, stock price fluctuations and the Named Executive Officer's continued service with the Company.

(2) Upon Mr. Doster's appointment to Chief Communications Officer, the compensation committee authorized the grant of 3,100 service based restricted stock units with a grant date of November 9, 2023 for his 2024 fiscal year service and with a vesting date of January 8, 2025, provided he is still employed as of the vesting date. The number of service based restricted stock units were calculated by dividing $325,000 by $103.41 (which was the closing sales price of the Company's common stock on the Nasdaq Global Select Market on November 8, 2023), with such quotient being rounded up or down to the nearest 100 shares. As described in footnote (1) above, these are not amounts paid to or received by Mr. Doster. The amounts listed above represent the grant date fair value determined in accordance with ASC 718 of restricted stock units granted under the Company's 2021 Long-Term Incentive Plan.

(3) As described above, Mr. Humpich's service as the Company's interim Chief Financial Officer ended as of June 27, 2023 in connection with Mr. Monroe's appointment to Chief Financial Officer effective as of June 28, 2023. Mr. Humpich did not receive any grants of service based restricted stock units for the 2024 fiscal year other than service based restricted stock units that will be granted during the 2024 fiscal year in connection with his service as Vice President of Finance of the Company.

(4) As described above, Ms. Robinson retired as Chief Financial Officer of the Company on January 4, 2023. As such, Ms. Robinson was not granted any service based restricted stock units with respect to the 2024 fiscal year.

(5) As described above, Mr. Jacobsen resigned as Chief Marketing Officer of the Company on August 3, 2023. Mr. Jacobsen was not granted any service based restricted stock units with respect to the 2024 fiscal year.

Performance Based Restricted Stock Units. Each Executive Employment Agreement provides that the compensation committee may grant certain stock awards to the Named Executive Officers during the term of the respective Executive Employment Agreements. The number of performance based restricted stock units granted to Messrs. Morgan, Jacobsen, Monroe, Colson, and Mujica and Ms. Tobin for the 2023 fiscal year under their Executive Employment Agreement, and the number of shares of common stock which actually vested based on the Company's performance, are shown in the table below:

Performance Based Restricted Stock Units for 2023 Fiscal Year				
	Target Number of Performance Based Restricted Stock Units Granted for 2023 pursuant to Executive Employment Agreements (1)	Minimum Number of Performance Based Restricted Stock Units pursuant to Executive Employment Agreements	Maximum Number of Performance Based Restricted Stock Units pursuant to Executive Employment Agreements	Actual Number of Shares Issued for 2023 following Certification of 2023 Performance Goals (2)
Gerald L. Morgan Chief Executive Officer	13,900	—	27,800	17,691
Regina A. Tobin President	4,300	—	8,600	5,473
D. Christopher Monroe (3) Chief Financial Officer	1,400	—	2,800	1,782
Christopher C. Colson Chief Legal & Administrative Officer, Corporate Secretary	3,200	—	6,400	4,073
Hernan E. Mujica Chief Technology Officer	3,200	—	6,400	4,073
Travis C. Doster (4) Chief Communications Officer	—	—	—	—
Keith V. Humpich (5) Former Chief Financial Officer	—	—	—	—
Tonya R. Robinson (6) Former Chief Financial Officer	—	—	—	—
S. Chris Jacobsen (7) Former Chief Marketing Officer	4,300	—	8,600	— (6)

(1) The compensation committee authorized the grant of performance based restricted stock units as described in the table above to Messrs. Morgan, Monroe, Colson, Mujica, and Jacobsen and Ms. Tobin under their respective Executive Employment Agreements for their respective 2023 fiscal year service in the following manner:

(i) With respect to Mr. Morgan, his 13,900 performance based restricted stock units were calculated by dividing $1,300,000 by $93.52 (which was the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares);

(ii) With respect to Ms. Tobin, her 4,300 performance based restricted stock units were calculated by dividing $400,000 by $93.52 (which was the closing sales price of the

Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares);

(iii)   With respect to Mr. Monroe, his 1,400 performance based restricted stock units were calculated by dividing $150,000 by $109.32 (which was the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares);

(iv)   With respect to Mr. Colson, his 3,200 performance based restricted stock units were calculated by dividing $300,000 by $93.52 (which was the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares);

(v)   With respect to Mr. Mujica, his 3,200 performance based restricted stock units were calculated by dividing $300,000 by $93.52 (which was the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares); and

(vi)   With respect to Mr. Jacobsen, his 4,300 performance based restricted stock units were calculated by dividing $400,000 by $93.52 (which was the closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares).

(2)   The shares underlying the performance based restricted stock units attributable to the 2023 fiscal year were issued on February 23, 2024. The compensation committee determined that 50% of the performance based restricted stock unit award for the 2023 fiscal year would be based on an EPS growth target of 10%, which portion would be reduced or increased by 10% for every 1% of annual growth in EPS less than or in excess of the 10% goal, and that 50% of the performance based restricted stock unit award for the 2023 fiscal year would be based on a pre-tax profit target opportunity equal to the percentage payout of 1.75% of pre-tax earnings divided by the bonus pool target set by the compensation committee for the performance period.

(3)   As described above, the target number of performance based restricted stock units granted to Mr. Monroe reflected his partial 2023 fiscal year service as the Company's Chief Financial Officer commencing on June 28, 2023 and continuing to and through December 26, 2023.

(4)   As described above, Mr. Doster was appointed Chief Communications Officer of the Company on November 9, 2023. In connection with Mr. Doster's appointment he was not awarded any performance based restricted stock units with respect to his 2023 fiscal year service.

(5)   Mr. Humpich was not granted any performance based restricted stock units in connection with his service as interim Chief Financial Officer during the 2023 fiscal year.

(6)   As described above, Ms. Robinson retired as Chief Financial Officer of the Company on January 4, 2023. As such, Ms. Robinson was not granted any performance based restricted stock units with respect to the 2023 fiscal year.

(7)   As described above, Mr. Jacobsen resigned as Chief Marketing Officer of the Company on August 3, 2023. Upon his resignation, Mr. Jacobsen forfeited his right to receive the 4,300 performance based restricted stock units relating to his 2023 fiscal year service.

The compensation committee authorized the grant of performance based restricted stock units as described in the table below to Messrs. Morgan, Monroe, Colson, Mujica, and Doster and Ms. Tobin under their respective Executive Employment Agreements for their respective 2024 fiscal year service. These performance based restricted stock units will be calculated by dividing the target dollar amount described in the table below by the per share closing sales price of the Company's common stock on the Nasdaq Global Select Market on the trading day immediately preceding the date of the grant, with such quotient being rounded up or down to the nearest 100 shares. Additionally and except as described below with respect to Mr. Doster's performance based restricted stock units, these performance based restricted stock units were granted to each respective executive officer on January 8, 2024 and will vest on January 8, 2025, subject to the achievement of defined goals established by the compensation committee of the Board. The actual number of shares that will be issued to each of Messrs. Morgan, Monroe, Colson, Mujica, and Doster and Ms. Tobin for fiscal year 2024 based on achievement of the performance goals assigned to these grants by the compensation committee will not be calculated until the first quarter of 2025.

Performance Based Restricted Stock Units for 2024 Fiscal Year				
	Target Performance Based Restricted Stock Units vesting on January 8, 2025 pursuant to Executive Employment Agreements ($)(1)	Minimum Performance Based Restricted Stock Units pursuant to Executive Employment Agreements ($)	Maximum Performance Based Restricted Stock Units pursuant to Executive Employment Agreements ($)	Target Number of Performance Based Restricted Stock Units vesting on January 8, 2025 pursuant to Executive Employment Agreements (2)
Gerald L. Morgan Chief Executive Officer	1,300,000	—	2,600,000	11,000
Regina A. Tobin President	400,000	—	800,000	3,400
D. Christopher Monroe Chief Financial Officer	300,000	—	600,000	2,500
Christopher C. Colson Chief Legal & Administrative Officer, Corporate Secretary	300,000	—	600,000	2,500
Hernan E. Mujica Chief Technology Officer	300,000	—	600,000	2,500
Travis C. Doster Chief Communications Officer	175,000	—	350,000	1,700 (3)
Keith V. Humpich (4) Former Interim Chief Financial Officer	—	—	—	—
Tonya R. Robinson (5) Former Chief Financial Officer	—	—	—	—
S. Chris Jacobsen (6) Former Chief Marketing Officer	—	—	—	—

(1)   The compensation committee determined that 50% of the performance based restricted stock unit award for 2024 would be based on an EPS growth target of 10%, which portion would be reduced or increased by 10% for every 1% of annual growth in EPS less than or in excess of the 10% goal, and that 50% of the performance based restricted stock unit award for 2024 would be based on a pre-tax profit target opportunity equal to the percentage payout of 1.75% of pre-tax earnings divided by the bonus pool target set by the compensation committee for the performance period. The performance based restricted stock unit award for Messrs. Morgan, Monroe, Colson, Mujica, and Doster and Ms. Tobin with respect to fiscal year 2024 will be certified in the first quarter of 2025.

(2)   Except as set forth in footnote (3) below, for the performance based restricted stock units described in this footnote (2), fair value is equal to the closing price of the Company's common stock on the trading day immediately preceding the date of the grant, which was $118.30 for these grants. Using the formula described in the immediately foregoing paragraph prior to this table, each Named Executive Officer was granted the target number of performance based restricted stock units described in the table above for their respective 2024 fiscal year service. These are not amounts paid to or received by these Named Executive Officers. The amounts listed above represent the grant date fair value determined in accordance with ASC 718 of restricted stock units granted under the Company's 2021 Long-Term Incentive Plan. Detailed information under ASC 718 is set forth in Note 14 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 26,

2023. The Company cautions that the amounts reported in the table above for these awards may not represent the amounts that these Named Executive Officers will actually realize from the awards.

(3)   Upon Mr. Doster's appointment to Chief Communications Officer, the compensation committee authorized the grant of 1,700 based restricted stock units with a grant date of November 9, 2023 for his 2024 fiscal year service and with a vesting date of January 8, 2025, subject to the achievement of defined goals established by the Compensation Committee of the Board set forth above. The number of performance based restricted stock units were calculated by dividing $175,000 by $103.41 (which was the closing sales price of the Company's common stock on the Nasdaq Global Select Market on November 8, 2023), with such quotient being rounded up or down to the nearest 100 shares. As described in footnote (2) above, these are not amounts paid to or received by Mr. Doster. The amounts listed above represent the grant date fair value determined in accordance with ASC 718 of restricted stock units granted under the Company's 2021 Long-Term Incentive Plan.

(4)   As described above, Mr. Humpich's service as the Company's interim Chief Financial Officer ended as of June 27, 2023 in connection with Mr. Monroe's appointment to Chief Financial Officer effective as of June 28, 2023. Mr. Humpich did not receive any grants of service based restricted stock units for the 2024 fiscal year other than service based restricted stock units that will be granted during the 2024 fiscal year in connection with his service as Vice President of Finance of the Company.

(5)   As described above, Ms. Robinson retired as Chief Financial Officer as of January 4, 2023. As such, she did not receive any grants of performance based restricted stock units for the 2024 fiscal year.

(6)   As described above, Mr. Jacobsen resigned as Chief Marketing Officer as of August 3, 2023. As such, he did not receive any grants of performance based restricted stock units for the 2024 fiscal year.

Separation and Change in Control Arrangements

The Executive Employment Agreements generally provide that if a Named Executive Officer's employment is terminated during the term of the Executive Employment Agreement for a Qualifying Reason (as defined below), the Company will pay the Named Executive Officer three months of base salary, unless the termination occurs within 12 months following a Change in Control (as defined below), in which case the applicable Named Executive Officer's current base salary remaining for the then existing term of his or her respective Executive Employment Agreement will be paid. In addition, if any Named Executive Officer's termination occurs for a Qualifying Reason within 12 months following a Change in Control, the applicable Named Executive Officer shall be paid any incentive bonus earned but not yet paid for any fiscal year ended before the date of termination, plus an incentive bonus for the year in which the date of termination occurs, equal to the applicable Named Executive Officer's target bonus for that year, prorated based on the number of days in the fiscal year elapsed before the date of termination. For purposes of the Executive Employment Agreements, termination for a "***Qualifying Reason***" is generally defined to be attributable to one of the following: (i) the result of the applicable Named Executive Officer having submitted to the Company the Named Executive Officer's resignation in accordance with a request by the Board or the Chief Executive Officer, provided that such request is not based on the Company's finding that Cause (as defined below) for termination exists, (ii) a termination by the Named Executive Officer for Good Reason (as defined below) within 12 months of a Change in Control, or (iii) a termination by the Company for any reason other than Cause or as a result of death or disability which entitles the Named Executive Officer to benefits under the Company's long-term disability plan. Under the Executive Employment Agreements, a termination by a Named Executive Officer (a separation, including a voluntary retirement, initiated by a Named Executive Office other than per a request described above), other than for Good Reason within 12 months following a Change in Control, shall not be a Qualifying Reason. Additionally, termination for "***Cause***" means a termination by the Company for one or more of the following reasons: (a) a Named Executive Officer's conviction of, or being charged with having committed, a felony; (b) a

Named Executive Officer's acts of dishonesty or moral turpitude that are detrimental to the business of the Company; (c) a Named Executive Officer's acts or omissions that such Named Executive Officer knew or should have reasonably known were likely to damage the business of the Company; (d) a Named Executive Officer's failure to obey the reasonable and lawful directions of the Company, including, without limitation, the Company's policies and procedures (including the Company's policies prohibiting discrimination, harassment, and retaliation), and the Texas Roadhouse, Inc. Code of Conduct; (e) a Named Executive Officer's failure to perform such Named Executive Officer's obligations under his or her Executive Employment Agreement; (f) a Named Executive Officer's willful breach of any agreement or covenant contained within his or her Executive Employment Agreement or any fiduciary duty owed to the Company; and/or (g) a Named Executive Officer's unsatisfactory performance of such Named Executive Officer's duties after: (A) he or she has received written notice of the general nature of the unsatisfactory performance, and (B) he or she has failed to cure the unsatisfactory performance within 30 days thereafter to the satisfaction of the Company.

As used in the Executive Employment Agreements, a "**_Change in Control_**" means that one of the following events has taken place: (i) consummation of a merger or consolidation of the Company with any other entity, other than a merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than 50% of the combined voting power of the surviving or resulting entity outstanding immediately after such merger or consolidation; (ii) consummation of a sale or disposition of all or substantially all of the assets of the Company (other than such a sale or disposition immediately after which such assets will be owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of the common stock of the Company immediately before such sale or disposition); or (iii) any Person becomes the beneficial owner (as determined pursuant to Section 13(d) of the Exchange Act) of securities representing in excess of 50% of the aggregate voting power of the outstanding securities of the Company as required to be disclosed in a report on Schedule 13D of the Exchange Act. The Board has the full and final authority, in its sole discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control, and any incidental matters relating thereto. The Executive Employment Agreements also provide for the reduction of Change in Control payments to the maximum amount that could be paid to the Named Executive Officers without giving rise to the excise tax imposed by Section 4999 of the Internal Revenue Code. Additionally, as used in the Executive Employment Agreements, "**_Good Reason_**" given by a Named Executive Officer in a notice of termination must be based on: (a) the assignment to such Named Executive Officer of a different title or job responsibilities that result in a substantial decrease in the level of responsibility from those in effect immediately before the Change in Control; (b) a reduction by the Company or the surviving company in such Named Executive Officer's base pay as in effect immediately before the Change in Control; (c) a significant reduction by the Company or the surviving company in total benefits available to such Named Executive Officer under cash incentive, stock incentive and other employee benefit plans after the Change in Control compared to the total package of such benefits as in effect before the Change in Control; (d) the requirement by the Company or the surviving company that such Named Executive Officer be based more than 50 miles from where such Named Executive Officer's office is located immediately before the Change in Control, except for required travel on company business to an extent substantially consistent with the business travel obligations which such Named Executive Officer undertook on behalf of the Company before the Change in Control; or (e) the failure by the Company to obtain from any Successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company an agreement to assume obligations under the Executive Employment Agreement.

While the individual Executive Employment Agreements do not address the manner in which unvested stock awards, if any, will be handled upon the termination of a Named Executive Officer, the specific restricted stock unit award agreement and/or performance restricted stock unit award agreement entered into by the Named Executive Officers upon the grant of service based restricted stock units and/or performance based restricted stock units provide that (A) if a Change in Control occurs prior to the vesting date of such restricted stock units and the Named Executive Officer is terminated by the Company without Cause, or (B) if the Named Executive Officer is terminated for Good Reason within 12 months following a Change in Control, then such unvested service based restricted stock units and/or performance based restricted stock units shall become vested as of the date of termination. Additionally, such specific restricted stock unit award agreement and/or performance restricted stock unit award agreement entered into by the Named Executive Officers provide that if any Named Executive Officer's continuous service is terminated because of death or disability prior to the vesting date for the applicable grant of service based restricted stock units and/or performance based restricted stock units (as and if applicable), then such applicable restricted stock units become immediately vested in an amount equal to the total number of granted restricted stock units multiplied by a fraction, the numerator of which is the number of calendar months or portions thereof from grant date of such restricted stock units through the date on which such Named Executive Officer's continuous service is terminated due to death or disability and the denominator of which is the total number of calendar months or portion thereof in the vesting period for such restricted stock unit grants.

The Company provides these severance payments to allow for a period of transition and are generally contingent upon the Named Executive Officer's execution of a full release of claims against the Company, and continued compliance with the non-competition, non-solicitation, confidentiality and other restrictive covenants. If the Named Executive Officer's employment is terminated for any reason other than a Qualifying Reason (such as the officer's death, disability or for Cause), then the Company will pay to the Named Executive Officer only the base salary accrued for the last period of actual employment and any accrued paid time off in accordance with policies of the Company in effect from time to time. The salary component of the severance payments is subject to deductions and withholdings and is to be paid to the Named Executive Officers in periodic installments in accordance with our normal payroll practices. The fixed sum is paid in a single lump sum, and any bonus component of the severance payments for a performance period that ended before termination is to be paid on the same date as the payment would have been made had his or her employment not been terminated.

The estimated amounts that would have been payable to a Named Executive Officer under the Executive Employment Agreements are more fully described in "Termination, Change of Control and Change of Responsibility Payments."

Additionally, the Company announced that Ms. Robinson had retired as Chief Financial Officer of the Company effective as of January 4, 2023. On January 5, 2023, the Company entered into the Robinson Separation Agreement with Ms. Robinson. Under the Robinson Separation Agreement, the Company agreed to pay to Ms. Robinson an aggregate sum of $3,500,000 (less any applicable withholdings and/or deductions), which will be paid in three installments in accordance with the following schedule: (i) $1,500,000 due and payable no later than January 31, 2023; (ii) $500,000 due and payable on July 31, 2023; and (iii) $1,500,000 due and payable on January 31, 2024. The Robinson Separation Agreement also provided a general release of claims by Ms. Robinson and affirmed certain obligations under her Executive Employment Agreement, including, without limitation, obligations pertaining to confidentiality, non-competition, non-hire, and non-solicitation.

Finally, the Board announced the resignation of Mr. Jacobsen as Chief Marketing Officer effective as of August 3, 2023. On August 3, 2023 and in connection with Mr. Jacobsen's resignation from the Company, the Company and Mr. Jacobsen entered into the Jacobsen Separation Agreement with Mr. Jacobsen. Under the Jacobsen Separation Agreement, the Company agreed to pay (i) his salary and benefits (including, but not limited to, the payment of his incentive bonus relating to the Q2 2023 fiscal year period ending on June 27, 2023) through August 3, 2023; (ii) a sum of $125,000 (less applicable withholdings) reflecting three months of his base salary due and payable under his Executive Employment Agreement; and (iii) a one-time payment of $288,805 (less applicable withholdings). The Jacobsen Separation Agreement also provided a general release of claims by Mr. Jacobsen and affirmed certain obligations under his Executive Employment Agreement, including, without limitation, obligations pertaining to confidentiality, non-competition, non-hire, and non-solicitation

Hedging and Pledging Policies

The Company has a stock trading policy that, among other things, prohibits all of our employees (including our executive officers) and our directors from engaging in speculative trading in the Company's shares, which prohibition includes any arrangement by which a shareholder or option holder changes his or her economic exposure to changes in the price of the stock. Prohibited arrangements include buying standardized put or call options, writing put or call options, selling stock short, buying or selling securities convertible into other securities, or merely engaging in a private arrangement where the value of the agreement varies in relation to the price of the underlying security. Such arrangements are prohibited because these transactions may give the appearance of improper trades and look disloyal. In addition, our stock trading policy strongly discourages employees (including our executive officers) and our directors from holding the Company's securities in a margin account or otherwise pledging these securities as collateral for a loan. As of the date of this proxy statement, none of our Named Executive Officers and non-employee directors hold the Company's securities in a margin account or have otherwise pledged them as collateral for a loan.

Stipend for Interim Chief Financial Officer; Principal Accounting Officer

In connection with Mr. Humpich's appointment to interim Chief Financial Officer on January 5, 2023, the compensation committee agreed that he would receive a $100,000 stipend per fiscal quarter (or portion thereto) in which he serves in such position, which amount will be paid in arrears. In the event Mr. Humpich only serves as interim Chief Financial Officer for a portion of any given fiscal quarter, then the $100,000 per quarter stipend will be prorated on a month-to-month basis. Additionally, in connection with Mr. Humpich's continued service as the Company's principal accounting officer after June 28, 2023 following Mr. Monroe's appointment as the Company's Chief Financial Officer, the compensation committee agreed that Mr. Humpich would continue to receive a $100,000 stipend per fiscal quarter (or portion thereto) in which he continues to serve in such position through the end of the 2023 fiscal year, which amount will be paid in arrears. Commencing with the 2024 fiscal year, Mr. Humpich no longer receives such $100,000 quarterly stipend.

Signing Bonus for D. Christopher Monroe

Pursuant to Mr. Monroe's Executive Employment Agreement and in connection with his appointment to Chief Financial Officer, the Company agreed to pay to Mr. Monroe a one-time signing bonus in the amount of $500,000. The signing bonus will be paid in two equal installments of $250,000 each in the following manner: (i) the first installment was due and payable on or before July 1, 2023, and (ii) the second installment was due and payable on or before January 1, 2024.

Compensation Committee Report

The compensation committee has reviewed and discussed the "Compensation Discussion and Analysis" required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the compensation committee recommended to the Board that the "Compensation Discussion and Analysis" be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 26, 2023.

All members of the compensation committee concur in this report.

Michael A. Crawford, Chair
Gregory N. Moore
Kathleen M. Widmer

Summary Compensation Table

The following table sets forth the total compensation earned with respect to the fiscal years 2023, 2022, and 2021 by our Named Executive Officers, which include (i) our Principal Executive Officer (the "**PEO**") and Principal Financial Officer (the "**PFO**"), including any interim PEO or PFO, (ii) the Company's four most highly compensated executive officers other than the PEO and PFO who were serving as executive officers at the end of the last completed fiscal year, and (iii) one additional individual for whom disclosure would have been required but for the fact that the individual was not serving as an executive officer of the registrant at the end of the last completed fiscal year.

Summary Compensation Table							
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Grant Date Fair Value of Stock Awards ($)(3)(4)	Non-equity Incentive Plan Compensation ($)(5)	All Other Compensation ($)(6)	Total ($)(4)
Gerald L. Morgan	2023	1,190,000	—	2,599,856	1,527,267	30,404	5,347,527
Chief Executive Officer	2022	972,500	—	2,201,368	1,245,138	2,983	4,421,989
	2021	411,269	—	2,394,513	880,832	83,151	3,769,765
D. Christopher Monroe	2023	240,385	250,000	404,484	254,545	249,524	1,398,938
Chief Financial Officer	2022	—	—	—	—	—	—
	2021	—	—	—	—	—	—
Keith V. Humpich	2023	592,000	200	364,629	190,908	1,242	1,148,979
Former Interim Chief Financial Officer	2022	—	—	—	—	—	—
	2021	—	—	—	—	—	—
Tonya R. Robinson	2023	21,154	—	—	—	2,000,179	2,021,333
Former Chief Financial Officer	2022	492,500	200	893,178	366,262	2,983	1,755,123
	2021	343,269	200	998,855	446,168	—	1,788,492
Regina Tobin	2023	642,500	—	897,792	827,270	32,454	2,400,016
President	2022	492,500	200	795,166	498,055	2,983	1,788,904
	2021	334,423	200	822,315	238,141	—	1,395,079
S. Chris Jacobsen	2023	311,538	—	804,272	275,040	436,600	1,827,450
Former Chief Marketing Officer	2022	492,500	200	793,936	498,055	2,983	1,787,674
	2021	343,269	200	950,640	410,944	7,800	1,712,853
Christopher C. Colson	2023	500,000	200	794,920	509,089	22,131	1,826,340
Chief Legal and Administrative Officer,	2022	492,500	200	496,210	498,055	2,983	1,489,948
Corporate Secretary	2021	323,077	200	945,109	319,290	1,497	1,589,173
Hernan E. Mujica	2023	500,000	200	794,920	509,089	24,885	1,829,094
Chief Technology Officer	2022	492,500	200	496,210	498,055	2,983	1,489,948
	2021	337,707	200	1,142,042	284,783	—	1,764,732
Travis C. Doster	2023	381,538	200	860,836	269,787	5,643	1,518,004
Chief Communications Officer	2022	—	—	—	—	—	—
	2021	—	—	—	—	—	—

(1) With respect to Mr. Humpich's base salary for 2023, these amounts include the $100,000 quarterly stipend in which Mr. Humpich served as interim Chief Financial Officer of the Company and/or as the principal accounting officer of the Company (as applicable).

(2) This column represents holiday bonus awards paid to the Named Executive Officers for the fiscal years ended December 26, 2023, December 27, 2022, and December 28, 2021.

Additionally, pursuant to Mr. Monroe's Executive Employment Agreement and in connection with his appointment to Chief Financial Officer, the Company agreed to pay to Mr. Monroe a one-time signing bonus in the amount of $500,000. The signing bonus was paid in two equal installments of $250,000 each in the following manner: (i) the first installment was due and payable on or before July 1, 2023, and (ii) the second installment was due and payable on or before January 1, 2024. The amount included for Mr. Monroe with respect to the 2023 fiscal year includes the initial $250,000 portion of the signing bonus paid by the Company.

(3) Reflects the grant date fair value computed in accordance with FASB ASC Topic 718 of performance based restricted stock units and service based restricted stock units granted pursuant to the Company's long term incentive plan using the closing price of the Company's common stock on the last trading day immediately preceding the grant date.

The Company cautions that the amounts reported in the Summary Compensation Table for these awards may not represent the amounts that the Named Executive Officers will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on the Company's actual operating performance, stock price fluctuations and the Named Executive Officer's continued service with the Company. Additional information on all outstanding stock awards is reflected in the "Grants of Plan-Based Awards Table" and the "Outstanding Equity Awards at Fiscal Year End Table."

(4) With respect to Mr. Morgan, (i) amounts for the 2023 fiscal year include the performance based restricted stock units and service based restricted stock units granted to Mr. Morgan during the 2023 fiscal year relating to his 2023 year service, (ii) amounts for the 2022 fiscal year include the performance based restricted stock units and service based restricted stock units granted to Mr. Morgan during the 2022 fiscal year relating to his 2022 year service, and (iii) amounts for the 2021 fiscal year include (a) the performance based restricted stock units and service based restricted stock units granted to Mr. Morgan during the 2021 fiscal year relating to his 2021 year service, and (b) the service based restricted stock units granted to Mr. Morgan during the 2021 fiscal year relating to his Q4 2020 service.

With respect to Mr. Monroe, amounts for the 2023 fiscal year include the performance based restricted stock units and service based restricted stock units granted to Mr. Monroe during the 2023 fiscal year relating to his partial 2023 year service.

With respect to Mr. Humpich, amounts for the 2023 fiscal year include the service based restricted stock units granted to Mr. Humpich during the 2023 fiscal year relating to his 2023 fiscal year service as the Vice President of Finance of the Company. Mr. Humpich did not receive any performance based restricted stock units and/or service based restricted stock units for serving as the interim Chief Financial Officer during the 2023 fiscal year.

With respect to Ms. Robinson, (i) amounts for the 2022 fiscal year include the performance based restricted stock units and service based restricted stock units granted to Ms. Robinson during the 2022 fiscal year relating to her 2022 year service, and (ii) amounts for the 2021 fiscal year include the performance based restricted stock units and service based restricted stock units granted to Ms. Robinson during the 2021 fiscal year relating to her 2021 year service. As previously described, the Company did not grant any performance based restricted stock units and/or service based restricted stock units to Ms. Robinson in the 2023 fiscal year.

With respect to Ms. Tobin, (i) amounts for the 2023 fiscal year include the performance based restricted stock units and service based restricted stock units granted to Ms. Tobin during the 2023 fiscal year relating to her 2023 year service, (ii) amounts for the 2022 fiscal year include the performance based restricted stock units and service based restricted stock units granted to Ms. Tobin during the 2022 fiscal year relating to her 2022 year service, and (iii) amounts for the 2021 fiscal year include (a) the service based restricted stock units granted to Ms. Tobin during the 2021 fiscal year relating to her 2021 year service including certain grants made prior to her appointment to Chief Learning and Culture Officer, and (b) the service based restricted stock units granted to Ms. Tobin during the 2021 fiscal year relating to her Q4 2020 service.

With respect to Mr. Jacobsen, (i) amounts for the 2023 fiscal year include the performance based restricted stock units and service based restricted stock units granted to Mr. Jacobsen during the 2023 fiscal year relating to his 2023 year service, (ii) amounts for the 2022 fiscal year include the performance based restricted stock units and service based restricted stock units granted to Mr. Jacobsen during the 2022 fiscal year relating to his 2022 year service, and (iii) amounts for the 2021 fiscal year include the performance based restricted stock units and service based restricted stock units granted to Mr. Jacobsen during the 2021 fiscal year relating to his 2021 year service.

With respect to Mr. Colson, (i) amounts for the 2023 fiscal year include the performance based restricted stock units and service based restricted stock units granted to Mr. Colson during the 2023 fiscal year relating to his 2023 year service, (ii) amounts for the 2022 fiscal year include the service based restricted stock units granted to Mr. Colson during the 2022 fiscal year relating to his 2022 year service, and (iii) amounts for the 2021 fiscal year include (a) the service based restricted stock units granted to Mr. Colson during the 2021 fiscal year relating to his 2021 year service including certain grants made prior to his appointment to General Counsel, and (b) the service based restricted stock units granted to Mr. Colson during the 2021 fiscal year relating to his Q4 2020 service.

With respect to Mr. Mujica, (i) amounts for the 2023 fiscal year include the performance based restricted stock units and service based restricted stock units granted to Mr. Mujica during the 2023 fiscal year relating to his 2023 year service, (ii) amounts for the 2022 fiscal year include the service based restricted stock units granted to Mr. Mujica during the 2022 fiscal year relating to his 2022 year service, and (iii) amounts for the 2021 fiscal year include (a) the service based restricted stock units granted to Mr. Mujica during the 2021 fiscal year relating to his 2021 year service including certain grants made prior to his designation of an executive officer as Chief Information Officer, and (b) the service based restricted stock units granted to Mr. Mujica during the 2021 fiscal year relating to his Q4 2020 service.

With respect to Mr. Doster, amounts for the 2023 fiscal year include (i) the performance based restricted stock units and service based restricted stock units granted to Mr. Doster during the 2023 fiscal year relating to his 2024 fiscal year service, (ii) the service based restricted stock units granted to Mr. Doster during the 2023 fiscal year service relating to his 2023 year service made prior to his appointment as Chief Communications Officer, and (iii) the service based restricted stock units granted to Mr. Doster during the 2023 fiscal year relating to his Q4 2022 service.

(5)   As described above, Ms. Robinson retired as Chief Financial Officer of the Company on January 4, 2023. The amount shown above reflects the bonus that she received for the first three fiscal quarters relating to her 2022 fiscal year service. Upon her retirement and pursuant to the Robinson Separation Agreement, Ms. Robinson forfeited her right to receive any bonus relating to her Q4 2022 fiscal year service.

As described above, Mr. Jacobsen resigned as Chief Marketing Officer of the Company on August 3, 2023. The amount shown above reflects the bonus that he received for the first two fiscal quarters relating to his 2023 fiscal year service. Upon his resignation and pursuant to the Jacobsen Separation Agreement, Mr. Jacobsen forfeited his right to receive any bonus relating to his Q3 and Q4 2023 fiscal year service.

(6)   The amount included for Mr. Morgan with respect to the 2021 fiscal year includes $81,654 paid by the Company toward Mr. Morgan's relocation expenses to Louisville, Kentucky. Additionally, the amount included for Mr. Monroe with respect to the 2023 fiscal year includes $230,452 paid by the Company toward Mr. Monroe's relocation expenses to Louisville, Kentucky, $184,881 of which relates to the reimbursement of certain expenses arising from the sale of his home as a part of his relocation to Louisville, Kentucky. These amounts for Mr. Monroe reflect the amount paid to the applicable service providers.

We believe that the personal safety and security of our senior executives is of the utmost importance to the Company and its shareholders. In connection with the same, we may from time to time provide personal security services to certain executives. Security services include home security systems and monitoring and, in some cases, personal security services. For fiscal year 2023, the Company paid $5,519 toward Mr. Morgan's personal security, and $7,569 toward Ms. Tobin's personal security. We also completed an executive digital assessment for certain Named Executive Officers during the 2023 fiscal year. In connection with the same, for fiscal year 2023, the Company paid $18,000 for such assessment for Ms. Tobin and Messrs. Morgan, Colson, Mujica, Jacobsen, and Monroe. The amounts paid in this paragraph reflect amounts paid to the applicable service providers.

Additionally, these amounts include payments made by the Company for life insurance premiums maintained for the benefit of the applicable Named Executive Officers.

Finally, as more particularly described above, under the Robinson Separation Agreement, the Company agreed to pay to Ms. Robinson an aggregate sum of $3,500,000 (less any applicable withholdings and/or deductions), which will be paid in three installments in accordance with the following schedule: (i) $1,500,000 due and payable no later than January 31, 2023; (ii) $500,000 due and payable on July 31, 2023; and (iii) $1,500,000 due and payable on January 31, 2024. With respect to the 2023 fiscal year, the amount above includes the $2,000,000 paid to Ms. Robinson during the 2023 fiscal year pursuant to the Robinson Separation Agreement.

Grants of Plan-Based Awards in Fiscal Year 2023

The following table presents information with respect to grants of stock awards to the applicable Named Executive Officers during fiscal year 2023.

Grants of Plan-Based Awards Table						
		Estimated Future Payouts Under Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units (2)	Grant Date Fair Value of Stock and Option Awards ($)(3)
Name	Grant Date	Minimum	Target	Maximum		
Gerald L. Morgan						
Chief Executive Officer						
Service Based RSUs vesting on January 8, 2024	January 8, 2023	—	—	—	13,900	1,299,928
Performance Based RSUs vesting on January 8, 2024	January 8, 2023	—	13,900 (4)	27,800		1,299,928
Regina A. Tobin						
President						
Service Based RSUs vesting on January 8, 2024	January 8, 2023	—	—	—	5,300	495,656
Performance Based RSUs vesting on January 8, 2024	January 8, 2023	—	4,300 (4)	8,600	—	402,136
D. Christopher Monroe						
Chief Financial Officer						
Service Based RSUs vesting on January 8, 2024	June 28, 2023	—	—	—	2,300	251,436
Performance Based RSUs vesting on January 8, 2024	June 28, 2023	—	1,400	2,800		153,048
Christopher C. Colson						
Chief Legal and Administrative Officer, Corporate Secretary						
Service Based RSUs vesting on January 8, 2024	January 8, 2023	—	—	—	5,300	495,656
Performance Based RSUs vesting on January 8, 2024	January 8, 2023	—	3,200 (4)	6,400	—	299,264
Hernan E. Mujica						
Chief Technology Officer						
Service Based RSUs vesting on January 8, 2024	January 8, 2023	—	—	—	5,300	495,656
Performance Based RSUs vesting on January 8, 2024	January 8, 2023	—	3,200 (4)	6,400	—	299,264
Travis C. Doster						
Chief Communications Officer						
Service Based RSUs vesting on February 22, 2024	February 22, 2023	—	—	—	858	89,730
Service Based RSUs vesting on May 10, 2024	May 10, 2023	—	—	—	834	89,697
Service Based RSUs vesting on August 2, 2024	August 2, 2023	—	—	—	837	92,539
Service Based RSUs vesting on November 1, 2024	November 1, 2023	—	—	—	911	92,503
Service Based RSUs vesting on January 8, 2025	November 9, 2023	—	—	—	3,100	320,571
Performance Based RSUs vesting on January 8, 2025	November 9, 2023	—	1,700 (4)	3,400	—	175,797
Keith V. Humpich						
Former Interim Chief Financial Officer						
Service Based RSUs vesting on February 23, 2024	February 23, 2023	—	—	—	3,426	364,629
Tonya R. Robinson						
Former Chief Financial Officer (5)						
S. Chris Jacobsen						
Former Chief Marketing Officer						
Service Based RSUs vesting on January 8, 2024	January 8, 2023	—	—	—	4,300	402,136
Performance Based RSUs vesting on January 8, 2024	January 8, 2023	—	4,300 (4)	8,600	—	402,136

(1) These amounts reflect the minimum, target, and maximum number of shares issuable under performance awards. The related performance targets and certain results are described in detail in the "Compensation Discussion and Analysis."

(2) Each stock award consists of service based restricted stock units, where each unit represents the conditional right to receive one share of our common stock upon satisfaction of vesting requirements. See the "Compensation Discussion and Analysis" for the conditions of accelerated vesting upon termination of employment other than for cause.

(3) Reflects the grant date fair value computed in accordance with ASC 718 of the target number of performance based restricted stock units and service based restricted stock units granted to the Named Executive Officers using the closing price of the Company's common stock on the last trading day immediately preceding the grant date, which was based on the following:

    (i) With respect to Mr. Morgan, 13,900 service based restricted stock units and 13,900 performance based restricted stock units granted on January 8, 2023 at $93.52.

(ii) With respect to Ms. Tobin, 5,300 service based restricted stock units and 4,300 performance based restricted stock units granted on January 8, 2023 at $93.52.

(iii) With respect to Mr. Monroe, 2,300 service based restricted stock units and 1,400 performance based restricted stock units granted on June 28, 2023 at $109.32.

(iv) With respect to Mr. Colson, 5,300 service based restricted stock units and 3,200 performance based restricted stock units granted on January 8, 2023 at $93.52.

(v) With respect to Mr. Mujica, 5,300 service based restricted stock units and 3,200 performance based restricted stock units granted on January 8, 2023 at $93.52.

(vi) With respect to Mr. Doster, (A) 858 service based restricted stock units granted on February 22, 2023 at $104.58, (B) 834 service based restricted stock units granted on May 10, 2023 at $107.55, (C) 837 service based restricted stock units granted on August 2, 2023 at $110.56, (D) 911 service based restricted stock units granted on November 1, 2023 at $101.54, (E) 3,100 service based restricted stock units granted on November 9, 2023 at $103.41, and (F) 1,700 performance based restricted stock units granted on November 9, 2023 at $103.41.

(vii) With respect to Mr. Humpich, 3,426 service based restricted stock units granted on February 23, 2023 at $106.43.

(viii) With respect to Mr. Jacobsen, 4,300 service based restricted stock units and 4,300 performance based restricted stock units granted on January 8, 2023 at $93.52.

These are not amounts paid to or received by the Named Executive Officers. For discussion of the assumptions used in determining these values, see Note 14 to the consolidated financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 26, 2023.

(4) The amount included in the table above represents the target award opportunity. Performance based equity awards with respect to fiscal year 2023 were paid at 127.3% of the total target amount for the fiscal year in which a Named Executive Officer served in such role, based on an increase in actual EPS of 14.3% and an actual Profit Sharing Pool of $6,116,701 calculated on fiscal year 2023 pre-tax profit of $349,525,785.

(5) As described above, Ms. Robinson retired as Chief Financial Officer as of January 4, 2023. As such, she did not receive any grants of performance based restricted stock units and service based restricted stock units for the 2023 fiscal year.

Outstanding Equity Awards

The following table presents information with respect to outstanding stock option awards, stock awards, and equity incentive plan awards as of December 26, 2023 by the Named Executive Officers.

Outstanding Equity Awards at Fiscal Year End Table

	Stock Awards		Equity Incentive Plan Awards	
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Gerald L. Morgan Chief Executive Officer	13,900 (2)	1,711,924	13,900 (3)	1,711,924
Regina A. Tobin President	5,300 (4)	652,748	4,300 (5)	529,588
D. Christopher Monroe Chief Financial Officer	2,300 (6)	283,268	1,400 (7)	172,424
Christopher C. Colson Chief Legal and Administrative Officer, Corporate Secretary	5,300 (8)	652,748	3,200 (9)	394,112
Hernan E. Mujica Chief Technology Officer	5,300 (10)	652,748	3,200 (11)	394,112
Travis C. Doster Chief Communications Officer	6,540 (12)	805,466	1,700 (13)	209,372
Keith V. Humpich Former Interim Chief Financial Officer	3,426 (14)	421,946	—	—
Tonya R. Robinson (15) Former Chief Financial Officer	—	—	—	—
S. Chris Jacobsen (16) Former Chief Marketing Officer	—	—	—	—

(1) Market value was computed using the Company's closing stock price on the last trading day of our fiscal year ended December 26, 2023, which was $123.16.

(2) The vesting schedule is as follows: 13,900 service based restricted stock units on January 8, 2024.

(3) Consists of performance awards which will vest and be earned, if at all, at the time of a determination by our compensation committee that certain Company performance measures have been satisfied. If and to the extent earned, the vesting schedule is as follows: 13,900 performance based restricted stock units on January 8, 2024.

(4) The vesting schedule is as follows: 5,300 service based restricted stock units on January 8, 2024.

(5) Consists of performance awards which will vest and be earned, if at all, at the time of a determination by our compensation committee that certain Company performance measures have been satisfied. If and to the extent earned, the vesting schedule is as follows: 4,300 performance based restricted stock units on January 8, 2024.

(6) The vesting schedule is as follows: 2,300 service based restricted stock units on December 31, 2024.

(7) Consists of performance awards which will vest and be earned, if at all, at the time of a determination by our compensation committee that certain Company performance measures

have been satisfied. If and to the extent earned, the vesting schedule is as follows: 1,400 performance based restricted stock units on January 8, 2024.

(8)   The vesting schedule is as follows: 5,300 service based restricted stock units on January 8, 2024.

(9)   Consists of performance awards which will vest and be earned, if at all, at the time of a determination by our compensation committee that certain Company performance measures have been satisfied. If and to the extent earned, the vesting schedule is as follows: 3,200 performance based restricted stock units on January 8, 2024.

(10)   The vesting schedule is as follows: 5,300 service based restricted stock units on January 8, 2024.

(11)   Consists of performance awards which will vest and be earned, if at all, at the time of a determination by our compensation committee that certain Company performance measures have been satisfied. If and to the extent earned, the vesting schedule is as follows: 3,200 performance based restricted stock units on January 8, 2024.

(12)   The vesting schedule is as follows: (A) 858 service based restricted stock units on February 22, 2024, (B) 834 service based restricted stock units on May 10, 2024, (C) 837 service based restricted stock units on August 2, 2024, (D) 911 service based restricted stock units granted on November 1, 2024, and (E) 3,100 service based restricted stock units on January 8, 2025,

(13)   Consists of performance awards which will vest and be earned, if at all, at the time of a determination by our compensation committee that certain Company performance measures have been satisfied. If and to the extent earned, the vesting schedule is as follows: 1,700 performance based restricted stock units on January 8, 2025.

(14)   The vesting schedule is as follows: 3,426 service based restricted stock units on February 23, 2024.

(15)   As described above, Ms. Robinson resigned as Chief Financial Officer of the Company on January 4, 2023. As such, she was not granted any service based restricted stock units and/or performance based restricted stock units with respect to the 2023 fiscal year.

(16)   As described above, Mr. Jacobsen resigned as Chief Marketing Officer of the Company on August 3, 2023. Upon his resignation, Mr. Jacobsen forfeited his right to receive any of the 4,300 service based restricted stock units and 4,300 performance based restricted stock units previously granted to Mr. Jacobsen with respect to his 2023 fiscal year service.

See the "Compensation Discussion and Analysis" for the conditions of accelerated vesting upon termination of employment other than for cause.

Stock Vested

The following table presents information with respect to stock awards vested during the fiscal year ended December 26, 2023 by the Named Executive Officers.

Stock Vested Table		
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Gerald L. Morgan Chief Executive Officer	27,391	2,561,606 (i)
Regina A. Tobin President	10,730	1,003,470 (ii)
D. Christopher Monroe Chief Financial Officer	—	—
Christopher C. Colson Chief Legal and Administrative Officer, Corporate Secretary	5,500	514,360 (iii)
Hernan E. Mujica Chief Technology Officer	5,500	514,360 (iv)
Travis C. Doster Chief Communications Officer	4,940	536,154 (v)
Keith V. Humpich Former Interim Chief Financial Officer	3,396	368,497 (vi)
Tonya R. Robinson Former Chief Financial Officer	—	—
S. Chris Jacobsen Former Chief Marketing Officer	9,879	923,884 (vii)

(1)   The value realized upon vesting of restricted stock units represents the fair value of the underlying shares based on the closing price of the Company's common stock on the trading day immediately preceding the vesting date, which is in accordance with the following:

    (i) $93.52 with respect to the 12,200 service based restricted stock units which vested on January 8, 2023, and $93.52 with respect to the 15,191 performance based restricted stock units which vested on January 8, 2023 but became reportable on February 24, 2023.

    (ii) $93.52 with respect to the 5,500 service based restricted stock units which vested on January 8, 2023, and $93.52 with respect to the 5,230 performance based restricted stock units which vested on January 8, 2023 but became reportable on February 24, 2023.

    (iii) $93.52 with respect to the 5,500 service based restricted stock units which vested on January 8, 2023.

    (iv) $93.52 with respect to the 5,500 service based restricted stock units which vested on January 8, 2023.

    (v) $102.20 with respect to the 1,500 service based restricted stock units which vested on February 28, 2023, $115.86 with respect to the 1,500 service based restricted stock units which vested on May 19, 2023, $111.94 with respect to the 1,033 service based restricted stock units which vested on August 3, 2023, and $103.01 with respect to 907 service based restricted stock units which vested on November 2, 2023.

(vi)	$102.20 with respect to the 1,000 service based restricted stock units which vested on February 28, 2023, $115.86 with respect to the 1,000 service based restricted stock units which vested on May 19, 2023, $111.94 with respect to the 743 service based restricted stock units which vested on August 3, 2023, and $103.01 with respect to 653 service based restricted stock units which vested on November 2, 2023.
(vii)	$93.52 with respect to the 4,400 service based restricted stock units which vested on January 8, 2023, and $93.52 with respect to the 5,479 performance based restricted stock units which vested on January 8, 2023 but became reportable on February 24, 2023.

Termination, Change of Control and Change of Responsibility Payments

If a Named Executive Officer had resigned or been terminated for any reason or for cause other than a Qualifying Reason (as defined above) prior to the expiration of the term of his or her Executive Employment Agreement, the Named Executive Officer would have received payment of his or her annual base salary then in effect through the date of resignation or termination as well as any accrued paid time off that might be due at such termination in accordance with policies of the Company in effect from time to time, and the Company shall have no other severance obligations under such Executive Employment Agreement.

If a Named Executive Officer had been terminated prior to the expiration of the term of his or her Executive Employment Agreement for a Qualifying Reason, the Company will pay the Named Executive Officer three months of base salary, unless the termination occurs within 12 months following a Change in Control (as defined above), in which case the applicable Named Executive Officer's current base salary remaining for the then existing term of his or her respective Executive Employment Agreement will be paid.

In addition, if any Named Executive Officer's termination occurs for a Qualifying Reason within 12 months following a Change in Control, the applicable Named Executive Officer shall be paid any incentive bonus earned but not yet paid for any fiscal year ended before the date of termination, plus an incentive bonus for the year in which the date of termination occurs, equal to the applicable Named Executive Officer's target bonus for that year, prorated based on the number of days in the fiscal year elapsed before the date of termination.

While the individual Executive Employment Agreements do not address the manner in which unvested stock awards, if any, will be handled upon the termination of a Named Executive Officer, the specific restricted stock unit award agreement and/or performance restricted stock unit award agreement entered into by the Named Executive Officers upon the grant of service based restricted stock units and/or performance based restricted stock units provide that (A) if a Change in Control occurs prior to the vesting date of such restricted stock units and the Named Executive Officer is terminated by the Company without Cause, or (B) if the Named Executive Officer is terminated for Good Reason within 12 months following a Change in Control, then such unvested service based restricted stock units and/or performance based restricted stock units shall become vested as of the date of termination. Additionally, such specific restricted stock unit award agreement and/or performance restricted stock unit award agreement entered into by the Named Executive Officers provide that if any Named Executive Officer's continuous service is terminated because of death or disability prior to the vesting date for the applicable grant of service based restricted stock units and/or performance based restricted stock units (as and if applicable), then such applicable restricted stock units become immediately vested in an amount equal to the total number of granted restricted stock units multiplied by a fraction, the numerator of which is the number of calendar months or portions thereof from grant date of such restricted stock units through the date on which such Named Executive Officer's continuous service is terminated due to death or disability and the denominator of which is the total number of calendar months or portion thereof in the vesting period for such restricted stock unit grants.

The following table lists the estimated amounts payable to a Named Executive Officer pursuant to the Executive Employment Agreements if his or her employment had been terminated for a Qualifying Reason unrelated to a change of control or death or disability on December 26, 2023, the last day of our fiscal year, provided that each Named Executive Officer signed a full release of all claims against us.

Name	Total Estimated Cash Payments ($)(1)
Gerald L. Morgan Chief Executive Officer	300,000
Regina A. Tobin President	162,500
D. Christopher Monroe Chief Financial Officer	125,000
Christopher C. Colson Chief Legal and Administrative Officer, Corporate Secretary	125,000
Hernan E. Mujica Chief Technology Officer	125,000
Travis C. Doster Chief Communications Officer	125,000
Keith V. Humpich Former Interim Chief Financial Officer	— (2)
Tonya R. Robinson Former Chief Financial Officer	3,500,000 (3)
S. Chris Jacobsen Former Chief Marketing Officer	413,805 (4)

Termination Payments Table

(1)   If the employment of any of Ms. Tobin and Messrs. Morgan, Monroe, Colson, Mujica, and Doster is terminated under those circumstances, then the Company will pay him or her three months of their applicable base salary.

(2)   Mr. Humpich is not subject to an Executive Employment Agreement. As such, there is no prescribed amount to be paid to Mr. Humpich if his employment had been terminated for a Qualifying Reason unrelated to a change of control or death or disability on December 26, 2023, the last day of our fiscal year.

(3)   As more particularly described above, this amount includes the actual amount paid by the Company to Ms. Robinson pursuant to the Robinson Separation Agreement and is comprised of three installments in accordance with the following schedule: (i) $1,500,000 due and payable no later than January 31, 2023; (ii) $500,000 due and payable on July 31, 2023; and (iii) $1,500,000 due and payable on January 31, 2024. As previously discussed, upon her retirement, Ms. Robinson forfeited her right to all outstanding equity awards and she reaffirmed certain obligations under her Executive Employment Agreement, including, without limitation, obligations pertaining to non-competition, non-hire, and non-solicitation

(4)   As more particularly described above, this amount includes the actual amount paid by the Company to Mr. Jacobsen pursuant to the Jacobsen Separation Agreement in which the Company paid (in addition to his salary and benefits [including, but not limited to, the payment of his incentive bonus relating to the Q2 2023 fiscal year period ending on June 27, 2023] through August 3, 2023), (i) a sum of $125,000 (less applicable withholdings) reflecting three months of his base salary due and payable under his Executive Employment Agreement, and (ii) a one-time payment of $288,805 (less applicable withholdings). As previously discussed, upon his resignation, Mr. Jacobsen forfeited his right to all outstanding equity awards and he

reaffirmed certain obligations under his Executive Employment Agreement, including, without limitation, obligations pertaining to non-competition, non-hire, and non-solicitation.

The following table lists the estimated amounts payable to a Named Executive Officer (excluding Ms. Robinson and Messrs. Jacobsen and Humpich) pursuant to the Executive Employment Agreements and applicable equity incentive agreements if his or her employment had been terminated without Cause following a Change in Control or if any Named Executive Officer resigns for Good Reason within 12 months following a Change of Control, on December 26, 2023, the last day of our fiscal year, provided that each Named Executive Officer signed a full release of claims against us.

Change in Control, Change in Responsibilities Payments Table			
Name	Estimated Cash Payments ($)(1)	Estimated Value of Newly Vested Stock Awards ($)(2)	Total ($)
Gerald L. Morgan Chief Executive Officer	2,812,012	3,423,848	6,235,860
Regina A. Tobin President	1,523,173	1,182,336	2,705,509
D. Christopher Monroe Chief Financial Officer	1,040,899	455,692	1,496,591
Christopher C. Colson Chief Legal and Administrative Officer, Corporate Secretary	1,040,899	1,046,860	2,087,759
Hernan E. Mujica Chief Technology Officer	1,040,899	1,046,860	2,087,759
Travis C. Doster Chief Communications Officer	982,735	1,014,838	1,997,573

(1) If the employment of any of the Named Executive Officers listed above had been terminated without Cause following a Change of Control, or if any of the Named Executive Officers listed above had resigned his or her position for Good Reason within 12 months following a Change of Control, the Named Executive Officer would have received the amount of his or her then current base salary through the end of the term of the Named Executive Officer's employment agreement, together any incentive bonus earned but not yet paid for any fiscal year ended before the date of termination, plus an incentive bonus for the year in which the date of termination occurs, equal to the applicable Named Executive Officer's target bonus for that year, prorated based on the number of days in the fiscal year elapsed before the date of termination. Had a Named Executive Officer's employment been so terminated on December 26, 2023, each

of Messrs. Morgan, Jacobsen, Colson, and Mujica, and Mss. Robinson and Tobin would have received payment through January 7, 2024.

Name	Salary ($)	Bonus ($)	Total Estimated Payments ($)
Gerald L. Morgan Chief Executive Officer	1,242,740	1,569,272	2,812,012
Regina A. Tobin President	673,151	850,022	1,523,173
D. Christopher Monroe Chief Financial Officer	517,808	523,091	1,040,899
Christopher C. Colson Chief Legal and Administrative Officer, Corporate Secretary	517,808	523,091	1,040,899
Hernan E. Mujica Chief Technology Officer	517,808	523,091	1,040,899
Travis C. Doster Chief Communications Officer	517,808	464,927	982,735

(2)   While the individual Executive Employment Agreements do not address the manner in which unvested stock awards, if any, will be handled upon the termination of a Named Executive Officer, the specific restricted stock unit award agreement and/or performance restricted stock unit award agreement entered into by the Named Executive Officers upon the grant of service based restricted stock units and/or performance based restricted stock units provide that each Named Executive Officer's service based restricted stock units and performance based restricted stock units would have become immediately vested upon a termination of his or her employment (A) if a Change in Control occurs prior to the vesting date of such restricted stock units and the Named Executive Officer is terminated by the Company without Cause, or (B) if the Named Executive Officer is terminated for Good Reason within 12 months following a Change in Control. The amounts shown in this column represent the value of the restricted stock units at the closing price of our common stock on the last trading day of our fiscal year ended December 26, 2023, which was $123.16. The number of service based restricted stock units and performance based restricted stock units which would have vested on that date are shown in the table titled "Outstanding Equity Awards at Fiscal Year End Table" set forth above.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of our Company, illustrating pay versus performance. The compensation actually paid ("**CAP**") for the Principal Executive Officer ("**PEO**") and the average CAP for the non-PEO named executive officers is calculated by taking the Summary Compensation Table ("**SCT**") values: (a) less the grant value of equity granted during the covered fiscal year ("**CFY**"); (b) plus the year-end fair value of unvested equity awards granted during the CFY; (c) plus for equity awards granted in prior years that are outstanding and unvested at the end of the CFY, the difference between the year-end fair value and the immediately prior year-end fair value; (d) plus for equity awards granted in the CFY that vested during the CFY, the fair value of such awards on the vesting date; (e) plus for equity awards granted in a fiscal year prior to the CFY that vested during the CFY, the difference between the fair value as of the vesting date and the immediately prior year-end fair value; and (f) less for equity awards granted in a fiscal year prior to the

CFY that failed to meet the applicable vesting conditions during the CFY, the fair value at the end of the prior fiscal year.

							Value of Initial Fixed $100 Investment Based on:			
Pay Versus Performance Table										
Year	SCT Total Comp First PEO ($)(1)	SCT Total Comp for Second PEO ($)(2)	CAP to First PEO ($)(3)	CAP to Second PEO ($)(4)	Avg. SCT Total Comp for Non-PEO NEOs ($)(5)	Avg. CAP to Non-PEO NEOs ($)(6)	TSR ($)(7)	Peer Group TSR (S&P Index) ($)(8)	Net Income (in Millions) ($)	Diluted EPS ($)
2023	5,347,527	N/A	6,435,377	N/A	1,746,269	1,697,782	236.24	154.53	304.9	4.54
2022	4,421,989	N/A	5,725,465	N/A	1,662,319	1,823,561	173.96	134.26	269.8	3.97
2021	3,769,765	4,986,164	3,801,740	(2,793,754)	2,634,509	1,934,435	164.74	145.77	245.3	3.50
2020	N/A	3,620,939	N/A	7,366,061	1,207,262	1,773,284	140.80	118.90	31.3	0.45

(1) For the purposes of this table, the First Principal Executive Officer refers to Gerald L. Morgan. On March 18, 2021, Mr. Morgan was named Chief Executive Officer of the Company following W. Kent Taylor's passing. The amounts described in this column relate to amounts disclosed in the Summary Compensation Table of this proxy statement. Additionally, for the purposes of the 2021 fiscal year, the amounts also reflect compensation received by Mr. Morgan for positions within the Company before assuming the role of Chief Executive Officer on March 18, 2021.

(2) For the purposes of this table, the Second Principal Executive Officer refers to W. Kent Taylor. Mr. Taylor served as the Chief Executive Officer of the Company until his passing on March 18, 2021. The amounts described in this column relate to amounts disclosed in the Summary Compensation Table of this proxy statement.

(3) The dollar amounts reported in the "*CAP to First PEO"* column have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the First PEO. These amounts reflect the amount set forth in the "*Total"* column of the "*Summary Compensation Table"* for each fiscal year presented, with certain adjustments as described in the table below, in accordance with the requirements of Item 402(v) of Regulation S-K. Amounts in the below reconciliation table may not sum to total due to rounding:

Year	SCT Total Comp ($)(a)	SCT Stock Awards ($)(b)	Value of Unvested Equity Awards Granted during CFY ($)(c)	Change in Value of Equity Awards Granted in Prior Years and Unvested at end of CFY ($)(d)	Value of Equity Awards Granted and Vested in CFY ($)(e)	Change in Value of Granted in Prior Years and Vested in CFY ($)(f)	Value of Equity Awards Previously Granted that Failed to Meet Conditions in CFY ($)(g)(i)	CAP to First PEO($) (a)-(b)+(c)+(d)+(e)+(f)-(g)
CALCULATION OF FIRST PEO CAP								
2023	5,347,527	2,599,856	3,423,848	—	—	263,858	—	6,435,377
2022	4,421,989	2,201,368	2,297,748	—	4,996	1,202,100	—	5,725,465
2021	3,769,765	2,394,513	2,352,525	—	—	73,963	—	3,801,740
2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(i) For the purposes of determining the amount that should be included in column (g) of each footnote throughout the Company's Pay Versus Performance disclosure, the Company has used (i) the value of the difference in the target amount of performance based restricted stock units that an applicable officer was granted for a particular fiscal year and the amount of performance based restricted stock units that actually vested to the extent the same is less than such target amount, and (ii) the value of the difference in the target amount of "retention" restricted stock units that an applicable officer was granted and the amount of "retention" restricted stock units that actually vested (as and if applicable).

(4)

CALCULATION OF SECOND PEO CAP								
Year	SCT Total Comp ($)(a)	SCT Stock Awards ($)(b)	Value of Unvested Equity Awards Granted during CFY ($)(c)	Change in Value of Equity Awards Granted in Prior Years and Unvested at end of CFY ($)(d)	Value of Equity Awards Granted and Vested in CFY ($)(e)	Change in Value of Equity Awards Granted in Prior Years and Vested in CFY ($)(f)	Value of Equity Awards Previously Granted that Failed to Meet Conditions in CFY ($)(g)	CAP to Second PEO($) (a)-(b)+(c)+(d)+(e)+(f)-(g)
2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2021	4,986,164	4,753,200	—	—	1,909,885	880,222	5,816,825	(2,793,754)
2020	3,620,939	3,358,800	4,737,600	1,698,000	—	668,322	—	7,366,061

(5)   For the purposes of the 2020 fiscal year, the Non-Principal Executive Officers include Tonya R. Robinson, Doug W. Thompson, S. Chris Jacobsen, and Gerald L. Morgan.

For the purposes of the 2021 fiscal year, the Non-Principal Executive Officers include Tonya R. Robinson, Doug W. Thompson, S. Chris Jacobsen, Christopher C. Colson, Hernan E. Mujica and Regina A. Tobin.

For the purposes of the 2022 fiscal year, the Non-Principal Executive Officers include Tonya R. Robinson, S. Chris Jacobsen, Christopher C. Colson, Hernan E. Mujica and Regina A. Tobin.

For the purposes of the 2023 fiscal year, the Non-Principal Executive Officers include Regina A. Tobin, D. Christopher Monroe, Keith V. Humpich, Tonya R. Robinson, Travis C. Doster, S. Chris Jacobsen, D. Christopher Monroe, Christopher C. Colson, and Hernan E. Mujica.

(6)

CALCULATION OF 2020 NON-PEO CAP								
Non PEO	SCT Total Comp ($)(a)	SCT Stock Awards ($)(b)	Value of Unvested Equity Awards Granted during CFY ($)(c)	Change in Value of Equity Awards Granted in Prior Years and Unvested at end of CFY ($)(d)	Value of Equity Awards Granted and Vested in CFY ($)(e)	Change in Value of Equity Awards Granted in Prior Years and Vested in CFY ($)(f)	Value of Equity Awards Previously Granted that Failed to Meet Conditions in CFY ($)(g)	CAP to Non-PEO($) (a)-(b)+(c)+(d)+(e)+(f)-(g)
Robinson	920,732	671,760	947,520	226,400	—	(3,400)	—	1,419,492
Thompson	1,818,256	1,679,400	2,368,800	283,000	—	265,278	—	3,055,934
Jacobsen	924,889	671,760	947,520	226,400	—	92,317	—	1,519,366
Morgan	1,165,170	291,726	394,800	—	—	(169,900)	—	1,098,344
Average	1,207,262	828,662	1,164,660	183,950	—	46,074	—	1,773,284

CALCULATION OF 2021 NON-PEO CAP								
Non PEO	SCT Total Comp ($)(a)	SCT Stock Awards ($)(b)	Value of Unvested Equity Awards Granted during CFY ($)(c)	Change in Value of Equity Awards Granted in Prior Years and Unvested at end of CFY ($)(d)	Value of Equity Awards Granted and Vested in CFY ($)(e)	Change in Value of Equity Awards Granted in Prior Years and Vested in CFY ($)(f)	Value of Equity Awards Previously Granted that Failed to Meet Conditions in CFY ($)(g)	CAP to Non-PEO($) (a)-(b)+(c)+(d)+(e)+(f)-(g)
Robinson	1,788,492	998,855	1,120,250	—	—	5,234	147,497	1,767,624
Thompson	7,556,722	2,376,600	—	—	—	6,192	1,475,289	3,711,025
Jacobsen	1,712,853	950,640	1,075,440	—	—	4,020	516,319	1,325,354
Tobin	1,395,079	822,315	761,770	—	—	56,190	—	1,390,724
Colson	1,589,173	945,109	873,795	—	—	66,566	—	1,584,425
Mujica	1,764,732	1,142,043	1,064,238	—	—	140,529	—	1,827,456
Average	**2,634,509**	**1,205,927**	**815,916**	**—**	**—**	**46,455**	**356,518**	**1,934,435**

CALCULATION OF 2022 NON-PEO CAP								
Non PEO	SCT Total Comp ($)(a)	SCT Stock Awards ($)(b)	Value of Unvested Equity Awards Granted during CFY ($)(c)	Change in Value of Equity Awards Granted in Prior Years and Unvested at end of CFY ($)(d)	Value of Equity Awards Granted and Vested in CFY ($)(e)	Change in Value of Equity Awards Granted in Prior Years and Vested in CFY ($)(f)	Value of Equity Awards Previously Granted that Failed to Meet Conditions in CFY ($)(g)	CAP to Non-PEO($) (a)-(b)+(c)+(d)+(e)+(f)-(g)
Robinson	1,755,123	893,178	932,283	—	—	205,623	—	1,999,851
Jacobsen	1,787,674	793,936	828,696	—	—	403,536	—	2,225,970
Tobin	1,788,904	795,166	913,449	—	—	(11,380)	—	1,895,807
Colson	1,489,948	496,210	517,935	—	—	(6,458)	—	1,505,215
Mujica	1,489,948	496,210	517,935	—	—	(20,710)	—	1,490,963
Average	**1,662,319**	**694,940**	**742,060**	**—**	**—**	**114,122**	**—**	**1,823,561**

CALCULATION OF 2023 NON-PEO CAP								
Non PEO	SCT Total Comp ($)(a)	SCT Stock Awards ($)(b)	Value of Unvested Equity Awards Granted during CFY ($)(c)	Change in Value of Equity Awards Granted in Prior Years and Unvested at end of CFY ($)(d)	Value of Equity Awards Granted and Vested in CFY ($)(e)	Change in Value of Equity Awards Granted in Prior Years and Vested in CFY ($)(f)	Value of Equity Awards Previously Granted that Failed to Meet Conditions in CFY ($)(g)	CAP to Non-PEO($) (a)-(b)+(c)+(d)+(e)+(f)-(g)
Tobin	2,400,016	897,792	1,182,336	—	—	90,021	—	2,774,581
Monroe	1,398,938	404,484	455,692	—	—	—	—	1,450,146
Humpich	1,148,979	364,629	421,946	—	—	48,696	—	1,254,992
Robinson	2,021,333	—	—	—	—	—	932,283	1,089,050
Doster	1,518,004	860,836	1,014,838	—	—	70,954	—	1,742,960
Jacobsen	1,827,450	804,272	—	—	—	95,188	—	1,118,366
Colson	1,826,340	794,920	1,046,860	—	—	(3,575)	—	2,074,705
Mujica	1,829,094	794,920	1,046,860	—	—	(3,575)	—	2,077,459
Average	**1,746,269**	**615,232**	**646,067**	**—**	**—**	**37,214**	**116,535**	**1,697,782**

(7)   For the purposes of calculating the Company's total shareholder return ("*TSR*"), the Company's TSR increased 40.8% in fiscal year 2020, increased 17.0% in fiscal year 2021, increased 5.6% in fiscal year 2022, and increased 35.8% in fiscal year 2023.

(8)   As more particularly shown in the Company's Annual Report on Form 10-K for the year ended December 28, 2021, we presented a performance graph by comparing our cumulative TSR against the Russell 3000 Restaurant Index. In connection with our Annual Report on Form 10-K for the year ended December 28, 2021, December 27, 2022 and December 26, 2023, the Company presented a performance graph by comparing our cumulative TSR against the S&P Composite 1500 Restaurant Sub-Index (the "*S&P Index*"). For the purposes of the table above, we have shown the TSR for the Company's peer companies using the S&P Index. In furtherance of the foregoing, using the S&P Composite 1500 Restaurant Sub-Index, the TSR of

the Company's peer companies increased 18.9% in fiscal year 2020, increased 22.6% in fiscal year 2021, decreased 7.9% in fiscal year 2022, and increased 15.1% in fiscal year 2023.

As shown in the charts as discussed further below, the relationship between the Compensation Actually Paid to the Principal Executive Officer and the Average Compensation Actually Paid to the Non-Principal Executive Officers in the 2020 fiscal year, 2021 fiscal year, 2022 fiscal year, and 2023 fiscal year, respectively, to each of (i) net income, (ii) total shareholder return, and (iii) diluted earnings per share demonstrates that such compensation fluctuates to the extent the Company is achieving its goals and increasing value for shareholders in line with the Company's compensation philosophy and performance-based objectives. For the purposes of the charts below, the Principal Executive Officer is determined in the following manner: (i) for fiscal year 2020, the Principal Executive Officer represented is W. Kent Taylor, (ii) for fiscal year 2021, the Principal Executive Officer represented is the aggregate compensation of W. Kent Taylor and Gerald L. Morgan, and (iii) for fiscal years 2022 and 2023 the Principal Executive Officer represented is Gerald L. Morgan.







The following table lists the three financial performance measures that we believe represent the most important financial measures to link compensation actually paid to our Named Executive Officers in 2023 to our performance.

Most Important Performance Measures
1) Diluted Earnings Per Share Growth
2) Profit Growth
3) Change in Stock Price

CEO Pay Ratio

Under Section 953(b) of the Dodd Frank Wall Street Reform and Consumer Protection Act, a U.S. publicly traded corporation is required to disclose the ratio between their Chief Executive Officer's annual total compensation to the total compensation of such corporation's median employee after excluding the Chief Executive Officer's compensation. To identify our median employee, we used the 2023 total cash compensation for all individuals (other than Mr. Morgan, our Chief Executive Officer) who were employed by us as of December 26, 2023, the last day of our 2023 fiscal year. For the purposes of calculating our employee's total cash compensation, we used our employee's base wages identified on our employees' W-2 forms. As a part of our calculation, we included all employees, whether employed by us on a full-time or part-time basis, and we annualized the compensation of any employee whom we hired during our 2023 fiscal year and who was working for us at the end of our fiscal year. As of December 26, 2023, approximately 74% of our employees were part-time employees and our average employee worked approximately 18 hours per week.

We identified our median employee as a server in Rockwall, Texas who worked an average of approximately 20 hours per week. After identifying our median employee, we calculated the annual total compensation for such employee as $18,523, which is determined using the same methodology we used for our Named Executive Officers as set forth in the 2023 Summary Compensation Table described above.

As more particularly described in the 2023 Summary Compensation Table, the annual total compensation for Mr. Morgan, our Chief Executive Officer, for our 2023 fiscal year is $5,347,527 and the ratio between the compensation for our Chief Executive Officer and the compensation for our median employee is 289 to 1. Note that since the SEC rules allow companies to use various methodologies and assumptions, apply certain exclusions, and make reasonable estimates relating to a specific company's employee base when identifying the median employee, the CEO pay ratio disclosed by other companies may not be comparable with the CEO pay ratio disclosed in this paragraph. Additionally, the pay ratio between our Chief Executive Officer and our median employee may vary year to year based, in part, on the grant date value of any restricted stock units granted to our Chief Executive Officer in any given year.

AUDIT COMMITTEE REPORT

As of the date of this proxy statement, the audit committee of the Board (the "**Committee**") is currently composed of five directors, all of whom meet the criteria for independence under the applicable Nasdaq and Securities & Exchange Commission (the "**SEC**") rules and the Sarbanes-Oxley Act. The Committee acts under a written charter adopted by the Board, a copy of which is available on the Company's website at *www.texasroadhouse.com*. During the 2023 fiscal year, the Committee was comprised of Ms. Epps and Messrs. Crawford, Jones, Moore, Warfield, and Zarley. Ms. Widmer also served on the Committee for a portion of the 2023 fiscal year until she stepped down from the Committee in May 2023. During the 2024 fiscal year, the Committee is comprised of Ms. Epps and Messrs. Crawford, Jones, Moore, and Warfield. Ms. Epps currently serves as the chairperson of the Committee and was the chairperson of the Committee during the 2023 fiscal year. The Board evaluated the credentials of and designated Ms. Epps and Messrs. Moore and Warfield as audit committee financial experts.

The Committee has prepared the following report on its activities and with respect to the Company's audited consolidated financial statements for the fiscal year ended December 26, 2023 (the "**Audited Financial Statements**").

- The Committee met 12 times during fiscal year 2023, which were comprised of six regular meetings of the Committee and six meetings solely related to the Committee's review of the Company's quarterly earnings release and filings with the SEC. The Committee's meetings included private sessions with the Company's independent auditors and internal auditors (as needed), as well as executive sessions consisting of only Committee members. The Committee also met periodically in private sessions with management, including Named Executive Officers (as needed);

- The Committee reviewed the acknowledgement process for the Company's Code of Conduct and the corresponding results;

- The Committee reviewed the scope, plans, and results of the testing performed by the Company's internal auditors and independent auditors in their assessments of internal control over financial reporting and the consolidated financial statements;

- The Committee evaluated and reviewed the Company's internal audit function, including, without limitation, the independence, competence, staffing adequacy and authority of the function; the ability of the internal audit function to raise issues to the appropriate level of authority; and the reporting relationships among the Company's internal auditors, financial management, and the Committee;

- The Committee reviewed matters submitted to it via the Company's whistleblower hotline and/or other reporting mechanisms regarding concerns about allegedly questionable financial, accounting, and/or auditing matters (if any);

- The Committee reviewed the Company's risk assessment and risk management policies, practices, and disclosures, including, without limitation, the Company's financial strategies, insurance plans, cyber risk, business continuity, and corporate sustainability with management, the Company's Chief Legal and Administrative Officer, the Company's internal and independent auditors, and the Company's enterprise risk management team;

- The Committee was advised on risks and the Company's related mitigation efforts in accordance with acceptable risk tolerance, including, without limitation, strategic, operational, financial, legal, data privacy, corporate sustainability, responsible alcohol service, and cybersecurity risks both during and outside of regularly scheduled meetings;

- As a part of the Committee's oversight responsibilities, during the 2023 fiscal year, the Committee received reports on risks relating to certain business functions within the Company, together with reports from the Company's employment compliance risk subcommittee, vendor risk subcommittee, food safety risk subcommittee, crisis and business continuity risk subcommittee, and corporate sustainability risk subcommittee;

- The Committee reviewed the Company's legal, regulatory, and ethical compliance programs;

- The Committee reviewed with the Company's Chief Legal and Administrative Officer the Company's disclosures with respect to current lawsuits (as and if applicable);

- The Committee reviewed comment letters received from the SEC, if any, together with management's response to such letters;

- The Committee pre-approved all audit, audit-related, and permissible non-audit services provided to the Company by KPMG LLP, the Company's independent auditors, for the 2023 fiscal year, before management engaged the independent auditors for those purposes, pursuant to and in accordance with the Texas Roadhouse, Inc. Policy for Pre-Approval of Services Provided by External Audit Firm (which is available on the Company's website at *www.texasroadhouse.com*);

- On a quarterly basis, the Committee discussed with KPMG LLP the matters required to be discussed by the Public Company Accounting Oversight Board's Auditing Standard No. 1301, Communications with Audit Committees;

- The Committee discussed with KPMG LLP their written disclosures and letter required by the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Committee concerning independence;

- The Committee reviewed the selection, application, and disclosure of critical accounting policies;

- The Committee reviewed with KPMG LLP the selection and disclosure of the critical audit matter(s) set forth in the independent auditor's report of the Company's Form 10-K;

- The Committee reviewed the Company's quarterly earnings press releases prior to issuance;

- The Committee reviewed and discussed the Company's Audited Financial Statements for the 2023 fiscal year with management and the independent auditors;

- As mentioned above, the Committee reviewed the Company's Quarterly and Annual Reports on Form 10-Q and Form 10-K prior to filing with the SEC and acknowledged that the Committee did not have any objections to the filing of the same;

- The Committee evaluated the appointment, compensation, retention and oversight of KPMG LLP. In connection with such appointment, the Committee evaluated the service level of the incumbent independent auditor, which included criteria such as prior year quality of service, industry and technical expertise, independence, resource availability, and reasonableness and competitiveness of fees, as well as solicited the input of key management employees during its evaluation; and

- Based on the review and discussion referred to above, and in reliance thereon, the Committee recommended to the Board that the Audited Financial Statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 26, 2023, for filing with the SEC.

All members of the Committee concur in this report.

Donna E. Epps, Chair
Michael A. Crawford
Wayne L. Jones
Gregory N. Moore
Curtis A. Warfield

Related Party Transactions

The Committee's charter provides that the Committee will review and approve any transactions between us and any of our executive officers, non-employee directors, and 5% shareholders, or any members of their immediate families, in which the amount involved exceeds the threshold limits established by the regulations of the SEC. In reviewing a related-party transaction, the Committee considers the material terms of the transaction, including whether the terms are generally available to an unaffiliated third party under similar circumstances. Unless specifically noted, the transactions described below were either entered into before our initial public offering in 2004 and the subsequent formation of the Committee or before the individual listed below became a Named Executive Officer.

Grants of Franchise or License Rights

We have franchised restaurants to companies owned in part by a Named Executive Officer. The royalty rate that is paid by these companies is set forth below, and is the amount we typically charge to franchisees. We believe that allowing certain Named Executive Officers to have ownership interests in our restaurants provides an ongoing benefit to the Company by these persons being more invested in the overall success of the brand.

Ownership interests of franchised restaurants by Mr. Morgan as of the end of the 2023 fiscal year are listed below. Note that the chart below denotes ultimate beneficial ownership percentages and Mr. Morgan may from time to time hold such interests through another legal entity such as a trust or limited liability company.

RELATED PARTY TRANSACTIONS					
Restaurant	Name and Ownership	Initial Franchise Fee	Royalty Rate	Royalties Paid to Us in Fiscal Year 2023 ($)	Management, Supervision and/or Accounting Fees Paid to Us in Fiscal Year 2023 ($)(1)
El Cajon, CA	Gerald L. Morgan (2.0%)	—	4.0 %	504,149	30,366
McKinney, TX	Gerald L. Morgan (2.0%)	—	4.0 %	432,502	54,063
Brownsville, TX	Gerald L. Morgan (3.06%)	—	4.0 %	428,897	53,612
Oceanside, CA	Gerald L. Morgan (2.0%)	—	4.0 %	466,456	30,366

(1)   The management, supervision and/or accounting fees described in this table are fees paid by the operating entity of the applicable franchise location to the Company pursuant to a separate management agreement.

For the 2023 fiscal year, the total amount of distributions received by Mr. Morgan relating to his ownership interests in the above-referenced franchised restaurants was $150,214. This amount does not reflect compensation paid by the Company to Mr. Morgan during the 2023 fiscal year; rather, this amount was paid by the applicable franchise entity and reflects a return on investment in these separate restaurant locations.

The franchise agreements that we have entered into with this current Named Executive Officer contain the same terms and conditions as those agreements that we enter into with our other Texas Roadhouse domestic franchisees. We have the contractual right, but not the obligation, to acquire the restaurants owned in part by such Named Executive Officer based on a pre-determined valuation formula which is the same as the formula contained in the Texas Roadhouse domestic franchise agreements that we have entered into with other franchisees with whom we have such rights. Once a franchise agreement has been entered into, it may be terminated if the franchisee defaults in the performance of any of its obligations under the agreement, including its obligations to operate the restaurant in strict accordance with our standards and specifications. A franchise agreement may also be terminated if a franchisee becomes insolvent, fails to make its required payments, creates a threat to the public health or safety, ceases to operate the restaurant or misuses the Texas Roadhouse trademarks.

Ownership Interest in Majority-Owned Joint Venture Entities

We have a current Named Executive Officer, Gerald L. Morgan, who has an ownership interest in a certain Texas Roadhouse restaurant that is owned by an entity that the Company controls and in which the Company holds a 52.5% ownership interest. We believe that allowing certain Named Executive Officers to have ownership interests in restaurants provides an ongoing benefit to the Company by making these persons more invested in the overall success of the brand. As of the end of the 2023 fiscal year, Mr. Morgan held a 34.5% ultimate beneficial ownership interest in the Mansfield, Texas restaurant, which such entity paid $384,319 to us for management and supervision fees. Additionally, for the 2023 fiscal year, the total amount of distributions received by Mr. Morgan relating to his ownership interest in the Mansfield, Texas restaurant was $577,305. This amount does not reflect compensation paid by the Company to Mr. Morgan during the 2023 fiscal year; rather, this amount was paid by the entity and reflects a return on investment in this restaurant location.

Other Related Transactions

On February 28, 2024, the Board and the Committee approved a related party transaction involving Mr. Zarley's ownership interest in a future Jaggers franchise entity as described herein. In connection with the transaction, the Company will be entering into a development agreement with a third-party member-managed limited liability company for the development of fifteen Jaggers franchise locations in Houston, Texas. Mr. Zarley is the beneficial owner of 20.0% of the franchise entity. Pursuant to the development agreement, the franchise entity will pay a $150,000 development fee to the Company and is required to pay to the Company a $45,000 franchise fee for every franchise location opened under the development agreement. Mr. Zarley agreed to guarantee certain obligations of the franchise entity to the Company under any franchise agreement entered into between the Company and such entity during the term of the development agreement. The franchise agreements will contain the same terms and conditions as those agreements that we enter into with our other Jaggers franchisees, with royalties generally at 5.0% of restaurant sales. As of the date of this proxy statement, Mr. Zarley has not received any distributions relating to his ownership interest in the franchise entity; provided, however, any amounts paid to Mr. Zarley will not reflect compensation paid by the Company but such amounts will be paid by the franchise entity and will reflect a return on investment in these restaurant locations. Due to Mr. Zarley's ownership interest in such thirty party franchise entity, Mr. Zarley is no longer independent (as such term is defined in the listing standards under Nasdaq Marketplace Rule 5605(a)(2)). In connection with the approval of this related party transaction, the Board and the Committee considered, among other things, that (i) Mr. Zarley does not serve on any of the Board committees, (ii) the Board remains composed by more than 75% of independent directors, (iii) the fact that fiscal year 2024 is the last year in which Mr. Zarley will be nominated for re-election at the Annual Meeting, and (iv) the instrumental role that Mr. Zarley will continue to play in mentoring our newest members of the Board as he serves his final annual term under the Board's age limit policy.

PRESENTATION OF PROPOSALS

PROPOSAL 1

ELECTION OF DIRECTORS

The Company's Bylaws provide for not less than one and not more than 15 directors. Our Board currently consists of nine directors. At the Annual Meeting, we are electing nine directors to hold office until the Annual Meeting of Shareholders in 2025 and until a successor is elected and qualified. Although it is not anticipated that any of the nominees listed below will decline or be unable to serve, if that should occur, the proxy holders may, in their discretion, vote for a substitute nominee.

Nominees for Election as Directors

Set forth below are the Board members who will stand for re-election at the Annual Meeting, together with their age, all Company positions and offices they currently hold, and the year in which they joined the Board.

NOMINEES FOR ELECTION AS DIRECTORS			
Name	**Age**	**Position or Office**	**Director Since**
Jane Grote Abell	57	Director	2024
Michael A. Crawford	56	Director	2020
Donna E. Epps	60	Director	2021
Wayne L. Jones	65	Director	2023
Gregory N. Moore	74	Chairman of the Board; Director	2005
Gerald L. Morgan	63	Chief Executive Officer; Director	2021
Curtis A. Warfield	56	Director	2018
Kathleen M. Widmer	62	Director	2013
James R. Zarley	79	Director	2004

Recommendation

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ELECTION OF THE NOMINEES FOR THE DIRECTORS OF THE COMPANY SET FORTH ABOVE.

PROPOSAL 2

RATIFICATION OF INDEPENDENT AUDITORS

As more particularly described in this proxy statement, the audit committee is directly responsible for managing the Company's independent auditors, which includes, without limitation, (i) pre-approving all audit and permitted non-audit services provided by our independent auditors, and (ii) the appointment, compensation, retention and oversight of the Company's independent auditors. In connection with the audit committee's appointment of the Company's independent auditors, the audit committee evaluates the service level of the incumbent independent auditor on an annual basis, which includes criteria such as prior year quality of service, industry and technical expertise, independence, resource availability, and reasonableness and competitiveness of fees, as well as solicits the input of key management employees during its evaluation.

In connection with the same and pursuant to its charter, the audit committee has appointed the firm of KPMG LLP to serve as the independent auditors to audit the consolidated financial statements and the internal control over financial reporting of the Company for the fiscal year which ends on December 31, 2024. The Board and the audit committee jointly agree that the continued retention of KPMG LLP is in the best interest of the Company and its shareholders. Accordingly, a resolution will be presented at the Annual Meeting to ratify the appointment of KPMG LLP. If the shareholders fail to ratify the appointment of KPMG LLP, the audit committee will take this result into account when appointing an independent auditor for the 2024 fiscal year. Even if the appointment is ratified, the audit committee in its discretion may direct the appointment of a different independent registered public accounting firm as the Company's independent auditors at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and its shareholders. One or more representatives of KPMG LLP are expected to be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

Fees Paid to the Independent Auditors

KPMG LLP FEES FOR FISCAL YEARS 2023 AND 2022		
	2023($)	2022($)
Audit Fees	857,797	913,816
Audit-related Fees	16,000	16,000
Tax Fees	50,500	66,190
All Other Fees	—	—
	924,297	996,006

Audit Fees. KPMG LLP charged $857,797 in fiscal year 2023 and $913,816 in fiscal year 2022 for audit fees. These include professional services in connection with the audit of the Company's annual consolidated financial statements and its internal control over financial reporting. They also include reviews of the Company's consolidated financial statements included in the Company's Quarterly and Annual Reports on Form 10-Q and Form 10-K and for services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for the fiscal years shown. In addition, the fees for fiscal years 2023 and 2022 contain approximately $12,797 and $18,816, respectively, related to statutory audits. Finally, the fees for fiscal year 2022 contain $80,000 relating to the testing of general information technology and automated controls related to an accounting software upgrade which the Company completed during fiscal 2022.

Audit-related Fees. KPMG LLP charged $16,000 in fiscal year 2023 and 2022 for their consent to include the Company's annual consolidated financial statements in both of our franchise disclosure documents.

Tax Fees. KPMG LLP charged $50,500 in fiscal year 2023 and $66,190 in fiscal year 2022 for consulting and compliance services. The fees charged in fiscal years 2023 and 2022 include $30,000 and $40,000, respectively, for tax structuring related services.

All Other Fees. KPMG LLP did not charge any additional amounts during either fiscal year 2023 or fiscal year 2022.

Pre-approval Policies and Procedures

The audit committee pre-approved all audit, audit-related, and permissible non-audit services provided to the Company by KPMG LLP before management engaged the auditors for those purposes. The policy of the audit committee is to review all engagement letters for accounting firms for non-audit services.

Recommendation

THE BOARD RECOMMENDS A VOTE "<u>FOR</u>" THE RATIFICATION OF KPMG LLP AS THE COMPANY'S INDEPENDENT AUDITORS FOR THE 2024 FISCAL YEAR.

PROPOSAL 3

ADVISORY VOTE ON APPROVAL OF EXECUTIVE COMPENSATION

The Board requests shareholder approval of the compensation of the Company's Named Executive Officers as described in the "Compensation Discussion and Analysis," the Executive Compensation section and the other related executive compensation tables and related discussions in this proxy statement. As an advisory vote, the outcome of the voting on this Proposal 3 is not binding upon the Company; however, the compensation committee, which is responsible for establishing and administering the Company's executive compensation program, values the opinions expressed by shareholders on this Proposal 3 and will consider the outcome of the vote when making future compensation decisions for the Company's executive officers. Additionally, the compensation committee invites shareholders to express any questions or concerns regarding the Company's compensation philosophy for our executive officers by correspondence addressed to Texas Roadhouse, Inc. Compensation Committee, 6040 Dutchmans Lane, Louisville, Kentucky 40205.

The objective of the compensation committee in setting and evaluating the compensation of our executive officers is to promote the sustained profitability of the Company. Compensation for the Named Executive Officers is divided into three key components: (1) base salary, which provides a secure base of compensation and serves to motivate and retain our Named Executive Officers; (2) a cash bonus, which rewards our Named Executive Officers for the success of the Company as measured by growth in the Company's earnings per diluted share and its overall pre-tax profit, and for each Named Executive Officer's individual contribution to that success; and (3) grants of restricted stock units, which offer the Named Executive Officers a financial interest in the long-term success of the Company and align their interests with those of our shareholders. The types of restricted stock units that may be granted by the compensation committee in its discretion are (i) service based restricted stock units, which grant the Named Executive Officers the conditional right to receive shares of our common stock that vest after a defined period of service, (ii) "retention" restricted stock units, which vest upon the completion of the term of an individual Named Executive Officer's agreement or such longer date as determined by the compensation committee, and (iii) performance based restricted stock units, which are calculated based on the achievement of certain Company performance targets established by the compensation committee and vest over a period of service. While "retention" restricted stock units were granted by the compensation committee under the prior employment agreements, the compensation committee has not made any similar retention grants for the Named Executive Officers under the Executive Employment Agreements. The compensation committee will evaluate whether to grant additional retention grants in the future as a part of its annual evaluation of the compensation packages for the Named Executive Officers.

The compensation packages for our Named Executive Officers offer base salaries and target cash bonus amounts and feature restricted stock unit awards. While the initial grant of restricted stock unit awards is based on a fixed dollar amount, the ultimate value of such restricted stock unit awards is dependent upon the performance of the Company and the price of our common stock at the time such restricted stock units vest. Under the Executive Employment Agreements, the compensation committee has flexibility in establishing the compensation for our Named Executive Officers. Specifically, each Executive Employment Agreement establishes an annual base salary for the term of the respective Executive Employment Agreements, with base salary increases being left to the discretion of the compensation committee. Additionally, each Executive Employment Agreement provides an annual short-term cash incentive opportunity with a target bonus based on the achievement of defined goals to be established by the compensation committee, with increases in the target bonus amount to be made at the discretion of the compensation committee during the term of the Executive Employment Agreement. Finally and in addition to cash compensation, each Executive Employment Agreement provides that the compensation committee may grant certain stock awards to the Named Executive Officers during the term of the respective Executive Employment Agreements, the types and amounts of which are subject to the compensation committee's discretion based on their annual review of the performance of the Company and of the individual Named Executive Officers.

The compensation committee evaluates the stock compensation for each specific Named Executive Officer on an annual basis to determine the right combination of rewards and incentives through the issuance of service based restricted stock units and/or performance based restricted stock units to drive company performance without encouraging unnecessary or excessive risk taking by all of the Named Executive Officers as a whole. Under this approach, the Named Executive Officers receive service based restricted stock units and/or performance based restricted stock units, with a significant portion of some of the Named Executive Officers' compensation being tied to the grant of such performance based restricted stock units. By conditioning a significant portion of certain Named Executive Officer's performance based restricted stock unit grants upon the achievement of defined performance goals to be established by the compensation committee, combined with the stock ownership guidelines for our Named Executive Officers more particularly described above, we have created a more direct relationship between compensation and shareholder value. Additionally, by giving the compensation committee the discretion to grant certain stock awards (if any) in its discretion to our Named Executive Officers under their Executive Employment Agreements, the compensation committee has the opportunity to adjust a significant portion of the total compensation for the Named Executive Officers on an annual basis to more accurately reflect the overall performance of the Company, which may include the issuance of service based restricted stock units and/or performance based restricted stock units. Overall, we believe this approach provides the Named Executive Officers with a compensation package which promotes the sustained profitability of the Company and aligns the interests of our Named Executive Officers with those of our shareholders. The compensation packages also reflect a pragmatic response to external market conditions; that is, total compensation that is competitive with comparable positions in similar industries, including the casual dining sector of the restaurant industry, but which is reasonable and in the best interests of our shareholders.

This structure, along with the culture and values of our Company, allows the Company to attract and retain top talent, while also encouraging our Named Executive Officers to keep their focus on both long-term business development and short-term financial growth. The Board was pleased to receive shareholder approval of the compensation packages of our Named Executive Officers in the advisory vote at the 2023 annual meeting and again requests approval of the compensation packages of our Named Executive Officers.

Recommendation

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE EXECUTIVE COMPENSATION DETAILED IN THIS PROXY STATEMENT.

PROPOSAL 4

VOTE TO AMEND THE COMPANY'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO REMOVE CLASS B SHARES

General

We are seeking approval to amend our Amended and Restated Certificate (as hereinafter defined) to remove any and all references to shares of $0.001 par value Class B Common Stock ("***Class B shares***").

Background and Rationale for the Recommendation

In connection with the Company's initial public offering, the Company executed the Amended and Restated Certificate of Incorporation of Texas Roadhouse, Inc. dated October 4, 2004. We subsequently amended such Amended and Restated Certificate of Incorporation pursuant to the Amendment to Amended and Restated Certificate of Incorporation of Texas Roadhouse, Inc. dated May 19, 2016 and such Amended and Restated Certificate of Incorporation and related amendment are collectively referred to herein as the "***Amended and Restated Certificate***." Article IV of the Amended and Restated Certificate initially authorized the Company to issue 100,000,000 shares of $0.001 par value Class A Common Stock ("***Class A shares***") and 8,000,000 Class B shares. The holders of our Class A shares and Class B shares generally had identical rights except that (1) on all matters to be voted on by our shareholders, holders of our Class A shares were – and currently still are – entitled to one vote per share, while holders of our Class B shares were entitled to 10 votes per share, and (2) holders of our Class A shares were not entitled to vote on any alteration of the powers, preferences or special rights of the Class B shares that would not adversely affect the holders of our Class A shares. Under Article IV, Section B(4) of the Amended and Restated Certificate, each share of Class B stock automatically converted into one share of Class A stock upon the earliest of (i) the date such Class B shares ceased to be beneficially owned by W. Kent Taylor, (ii) the date that Mr. Taylor ceased to beneficially own at least 20% of the outstanding shares of the total shares of the Company, (iii) upon the death or permanent and total disability of Mr. Taylor, or (iv) September 30, 2009 (reflecting approximately five years following the completion of our initial public offering). As of October 1, 2009, any and all outstanding Class B shares were converted into Class A shares, and, accordingly, as of the date of this proxy statement, there are no outstanding Class B shares and the Company does not have the authority to re-issue any Class B shares. In addition, pursuant to Article IV, Section A(4) of the Amended and Restated Certificate, upon the conversion of all of the outstanding Class B shares into Class A shares, the Class A shares were automatically re-designated as "common stock."

In connection with the Company's annual review of its corporate governance practices, the Company and the Board regularly review our governing documents and consider possible changes. One such item that was identified by the Company and the Board was the removal of any and all references to Class B shares in the Amended and Restated Certificate. On February 22, 2024, the Board unanimously approved certain revisions of our Amended and Restated Certificate to remove all references to Class B shares (subject to approval by our shareholders at the Annual Meeting). Given that the Company is unable to issue any additional Class B shares and there are no outstanding Class B shares as of the date of this proxy statement, the Board determined that the Class B share provisions are no longer necessary and could potentially lead to confusion with our shareholders.

For the reasons stated above, the Board determined that the proposed revisions to the Company's Amended and Restated Certificate are advisable and in the best interest of our Company and our shareholders and authorized and approved the proposed revisions to be considered at the Annual Meeting.

Proposed Revisions to Article IV of our Amended and Restated Certificate

Article IV of the Amended and Restated Certificate currently references Class B shares that were authorized and issued at the time of our initial public offering but have subsequently been converted into Class A shares, which were then re-designated as shares of common stock. As such, the references to Class B shares are no longer applicable and could inadvertently confuse our shareholders. Therefore, the Board determined that the proposed revisions to the Company's Amended and Restated Certificate set forth below are advisable and in the best interest of our Company and our shareholders and authorized and approved the proposed revisions to be considered at the Annual Meeting.

We propose to amend Article IV of our Amended and Restated Certificate so that Article IV would state in its entirety as follows:

ARTICLE IV
Capital Stock

The Corporation shall have the authority to issue One Hundred Million (100,000,000) shares of $0.001 par value Common Stock (the "Common Stock"), and One Million (1,000,000) shares of $0.001 par value Preferred Stock (the "Preferred Stock"). The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the Corporation entitled to vote, irrespective of Del. Code Ann. tit. 8, Section 242(b)(2).

A statement of the designations of each class and the powers, preferences and rights, and qualifications, limitations or restrictions thereof is as follows:

A. Common Stock

(1)　　Dividends. The holders of Common Stock shall be entitled to receive dividends if, as and when declared from time to time by the Board of Directors.

(2)　　Liquidation. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Corporation, the holders of Common Stock shall be entitled to receive all the assets of the Corporation of whatever kind available for distribution to stockholders, after the rights of the holders of the Preferred Stock have been satisfied.

(3)　　Voting. Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

B. Preferred Stock.

The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is expressly authorized, by resolution adopted and filed in accordance with law, to fix the number of shares in each series, the designation thereof, the powers (including voting powers, full or limited, if any), the preferences and relative participating, optional or other special rights thereof, and the qualifications or restrictions thereon, of each series and the variations in such voting powers (if any) and preferences and rights as between series. Any shares of any class or series of Preferred Stock purchased, exchanged, converted or otherwise acquired by the Corporation, in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock, without designation as to series, and may be reissued as part of any series of Preferred Stock created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth in this Certificate of Incorporation or in such resolution or resolutions.

Proposed Revision to Article XII of our Amended and Restated Certificate

Article XII of the Amended and Restated Certificate currently references Class B shares that were authorized and issued at the time of our initial public offering but have subsequently been converted into Class A shares, which were then re-designated as shares of common stock. As such, the references to Class B shares are no longer applicable and could inadvertently confuse our shareholders. Therefore, the Board determined that the proposed revisions to the Company's Amended and Restated Certificate set forth below are advisable and in the best interest of our Company and our shareholders and authorized and approved the proposed revisions to be considered at the Annual Meeting.

We propose to amend Article XII of our Amended and Restated Certificate so that Article XII would state in its entirety as follows:

ARTICLE XII

Reservation of Rights

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the General Corporation Law of Delaware, and all rights conferred upon stockholders herein are granted subject to this reservation above.

The full text of the proposed amendment is set forth above and in **Appendix A**. In **Appendix A**, additions are marked with bold, underlined text and deletions are indicated by struck- out text.

Timing and Effect of Revisions to Amended and Restated Certificate

If our shareholders approve the amendments to the Amended and Restated Certificate contemplated by Proposal 4, they will become effective upon the filing of a certificate of amendment to our Amended and Restated Certificate with the Delaware Secretary of State, which we anticipate doing as soon as practicable following shareholder approval of the Proposal 4. In addition, we intend to file an Amended and Restated Certificate of Incorporation to integrate the amendments to the Amended Restated Certificate discussed in Proposals 4 and 5 (to the extent approved by the Corporation's shareholders) into a single document. If the proposed changes to the Amended and Restated Certificate set forth in this Proposal 4 are not approved by our shareholders at the Annual Meeting, then our Amended and Restated Certificate will not be amended to remove references to Class B shares, and any references to Class B shares will remain in our Amended and Restated Certificate.

Required Vote

The affirmative vote of the holders of a majority of our common stock outstanding as of the Record Date and entitled to vote on Proposal 4 is required to approve this Proposal 4. As a result, abstentions and broker non-votes will have the effect of a vote against this Proposal 4.

Recommendation

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" TO PERMIT THE COMPANY TO AMEND THE COMPANY'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO REMOVE ALL REFERENCES TO CLASS B SHARES.

PROPOSAL 5

VOTE TO AMEND THE COMPANY'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO PROVIDE FOR EXCULPATION OF OUR OFFICERS AS PERMITTED BY DELAWARE LAW

Background

The State of Delaware, which is the Company's state of incorporation, recently enacted legislation that permits Delaware corporations to limit the personal liability of certain of their officers for monetary damages associated with claims of breach of the duty of care in limited circumstances under Section 102(b)(7) of the Delaware General Corporation Law (the "**DGCL**"). Previously, DGCL 102(b)(7) permitted corporations to limit the personal liability of directors for monetary damages associated with breaches of the duty of care in limited circumstances. However, the statute had not previously contemplated providing similar protection for officers. Article VI of our Amended and Restated Certificate (as defined in Proposal 4) currently provides for the exculpation of directors from personal liability for monetary damages associated with breaches of the duty of care, but our Amended and Restated Certificate does not have a similar limitation of personal liability for our officers. With this new statutory amendment, Delaware corporations are now permitted to include an exculpation provision in their certificates of incorporation to cover their officers as well, but only with respect to direct claims by shareholders for breach of an officer's fiduciary duty of care, including, without limitation, class action lawsuits; provided, however, such amendment would not allow for the elimination of an officer's monetary liability for breach of fiduciary claims brought by the Company itself or for derivative claims brought by shareholders in the name of the Company. Moreover and similar to what is set forth in Article VI of the Amended and Restated Certificate with respect to directors, the limitation of personal liability of our officers would not apply to breaches of the duty of loyalty to the Company or our shareholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, and/or any transaction in which the officer derived an improper personal benefit. As permitted by the DGCL, the officers that would be exculpated under the revisions proposed in this Proposal 5 fall into three categories: (1) the Company's president; chief executive officer; chief operating officer; chief financial officer; chief legal officer; controller; treasurer; or chief accounting officer; (2) individuals who are or were identified in our public filings as the most highly compensated officers of the Company; and (3) individuals who, by written agreement with the Company, consented to be identified as officers for purposes of accepting service of process.

In connection with the Company's annual review of its corporate governance practices, the Company and the Board identified the disparate treatment of the Company's officers and the Company's directors. Based on the foregoing and the change in the DGCL, on February 22, 2024, the Board approved certain revisions to the Amended and Restated Certificate more particularly shown below to amend Article VI of the Amended and Restated Certificate to provide for exculpation of the officers of the Company from personal liability for monetary damages associated with claims of breach of the duty of care as is now permitted by the DGCL (subject to shareholder approval at the Annual Meeting). When evaluating its decision to approve such revisions to the Amended and Restated Certificate, the Board evaluated the benefits the Board believes would accrue to the Company by providing such exculpation of its officers in accordance with DGCL Section 102(b)(7) including, without limitation, the ability to attract and retain key officers and the potential to reduce litigation costs associated with frivolous lawsuits. The Board believes that these revisions to the Amended and Restated Certificate are in the best interest of the Company and our shareholders and authorized and approved the proposed revisions to be considered at the Annual Meeting.

Proposed Revision to Article VI of Amended and Restated Certificate

Our Amended and Restated Certificate currently provides for the exculpation of directors and does not include a provision allowing for the exculpation of officers. We propose to amend Article VI of our Amended and Restated Certificate so that it would state in its entirety as follows:

No director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer (as applicable); except for liability:(a) as a director or officer, for any breach of such director's or officer's duty of loyalty to the Corporation or its stockholders; (b) as a director or officer, for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (c) as a director, under Section 174 of the General Corporation Law of the State of Delaware; (d) as a director or officer, for any transaction from which the director and/or officer (as applicable) derived an improper personal benefit; or (e) as an officer, in any action by or in the right of the corporation. If the General Corporation Law of the State of Delaware shall be amended to permit further elimination or limitation of the personal liability of directors and/or officers (as applicable), then the liability of a director and/or officer (as applicable) of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware as so amended. Any repeal or modification of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director and/or officer (as applicable) of the Corporation existing at the time of, or increase the liability of any director and/or officer (as applicable) of the Corporation with respect to any acts or omissions occurring prior to, such repeal or modification.

The full text of the proposed amendment is set forth above and in **Appendix B**. In **Appendix B**, additions are marked with bold, underlined text and deletions are indicated by struck- out text.

Rationale for Revisions to Amended and Restated Certificate

The DGCL has long permitted Delaware corporations to exculpate directors from certain personal liabilities for monetary damages associated with claims of breach of the duty of care in limited circumstances, and our Amended and Restated Certificate has included such an exculpation provision for directors in accordance with DGCL Section 102(b)(7). However, until 2022, when the changes to the DGCL were enacted, Delaware corporations were unable to provide similar protections to their officers – which caused unequal and inconsistent treatment of directors and officers associated with claims related to an alleged breach of the duty of care. In the course of the Company's ongoing evaluation of the Company's corporate governance practices, the Board and the Company identified this disparate treatment, and after careful consideration, the Board approved certain revisions to the Company's Amended and Restated Certificate to incorporate an exculpation provision of our officers in our Amended and Restated Certificate in accordance with the DGCL (subject to approval by our shareholders at the Annual Meeting).

The Board believes that it is in the best interest of the Company and our shareholders to provide our officers with the exculpatory protection from certain personal liabilities and expenses that is similar to what our directors are entitled to receive for monetary damages associated with claims of breach of the duty of care in limited circumstances pursuant to our Amended and Restated Certificate. The nature of the role of directors and officers often requires them to make decisions on crucial matters. Frequently, directors and officers must make decisions in response to time-sensitive opportunities and challenges, which can create a substantial risk of investigations, claims, actions, suits or proceedings seeking to impose liability on the basis of hindsight. Without such exculpation protections, particularly amidst the recent trend of plaintiffs increasingly naming corporate officers as defendants in shareholder litigation, our existing officers may be deterred from making such business decisions that involve risk due to potential monetary liability for our business decisions and/or prospective officers may be deterred from serving as an officer of the Company. The Board also considered when approving such revisions to the Amended and Restated Certificate that many Delaware corporations have already adopted exculpation clauses limiting the personal liability of their officers in their certificates of incorporation and that such exculpation of officers is only limited to claims arising from a breach of their respective duty of care and such limitation of liability would not apply to breaches of the duty of loyalty to the

Company or our shareholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, and/or any transaction in which the officer derived an improper personal benefit. In addition, the revised provision of the DGCL only permits, and our proposed revisions to the Amended and Restated Certificate, would only permit, exculpation for direct claims for officers (as opposed to derivative claims made by stockholders on behalf of the Company).

For the reasons stated above, the Board determined that the proposed revisions to the Company's Amended and Restated Certificate are advisable and in the best interest of our Company and our shareholders and authorized and approved the proposed revisions to be considered at the Annual Meeting. Please note that the proposed revisions set forth in this Proposal 5 are not being proposed in anticipation or response to any specific resignation, threat of resignation or refusal to serve by any officer nor is it being proposed in anticipation or response to any litigation or threat of litigation.

Timing and Effect of Revisions to Amended and Restated Certificate

If our shareholders approve the amendments to the Amended and Restated Certificate contemplated by this Proposal 5, they will become effective upon the filing of a certificate of amendment to our Amended and Restated Certificate with the Delaware Secretary of State, which we anticipate doing as soon as practicable following shareholder approval of this Proposal 5. In addition, we intend to file an Amended and Restated Certificate of Incorporation to integrate the amendments to the Amended Restated Certificate discussed in Proposals 4 and 5 (to the extent approved by the Corporation's shareholders) into a single document. If the proposed changes to the Amended and Restated Certificate set forth in this Proposal 5 are not approved by our shareholders at the Annual Meeting, then our Amended and Restated Certificate will not be amended to provide for the exculpation of our officers.

Required Vote

The affirmative vote of the holders of a majority of the shares of our common stock outstanding as of the Record Date and entitled to vote on Proposal 5 is required to approve this Proposal 5. As a result, abstentions and broker non-votes will have the effect of a vote against this Proposal 5.

Recommendation

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE AMENDMENT TO THE COMPANY'S AMENDED AND RESTATED CERTIFICATE TO PROVIDE FOR EXCULPATION OF OUR OFFICERS AS PERMITTED BY DELAWARE LAW.

PROPOSAL 6

VOTE TO AMEND THE COMPANY'S BYLAWS TO REDUCE THE OWNERSHIP THRESHOLD REQUIRED FOR SHAREHOLDERS TO REQUEST A SPECIAL MEETING OF SHAREHOLDERS

General

We are seeking approval to amend our Amended and Restated Bylaws of Texas Roadhouse, Inc. (the "***Bylaws***") to reduce the ownership threshold required for our shareholders to request a special meeting of shareholders from 50% to 25%, as more particularly described herein.

Background and Rationale for the Recommendation

Article II, Section 3 of our Bylaws currently provides that a special meeting of shareholders may only be called by our Board, the Chairman of the Board, our Chief Executive Officer or President, or by the Secretary at the written request of the holders of at least 50% in voting power of all capital stock outstanding and entitled to cast vote at the meeting. Additionally, Article VII of our Amended and Restated Certificate and Article VIII of our Bylaws provide that Article II, Section 3 may only be amended with the affirmative vote of the holders of at least a majority of the voting power of the shares of capital stock of the Company issued and outstanding and entitled to vote.

In connection with the Company's annual review of its corporate governance practices, the Company and the Board regularly review our governing documents and consider possible changes. One such item that was identified by the Company and the Board was the ownership threshold required for our shareholders to request a special meeting of shareholders – which is also a topic that was raised on our routine calls with our shareholders as a part of our shareholder outreach program, as described earlier in this proxy statement. Following extensive discussion regarding the proposed reduction in the voting percentage, on February 22, 2024, the Board approved certain revisions to our Bylaws more particularly shown below to modify Article II, Section 3 to reduce the ownership threshold required for our shareholders to request a special meeting of shareholders from 50% to 25% (subject to approval by our shareholders at the Annual Meeting). This reduction will permit shareholders holding a sufficiently large voting interest in the Company to request a special meeting. When making this decision, the Board recognizes that lessening the conditions required for a shareholder of the Company to request a special meeting enhances shareholder rights. However, the Board has to balance these enhanced shareholder rights against the risk that a small minority of shareholders, including shareholders with special interests that are not shared generally by the majority of our Company's shareholders, could request that the Company call special meeting(s) – which could result in unnecessary financial expense and disruption to the Company's business operations.

For the reasons stated above, the Board determined that the proposed revisions to the Company's Bylaws are advisable and in the best interest of our Company and our shareholders and authorized and approved the proposed revisions to be considered at the Annual Meeting.

Proposed Revisions to Article II, Section 3 of our Bylaws

As noted above, Article II, Section 3 of our Bylaws currently provide that "[u]nless otherwise prescribed by law or by the Certificate of Incorporation, special meetings of stockholders may be called at any time and for any purpose, by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President, or by the Secretary at the written request of the holders of at least 50% in voting power of all capital stock outstanding and entitled to cast votes at the meeting." We propose to amend Article II, Section 3 of our Bylaws to reduce the applicable percentage threshold so that it would state in its entirety as follows:

> Section 3. SPECIAL MEETINGS. Unless otherwise prescribed by law or by the Certificate of Incorporation, special meetings of stockholders may be called at any time and for any purpose, by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President, or by the Secretary at the written request of the holders of at least 25% in voting power of all capital stock outstanding and entitled to cast votes at the meeting. Such written request shall be addressed to the Secretary of the Corporation and shall state the purpose of the proposed meeting, which must be a proper matter for stockholder action under the General Corporation Law of the State of Delaware, and shall contain such other information as would be required under Section 9 of Article II hereof were it to be brought before a meeting called by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President. In the case of any special meeting so requested by holders of at least 25% in voting power of all capital stock outstanding and entitled to cast votes at the meeting, the Board of Directors shall promptly, but in all events within 10 days after the date on which such written request is received, adopt a resolution fixing a date for such special meeting, which meeting date shall be no more than 90 days from the date of such resolution. If the Board of Directors fails to take such action, the record date shall be the 120th day after the date on which the written request was received. No business shall be conducted at any special meeting of stockholders other than the items of business stated in the notice of special meeting given in accordance with Section 4 of this Article II.

The full text of the proposed amendment is set forth above and in **Appendix C**. In **Appendix C**, additions are marked with bold, underlined text and deletions are indicated by struck- out text.

Timing and Effect of Revisions to Bylaws

If this Proposal 6 to amend our Bylaws to reduce the ownership threshold required for our shareholders to request a special meeting of shareholders from 50% to 25% is approved by our shareholders, then the revisions in this Proposal 6 will be incorporated into the Second Amended and Restated Bylaws of Texas Roadhouse, Inc., which we would expect to adopt promptly after the Annual Meeting. Except to the extent our Bylaws are amended pursuant to this Proposal 6, the remaining provisions to our Bylaws will be unchanged following the adoption of the Second Amended and Restated Bylaws of Texas Roadhouse, Inc. If the proposed changes to our Bylaws set forth in this Proposal 6 are not approved by our shareholders at the Annual Meeting, our Bylaws will not be amended to reduce the ownership threshold for our shareholders to request a special meeting of shareholders, and the ownership threshold to request a special meeting of shareholders will remain at 50%.

Required Vote

The affirmative vote of the holders of at least 50% of the shares of our common stock outstanding as of the Record Date and entitled to cast votes at the Annual Meeting is required to approve this Proposal 6. As a result, abstentions and broker non-votes will have the effect of a vote against this Proposal 6.

Recommendation

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE AMENDMENT TO THE COMPANY'S BYLAWS TO REDUCE THE OWNERSHIP PERCENTAGE REQUIRED FOR SHAREHOLDERS TO REQUEST A SPECIAL MEETING OF SHAREHOLDERS FROM 50% TO 25%.

PROPOSAL 7

ADVISORY VOTE ON A SHAREHOLDER PROPOSAL
REGARDING THE ISSUANCE OF A CLIMATE REPORT AND TO SET REDUCTION TARGETS BY THE COMPANY

Boston Trust Walden Company is the beneficial owner of at least $2,000 in market value of shares of our Common Stock, and, on November 21, 2023, Boston Trust Walden Company notified the Company of its intention to present a resolution to our shareholders for voting at the Annual Meeting. Concurrently following the Company's receipt of the shareholder proposal from Boston Trust Walden Company, on November 22, 2023, the Company received notice from the Trustee of the New York State Common Retirement Fund of its intention to co-file the following shareholder proposal with Boston Trust Walden Company. We will provide the proponents' respective address and shareholdings (to our Company's knowledge) to any shareholder promptly upon oral or written request made to Texas Roadhouse, Inc., c/o Christopher C. Colson, Corporate Secretary, 6040 Dutchmans Lane, Louisville, Kentucky 40205, (502) 426-9984. The text of the proponents' joint resolution and supporting statement appear below, printed verbatim from its submission. We disclaim all responsibility for the content of the proposal and the supporting statement, including sources referenced therein.

Shareholder Proposal

"Whereas: The Intergovernmental Panel on Climate Change has advised that greenhouse gas (GHG) emissions must be halved by 2030 and reach net zero by 2050 to limit global warming to 1.5°C.

Every incremental increase in temperature above 1.5°C will entail increasingly severe physical and transition risks to companies, investors, and the economy. Climate change mitigation is critical to address investment risks and avert the economic losses projected if sufficient action is not taken.

The global food system contributes one third of global GHG emissions. Left unmitigated, these emissions can derail efforts to limit warming to 1.5°C. The 2018 National Climate Assessment identified rising temperatures as "the largest contributing factor to declines in the productivity of U.S. agriculture" and noted that "climate change presents numerous challenges to sustaining and enhancing crop productivity [and] livestock health."

While Texas Roadhouse has disclosed operational emissions and committed to disclosing supply chain emissions by the end of 2024, the Company has failed to mitigate climate-related financial risks by disclosing a comprehensive strategy to reduce its total contribution to climate change. Food service peers—including Chipotle, McDonald's, and Yum! Brands—are addressing a broad set of climate-related financial risks by setting and implementing 1.5°C-aligned science-based targets inclusive of their full value chains.

By failing to proactively manage value chain emissions, Texas Roadhouse is contributing to incremental increases in global temperature rise above 1.5°C, which will impact the Company's access to critical commodities, procurement and production costs,

Resolved: Shareholders request Texas Roadhouse issue a report, at reasonable cost and omitting proprietary information, describing if and how it plans to reduce its total GHG emissions and align its business with the Paris Agreement's goal of limiting global temperature increases to 1.5°C.

Supporting Statement: Shareholders recommend the report disclose, at board and management discretion:

- Paris-aligned short-, medium-, and long-term emissions reduction targets for the Company's full GHG footprint, taking into consideration approaches used by advisory groups like the Science-Based Targets Initiative; and

- a transition plan detailing how the Company intends to achieve such targets, including strategies for mitigating physical and transition climate risks, taking into consideration criteria used by advisory groups such as the Task Force on Climate-related Financial Disclosures, CDP, Transition Plan Taskforce, and the We Mean Business Coalition."

Board's Opposition Statement

After careful consideration, the Board unanimously recommends that the shareholders vote <u>AGAINST</u> this shareholder proposal.

We take corporate sustainability seriously and have been clear that our strategy is about progress, not promises. And as we describe below, we have made great progress in our sustainability efforts with what we believe to be a landmark year in 2023.

Our historical business strategy entails making thoughtful business and risk assessments before making strategic decisions or taking specific action. It is and always has been about taking a deliberate and methodical approach to our work. It is about educating ourselves on a particular topic by consulting with a number of experts across different fields and disciplines to ensure that we have a full and complete view of the risk presented, feasibility of options, and/or business opportunities available now or in the future. We believe that our studied approach of seeking to understand business opportunities before establishing an action plan (or, even further, making public commitments or setting targets) has been an instrumental part of our 30-year success. Our corporate sustainability work is no different. And, as outlined below, we continue to execute against the plan we shared with our shareholders last year.

As disclosure controls, federal and state regulation, risk management, public marketing of sustainability initiatives, and varying views on fiduciary responsibility continue to evolve and come under greater scrutiny, we believe that any external target-setting and broad-based commitment should be treated with as much care, consideration, and responsibility as other forms of disclosure and/or financial guidance by public companies. While we maintain internal goals, we do not set broad, public targets or commitments with respect to many of our company performance / financial metrics. We do not believe that setting of climate related targets should be treated any differently. In fact, after careful consideration of the issues in the context of our overall approach to corporate sustainability, we have concluded that the setting of premature or unsubstantiated targets without clarity on a prevailing federal and state regulatory framework or first having a well-conceived (and achievable) plan poses substantial reputational, legal, and financial risk and is not in the best interest of our shareholders.

Texas Roadhouse has already taken significant steps to enhance GHG emissions disclosures and grow our sustainability efforts.

Consistent with our strategy, and as we shared in our opposition response to essentially the same shareholder proposal last year, we set forth our strategic plan and approach for the next two years with respect to our efforts to measure and manage our GHG emissions. As shown in the table below, we shared certain actions with our shareholders regarding the steps we planned to take and which we have completed.

2023 PROXY GHG PLANNED ACTIONS	
2023	**Status**
• Publicly disclose Scope 1 and 2 GHG emissions (which were calculated in accordance with the World Resource Institute / World Business Council on Sustainable Development and the Corporate Accounting and Report Standard of the Greenhouse Gas Protocol) • Engage a third-party consultant to discuss ways to reduce Scope 1 and 2 GHG emissions consistent with our operating model • Engage a third-party consultant to measure Scope 3 GHG emissions	☑
2024	
• Continue to publicly disclose Scope 1 and 2 GHG emissions for the 2023 fiscal year • Publicly disclose Scope 3 GHG emissions	**In Progress**

The majority of our shareholders supported the plan we set forth in last year's proxy statement as evidenced by their voting support at our 2023 Annual Meeting. We also believe that many of the shareholders that voted in favor of the shareholder proposal last year were focused on our previous lack of disclosure – which we have addressed as more particularly described below – rather than the demand for broad public commitments or target setting. This belief was consistently reinforced throughout our shareholder engagement leading up to our 2023 Annual Meeting and throughout the remainder of the 2023 fiscal year as a majority of our shareholders with whom we had discussions focused on their desire for additional quantitative disclosure for our corporate sustainability metrics rather than targets and commitments. Therefore, we still believe our plan, strategy, and approach is in the best interest of and in alignment with our shareholders interests and views, and we strongly disagree with the proponents continued position and proposal.

We, as a Company, affirm the standard that we strive to do what we say we will do and that we look for ways to outperform and exceed expectations. Our historical financial and business results demonstrate the success of this strategy. In this respect, we believe that 2023 was a landmark year in terms of our corporate sustainability efforts, and we have a focused risk management strategy for our corporate sustainability program for the remainder of 2024 and beyond. In addition to our accomplishments described in the table above, we also took the following steps in 2023:

2023 ACCOMPLISHMENTS	
Engaged a consultant to perform a materiality assessment of our corporate sustainability program so that we can have a more directed approach to our corporate sustainability risks.	☑
Continued routine calls with our largest distributor and key protein vendors to discuss (i) the steps they are taking from a sustainability standpoint to reduce their emissions, and (ii) ways to partner on sustainability initiatives.	☑
Formed an internal subcommittee under our corporate sustainability risk committee to evaluate and test equipment, products, and initiatives to lower our GHG emissions.	☑
Began the process of piloting our first "Green" restaurant in the Southeast United States – which is scheduled to open in the next twelve months.	☑
Purchased almost 200,000 sustainable uniform items, which helped keep nearly 6 million 20oz plastic bottles out of landfills and oceans.	☑
Used tree-free packaging for our Jaggers brand – which will be used to replace Styrofoam.	☑
Converted our gift cards from plastic to recycled paper.	☑
Used recycled fryer oil in Jaggers, Bubba's 33, and all new Texas Roadhouse openings.	☑
Installed tankless water heaters in nearly 90% of Texas Roadhouse locations.	☑

Texas Roadhouse is investing in strategic growth through its sustainability efforts, including taking additional actions in 2024 and beyond.

We strongly reject the proponent's assertion that we are "failing to proactively manage value chain emissions." Our actions described above clearly demonstrate our level of commitment to not only sustain but strategically grow our business through our corporate sustainability efforts. We know that our work does not end there, and we intend to take the following actions in 2024:

- Continue to monitor and disclose our Scope 1 and 2 GHG emissions and publish our Scope 3 GHG emissions by the end of the 2024 fiscal year;

- Analyze the results of the materiality assessment of our corporate sustainability program so that we can have a more directed approach to our corporate sustainability risks, which assessment will be a well-informed guide for allowing us to prioritize the risks identified as most impactful by our internal and external stakeholders and analyze any related gaps to better inform our work;

- Provide new disclosure in our 2024 corporate sustainability report relating to our EEO-1 data and our DE&I program, including the key initiatives under our program and the pillars of our DE&I Advisory Council;

- Continue discussions with our shareholders as a part of our shareholder outreach program described in this proxy statement to better understand their respective views on our corporate sustainability initiatives and related disclosures;

- Continue to have routine discussions with our largest distributor and key protein vendors to discuss (i) the steps they are taking from a sustainability standpoint to reduce their emissions, and (ii) ways to partner on sustainability initiatives;

- Continue to evaluate operational initiatives to manage our GHG emissions, and utilize the efforts of our internal standing task force to evaluate and test equipment, products, and initiatives in order to assess and evaluate their performance, effectiveness, and availability together with their overall impact on our GHG emissions; and

- Continue to evaluate the various legislation, regulations, and international accords pertaining to climate change such as the EU's Corporate Sustainability Reporting Directive (CSRD), California's Climate Corporate Data Accountability Act and Climate Related Financial Risk Act, and similar regulations under consideration by the SEC, as well as the impact they may have on our business and reporting.

We are providing this level of detail so that all shareholders have the entire context, and understand the progress we have made, and continue to make, when evaluating our response to the proponent's proposal. Ultimately, we want to ensure that the majority of our shareholders who have long supported our deliberate, studied, and methodical approach – which continues to consistently deliver shareholder value – understand the steps that we are taking to evaluate, prioritize, and mitigate our corporate sustainability risks over time.

For the above-refenced reasons, the Board recommends that the shareholders vote against the proponent's proposal.

Recommendation

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE "AGAINST" THE SHAREHOLDER PROPOSAL REGARDING THE ISSUANCE OF A CLIMATE REPORT AND SETTING REDUCTION TARGETS BY THE COMPANY.

SHAREHOLDER PROPOSALS

Under Rule 14a-8 promulgated under the Exchange Act, shareholders may present proposals to be included in the Company proxy statement for consideration at the next annual meeting of its shareholders by submitting their proposals to the Company in a timely manner. Any such proposal must comply with Rule 14a-8. If a shareholder submitting a matter to be raised at the Company's next annual meeting desires that such matter be included in the Company's proxy statement for that meeting, such matter must be submitted to the Company no later than December 6, 2024. The rules of the SEC set forth standards for what shareholder proposals the Company is required to include in a proxy statement for an annual meeting.

The Company's Bylaws, a copy of which is available on the Company's website at *www.texasroadhouse.com,* require shareholders who intend to propose business for consideration by shareholders at the 2025 annual meeting, other than shareholder proposals that are to be included in the proxy statement, to deliver written notice to the principal executive offices of the Company on or before December 6, 2024 (reflecting 120 calendar days prior to the one year anniversary of the date of the Company's proxy statement issued in connection with the prior year's annual meeting). This notice must include a description of the business desired to be brought before the annual meeting, the name and address of the shareholder proposing such business and of the beneficial owner, if any, on whose behalf the business is being brought, the class, series and number of shares of the Company which are beneficially owned by the shareholder and such other beneficial owner and any material interest of the shareholder and such other beneficial owner in such business. In addition, the Bylaws require shareholders who intend to nominate a candidate for election as a director to deliver written notice to the principal executive offices of the Company on or before December 6, 2024 (reflecting 120 day calendar days prior to the one year anniversary of the date of the Company's proxy statement issued in connection with the prior year's annual meeting). The notice of nomination must include the information set forth in the Bylaws for the candidate to be eligible for nomination. Shareholders who intend to solicit proxies in reliance on the SEC's universal proxy rule for director nominees submitted under the advance notice requirements of our Bylaws must comply with the additional requirements of Rule 14a-19.

Exchange Act rules permit management to vote proxies in its discretion in certain cases if the shareholder does not comply with these deadlines, and in certain other cases notwithstanding the shareholder's compliance with these deadlines.

SHAREHOLDERS' COMMUNICATIONS WITH THE BOARD

Shareholders that want to communicate in writing with the Board, or specific directors individually, may send proposed communications to the Company's Corporate Secretary, Christopher C. Colson, at 6040 Dutchmans Lane, Louisville, Kentucky 40205. The proposed communication will be reviewed by Mr. Colson and/or by the audit committee (as appropriate). If the communication is appropriate and serves to advance or improve the Company or its performance, then it will be forwarded to the Board or the appropriate director.

FORM 10-K

The Company's Annual Report on Form 10-K for the fiscal year ended December 26, 2023, accompanies this proxy statement. The Company's Annual Report does not form any part of the material for solicitation of proxies.

Any shareholder who wishes to obtain, without charge, a copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 26, 2023, which includes financial statements, and is required to be filed with the SEC, may access it at *www.texasroadhouse.com* in the Investors section or may send a written request to Christopher C. Colson, Corporate Secretary Texas Roadhouse, Inc., 6040 Dutchmans Lane, Louisville, Kentucky 40205.

OTHER BUSINESS

The Board is not aware of any other matters to be presented at the Annual Meeting other than those set forth herein and routine matters incident to the conduct of the meeting. If any other matters should properly come before the Annual Meeting or any adjournment or postponement thereof, the persons named in the proxy statement, or their substitutes, intend to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors,



Christopher C. Colson
Corporate Secretary

Louisville, Kentucky

April 5, 2024

Please vote your shares through any of the methods described on the proxy card as promptly as possible, whether you plan to attend the Annual Meeting in person. If you do attend the Annual Meeting, you may still vote in person, since the proxy may be revoked at any time before its exercise by delivering a written revocation of the proxy to the Company's Corporate Secretary.

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APPENDIX A

CLASS B REMOVAL AMENDMENT

Proposed Revisions to Article IV of our Amended and Restated Certificate

ARTICLE IV

Capital Stock

The Corporation shall have the authority to issue One Hundred Million (100,000,000) shares of $0.001 par value ~~Class A~~ Common Stock (the "~~Class A~~ Common Stock")~~, Eight Million (8,000,000) shares of $0.001 par value Class B Common Stock (the "Class B Common Stock," and together with the Class A Common Stock, the "Common Stock")~~, and One Million (1,000,000) shares of $0.001 par value Preferred Stock (the "Preferred Stock"). The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the **C**~~c~~orporation entitled to vote, irrespective of Del. Code Ann. tit. 8, Section 242(b)(2).

A statement of the designations of each class and the powers, preferences and rights, and qualifications, limitations or restrictions thereof is as follows:

    A.   ~~Class A~~ Common Stock

        (1)   Dividends. The holders of the ~~Class A~~ Common Stock shall be entitled to receive~~, share for share with the holders of shares of Class B Common Stock, such~~ dividends if, as and when declared from time to time by the Board of Directors. ~~In the event that such dividend is paid in the form of shares of Common Stock, holders of Class A Common Stock shall receive Class A Common Stock and holders of Class B Common Stock shall receive Class B Common Stock.~~

        (2)   Liquidation. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Corporation, the holders of ~~the Class A~~ Common Stock shall be entitled to receive~~, share for share with the holders of shares of Class B Common Stock,~~ all the assets of the Corporation of whatever kind available for distribution to stockholders, after the rights of the holders of the Preferred Stock have been satisfied.

        (3)   Voting. Each holder of ~~Class A~~ Common Stock shall be entitled to one vote for each share of ~~Class A~~ Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. ~~Except as otherwise provided herein or by the General Corporation Law of the State of Delaware, the holders of Class A Common Stock and the holders of Class B Common Stock shall at all times vote on all matters (including the election of directors) together as one class.~~

        ~~(4)~~   ~~Redesignation. Upon the conversion of all of the outstanding Class B Common Stock into shares of Class A Common Stock, the Class A Common Stock shall be automatically redesignated as "Common Stock."~~

B. Class B Common Stock

(1) Dividends. The holders of the Class B Common Stock shall be entitled to receive, share for share with the holders of shares of Class A Common Stock, such dividends if, as and when declared from time to time by the Board of Directors. In the event that such dividend is paid in the form of shares of Common Stock, holders of Class A Common Stock shall receive Class A Common Stock and holders of Class B Common Stock shall receive Class B Common Stock.

(2) Liquidation. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Corporation, the holders of the Class B Common Stock shall be entitled to receive, share for share with the holders of shares of Class A Common Stock, all the assets of the Corporation of whatever kind available for distribution to stockholders, after the rights of the holders of the Preferred Stock have been satisfied.

(3) Voting. Each holder of Class B Common Stock shall be entitled to ten votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. Except as otherwise provided herein or by the General Corporation Law of the State of Delaware, the holders of Class A Common Stock and the holders of Class B Common Stock shall at all times vote on all matters (including the election of directors) together as one class.

(4) Conversion.

(a) Each share of Class B Common Stock shall be convertible into one fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time.

(b) Each share of Class B Common Stock shall automatically be converted into one fully paid and nonassessable share of Class A Common Stock upon the earliest of (i) the date such shares cease to be beneficially owned (as such term is defined under Section 13(d) of the Securities Exchange Act of 1934, as amended ("Section 13(d)") by W. Kent Taylor, (ii) the date that W. Kent Taylor ceases to beneficially own (as such term is defined under Section 13(d)) at least 20% of the outstanding shares of Common Stock of the Company, (iii) the death or "permanent and total disability" of W. Kent Taylor within the meaning of 26 CFR 7.105-1, or (iv) September 30, 2009.

(c) The one-to-one conversion ratio for the conversion of the Class B Common Stock into Class A Common Stock in accordance with Section 4(a) and 4(b) of this Article IV shall in all events be equitably adjusted in the event of any recapitalization of the Corporation by means of a stock dividend on, or a stock split or combination of, outstanding Class A Common Stock or Class B Common Stock, or in the event of any merger, consolidation or other reorganization of the Corporation with another corporation.

(d) The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock.

(e) If any shares of Class B Common Stock shall be converted pursuant to this Section 4, the shares so converted shall be retired and returned to the authorized but unissued shares of Class B Common Stock.

C. Other Matters Affecting Shareholders of Class A Common Stock and Class B Common Stock

In no event shall any stock dividends or stock splits or combinations of stock be declared or made on Class A Common Stock or Class B Common Stock unless the shares of Class A

~~Common Stock and Class B Common Stock at the time outstanding are treated equally and identically, except that such dividends or stock splits or combinations shall be made in respect of shares of Class A Common Stock and Class B Common Stock in the form of shares of Class A Common Stock or Class B Common Stock, respectively.~~

       <u>B.   Preferred Stock</u>

The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is expressly authorized, by resolution adopted and filed in accordance with law, **~~and with the consent of the holders of a majority of the outstanding shares of Class B Common Stock,~~** to fix the number of shares in each series, the designation thereof, the powers (including voting powers, full or limited, if any), the preferences and relative participating, optional or other special rights thereof, and the qualifications or restrictions thereon, of each series and the variations in such voting powers (if any) and preferences and rights as between series. Any shares of any class or series of Preferred Stock purchased, exchanged, converted or otherwise acquired by the Corporation, in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock, without designation as to series, and may be reissued as part of any series of Preferred Stock created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth in this Certificate of Incorporation or in such resolution or resolutions.

Proposed Revision to Article XII of our Amended and Restated Certificate

ARTICLE XII

<u>Reservation of Rights</u>

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the General Corporation Law of Delaware**~~, and all rights conferred upon stockholders herein are granted subject to this reservation above, provided that the rights of the Class B Common Stock may not be amended, altered, changed or repealed without the approval of the holders of a majority of the outstanding shares of Class B Common Stock~~**.

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APPENDIX B

EXCULPATION AMENDMENT

Proposed Revisions to Article VI of our Amended and Restated Certificate

No director **or officer** of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director~~; provided, however, that the foregoing shall not eliminate or limit the~~ **or officer (as applicable); except for** liability ~~of~~**:(a) as** a director ~~(a)~~**or officer,** for any breach of ~~the~~**such** director~~'~~**'s or officer'**s duty of loyalty to the Corporation or its stockholders; (b) **as a director or officer,** for **any** acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (c) **as a director,** under Section 174 of the General Corporation Law of the State of Delaware; ~~or~~(d) **as a director or officer,** for any transaction from which the director **and/or officer (as applicable)** derived an improper personal benefit**; or (e) as an officer, in any action by or in the right of the corporation**. If the General Corporation Law of the State of Delaware shall be amended to permit further elimination or limitation of the personal liability of directors **and/or officers (as applicable)**, then the liability of a director **and/or officer (as applicable)** of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware as so amended. Any repeal or modification of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director **and/or officer (as applicable)** of the Corporation existing at the time of, or increase the liability of any director **and/or officer (as applicable)** of the Corporation with respect to any acts or ~~omission~~**omissions** occurring prior to, such repeal or modification.

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APPENDIX C

SPECIAL MEETING AMENDMENT

Proposed Revisions to Article II, Section 3 of our Bylaws

Section 3.   SPECIAL MEETINGS.   Unless otherwise prescribed by law or by the Certificate of Incorporation, special meetings of stockholders may be called at any time and for any purpose, by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President, or by the Secretary at the written request of the holders of at least **25**~~50~~% in voting power of all capital stock outstanding and entitled to cast votes at the meeting. Such written request shall be addressed to the Secretary of the Corporation and shall state the purpose of the proposed meeting, which must be a proper matter for stockholder action under the General Corporation Law of the State of Delaware, and shall contain such other information as would be required under Section 9 of Article II hereof were it to be brought before a meeting called by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President. In the case of any special meeting so requested by holders of at least ~~50~~**25**% in voting power of all capital stock outstanding and entitled to cast votes at the meeting, the Board of Directors shall promptly, but in all events within 10 days after the date on which such written request is received, adopt a resolution fixing a date for such special meeting, which meeting date shall be no more than 90 days from the date of such resolution. If the Board of Directors fails to take such action, the record date shall be the 120th day after the date on which the written request was received. No business shall be conducted at any special meeting of stockholders other than the items of business stated in the notice of **special** meeting given in accordance with Section 4 of this Article II.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 26, 2023
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number **000-50972**

Texas Roadhouse, Inc.

(Exact name of registrant specified in its charter)

Delaware	**20-1083890**
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification Number)

6040 Dutchmans Lane
Louisville, Kentucky 40205
(Address of principal executive offices) (Zip Code)

(502) 426-9984
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, par value $0.001 per share	TXRH	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒.

Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐.

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
			Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒.

The aggregate market value of the voting stock held by non-affiliates of the registrant as of the last business day of the second fiscal quarter ended June 27, 2023 was $7,271,884,191 based on the closing stock price of $109.32 on the Nasdaq Global Select Market.

The number of shares of common stock outstanding were 66,828,113 on February 14, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the registrant's 2024 Annual Meeting of Stockholders, which is expected to be filed pursuant to Regulation 14A within 120 days of the registrant's fiscal year ended December 26, 2023, are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

From time to time, in periodic reports and oral statements and in this Annual Report on Form 10-K, we present statements about future events and expectations that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on our beliefs, assumptions and expectations of our future financial and operating performance and growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the expectations of future results we express or imply in any forward-looking statements. In addition to the other factors discussed under "Risk Factors" elsewhere in this report, factors that could contribute to these differences include, but are not limited to:

- our ability to successfully execute our growth strategies;

- our ability to successfully open new restaurants, acquire franchise restaurants and/or execute other strategic initiatives;

- our ability to increase and/or maintain dine-in and to-go sales as well as profits at our existing restaurants;

- our ability to integrate the franchise or other restaurants which we acquire or develop;

- the continued service of key management personnel;

- the impact of health epidemics or pandemics on our business including restrictions or regulations on our operations;

- health, dietary and other concerns about our food products;

- our ability to attract, motivate and retain qualified employees;

- the impact of federal, state or local government laws and regulations relating to our employees and the sale of food and alcoholic beverages;

- the impact of litigation, including remedial actions, payment of damages and expenses and negative publicity;

- disruptions to the availability and price of our principal food and beverage products and all other operating costs;

- labor shortages or increased labor costs, such as federal or state minimum wage changes, market wage levels, health care, sick pay and workers' compensation insurance costs;

- inflationary increases in the costs of construction, including labor and material costs, and/or real estate;

- changes in consumer preferences and demographic trends;

- the impact of initiatives by competitors and increased competition generally;

- our ability to successfully expand into new and existing domestic and international markets;

- risks associated with partnering in markets with franchisees or other investment partners whose interests may not align with ours;

- risks associated with developing and successfully operating new concepts;

- security breaches or technology failures including failure to protect and maintain the security of confidential guest, vendor and employee information, either internally or by one of our vendors, compliance with privacy and data protection laws and risks of failures or breaches of our data protection systems;

- the rate of growth of general and administrative expenses associated with building a strengthened corporate infrastructure to support our initiatives;

- negative publicity regarding food safety, health concerns and other food or beverage related matters, including the integrity of our or our suppliers' food processing;

- our franchisees' adherence to the terms of their franchise agreements;

- potential fluctuation in our quarterly operating results due to seasonality and other factors;

- our ability to adequately protect our intellectual property;

- our ability to adequately protect the physical security of our employees, guests and restaurants;

- our ability to raise capital in the future;

- volatility of actuarially determined self-insurance losses and loss estimates;

- adoption of new, or changes in existing, accounting policies and practices;

- changes in and/or interpretations of federal and state tax laws;

- adverse weather conditions which impact guest traffic at our restaurants; and

- unfavorable general economic conditions in the markets in which we operate that adversely affect consumer spending.

The words "believe," "may," "should," "anticipate," "estimate," "expect," "intend," "objective," "seek," "plan," "strive," "goal," "projects," "forecasts," "will" or similar words or, in each case, their negative or other variations or comparable terminology, identify forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors.

Other risks, uncertainties and factors, including those discussed under "Risk Factors," or those currently deemed immaterial or unknown, could cause our actual results to differ materially from those projected in any forward-looking statements we make.

We assume no obligation to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future, except as required by applicable law.

ITEM 1. BUSINESS

Texas Roadhouse, Inc. (the "Company," "we," "our" and/or "us") was incorporated under the laws of the state of Delaware in 2004. The principal executive office is located in Louisville, Kentucky.

Introduction

The Company is a growing restaurant company operating predominantly in the casual dining segment. Our late founder, W. Kent Taylor, started the business in 1993 with the opening of the first Texas Roadhouse restaurant in Clarksville, Indiana. Since then, we have grown to three concepts with 741 restaurants in 49 states and ten foreign countries. Our mission statement is "Legendary Food, Legendary Service®." Our operating strategy is designed to position each of our casual dining restaurants as the local hometown favorite for a broad segment of consumers seeking high quality, affordable meals served with friendly, attentive service. As of December 26, 2023, we owned and operated 635 restaurants and franchised an additional 58 domestic restaurants and 48 international restaurants.

Restaurant Concepts

Of the 635 restaurants we owned and operated at the end of 2023, we operated 582 as Texas Roadhouse restaurants, 45 as Bubba's 33 restaurants and eight as Jaggers restaurants.

Texas Roadhouse is a moderately priced, full-service, casual dining restaurant concept offering an assortment of specially seasoned and aged steaks hand-cut daily on the premises and cooked to order over open grills. In addition to steaks, we also offer our guests a selection of ribs, seafood, chicken, pork chops, pulled pork and vegetable plates, and an assortment of hamburgers, salads and sandwiches. The majority of our entrées include two made-from-scratch side items, and we offer all our dine-in guests free roasted in-shell peanuts and fresh baked yeast rolls.

Bubba's 33 is a moderately priced, full-service, casual dining restaurant concept featuring scratch-made food for all with a little rock 'n' roll, ice-cold beer and signature drinks. Our menu features burgers, pizza and wings as well as a wide variety of appetizers, sandwiches and dinner entrées. Our first Bubba's 33 restaurant opened in May 2013 in Fayetteville, North Carolina.

Jaggers is a fast-casual restaurant concept offering burgers, hand-breaded chicken tenders and chicken sandwiches served with scratch-made sauces. In addition, we offer fresh salads that are made-to-order and served with homemade dressings. Jaggers offers drive-thru, carry-out and dine-in service options. We also offer delivery services at certain locations. Our first Jaggers restaurant opened in December 2014 in Noblesville, Indiana.

Throughout this report, we use the term "restaurants" to include Texas Roadhouse and Bubba's 33, unless otherwise noted.

Segment Information

We manage our restaurant and franchising operations by concept and as a result have identified Texas Roadhouse, Bubba's 33, Jaggers and retail initiatives (including our online store and royalty-based licensing arrangements) as separate operating segments. In addition, we have identified Texas Roadhouse and Bubba's 33 as reportable segments.

Operating Strategy

The operating strategy that underlies the growth of our restaurants is built on the following key components:

- *Offering high quality, freshly prepared food.* We place a great deal of emphasis on providing our guests with high quality, freshly prepared food. As part of our process, we have developed proprietary recipes to provide consistency in quality and taste throughout all restaurants. We expect a management level employee to inspect every entrée before it leaves the kitchen to confirm it matches the guest's order and meets our standards for quality, portion size, appearance and presentation. In addition, we employ a team of product coaches whose function is to provide continual, hands-on training and education to our kitchen staff for the purpose of promoting consistent adherence to recipes, food preparation procedures, food safety standards and overall food quality.

- *Creating a fun and comfortable atmosphere with a focus on high quality service.* We believe the service quality and atmosphere we establish in our restaurants is a key component for fostering repeat business. In our full-service restaurants, we focus on keeping our table-to-server ratios low to allow our servers to truly focus on their guests and serve their needs in a personal, individualized manner. Our Texas Roadhouse restaurants feature a rustic southwestern lodge décor accentuated with hand-painted murals, neon signs, and southwestern prints, rugs and artifacts. Additionally, our restaurants continuously play upbeat country hits. Our Bubba's 33 restaurants feature walls lined with televisions playing sporting events and music videos and are decorated with sports jerseys, neon signs and other local flair. Our fast-casual concept, Jaggers, offers both drive-thru and dining room service in a modern design featuring a contemporary exterior and a comfortable and inviting dining room.

- *Offering performance-based manager compensation.* As part of our effort to maintain a people-first culture, we offer a performance-based compensation program supported by competitive benefits and health programs to our individual restaurant managers and multi-restaurant operators, who are called "managing partners" and "market partners," respectively. Each of these partners earns a base salary plus a performance bonus, which represents a percentage of each of their respective restaurant's pre-tax income. By providing our partners with a significant stake in the success of our restaurants, we believe that we are able to attract and retain talented, experienced and highly motivated managing and market partners.

- *Offering attractive price points.* When we evaluate menu pricing, we focus on remaining disciplined as we balance short-term pressures with long-term growth while always keeping our guest top of mind. Prices are reviewed individually in each local market and are offered at moderate price points that we believe are as low as or lower than those offered by our competitors without sacrificing food quality. Within each menu category, we offer a choice of several price points with the goal of fulfilling each guest's budget and value expectations. Based on the results of our pricing evaluations, we will continue to take pricing actions we feel are needed.

- *Focusing on dinner.* In nearly all of our Texas Roadhouse restaurants, we limit our operating hours to dinner only during the weekdays with approximately one half of our restaurants offering lunch on Friday. This focus on dinner allows our restaurant teams to prepare for and manage only one shift per day during the week and to prepare for the significant volumes of sales our restaurants generate.

Restaurant Development and Unit Economics

We consistently evaluate opportunities to develop restaurants in new and existing markets. Our site selection process is critical to our growth strategy. In analyzing each prospective site, our real estate team and restaurant market partners devote significant time and resources to the evaluation of local market demographics, population density, household income levels and site-specific characteristics such as visibility, accessibility, traffic generators, proximity of other retail activities and competitors, traffic counts and parking. We work actively with experienced real estate brokers in target markets to select high quality sites and to maintain and regularly update our database of potential sites.

We design our restaurant prototypes to provide a relaxed atmosphere for our guests, while also focusing on restaurant-level returns over time. Our current prototypical Texas Roadhouse restaurant consists of a freestanding building with approximately 7,600 to 8,400 square feet with seating for approximately 270 to 325 guests and parking for approximately 180 vehicles either on-site or in combination with some form of off-site cross parking arrangement. Our current prototypes are adaptable to in-line and end-cap locations and/or spaces within an enclosed mall or a shopping center.

Our current prototypical Bubba's 33 restaurant consists of a freestanding building with approximately 7,600 square feet with seating for approximately 270 to 330 guests. Some locations include patio seating for approximately 60 guests. Parking is targeted for approximately 180 vehicles either on-site or in combination with some form of off-site cross parking arrangement.

Our capital investment for new restaurants, which includes an estimate of pre-opening expense and a 10x initial base rent factor for those sites that are leased, varies significantly depending on a number of factors. These factors include, but are not limited to: the concept, square footage, layout, scope of required site work, geographical location, supply chain costs, type of construction labor (union or non-union), local permitting requirements, our ability to negotiate with landowners and/or landlords, cost of liquor and other licenses and pre-opening expense.

For 2023 and 2022, our average capital investment for Texas Roadhouse restaurants was $7.9 million and $6.9 million, respectively. The increase in our 2023 average capital investment was primarily due to an increase in building and site work costs and an increase in liquor license costs. We expect our average capital investment for restaurants to be opened in 2024 to remain flat at approximately $7.9 million.

For 2023 and 2022, our average capital investment for Bubba's 33 restaurants was $8.2 million and $7.8 million, respectively. The increase in our 2023 average capital investment was primarily due to an increase in pre-opening costs at one particular site. We expect our average capital investment for restaurants to be opened in 2024 to be approximately $8.5 million.

Existing Restaurant Locations

As of December 26, 2023, we had 635 company restaurants and 106 franchise restaurants in 49 states and ten foreign countries as shown in the chart below.

	Number of Restaurants		
	Company	Franchise	Total
Alabama	10	—	10
Alaska	2	—	2
Arizona	20	—	20
Arkansas	9	—	9
California	8	11	19
Colorado	17	1	18
Connecticut	5	—	5
Delaware	5	—	5
Florida	44	—	44
Georgia	16	3	19
Idaho	6	—	6
Illinois	19	—	19
Indiana	28	8	36
Iowa	11	—	11
Kansas	7	1	8
Kentucky	19	3	22
Louisiana	10	1	11
Maine	3	—	3
Maryland	14	—	14
Massachusetts	10	1	11
Michigan	21	3	24
Minnesota	7	—	7
Mississippi	3	—	3
Missouri	18	—	18
Montana	2	1	3
Nebraska	4	—	4
Nevada	4	—	4
New Hampshire	3	—	3
New Jersey	10	—	10
New Mexico	9	—	9
New York	22	—	22
North Carolina	21	1	22
North Dakota	2	1	3
Ohio	36	1	37
Oklahoma	10	—	10
Oregon	2	—	2
Pennsylvania	27	6	33
Rhode Island	3	—	3
South Carolina	9	—	9
South Dakota	2	—	2
Tennessee	18	1	19
Texas	87	6	93
Utah	10	1	11
Vermont	1	—	1
Virginia	22	—	22
Washington	2	1	3
West Virginia	4	3	7
Wisconsin	11	4	15
Wyoming	2	—	2
Total domestic restaurants	635	58	693
Bahrain	—	1	1
China	—	1	1
South Korea	—	8	8
Kuwait	—	3	3
Mexico	—	3	3
Philippines	—	16	16
Qatar	—	1	1
Saudi Arabia	—	5	5
Taiwan	—	5	5
United Arab Emirates	—	5	5
Total international restaurants	—	48	48
Total system-wide restaurants	635	106	741

Food

Menu. Our restaurants offer a wide variety of menu items at attractive prices that are designed to appeal to a broad range of consumer tastes. At Texas Roadhouse restaurants, we offer a broad assortment of specially seasoned and aged steaks, all cooked over open grills and all but one hand-cut daily on the premises. We also offer our guests a selection of ribs, seafood, chicken, pork chops, pulled pork and vegetable plates, and an assortment of burgers, salads and sandwiches. Entrée prices include roasted in-shell peanuts, fresh baked yeast rolls and most include the choice of two made-from-scratch sides. Other menu items include specialty appetizers such as the "Cactus Blossom®" and "Rattlesnake Bites". We also provide a "12 & Under" menu for children that includes a selection of smaller-sized entrées served with one side item and a beverage.

At Bubba's 33 restaurants, we offer a broad assortment of burgers, pizza and wings as well as a wide variety of appetizers, sandwiches and dinner entrées. Our Bubba's 33 restaurants also offer an extensive selection of draft beer and signature cocktails. We provide a "12 & Under" menu for children that includes a selection of items, including a beverage.

At Jaggers restaurants, we offer fresh, authentic, scratch-made food including double stacked burgers, hand-breaded chicken sandwiches and chicken tenders, made-to-order fresh salads and hand-spun milkshakes. We also provide a "12 & Under" menu for children that includes a selection of smaller-sized entrées, a side, a drink and a cookie.

Most of our full-service restaurants feature a full bar that offers a selection of draft and bottled beer, major brands of liquor and wine as well as made in-house margaritas and signature cocktails. Managing partners are encouraged to tailor their beer selection to include regional and local brands. In 2023, alcoholic beverages at all company restaurants accounted for 10.3% of restaurant sales.

We always strive to maintain a consistent menu at our restaurants. We continually review our menu to consider enhancements to existing menu items or the introduction of new items. We change our menu only after guest feedback and an extensive study of the operational and economic implications. To maintain our high levels of food quality and service, we generally remove one menu item for every new menu item introduced to facilitate our ability to execute high quality meals on a focused range of menu items.

We work with a third-party vendor to manage an online tool to provide nutritional information as well as help customers identify known allergens in each of our menu items. This information is available for all concepts.

Food Quality and Safety. We are committed to serving a varied menu of high quality, great tasting food items with an emphasis on freshness. We have developed proprietary recipes to promote consistency in quality and taste throughout all restaurants and provide a unique flavor experience to our guests. At each domestic Texas Roadhouse restaurant, a trained meat cutter hand cuts our steaks and other restaurant employees prepare our side items and yeast rolls from scratch in the restaurants daily. At both Texas Roadhouse and Bubba's 33 restaurants, we assign individual kitchen employees to the preparation of designated food items in order to focus on quality, consistency, speed and food safety. Additionally, we expect a management level employee to inspect every entrée before it leaves the kitchen to confirm it matches the guest's order and meets our standards for quality, portion size, appearance and presentation.

We employ a team of product coaches whose function is to provide continual, hands-on training and education to the kitchen staff in all of our restaurants for the purpose of reinforcing food quality, recipe consistency, food preparation procedures, food safety and sanitation standards, food appearance, freshness and portion size. The product coach team supports all of our full-service domestic restaurants.

Food safety and sanitation is of utmost importance to us. We currently utilize several additional programs to help facilitate adherence to proper food preparation procedures and food safety standards including our daily taste and temperature procedures. We have a food team whose function, in conjunction with our product coaches, is to develop, enforce and maintain programs designed to promote compliance with food safety guidelines. As a requirement of our quality assurance process, primary food items are purchased from qualified vendors who are regularly audited by reputable, outside inspection services confirming that the vendor is compliant with United States Food and Drug Administration and United States Department of Agriculture guidelines, the results of which are reviewed by our food safety team.

We perform regular food safety and sanitation audits on our restaurants and these results are reviewed by various members of operations and management. To maximize adherence to food safety protocols, we have incorporated

Hazard Analysis Critical Control Points principles and critical procedures (such as hand washing) in each recipe. All restaurant managers are required to complete the American National Standards Institute Certified Food Manager training. In addition, product coaches and certain food team members are required to obtain their Certified Professional-Food Safety designation from the National Environmental Health Association.

Procurement. Our procurement philosophy is designed to supply fresh, quality products to the restaurants at competitive prices while maximizing operating efficiencies. We negotiate directly with suppliers for substantially all food and beverage products to maximize quality and freshness and obtain competitive prices.

Food and supplies are ordered by and shipped directly to our domestic restaurants. Most food products used in the operation of our restaurants are distributed to individual restaurants through an independent national distribution company. We strive to qualify more than one supplier for all key food items and believe that beef of comparable quality as well as all other essential food and beverage products are available, upon short notice, from alternative qualified suppliers.

Service

Service Quality. We believe that guest satisfaction and our ability to continually evaluate and improve the guest experience at each of our restaurants is important to our success. We employ a team of service coaches whose function is to provide consistent, hands-on training and education to our managers and service staff in our domestic restaurants. This training and education reinforces service quality, teamwork, responsible alcohol service, staff attentiveness and guest interactions in the dining room as well as the implementation of new technologies and process changes.

Guest Satisfaction. Through the use of guest surveys, our various websites including "texasroadhouse.com," "bubbas33.com" or "eatjaggers.com," a toll-free guest response telephone line, emails, letters, social media and personal interaction in the restaurant, we receive valuable feedback from guests. We have implemented several programs to evaluate guest satisfaction, with particular attention given to food, beverage and service quality, cleanliness, staff attitude and teamwork, and manager visibility and interaction. We continue to evaluate and implement new processes and technologies relating to guest satisfaction, including reducing guest wait times, improving host interaction with the guest and improving the to-go experience for our guests.

Atmosphere. The atmosphere of our restaurants is intended to appeal to broad segments of the population. Substantially all Texas Roadhouse restaurants are of our prototype design, reflecting a rustic southwestern lodge atmosphere. The interiors feature wood walls and stained concrete floors and are decorated with hand-painted murals, neon signs, southwestern prints, rugs and artifacts. The restaurants continuously play upbeat country hits. Guests may also view a display-baking area, where our fresh baked yeast rolls are prepared, and a meat cooler displaying fresh cut steaks. Once seated at a table, guests can enjoy free fresh baked yeast rolls along with roasted in-shell peanuts. Our Bubba's 33 restaurants feature walls lined with televisions playing a variety of sports events and music videos and are decorated with sports jerseys, neon signs and other local flair. Our fast-casual concept, Jaggers, offers both drive-thru and dining room service in a modern design featuring a contemporary exterior and a comfortable and inviting dining room.

People

Management Personnel. Each of our restaurants is generally staffed with one managing partner and a combination of operations, kitchen and service managers as well as assistant managers. Managing partners are single restaurant operators who have primary responsibility for the day-to-day operations of the entire restaurant. Operations managers support the managing partner in overall operations including oversight over the kitchen and service departments. Kitchen managers have primary responsibility for managing sections of the kitchen staff and certain kitchen operations including food production, preparation, execution and quality standards. Service managers have primary responsibility for managing sections of the front of house staff and certain dining room, bar and to-go operations including service quality and the guest experience. Assistant managers support our managing partners, operations managers and kitchen and service managers. All managers are responsible for maintaining our standards of quality and performance.

We use market partners to oversee the operation of our restaurants. Each market partner oversees a group of varying sizes of managing partners and their respective management teams. Market partners are also responsible for the hiring and development of each restaurant's management team and assisting in the site selection process. Through regular visits to the restaurants, the market partners facilitate adherence to all aspects of our concepts, strategies and standards of quality. To further facilitate adherence to our standards of quality and to maximize uniform execution throughout the system, we employ product coaches and service coaches who regularly visit the restaurants to assist in training of both new and existing employees and to grade food and service quality. The attentive service and high quality food, which results from each restaurant having a managing partner, at least two to four managers and the hands-on assistance of a product coach and a service coach, are critical to our success.

Managing partners and market partners are required, as a condition of employment, to sign a multi-year employment agreement. The annual compensation of our managing partners and market partners includes a base salary plus a percentage of pre-tax income of the restaurant(s) they operate or supervise. Managing partners and market partners are eligible to participate in our equity incentive plan and are required to make refundable deposits at the time of hire, that reinforces an ownership mentality. Generally, the deposits are refunded after five years of continuous service.

Training and Development. All restaurant employees are required to complete varying degrees of training before and during employment. Our comprehensive training program emphasizes our operating strategy, procedures and standards, including responsible alcohol service, and is typically conducted individually at our restaurants or in groups throughout the country.

Our managing and market partners are generally required to have significant experience in the full-service restaurant industry and are generally hired at a minimum of nine months before their placement in a new or existing restaurant to allow time to fully train in all aspects of restaurant operations. All managing partners, kitchen and service managers and other management employees are required to complete an extensive training program of up to 20 weeks, which includes training for every position in the restaurant. Trainees are validated at pre-determined points during their training by a market partner, managing partner, product coach and service coach.

We have designated a number of our restaurants to be certified as training centers by our training department. These stores are utilized to train our new and existing managers to ensure compliance with all operating procedures and guidelines. Additionally, most restaurants are staffed with training coordinators responsible for ongoing daily training needs.

For new restaurant openings, a full team of designated trainers, each specializing in a specific restaurant position, is deployed to the restaurant at least ten days before opening. Formal employee training begins seven days before opening and follows a uniform, comprehensive training course as directed by a service coach.

Marketing

Our marketing strategy aims to promote our brands while retaining a localized focus. We strive to increase comparable restaurant sales by increasing the frequency of visits by our current guests and attracting new guests to our restaurants and also by communicating and promoting our concepts' food quality, the guest experience and value. We accomplish these objectives through three major initiatives.

Local Restaurant Marketing. Given our strategy to be a neighborhood destination, local restaurant marketing is integral in developing brand awareness in each market. Managing partners are encouraged to participate in creative community-based marketing. We also engage in a variety of promotional activities, such as contributing time, money and complimentary meals to charitable, civic and cultural programs. We employ marketing coordinators at the restaurant and market level to develop and execute the majority of the local marketing strategies.

In-restaurant Marketing. A significant portion of our marketing fund is spent communicating with our guests inside our restaurants through point of purchase materials. We believe special promotions such as Valentine's Day, Mother's Day and Veterans Day drive notable repeat business. Our eight-week holiday gift card campaign is one of our most impactful promotions.

Advertising. Our restaurants do not rely on national television or print advertising to promote our brands. Earned local media is a critical part of our strategy that features our products and people. Our restaurants use a permission-based email loyalty program, as well as social media and digital marketing, to promote the brand and engage with our guests. Our approach to media aligns with our focus on local store marketing and community involvement. Additionally, we continue to look for ways through various strategic initiatives to drive awareness and guest engagement with our brands. This includes the introduction of branded food and retail products that are available for purchase online or in select retailers. These products include non-royalty based food and accessories as well as licensing arrangements for certain non-alcoholic beverages.

Restaurant Franchise Arrangements

Franchise Restaurants. As of December 26, 2023, we had 21 franchisees that operated 106 Texas Roadhouse and Jaggers restaurants in 20 states and ten foreign countries. Domestically, franchise rights for our Texas Roadhouse restaurants are granted for specific restaurants only, as we have not granted any rights to develop a territory. We are currently not accepting new domestic Texas Roadhouse franchisees. Approximately 85% of our franchise restaurants are operated by ten franchisees and no franchisee operates more than 16 restaurants.

Our standard Texas Roadhouse domestic franchise agreement has a term of ten years with two renewal options for an additional five years each if certain conditions are satisfied. Our current form of domestic franchise agreement generally requires the franchisee to pay a franchise fee for each restaurant opened and royalties based on a percentage of gross sales. In addition, domestic Texas Roadhouse franchisees are required to pay a percentage of gross sales to a national marketing fund for system-wide promotions and related efforts.

We have entered into area development and franchise agreements for the development and operation of Texas Roadhouse restaurants in several foreign countries and one U.S. territory. For the existing international agreements, the franchisee is generally required to pay us a development fee for our grant of development rights in the named countries, a franchise fee for each restaurant to be opened and royalties on the sales of each restaurant.

We have also entered into area development agreements for Jaggers, our fast-casual concept. Currently, we have agreements in place that allow for the development and operation of restaurants in specific territories in Texas, Oklahoma, and North Carolina. As part of these agreements, the franchisees are required to pay us a development fee for our grant of development rights in the named territories, a franchise fee for each restaurant to be opened and royalties based on a percentage of gross sales. We opened our first two Jaggers franchise restaurants in 2023.

Our standard Texas Roadhouse and Jaggers domestic franchise agreements give us the right, but not the obligation, to compel a franchisee to transfer its interests to us based on pre-determined formulas included in our franchise agreements.

Any of our area development or franchise agreements, whether domestic or international, may be terminated if the franchisee defaults in the performance of any of its obligations under the development or franchise agreement, including its obligations to develop the territory or operate its restaurants in accordance with our standards and specifications. A franchise agreement may also be terminated if a franchisee becomes insolvent, fails to make its required payments, creates a threat to the public health or safety, ceases to operate the restaurant, or misuses our trademarks.

Franchise Compliance Assurance. We have various systems in place to promote compliance with our systems and standards, both during the development and operation of franchise restaurants. We actively work with our franchisees to support successful franchise operations as well as compliance with our standards and procedures. During the restaurant development phase, we consent to the selection of restaurant sites and make available copies of our prototype building plans to franchisees. In addition, we ensure that the building design is in compliance with our standards. We provide training to the managing partner and up to three other managers of a franchisee's first restaurant. We also provide trainers to assist in the opening of every domestic franchise restaurant and we provide trainers to assist our international franchisees in the opening of their restaurants until such time as they develop an approved restaurant opening training program. Finally, on an ongoing basis, we conduct reviews on all franchise restaurants to determine their level of effectiveness in executing our concept at a variety of operational levels. Our franchisees are required to follow the same standards and procedures regarding equipment and food purchases, preparation and safety procedures as we maintain in our company restaurants. Reviews are conducted by seasoned operations teams and focus on key areas including health, safety and execution proficiency.

Management Services. We provide management services to certain domestic franchise restaurants, some in which we have an ownership interest and others in which we have no ownership interest. Such management services may include accounting, operational supervision, human resources, training, and food, beverage and equipment consulting for which we receive monthly fees. We also make available to these restaurants certain legal services, restaurant employees and employee benefits on a pass-through cost basis.

Information Technology

All of our company restaurants utilize computerized management information systems, which are designed to improve operating efficiencies, provide restaurant and Support Center management with timely access to financial and operating data and reduce administrative time and expense. With our current information systems, we have the ability to query, report and analyze this intelligent data on a daily, weekly, monthly, quarterly and year-to-date basis and beyond, on a company-wide, concept, regional, market or individual restaurant basis. Together, this enables us to closely monitor sales and operating expenses at each of our restaurants throughout all concepts. We have a number of systems and reports that provide comparative information that enables both restaurant and Support Center management to supervise the financial and operational performance of our restaurants and to recognize and understand trends in the business. Restaurant hardware and software support for all of our restaurants is provided and coordinated from the restaurant Support Center in Louisville, Kentucky.

In the course of business, we gather and maintain sensitive information from our guests, employees, partners and business operations. To protect this information, we have created and implemented a detailed set of procedures that are informed by recognized national and international standards. We have implemented extensive detective and preventative controls designed to ensure the appropriate level of protection for the confidentiality, integrity and availability of data stored on or transferred through our information technology resources. Additionally, we guard against business interruption by maintaining a disaster recovery plan, which includes, among other things, storing critical business information off-site, maintaining a redundant data center, testing the disaster recovery plan and providing on-site power backup.

In addition to cash, we accept credit cards, debit cards and gift cards as payment at our restaurants. We have systems and processes in place that focus on the protection of our guests' credit and debit card information and other private information that we are required to protect, such as our employees' personal information. Our systems have been carefully designed and configured to safeguard against data loss or compromise. We submit our systems to regular audit and review, ensuring compliance with the requirements of Payment Card Industry Data Security Standards and to assess vulnerability in our systems. See Risk Factors in Item 1A of this Form 10-K for a discussion of risks associated with breaches of security related to confidential guest and/or employee information.

We have made several digital enhancements to improve the guest experience and better support increased volumes at our restaurants. These enhancements include a new, fully customized digital experience that allows our guests to get on the waitlist or place an order for pickup or curbside service. The new digital experience also has added gift card and payment functionality. We have also implemented texting systems which allows our dine-in guests to wait outside or in their cars and has improved the to-go experience. In addition, we have implemented systems that enable touchless menus and contactless payments, providing a smoother guest checkout experience and enhanced turnaround times. Finally, we have started implementing digital display systems in our kitchens that increase kitchen efficiency, allow us to handle increased volumes and enhance the employee experience.

We believe that our current systems and practice of implementing regular updates will position us well to support our current needs and future growth. Information systems projects are prioritized based on strategic, financial, regulatory and other business advantage criteria.

Competition

Competition in the restaurant industry is intense. We compete with well-established food service companies on the basis of taste, quality and price of the food offered, service, atmosphere, location, take-out and delivery options as well as the overall dining experience. Our competitors include a large and diverse group of restaurant chains and individual restaurants that range from independent local operators that have opened restaurants in various markets to well-capitalized national restaurant chains. We also face competition from meal kit delivery services as well as the supermarket industry. In addition, improving product offerings of fast casual and quick-service restaurants and better execution of to-go sales, together with negative economic conditions could cause consumers to choose less expensive alternatives. Although we believe that we compete favorably with respect to each of the above channels, other restaurants and retail establishments compete for the same casual dining guests, quality site locations and restaurant-level employees as we do. We expect intense competition to continue across all aspects of the restaurant industry.

Trademarks

Our registered trademarks and service marks include, among others, our trade names and logos and proprietary rights related to certain core menu offerings. We have registered all of our significant marks for our restaurants with the United States Patent and Trademark Office. We have registered or have registrations pending for our most significant trademarks and service marks in multiple foreign jurisdictions. To better protect our brands, we have also registered various Internet domain names. We believe that our trademarks, service marks and other proprietary rights have significant value and are important to our brand-building efforts and the marketing of our restaurant concepts.

Government Regulation

We are subject to a variety of federal, state, local and international laws affecting our business. For a discussion of the risks and potential impact on our business of a failure by us to comply with applicable laws and regulations, see Item 1A, Risk Factors.

Each of our restaurants is subject to permitting and licensing requirements and regulations by a number of government authorities, which may include, among others, alcoholic beverage control, health and safety, sanitation, labor, zoning and public safety agencies in the state and/or municipality in which each restaurant is located. The development and operation of restaurants depends on selecting and acquiring suitable sites that satisfy our financial targets, which are subject to zoning, land use, environmental, traffic and other regulations.

In addition to domestic regulations, our international business exposes us to additional regulations, including antitrust and tax requirements, anti-boycott legislation, import/export and customs regulations and other international trade regulations, the USA Patriot Act and the Foreign Corrupt Practices Act. We are also subject to laws and regulations relating to the preparation and sale of food, including regulations regarding product safety, nutritional content and menu labeling.

In order to serve alcoholic beverages in our restaurants, we must comply with alcoholic beverage control regulations which require each of our restaurants to apply to a state authority, and, in certain locations, county or municipal authorities, for a license or permit to sell alcoholic beverages on the premises. These licenses or permits must be renewed annually and may be revoked or suspended for cause at any time. We are also subject in certain states to "dram shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that served alcoholic beverages to the intoxicated person. Consistent with industry standards, we focus on responsible alcohol service training and carry liquor liability coverage as part of our existing comprehensive general liability insurance as well as excess umbrella coverage.

Our restaurant operations are also subject to federal and state labor laws governing such matters as minimum and tipped wage requirements, overtime pay, health benefits, unemployment taxes, workers' compensation, work eligibility requirements, working conditions, safety standards and hiring and employment practices. A significant number of our hourly restaurant personnel receive tips as part of their compensation and are paid at or above a minimum wage rate after giving effect to applicable tips. We rely on our employees to accurately disclose the full amount of their tip income. We base our FICA tax reporting on the disclosures provided to us by our tipped employees.

Our facilities must comply with the applicable requirements of the Americans with Disabilities Act of 1990 ("ADA") and related state accessibility statutes. Under the ADA and related state laws, we must provide equivalent service to disabled persons and make reasonable accommodation for their employment. In addition, when constructing or undertaking remodeling of our restaurants, we must make those facilities accessible.

We are subject to laws relating to information security, privacy, cashless payments and consumer credit protection and fraud. An increasing number of governments and industry groups worldwide have established data privacy laws and standards for the protection of personal information, including social security numbers, financial information (including credit and debit card numbers) and health information.

Seasonality

Our business is subject to seasonal fluctuations. Historically, sales in most of our restaurants have been higher during the winter months of each year. Holidays, changes in weather, severe weather and similar conditions may impact sales volumes seasonally in some operating regions. As a result, our quarterly operating results and comparable restaurant sales may fluctuate due to seasonality. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and comparable restaurant sales for any particular future period may fluctuate.

Human Capital Management

At Texas Roadhouse, we take pride in being a people-first company. As of December 26, 2023, we employed approximately 91,000 people. This included 845 executive and administrative personnel and 3,507 restaurant management personnel, while the remainder were full and part-time hourly restaurant personnel. None of our employees are covered by a collective bargaining agreement and we consider our employee relations to be good.

Our business relies on our ability to attract and retain talented employees. To attract and retain talent, we strive to maintain our people-first culture through shared core values, a performance-based compensation program supported by competitive benefits and health programs with opportunities for our employees to grow and develop in their careers.

Additionally, we believe that diversity and inclusion are vital parts of our culture and what truly makes us legendary. We value and welcome employees of all walks of life to share their talents, gifts and strengths while working in our restaurants and the Support Center, as we strive to reflect the communities we are proud to serve. As a result, we are committed to attracting, retaining, engaging and developing a workforce that mirrors the diversity of our guests and is committed to upholding our shared values. The table below shows the gender and racial and ethnic diversity of our employees as of December 26, 2023:

	December 26, 2023	
	Women	**People of Color (1)**
Support Center.	54 %	11 %
Restaurant Managers.	39 %	24 %
Hourly Restaurant Employees	57 %	40 %

(1)   Denotes employees at company restaurants and our Support Center that identify as American Indian/Alaskan Native, Asian, Black/African American, Hispanic/Latino, Native Hawaiian/Pacific Islander or two or more races.

Maintaining our Culture and Core Values. In our restaurants and at our Support Center, we are committed to our shared "Core Values of Passion, Partnership, Integrity, and Fun…all with Purpose". These Core Values form the foundation of who we are as a company and how we interact with respect, appreciation, and fairness towards one another every day.

Performance-based Compensation and Benefits. We support our employees by offering competitive wages and benefits for eligible employees. In addition to salaries, these programs (which vary by employee level) include, among other items, bonuses, stock awards, retirement savings plans with employer matching contributions, healthcare and insurance benefits, health savings and flexible spending accounts, tuition reimbursement, paid time off, paid parental leave and various employee assistance programs.

We also offer a performance-based compensation program to our managing partners and market partners. Each of these positions earn a base salary plus a performance bonus, which represents a percentage of each of their respective restaurant's pre-tax income. By providing our partners with a significant stake in the success of our restaurants, we believe that we are able to attract and retain talented, experienced and highly motivated managing and market partners.

Personal Development. We motivate and develop our employees by providing them with opportunities for increased responsibilities and advancement. We provide numerous training opportunities for our employees, with a focus on continuous learning and development. With thousands of leadership positions across our restaurants, we provide a pathway and training for thousands of individuals across the country to advance from entry-level jobs into management roles. In addition, our geographic footprint often allows us to offer our restaurant team members relocation options at similar roles due to personal circumstances.

Health and Safety. The health and safety of our employees is a top priority and we are committed to providing a safe workplace, ensuring the safety and well-being of all team members while also ensuring that we are in compliance with all laws and regulations as well as internal policies. This commitment includes the deployment of specific protocols and standards to our restaurants that focus on maintaining the health and safety of our employees.

Andy's Outreach. Founded in 2005, Andy's Outreach is a non-profit, tax-exempt organization whose mission is to provide financial support to employees of Texas Roadhouse and their families in times of severe hardship or crisis and in cases of tragic or catastrophic need. Andy's Outreach is mainly funded by the support of Texas Roadhouse employees through payroll contributions, a domestic franchise store that is owned by Andy's Outreach and other fundraising efforts. Since its inception, Andy's Outreach has assisted over 20,000 employees and distributed over $26 million.

Corporate Sustainability

Our corporate sustainability mission is to leave every community better than we found it by focusing on four pillars – food, community, employees and conservation. As we test and roll out new programs, we continue to build champions who are invested in furthering our sustainability efforts. Ongoing initiatives such as our meat cutter program, support of non-profits, employee development and focus on conservation, create steady progress for our overall corporate sustainability program and are integrated into our daily operations. Additional information about our corporate sustainability mission is available through our website at www.texasroadhouse.com, under the corporate sustainability section.

Website Access to Reports

We make our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, available, free of charge on or through our website, www.texasroadhouse.com, as soon as reasonably practical after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). The SEC maintains an internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Information about our Executive Officers

Set forth below are the name, age, position and a brief account of the business experience of each of our executive officers. Executive officers are appointed by our Board of Directors (the "Board") and serve until their successors are appointed or until resignation or removal, in accordance with their employment agreements. There are no family relationships among any of our executive officers.

Name	Age	Position
Gerald L. Morgan	63	Chief Executive Officer
Regina A. Tobin	60	President
Christopher C. Colson	47	Chief Legal and Administrative Officer
Hernan E. Mujica	62	Chief Technology Officer
D. Christopher Monroe	57	Chief Financial Officer
Travis C. Doster	57	Chief Communications Officer

Gerald L. Morgan. Mr. Morgan was appointed Chief Executive Officer in March 2021. Mr. Morgan joined Texas Roadhouse in 1997, during which time he has held the positions of Managing Partner, Market Partner and Regional Market Partner. Mr. Morgan also served as President from December 2020 to January 2023. Mr. Morgan has more than 35 years of restaurant management experience with Texas Roadhouse, Bennigan's Restaurants and Burger King.

Regina A. Tobin. Ms. Tobin was appointed President in January 2023. Ms. Tobin joined Texas Roadhouse in 1996, during which time she has held the positions of Managing Partner, Market Partner, Vice President of Training and served as Chief Learning and Culture Officer from June 2021 through her appointment as President. Ms. Tobin has more than 30 years of restaurant management experience.

Christopher C. Colson. Mr. Colson was appointed Chief Legal and Administrative Officer in January 2023 and Corporate Secretary in August 2019. Mr. Colson joined Texas Roadhouse in 2005, during which time he has held the positions of Senior Counsel, Associate General Counsel, Executive Director of the Global Development Group, and General Counsel, a position he held from March 2021 through his appointment as Chief Legal and Administrative Officer. Mr. Colson has over 20 years of restaurant industry experience with Texas Roadhouse, Frost Brown Todd (serving as outside counsel to Texas Roadhouse), YUM! Brands and KPMG.

Hernan E. Mujica. Mr. Mujica was appointed Chief Technology Officer in January 2023. Mr. Mujica joined Texas Roadhouse in January 2012 as Vice President of Information Technology and then Chief Information Officer, a position he held from March 2021 through his appointment as Chief Technology Officer. Prior to joining Texas

Roadhouse, Mr. Mujica held senior management positions at The Home Depot and Arthur Andersen. Mr. Mujica has over 30 years of experience in both industry and consulting roles.

D. Christopher Monroe. Mr. Monroe was appointed Chief Financial Officer in June 2023 when he joined Texas Roadhouse. Prior to joining Texas Roadhouse, Mr. Monroe held various senior level financial positions, most recently as Senior Vice President of Finance and Treasurer, at Southwest Airlines. Mr. Monroe has over 30 years of financial experience.

Travis C. Doster. Mr. Doster was appointed Chief Communications Officer in November 2023. Mr. Doster joined Texas Roadhouse in 2006 as the Director, then Senior Director and Vice President of Communications, a position he held from 2018 through his appointment as Chief Communications Officer. Prior to joining Texas Roadhouse, Mr. Doster held a senior management position at FSA Public Relations where he provided services for national clients including Jimmy John's, Qdoba and Cameron Mitchell Restaurants. Mr. Doster has over 30 years of media, public relations and industry experience.

ITEM 1A. RISK FACTORS

Careful consideration should be given to the risks described below. If any of the risks and uncertainties described in the cautionary factors described below actually occur, our business, financial condition, results of operations, liquidity and the trading price of our common stock could be materially and adversely affected. Moreover, we operate in a very competitive and rapidly changing environment. New factors emerge from time to time and it is not possible to predict the impact of all these factors on our business, financial condition, results of operations or liquidity.

Risks Related to our Growth and Operating Strategy

Our growth strategy, which primarily depends on our ability to open new restaurants that are profitable, is subject to many factors, some of which are beyond our control.

We cannot assure you that we will be able to open new restaurants that are profitable in accordance with our expansion plans. We have experienced delays in opening some of our restaurants in the past and may experience delays in the future. These delays impact the timing of new restaurant openings and the related pre-opening expenses. Delays or failures in opening new restaurants could adversely affect our growth strategy. One of our biggest challenges in executing our growth strategy may be locating and securing an adequate supply of suitable new restaurant sites that satisfy our financial targets. Competition for suitable restaurant sites in our target markets may be intense.

Once opened, we anticipate that our new restaurants will generally take several months to reach planned operating levels due to start-up inefficiencies typically associated with new restaurants. We cannot assure you that any restaurant we open will be profitable or obtain operating results similar to those of our existing restaurants. Some of our new restaurants will be located in areas where we have little or no meaningful experience. Those new markets may have smaller trade areas and different competitive conditions, consumer tastes and discretionary spending patterns than our traditional, existing markets, which may cause our new store locations to be less successful than restaurants in our existing market areas. Restaurants opened in new markets may open at lower average weekly sales volume than restaurants opened in existing markets and may have higher restaurant-level operating expense ratios than in existing markets. Sales at restaurants opened in new markets may take longer to reach average unit volume, if at all, thereby affecting our overall profitability. Our localized marketing strategy may not result in brand awareness and guest engagement. Additionally, the opening of a new restaurant could negatively impact sales at one or more of our existing nearby restaurants, which could adversely affect our results of operations.

Our ability to open new restaurants that are profitable will also depend on numerous other factors, many of which are beyond our control, including, but not limited to, the following:

- our ability to hire, train and retain qualified operating personnel, especially market partners, managing partners, and/or other restaurant management personnel who can execute our business strategy and maintain our culture and brand standards;

- our ability to negotiate suitable purchase or lease terms to execute our business strategy;

- the availability and cost of construction materials, equipment and labor;

- our ability to control construction and development costs of new restaurants (including increased site, supply chain and distribution costs);

- our ability to secure required governmental approvals and permits in a timely manner, or at all;

- road construction and other factors limiting access to the restaurant;

- delays by our landlord or other developers in constructing other parts of a development adjacent to our premises in a timely manner;

- redevelopment of other parts of a development adjacent to our premises that affect the parking available for our restaurant;

- our ability to secure liquor licenses;

- competitive and economic conditions, consumer tastes and discretionary spending patterns that are different from and more difficult to predict or satisfy than in our existing markets;

- changes in federal, state and/or local tax laws;

- the cost and availability of capital to fund construction costs and pre-opening expenses; and

- the impact of inclement weather, natural disasters and other calamities.

You should not rely on past changes in our average unit volume or our comparable restaurant sales as an indication of our future results of operations because they may fluctuate significantly.

A number of factors have historically affected, and will continue to affect, our average unit volume and comparable restaurant sales, including, among other factors:

- consumer awareness and understanding of our concepts;

- our ability to execute our business strategy effectively;

- our ability to maintain higher levels of to-go sales at our restaurants;

- competition, from our competitors in the restaurant industry, our own restaurants, and/or other food service providers (such as delivery services and grocery stores);

- the impact of permanent changes in weather patterns that can cause inclement weather, natural disasters and other calamities which impact guest traffic or product availability at our restaurants;

- consumer trends and seasonality;

- our ability to increase menu prices without adversely impacting guest traffic counts or per person average check growth;

- introduction of new menu items;

- loss of parking and/or access rights due to government action (such as eminent domain actions) or through private transactions;

- closures and/or dining rooms operating at limited capacity due to government mandated restaurant closures and/or limited availability of staff to meet our business standards;

- negative publicity regarding food safety, health concerns, quality of service, and other food or beverage related matters, including the integrity of our or our suppliers' food processing;

- general economic conditions, including an economic recession, which can affect restaurant traffic, local labor costs and prices we pay for the food and beverage products and other supplies we use;

- legislation that impacts our suppliers' ability to maintain compliance with laws and regulations and impacts our ability to source product; and

- effects of actual or threatened terrorist attacks (including cyber and/or ransomware attacks).

Our average unit volume and comparable restaurant sales may not increase at rates achieved in the past, which may affect our sales growth and will continue to be a critical factor affecting our profitability. Our business is also subject to seasonal fluctuations. Historically, sales in most of our restaurants have been higher during the winter months of each year. Holidays, changes in weather, severe weather and similar conditions may impact sales volumes seasonally in some operating regions. Accordingly, results for one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and comparable restaurant sales for any particular future period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors. In that event, the price of our common stock could decrease.

The development and/or acquisition of new restaurant concepts may not contribute to our growth.

The development of new restaurant concepts, including Bubba's 33 and Jaggers, created internally or acquired as a part of our other strategic initiatives may not be as successful as our experience in the development of the Texas Roadhouse concept. These concepts may have lower brand awareness and less operating experience than most Texas Roadhouse restaurants. In addition, they may have a higher initial investment cost and/or a lower per person average check amount. As a result, the development and/or acquisition of new restaurant concepts may not contribute to our average unit volume growth and/or profitability in an incremental way. We can provide no assurance that new units will be accepted in the markets targeted for expansion and/or that we or our franchisees will be able to achieve our targeted returns when opening new locations. In the future, we may determine not to move forward with any further expansion and/or acquisition of new restaurant concepts. These decisions could limit or delay our overall long-term growth. Additionally, expansion and/or acquisition of new restaurant concepts might divert our management's attention from other business concerns or initiatives and could have an adverse impact on our core Texas Roadhouse business.

Our expansion into international markets presents increased economic, political, regulatory and other risks.

As of December 26, 2023, our operations include 48 Texas Roadhouse franchise restaurants in ten countries outside the United States, and we expect to have further international expansion in the future with one or more of our concepts. The entrance into international markets may not be as successful as our experience in the development of the Texas Roadhouse concept domestically or any success we have had with the Texas Roadhouse concept in other international markets. In addition, operating in international markets may require significant resources and management attention and will subject us to economic, political and regulatory risks that are different from and incremental to those in the United States. In addition to the risks that we face in the United States, our international operations involve risks that could adversely affect our business, including:

- the need to adapt our concepts for specific cultural and language differences;

- new and different sources of competition;

- the ability to identify appropriate business partners;

- difficulties and costs associated with staffing and managing foreign operations;

- difficulties in adapting and sourcing product specifications for international restaurant locations;

- fluctuations in currency exchange rates, which could impact royalties, revenue and expenses of our international operations and expose us to foreign currency exchange rate risk;

- difficulties in complying with local laws, regulations and customs in foreign jurisdictions;

- unexpected changes in regulatory requirements or tariffs on goods needed to construct and/or operate our restaurants;

- political or social unrest, economic instability and destabilization of a region;

- effects of actual or threatened terrorist attacks;

- health concerns from global pandemics;

- compliance with U.S. laws such as the Foreign Corrupt Practices Act, and similar laws in foreign jurisdictions;

- differences in the registration and/or enforceability of intellectual property and contract rights;

- adverse tax consequences;

- profit repatriation and other restrictions on the transfer of funds; and

- different and more stringent user protection, data protection, privacy and other laws.

Our failure to manage any of these risks successfully could harm our future international operations and our overall business and results of our operations.

We are also subject to governmental regulations throughout the world impacting the way we do business with our international franchisees. These include antitrust and tax requirements, anti-boycott regulations, import/export/customs, tariffs and other international trade regulations, the USA Patriot Act and the Foreign Corrupt Practices Act. Failure to comply with any such legal requirements could subject us to monetary liabilities and other sanctions, which could adversely impact our business and financial performance.

Acquisition of existing restaurants from our domestic franchisees and other strategic initiatives may have unanticipated consequences that could harm our business and our financial condition.

We plan to continue to opportunistically acquire existing restaurants from our domestic franchisees over time. Additionally, from time to time, we evaluate potential mergers, acquisitions, joint ventures or other strategic initiatives (including retail initiatives utilizing our intellectual property or other brand extensions) to acquire or develop additional business channels or concepts, and/or change the business strategy regarding an existing concept. To successfully execute any acquisition or development strategy, we will need to identify suitable acquisition or development candidates, negotiate acceptable acquisition or development terms and possibly obtain appropriate financing.

Any acquisition or future development that we pursue, including the on-going development of new concepts or retail initiatives utilizing our intellectual property, whether or not successfully completed, may involve risks, including:

- material adverse effects on our operating results, particularly in the fiscal quarters immediately following the acquisition or development as the restaurants are integrated into our operations;

- risks associated with entering into new domestic markets or conducting operations where we have no or limited prior experience;

- risks associated with successfully integrating new employees, processes and systems while also maintaining our culture and brand standards;

- risks inherent in accurately assessing the value, future growth potential, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates, and our ability to achieve projected economic and operating synergies, without impacting our underlying business; and

- the diversion of management's attention from other business concerns.

Future acquisitions of existing restaurants from our franchisees or other strategic partners, which may be accomplished through a cash purchase transaction, the issuance of shares of common stock or a combination of both, could have a dilutive impact on holders of our common stock and result in the incurrence of debt and contingent liabilities and impairment charges related to goodwill and other tangible and intangible assets, any of which could harm our business and financial condition. Additionally, following a franchise acquisition, we may be required to incur substantial capital improvement costs to meet company standards, which could impact our return on such acquisition.

Additionally, we may evaluate other means to leverage our competitive strengths, including the expansion of our products across other strategic initiatives or business opportunities (including retail initiatives utilizing our intellectual property). The expansion of our products may damage our reputation if products bearing our brands are not of the same quality or value that guests associate with our concepts. In addition, we may experience dilution of the goodwill associated with our concepts as they become more common and increasingly accessible.

Approximately 21% of our company restaurants are located in Texas and Florida and, as a result, we are sensitive to economic and other trends and developments in those states.

As of December 26, 2023, we operated a total of 87 company restaurants in Texas and 44 company restaurants in Florida. As a result, we are particularly susceptible to adverse trends and economic conditions in those states, including any state mandated changes in minimum and tipped wage rates and economic pressures that may result in lower sales and profits at our restaurants. In addition, given our geographic concentration in these states, negative publicity regarding any of our restaurants in either Texas or Florida could have a material adverse effect on our business and operations, as could other occurrences in either Texas or Florida such as health epidemics or pandemics, local strikes, energy shortages or extreme fluctuations in energy prices, droughts, earthquakes, hurricanes, fires or other natural disasters.

Our franchisees could take actions that could harm our business.

Both our domestic and international franchisees are contractually obligated to operate their restaurants in accordance with our applicable restaurant operating standards. We also provide training and support to franchisees. However, most franchisees are independent third parties that we do not control, and these franchisees own, operate and oversee the daily operations of their restaurants. As a result, the ultimate success and quality of any franchise restaurant rests with the franchisee. If franchisees do not successfully operate restaurants in a manner consistent with our standards, our image and reputation could be harmed, which in turn could adversely affect our business and operating results.

Decreased cash flow from operations, or an inability to access credit, could negatively affect our business initiatives or may result in our inability to execute our revenue, expense, and capital allocation strategies.

Our ability to fund our operating plans and to implement our capital allocation strategies depends on sufficient cash flow from operations and/or other financing, including the use of funding under our credit facility. We also may seek access to the debt and/or equity capital markets. There can be no assurance, however, that these sources of financing will be available on terms favorable to us, or at all. Our capital allocation strategies include, but are not limited to, new restaurant development, payment of dividends, refurbishment or relocation of existing restaurants, repurchases of our common stock and franchise acquisitions. If we experience decreased cash flow from operations, our ability to fund our operations and planned initiatives, and to take advantage of growth opportunities, may be delayed or negatively affected. In addition, these disruptions or a negative effect on our revenue could affect our ability to borrow or comply with our covenants under our credit facility. If we are unable to raise additional capital, our growth could be impeded.

Our existing credit facility limits our ability to incur additional debt.

The lenders' obligation to extend credit under our credit facility depends on our maintaining certain financial covenants. If we are unable to maintain these covenants, we would be unable to obtain additional financing under this credit facility. The credit facility permits us to incur additional secured or unsecured indebtedness outside the credit facility, except for the incurrence of secured indebtedness that in the aggregate is equal to or greater than $125.0 million and 20% of our consolidated tangible net worth or circumstances where the incurrence of secured or unsecured indebtedness would prevent us from complying with our financial covenants. If we are unable to borrow additional capital or have sufficient liquidity to either repay or refinance the then outstanding balance at the expiration of our credit facility, or upon violation of the covenants, our growth could be impeded and our financial performance could be significantly adversely affected.

We are subject to all of the risks associated with leasing space subject to long-term non-cancelable leases, as well as risks related to renewal.

The majority of our company restaurants are located on leased premises. Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. In connection with the relocation, other operational changes or closure of any restaurant, we may nonetheless be committed to perform on our obligations under the applicable lease including, among other things, paying the base rent and real estate taxes for the balance of the lease term. We also are subject to landlord actions that could negatively impact our business or operations.

In addition, as each of our leases expires, there can be no assurance we will be able to renew our expiring leases after the expiration of all remaining renewal options, either on commercially acceptable terms or at all. As a result, at the end of the lease term and expiration of all renewal periods, we may be unable to renew the lease without substantial additional cost, if at all. As a result, we may be required to relocate or close a restaurant, which could subject us to construction and other costs and risks and may have an adverse effect on our results of operations.

We may be required to record additional impairment charges in the future.

In accordance with accounting guidance as it relates to the impairment of long-lived assets, we make certain estimates and projections with regard to company restaurant operations, as well as our overall performance in connection with our impairment analysis for long-lived assets. When impairment triggers are deemed to exist for any company restaurant, the estimated undiscounted future cash flows for the restaurant are compared to its carrying value. If the carrying value exceeds the undiscounted cash flows, an impairment charge would be recorded equal to the difference between the carrying value and the estimated fair value.

We review the value of our goodwill on an annual basis and also when events or changes in circumstances indicate that the carrying value of goodwill may exceed its fair value. The estimates of fair value are based upon the best information available as of the date of the assessment and incorporate management assumptions about expected future cash flows and contemplate other valuation measurements and techniques.

The estimates of fair value used in these analyses require the use of judgment, certain assumptions and estimates of future operating results. If actual results differ from our estimates or assumptions, additional impairment charges may be required in the future. If impairment charges are significant, our results of operations could be adversely affected.

Risks Related to Consumer Discretionary Spending and Macroeconomic Conditions

Changes in consumer preferences and discretionary spending could adversely affect our business.

Our success depends, in part, upon the popularity of our food products. Continued social concerns or shifts in consumer preferences away from our restaurants or food offerings, particularly beef, could harm our business. Consumer preferences regarding food sourcing in response to environmental or welfare concerns could also harm our business. Additionally, our success depends to a significant extent on discretionary consumer spending, which is influenced by general economic conditions, including high inflationary periods, and the availability of discretionary income. Accordingly, we may experience declines in sales during economic downturns, pandemics or other periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our business, results of operations, financial condition or liquidity.

Our objective to increase sales and profits at existing restaurants could be adversely affected by macroeconomic conditions.

In future periods, the U.S. and global economies could further suffer from a downturn in economic activity. Recessionary economic cycles, higher interest rates, higher fuel and other energy costs, sustained labor inflation, increases in commodity prices, higher levels of unemployment, higher consumer debt levels, higher tax rates and other changes in tax laws, financial market volatility, social unrest, government spending, a low or stagnant pace of economic recovery and growth, or other economic factors that may affect consumer spending or buying habits could adversely affect the demand for our products. In addition, there is no assurance that any governmental plans to stimulate the economy will foster growth in consumer spending or buying habits. As in the past, we could experience reduced guest traffic or we may be unable or unwilling to increase the prices we charge for our products to offset higher costs or fewer transactions, either of which could reduce our sales and profit margins. Also, landlords or other tenants in the shopping centers in which some of our restaurants are located may experience difficulty as a result of macroeconomic trends or cease to operate, which could in turn negatively affect guest traffic at our restaurants. All of these factors could have a material adverse impact on our business, results of operations, financial condition or liquidity.

Risks Related to Government Regulation and Litigation

We may not be able to obtain and maintain licenses and permits necessary to operate our restaurants and compliance with governmental laws and regulations could adversely affect our operating results.

The restaurant industry is subject to various federal, state and local government regulations, including those relating to the sale of food and alcoholic beverages. Such regulations are subject to change from time to time, sometimes without notice to us. The failure to obtain and maintain these licenses, permits and approvals, including liquor licenses, could adversely affect our operating results. Difficulties or failure to obtain the required licenses and approvals could delay or result in our decision to cancel the opening of new restaurants. Local authorities may revoke, suspend or deny renewal of our liquor licenses if they determine that our conduct violates applicable regulations.

In addition to our having to comply with these licensing requirements, various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum and tipped wage requirements, overtime pay, health benefits, unemployment taxes, workers' compensation, work eligibility requirements and working conditions. A number of factors could adversely affect our operating results, including:

- additional government-imposed increases in minimum and/or tipped wages, hourly and overtime pay, paid leaves of absence, sick leave, and mandated health benefits;

- increased tax reporting and tax payment requirements for employees who receive gratuities;

- any failure of our employees to comply with laws and regulations governing work authorization or residency requirements resulting in disruption of our work force and adverse publicity;

- a reduction in the number of states that allow gratuities to be credited toward minimum wage requirements, or a federal mandate prohibiting such credits; and

- increased litigation including claims under federal and/or state wage and hour laws.

The federal Americans with Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants and other places of accommodation are designed to be accessible to the disabled, we could be required to make unexpected modifications to provide service to, or make reasonable accommodations, for disabled persons.

We are subject to increasing legal complexity and could be party to litigation that could adversely affect us.

Increasing legal complexity will continue to affect our operations and results. We could be subject to legal proceedings that may adversely affect our business, including class actions, administrative proceedings, government investigations, employment and personal injury claims, claims alleging violations of federal and state laws regarding consumer, workplace and employment matters, wage and hour claims, discrimination and similar matters, landlord/tenant disputes, disputes with current and former suppliers, claims by current and former franchisees, data privacy claims and intellectual property claims (including claims that we infringed upon another party's trademarks, copyrights or patents). Additionally, we are subject to Securities and Exchange Commission ("SEC") and NASDAQ reporting and disclosure requirements. Inconsistent standards imposed by governmental authorities can adversely affect our business and increase our exposure to litigation which could result in significant judgments, including punitive and liquidated damages, and injunctive relief.

Occasionally, our guests file complaints or lawsuits against us alleging that we are responsible for an illness or injury they suffered as a result of a visit to our restaurants, or that we have problems with food quality or operations. As a Company, we take responsible alcohol service seriously. However, we are subject to "dram shop" statutes. These statutes generally allow a person injured by an intoxicated person to recover damages from an establishment that served alcoholic beverages to the intoxicated person. Some litigation against restaurant chains has resulted in significant judgments, including punitive damages, under dram shop statutes. Because a plaintiff may seek punitive damages, which may not be covered by insurance, this type of action could have an adverse impact on our financial condition and results of operations.

Litigation involving our relationship with franchisees and the legal distinction between our franchisees and us for employment law purposes, if determined adversely, could increase costs, negatively impact the business prospects of our franchisees and subject us to incremental liability for their actions.

Our operating results could also be affected by the following:

- The relative level of our defense costs and nature and procedural status of pending proceedings;

- The cost and other effects of settlements, judgments or consent decrees, which may require us to make disclosures or to take other actions that may affect perceptions of our brands and products;

- Adverse results of pending or future litigation, including litigation challenging the composition and preparation of our products, or the appropriateness or accuracy of our marketing or other communication practices; and

- The scope and terms of insurance or indemnification protections that we may have (if any).

Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time, attention and money away from our operations and hurt our performance. A judgment significantly in excess of any applicable insurance coverage could have significant adverse effect on our financial condition or results of operations. Further, adverse publicity resulting from these claims may hurt our business.

Our current insurance may not provide adequate levels of coverage against claims.

We currently maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such damages could have a material adverse effect on our business, results of operations and/or liquidity. In addition, we self-insure a significant portion of expected losses under our health, workers' compensation, general liability, employment practices liability, cybersecurity and property insurance programs. Unanticipated changes in our claims experience and/or the actuarial assumptions and management estimates underlying our reserves for these losses could result in significantly different amounts of expense under these programs, which could have a material adverse effect on our financial condition, results of operations and liquidity. Additionally, if our insurance costs increase, there can be no assurance we will be able to successfully offset the effect of such increases and our results of operations may be adversely affected.

Changes in tax laws and unanticipated tax liabilities could adversely affect our financial results.

We are primarily subject to federal, state and local income and other taxes in the United States. Our effective income tax rate and other taxes in the future could be affected by a number of factors, including changes in the valuation of deferred tax assets and liabilities, changes in tax laws or other legislative changes and the outcome of income tax audits. Any significant increases in income tax rates, changes in and/or interpretations of income tax laws or unfavorable resolution of tax matters could have a material adverse impact on our results of operations, financial condition or liquidity.

Failure to adequately address environmental, social and/or governance ("ESG ") matters could adversely affect our brand, business, results of operations and financial condition.

Entities across all industries are facing increased interest related to ESG matters including packaging and waste, animal health and welfare, human rights, climate change, greenhouse gases and land, energy and water use. In addition, we have faced enhanced pressure to provide expanded disclosures around ESG matters and establish goals or targets with respect to ESG matters. In response to the heightened level of expectation for expanded ESG disclosure, we have published a Corporate Sustainability Report detailing our ESG efforts and which we update regularly.

Evolving consumer and investor interest and preferences as well as governmental regulation may result in additional disclosure, due diligence, reporting and specific target-setting with regard to our business and supply chain that could result in additional costs to comply with such demands. Failure to comply with the increased demands could result in consumer or investor scrutiny and/or litigation and could have an adverse effect on our business. Establishing targets or making other public commitments due to these demands, without a full or complete understanding of the cost or operational impact of changes in our supply chain or operating model, could also adversely affect our business and financial condition.

Risks Related to Human Capital

Failure to retain the services of our key management personnel, or to successfully execute succession planning and attract additional qualified personnel could harm our business.

Our future success depends on the continued services and performance of our key management personnel and our ability to develop future successors of such personnel as a part of our succession planning. Our future performance will depend on our ability to motivate and retain these and other key officers, employees and managers, particularly regional market partners, market partners and managing partners. Competition for these employees is intense. The unplanned loss of the services of members of our senior management team or other key officers or managers or the inability to attract additional qualified personnel as needed could significantly harm our business. In addition, our business could suffer from any actual or alleged misconduct of any of our key personnel.

Our business could be adversely affected by increased labor costs or labor shortages.

Labor is a primary component in the cost of operating our business. We devote significant resources to recruiting and training our restaurant managers and hourly employees. Increased labor costs due to competition, unionization, increased minimum and tipped wages, changes in hourly and overtime pay, state unemployment rates, sick pay or other employee benefits costs (including workers' compensation and health insurance), company staffing initiatives or otherwise any regulatory changes resulting from any of the foregoing would adversely impact our operating expenses. In addition, failure to adequately monitor and proactively respond to employee dissatisfaction could lead to poor guest satisfaction, higher turnover, litigation and unionization efforts, which could negatively impact our results of operations.

Increased competition for qualified employees caused by a shortage in the labor pool exerts upward pressure on wages paid to attract and retain such personnel, resulting in higher labor costs, together with greater recruitment and training expense. We could suffer from significant indirect costs, including restaurant disruptions due to management or hourly labor turnover and potential delays in new restaurant openings. A shortage in the labor pool could also cause our restaurants to be required to operate with reduced staff which could negatively impact our ability to provide adequate service levels to our guests resulting in adverse guest reactions and a possible reduction in guest traffic counts. Additionally, personal or public health concerns might make some existing personnel or potential candidates reluctant to work in enclosed restaurant environments.

We have many restaurants located in states or municipalities where the minimum and/or tipped wage is greater than the federal minimum and/or tipped wage. We anticipate that additional legislation increasing minimum and/or tipped wage standards will be enacted in future periods either federally or in state and local jurisdictions. In addition, regulatory actions which result in changes to healthcare eligibility, design and cost structure could occur. Any increases in minimum and/or tipped wages or increases in employee benefits costs will result in sustained higher labor costs.

Our operating margin will be adversely affected to the extent that we are unable or are unwilling to offset any increase in these labor costs through higher prices on our products. Our distributors and suppliers also may be affected by higher minimum wage and benefit standards which could result in higher costs for goods and services supplied to us.

Our success depends on our ability to attract, motivate and retain qualified employees to keep pace with our growth strategy. If we are unable to do so, our results of operations may also be adversely affected.

Risks Related to Technology, Privacy and Intellectual Property

We rely heavily on information technology, and any material failure, weakness, ransomware or interruption could prevent us from effectively operating our business.

We rely heavily on information systems in all aspects of our operations, including point-of-sale systems, digital apps, financial systems, marketing programs, e-commerce and various other processes and transactions. This reliance has significantly increased in recent years as we have had to rely to a greater extent on systems such as online ordering, contactless payments, online waitlists, and systems supporting a more remote workforce as our guests are increasingly using our website and digital applications to place and pay for their orders. Our point-of-sale processing in our restaurants includes collection of cash, credit cards, debit cards, gift cards and other processes and procedures. Our ability to efficiently and effectively manage our business depends significantly on the reliability, security and capacity of these systems. As our business needs continue to evolve, these systems will require upgrading and maintenance over time, consequently requiring significant future commitments of resources and capital. Additionally, as we become increasingly reliant on digital ordering and payment as a sales channel, our business could be negatively impacted if we are unable to successfully implement, execute or maintain our consumer-facing digital initiatives.

The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms or a material breach in the security of these systems could result in delays or errors to guest service and reduce efficiency in our operations. In addition, as we implement new technology platforms to improve productivity and overall guest experience, there can be no guarantees that these platforms will operate as reliably or be as operationally impactful as intended.

We have disaster recovery procedures and business continuity plans in place to address events of a crisis nature, including tornadoes and other natural disasters, and back up off-site locations for recovery of electronic and other forms of data information. However, if we are unable to fully implement our disaster recovery plans, we may experience delays in recovery of data, inability to perform vital corporate functions, tardiness in required reporting and compliance, failures to adequately support field operations and other breakdowns in normal communication and operating procedures that could have a material adverse effect on our financial condition, results of operations and exposure to administrative and other legal claims.

Our ability to expand and update our information technology infrastructure in response to our growing and changing needs would be inhibited in the event of a cybersecurity incident. This could lead to a delayed implementation of new service offerings, disruptions to guest experiences including via our website and applications and the diversion of resources that would otherwise be invested in expanding our business and operations. Additionally, we could be subject to litigation and government enforcement actions as a result of any such failure. Any such claim or proceeding could cause us to incur significant unplanned expenses in excess of our insurance coverage, which could have a material impact on our financial condition and results of operations. In addition, if there are malfunctions or other problems with our processing vendors, billing software or payment processing systems, it may cause interruption of normal business performance. These vendors may also experience interruptions to their information technology systems that could adversely affect us and which we may have limited or no control.

We outsource certain business processes to third-party vendors that subject us to risks, including disruptions in business and increased costs.

Some business processes are currently outsourced to third parties, including such processes as information technology, gift card tracking, credit and debit card authorization and processing, insurance claims processing, unemployment claims processing, payroll tax filings, vendor payment processing and other accounting processes. We continually evaluate our other business processes to determine if additional outsourcing is a viable, and the most appropriate, option to accomplish our goals. We make a diligent effort to validate that all providers of outsourced services maintain customary internal controls, such as redundant processing facilities and adequate security frameworks to guard against breaches or data loss; however, there are no guarantees that failures will not occur. Failure of third parties to provide adequate services or internal controls over their processes could have an adverse effect on our results of operations, financial condition or ability to accomplish our financial and management reporting.

We may incur increased costs to comply with privacy and data protection laws and, if we fail to comply or our systems are compromised by a security breach, we could be subject to government enforcement actions, private litigation and adverse publicity.

New, modified and existing privacy and data protection laws and regulations may result in significant costs and compliance challenges and adversely affect our business and financial condition. These privacy laws and regulations, which are constantly evolving, may be interpreted by regulatory authorities in new and differing manners, including the issuing of rulings that invalidate prior laws or regulations or increase penalties, and such interpretations may be inconsistent among jurisdictions. We may incur increased costs to comply with increasingly demanding privacy laws and regulations and such compliance may impede the development and offering of new products or services and may adversely impact the guest experience. We could also be subject to government enforcement actions, private litigation and adverse publicity including reputational damage and loss of guest confidence.

We receive and maintain certain personal, financial or other information about our guests, vendors and employees. In 2023, approximately 88% of our transactions were by credit or debit cards. In addition, certain of our vendors receive and/or maintain certain personal, financial and other information about our employees and guests on our behalf. The use and handling, including security, of this information is regulated by privacy and data protection laws and regulations in various jurisdictions, as well as by certain third-party contracts, frameworks and industry standards, such as the Payment Card Industry Data Security Standard. Hardware, software or other applications we develop and procure from third parties or vendor's third-party applications could be subject to vulnerabilities or cybersecurity incidents or may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to our systems and facilities through fraud, trickery or other forms of deceiving our employees or vendors.

In addition, if our security and information systems are compromised as a result of data corruption or loss, cybersecurity incident or a network security incident, or if our employees or vendors (or other persons or entities with which we do business with) fail to comply with such laws and regulations or fail to meet industry standards and this information is obtained by unauthorized persons or used inappropriately, it could result in liabilities and penalties and could damage our reputation, cause interruption of normal business performance, cause us to incur substantial costs and result in a loss of guest confidence, which could adversely affect our results of operations and financial condition.

Our failure or inability to enforce our trademarks or other proprietary rights could adversely affect our competitive position or the value of our brand.

We own certain common law trademark rights and a number of federal and international trademark and service mark registrations, including our trade names and logos, and proprietary rights relating to certain of our core menu offerings. We believe that our trademarks and other proprietary rights are important to our success and our competitive position. Therefore, we devote appropriate resources to the protection of our trademarks and proprietary rights. However, the protective actions that we take may not be enough to prevent unauthorized usage or imitation by others, which could harm our image, brand or competitive position and, if we commence litigation to enforce our rights, cause us to incur significant legal fees. Our inability to register or protect our marks and other proprietary rights in foreign jurisdictions could adversely affect our competitive position in international markets.

We cannot assure you that third parties will not claim that our trademarks or menu offerings infringe upon their proprietary rights. Any such claim, whether or not it has merit, could be time-consuming, result in costly litigation, cause delays in introducing new menu items in the future or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our business, results of operations, financial condition or liquidity.

Risks Related to the Restaurant Industry

Changes in food and supply costs and/or availability of products could adversely affect our results of operations.

Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs and/or the availability of products necessary to operate our business, including increased costs arising from federal and/or state mandated requirements. Any increase in food prices or loss of supply, particularly proteins, could adversely affect our operating results. In addition, we are susceptible to increases in food costs as a result of factors beyond our control, such as food supply constrictions, weather conditions, food safety concerns, global pandemics, product recalls, global market and trade conditions, and government regulations. We cannot predict whether we will be able to anticipate and react to changing food costs and/or loss of supply by adjusting our purchasing practices, menu prices or menu offerings, and a failure to do so could adversely affect our operating results. Extreme and/or long term increases in commodity prices could adversely affect our future results, especially if we are unable, primarily due to competitive reasons, to increase menu prices. Additionally, if there is a time lag between the increasing commodity prices and our ability to increase menu prices or if we believe the commodity price increase to be short in duration and we choose not to pass on the cost increases, our short-term results could be negatively affected. Also, if we adjust pricing there is no assurance that we will realize the full benefit of any adjustment due to changes in our guests' menu item selections and guest traffic.

We currently purchase our beef primarily from four beef suppliers coming from the United States or Canada. While we maintain relationships with additional suppliers, if any of these vendors were unable to fulfill its obligations under its contracts, we could encounter supply shortages and/or incur higher costs to secure adequate supplies, either of which would harm our business.

Our success depends on our ability to compete with many food service businesses.

The restaurant industry is intensely competitive. We compete with many well-established food service companies on the basis of taste, quality and price of products offered, guest service, atmosphere, location, take-out and delivery options and overall guest experience. Our competitors include a large and diverse group of restaurant chains and individual restaurants that range from independent local operators that have opened restaurants in various markets to well-capitalized national restaurant chains. We also face competition from meal kit delivery services as well as the supermarket industry. In addition, improving product offerings of fast casual and quick-service restaurants, together with negative economic conditions could cause consumers to choose less expensive alternatives. As our competitors expand their operations, we expect competition to intensify. We also compete with other restaurant chains and other retail establishments for quality site locations and employees. Additionally, our competitors may generate or better implement business strategies that improve the value and the relevance of their brands and reputation, relative to ours. This could include the testing of delivery via internal or third-party methods or better execution around guests' to-go experience.

The food service industry is affected by litigation and publicity concerning food quality, health and other issues, which can cause guests to avoid our restaurants and result in significant liabilities or litigation costs.

Food service businesses can be adversely affected by litigation and complaints from guests, consumer groups or government authorities resulting from food quality, illness, injury or other health concerns or operating issues stemming from one restaurant or a limited number of restaurants. Adverse publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging guests from eating at our restaurants. We could also incur significant liabilities if a lawsuit or claim results in a decision against us or litigation costs regardless of the result.

Health, social and environmental concerns relating to the consumption or sourcing of beef or other food products could affect consumer preferences and could negatively impact our results of operations.

Like other restaurant chains, consumer preferences could be affected by concerns about the consumption or sourcing of beef, the key ingredient in many of our menu items, or negative publicity concerning food quality and food safety, including food-borne illnesses. In addition, consumer preferences may be impacted by current and future menu-labeling requirements or social and environmental concerns about the sourcing of food products throughout our supply chain. Future regulatory action may occur which could result in further changes in the nutritional and environmental disclosure requirements. We cannot make any assurances regarding our ability to effectively respond to changes in consumer perceptions and to adapt our menu offerings to prevailing trends. The imposition of menu-labeling and food sourcing laws or regulations could have an adverse effect on our results of operations and financial position, as well as the restaurant industry in general. The labeling and sourcing requirements and any negative publicity concerning any of the food products we serve may adversely affect demand for our food and could result in a decrease in guest traffic to our restaurants. If we react to labeling or sourcing requirements or negative publicity by changing our concepts or our menu offerings or their ingredients, we may lose guests who do not prefer the new concept or products, and we may not be able to attract sufficient new guests to produce the revenue needed to make our restaurants profitable. In addition, we may have different or additional competitors for our intended guests as a result of a change in our concept and may not be able to compete successfully against those competitors. A decrease in guest traffic to our restaurants as a result of these health, social and environmental concerns or negative publicity or as a result of a change in our menu or concept could significantly harm our business.

Food safety and sanitation, food-borne illness and health concerns may have an adverse effect on our business by reducing demand and increasing costs.

Food safety and sanitation is a top priority, and we dedicate substantial resources to help our guests enjoy safe, quality food products. However, food-borne illnesses and food safety issues occur in the food industry from time to time. Any report or publicity, whether true or not, linking us to instances of food-borne illness or other food safety issues, including food tampering or contamination, could adversely affect our concepts and reputation as well as results of operations. In addition, instances of food-borne illness, food tampering or food contamination occurring solely at restaurants of our competitors could result in negative publicity about the food service industry generally and adversely impact our revenue and profits.

Furthermore, our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control and that multiple locations would be affected rather than a single restaurant. While we attempt to minimize the risk, we cannot assure that all food items are properly maintained during transport throughout the supply chain and that our employees will identify all products that may be spoiled and should not be used in our restaurants. If our guests become ill from food-borne illnesses, we could be forced to temporarily close some restaurants. Furthermore, any instances of food contamination, whether or not at our restaurants, could subject us or our suppliers to a food recall.

In addition, the United States and other countries have experienced, or may experience in the future, outbreaks of viruses, such as COVID-19, Hepatitis A, Norovirus, Ebola, Avian Flu, SARS and H1N1. To the extent that a virus is food-borne, future outbreaks may adversely affect the price and availability of certain food products and cause our guests to eat less of a product which may have a significant adverse effect on our business.

Our business could be adversely affected by our inability to respond to or effectively manage social media.

As part of our marketing strategy, we utilize social media platforms to promote our concepts and attract and retain guests. Our strategy may not be successful, resulting in expenses incurred without improvement in guest traffic or brand relevance. In addition, a variety of risks are associated with the use of social media, including improper disclosure of proprietary information, negative comments about us, exposure of personally identifiable information, fraud, or dissemination of false information. The inappropriate use of social media vehicles by our guests or employees could increase our costs, lead to litigation or result in negative publicity that could damage our reputation and adversely affect our results of operations.

Given the marked increase in the use of social media platforms, individuals have access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Many social media platforms immediately publish the content their subscribers and participants post, often without filters or checks on the accuracy of the content posted. Information concerning our Company may be posted on such platforms at any time. This includes posts by social media influencers that have a significant number of followers and reach on the variety of social media platforms. Additionally, social media has increasingly been utilized to target specific companies or brands as a result of a variety of actions or inactions, or perceived actions or inactions, that are disfavored by interest groups and such campaigns can rapidly accelerate and impact consumer behavior. If we are unable to quickly and effectively respond to such reports, we may suffer declines in guest traffic. The impact may be immediate without affording us an opportunity for redress or correction. These factors could have a material adverse impact on our business.

Risks Related to Stock Ownership and Our Corporate Structure

Provisions in our charter documents and Delaware law may delay or prevent our acquisition by a third party.

Our certificate of incorporation and by-laws contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our Board. These provisions include, among other things, advance notice for raising business or making nominations at meetings and "blank check" preferred stock. Blank check preferred stock enables our Board, without approval of the shareholders, to designate and issue additional series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitations on conversion, as our Board may determine. The issuance of blank check preferred stock may adversely affect the voting and other rights of the holders of our common stock as our Board may designate and issue preferred stock with terms that are senior to our common stock. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding common stock. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our shareholders receiving a premium over the market price for their common stock. If we issue preferred shares in the future that have a preference over our common stock with respect to dividends or upon liquidation, dissolution or winding up, or if we issue preferred shares with voting rights that dilute the voting power of our common stock, the rights of our common stockholders or the market price of our common stock may be adversely affected.

The Delaware General Corporation Law prohibits us from engaging in "business combinations" with "interested shareholders" (with some exceptions) unless such transaction is approved in a prescribed manner. The existence of this provision could have an anti-takeover effect with respect to transactions not approved in advance by the Board, including discouraging attempts that might result in a premium over the market price for our common stock.

There can be no assurance that we will continue to pay dividends on our common stock or repurchase our common stock up to the maximum amounts permitted under our previously announced repurchase program.

Payment of cash dividends on our common stock or repurchases of our common stock are subject to compliance with applicable laws and depends on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, business prospects, macro-economic conditions and other factors that our Board may deem relevant. There can be no assurance that we will continue to pay dividends or repurchase our common stock at the same levels we have historically (if at all).

Our business could be negatively affected as a result of actions of activist shareholders, and such activism could impact the trading value of our common stock.

We value constructive input from our shareholders and the investment community. Our Board and management team are committed to acting in the best interests of all of our shareholders. There is no assurance that the actions taken by our Board and management in seeking to maintain constructive engagement with our shareholders will be successful.

Responding to actions by activist shareholders can be costly and time-consuming, disrupting our operations and diverting the attention of management and our employees. Such activities could interfere with our ability to execute our strategic plan. The perceived uncertainties as to our future direction also resulting from activist strategies could also affect the market price and volatility of our common stock.

Failure to achieve and maintain effective internal control over financial reporting may negatively impact our business and our financial results.

The Company is responsible for establishing and maintaining effective internal control over financial reporting. This includes establishing controls around the adoption of new, or changes in existing, accounting policies and practices. Despite its inherent limitations, effective internal control over financial reporting helps provide reasonable assurance regarding the reliability of financial reporting for external purposes. A significant accounting error correction, financial reporting failure or material weakness in internal control over financial reporting could cause results in our consolidated financial statements that do not accurately reflect our financial condition, a loss of investor confidence and subsequent decline in the market price of our common stock, increase our costs and regulatory scrutiny, and lead to litigation or result in negative publicity that could damage our reputation.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

In the course of our operations, the Company receives and maintains sensitive information from our guests, employees, partners and business operations. To address cybersecurity threats to this information, the Company uses a risk-based approach to create and implement a detailed set of information security policies and procedures based on frameworks established by the National Institute of Standards and Technology. The Company's Head of Information Security leads the Company's cybersecurity efforts under the direct oversight of our Chief Technology Officer. Together, these individuals have over 50 years of experience involving information technology, including security, auditing, compliance, systems and programming. Additionally, the Company engages in the use of external cybersecurity experts for training, contingency planning, consultation and process documentation.

The Company has implemented detective and preventative controls designed to ensure the appropriate level of protection for the confidentiality, integrity and availability of data stored on or transferred through our information technology resources. The Company has a risk assessment process to identify risks associated with our use of third-party service providers and has implemented specific processes and controls designed to mitigate those identified risks. Both internal and third-party audits are performed routinely to verify that these controls are effective. Additionally, the Company has implemented trainings designed to provide best practices for protecting our network and systems, and also routinely leads exercises for employees to reinforce the risk and proper handling of targeted emails. The Company's Head of Information Security is responsible for developing and implementing these controls and training exercises with support from our information technology department.

The Company's enterprise risk management program has established an internal risk committee to evaluate information governance risks. This committee comprises members of management of the Company's information technology, human resources, marketing, accounting, risk, procurement, training, finance and legal functions, and is focused on performing risk assessments to identify areas of concern and implement appropriate changes to enhance its cybersecurity and privacy policies and procedures. The internal risk committee is informed of the Company's risk prevention and mitigation efforts on a regular basis. The committee is also briefed on detection and remediation of cybersecurity incidents in a timely manner following the detection of any potential events.

The Company has a crisis response team comprising senior members of various corporate functions to oversee the response to various crises including potential crises arising from cybersecurity incidents that may impact the Company and/or its vendor partners. This team conducts regular tabletop exercises to simulate responses to cybersecurity incidents. To the extent there is a cybersecurity incident impacting the Company and/or a vendor partner, the crisis response team's process would be to ensure that our Head of Information Security and Chief Technology Officer are informed immediately and that the potential impact of the incident and remedial measures arising from the incident are communicated to the executive officers of the Company.

There can be no guarantee that our policies and procedures will be effective. Although our risk factors include further detail about the material cybersecurity risks we face and how a cybersecurity incident may affect our business strategy, results of operations or financial condition, we believe that risks from prior cybersecurity threats, including as a result of any previous cybersecurity incident, have not materially affected our business to date. We can provide no assurances that there will not be incidents in the future or that they will not materially affect us, including our business strategy, results of operations or financial condition.

Governance

The Board has authorized the audit committee to oversee the Company's risk assessment and risk management practices and strategies. This delegation includes maintaining responsibility for overseeing the Company's enterprise risk management program. As a part of this oversight role, the audit committee receives regular updates from management on cybersecurity and privacy risks impacting the Company, which includes benchmarking these risks versus our industry. Our Board members also engage in ad hoc conversations with management on cybersecurity-related news events, receive training specific to cybersecurity risks and threats and regularly discuss any updates to our cybersecurity risk management and strategy programs.

ITEM 2. PROPERTIES

Properties

Our Support Center is located in Louisville, Kentucky. We occupy this facility under a master lease with Paragon Centre Holdings, LLC, a limited liability company in which we have a minority ownership position. As of December 26, 2023, we leased 133,023 square feet. Our lease expires on October 31, 2048, including all applicable extensions.

Of the 635 company restaurants in operation as of December 26, 2023, we owned 155 locations and leased 480 locations, as shown in the following table.

State	Owned	Leased	Total
Alabama	3	7	10
Alaska	—	2	2
Arizona	6	14	20
Arkansas	2	7	9
California	1	7	8
Colorado	7	10	17
Connecticut	—	5	5
Delaware	1	4	5
Florida	7	37	44
Georgia	4	12	16
Idaho	1	5	6
Illinois	3	16	19
Indiana	13	15	28
Iowa	2	9	11
Kansas	2	5	7
Kentucky	4	15	19
Louisiana	2	8	10
Maine	—	3	3
Maryland	4	10	14
Massachusetts	1	9	10
Michigan	5	16	21
Minnesota	1	6	7
Mississippi	1	2	3
Missouri	2	16	18
Montana	—	2	2
Nebraska	1	3	4
Nevada	—	4	4
New Hampshire	2	1	3
New Jersey	—	10	10
New Mexico	1	8	9
New York	3	19	22
North Carolina	4	17	21
North Dakota	—	2	2
Ohio	12	24	36
Oklahoma	3	7	10
Oregon	—	2	2
Pennsylvania	3	24	27
Rhode Island	—	3	3
South Carolina	—	9	9
South Dakota	1	1	2
Tennessee	—	18	18
Texas	39	48	87
Utah	1	9	10
Vermont	—	1	1
Virginia	6	16	22
Washington	—	2	2
West Virginia	1	3	4
Wisconsin	4	7	11
Wyoming	2	—	2
Total	155	480	635

Additional information concerning our properties and leasing arrangements is included in Note 2 and Note 8 to the Consolidated Financial Statements appearing in Part II, Item 8 of this Annual Report on Form 10-K.

ITEM 3. LEGAL PROCEEDINGS

Information regarding legal proceedings is included in Note 13 to the Consolidated Financial Statements appearing in Part II, Item 8 of this Annual Report on Form 10-K.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the Nasdaq Global Select Market under the symbol TXRH.

The number of holders of record of our common stock as of February 14, 2024 was 158.

On February 14, 2024, our Board declared a quarterly dividend of $0.61 per share of common stock which will be distributed on March 26, 2024 to shareholders of record at the close of business on March 13, 2024. The declaration and payment of cash dividends on our common stock is at the discretion of our Board, and any decision to declare a dividend will be based on a number of factors including, but not limited to, earnings, financial condition, applicable covenants under our credit facility and other contractual restrictions, or other factors deemed relevant.

Unregistered Sales of Equity Securities

There were no equity securities sold by the Company during the period covered by this Annual Report on Form 10-K that were not registered under the Securities Act of 1933, as amended.

Issuer Repurchases of Securities

In 2008, our Board approved our first stock repurchase program. From inception through December 26, 2023, we have paid $683.5 million through our authorized stock repurchase programs to repurchase 21,496,468 shares of our common stock at an average price per share of $31.80. On March 17, 2022, the Board approved a stock repurchase program under which we may repurchase up to $300.0 million of our common stock. This stock repurchase program has no expiration date. All repurchases to date have been made through open market transactions. In 2023, we paid $50.0 million to repurchase 455,026 shares of our common stock. For the 13 weeks ended December 26, 2023, we paid $4.8 million to repurchase 40,707 shares of our common stock. As of December 26, 2023, $116.9 million remains authorized for stock repurchases.

The following table includes information regarding purchases of our common stock made by us during the quarter ended December 26, 2023:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
September 27 to October 24	—	$ —	—	$ 121,683,492
October 25 to November 21	—	$ —	—	$ 121,683,492
November 22 to December 26	40,707	$ 117.92	40,707	$ 116,883,508
Total	40,707		40,707	

Stock Performance Graph

The following graph sets forth the cumulative total shareholder return experienced by holders of the Company's common stock compared to the cumulative total return of the S&P 500 Index as well as the industry specific S&P Composite 1500 Restaurant Sub-Index for the five year period ended December 26, 2023, the last trading day of our fiscal year. The graph assumes the values of the investment in our common stock and each index was $100 on December 26, 2018 and the reinvestment of all dividends paid during the period of the securities comprising the indices.

Note: The stock price performance shown on the graph below does not indicate future performance.

Comparison of Cumulative Total Return Since December 26, 2018



	12/26/2018	12/31/2019	12/29/2020	12/28/2021	12/27/2022	12/26/2023
Texas Roadhouse, Inc.	$ 100.00	$ 101.28	$ 143.02	$ 164.44	$ 176.61	$ 235.74
S&P 500	$ 100.00	$ 140.25	$ 164.74	$ 214.60	$ 174.52	$ 221.20
S&P Composite 1500 Restaurant Sub-Index . .	$ 100.00	$ 129.15	$ 153.58	$ 187.65	$ 173.39	$ 198.08

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis below of the financial condition and results of operations for Texas Roadhouse, Inc. (the "Company," "we," "our" and/or "us") should be read in conjunction with the consolidated financial statements and the notes to such financial statements (pages F-1 to F-29), "Forward-looking Statements" (page 3) and Risk Factors set forth in Item 1A. For discussion and analysis of our financial condition and results of operations for fiscal year 2022 compared to fiscal year 2021, see Part II, Item 7 of our 2022 Form 10-K.

Our Company

Texas Roadhouse, Inc. is a growing restaurant company operating predominantly in the casual dining segment. Our late founder, W. Kent Taylor, started the business in 1993 with the opening of the first Texas Roadhouse restaurant in Clarksville, Indiana. Since then, we have grown to three concepts with 741 restaurants in 49 states and ten foreign countries. As of December 26, 2023, our 741 restaurants included:

- 635 company restaurants, of which 615 were wholly-owned and 20 were majority-owned. The results of operations of company restaurants are included in our consolidated statements of income and comprehensive income. The portion of income attributable to noncontrolling interests in company restaurants that are majority-owned is reflected in the line item net income attributable to noncontrolling interests in our consolidated statements of income and comprehensive income. Of the 635 company restaurants, we operated 582 as Texas Roadhouse restaurants, 45 as Bubba's 33 restaurants and eight as Jaggers restaurants.

- 106 franchise restaurants, of which 20 we have a 5.0% to 10.0% ownership interest. The income derived from our minority interests in these franchise restaurants is reported in the line item equity income (loss) from investments in unconsolidated affiliates in our consolidated statements of income and comprehensive income. Of the 106 franchise restaurants, 56 were domestic Texas Roadhouse restaurants, two were domestic Jaggers restaurants and 48 were international Texas Roadhouse restaurants.

We have contractual arrangements that grant us the right to acquire at pre-determined formulas the remaining interests in 18 of the 20 majority-owned company restaurants and 53 of the 58 domestic franchise restaurants.

Throughout this report, we use the term "restaurants" to include Texas Roadhouse and Bubba's 33, unless otherwise noted.

Presentation of Financial and Operating Data

We operate on a fiscal year that ends on the last Tuesday in December. Fiscal year 2023 and fiscal year 2022 were both 52 weeks in length, and the fourth quarters were both 13 weeks in length.

Long-term Strategies to Grow Earnings Per Share and Create Shareholder Value

Our long-term strategies with respect to increasing net income and earnings per share, along with creating shareholder value, include the following:

- *Expanding Our Restaurant Base.* We continue to evaluate opportunities to develop restaurants in existing markets and in new domestic and international markets. Domestically, we remain focused primarily on markets where we believe a significant demand for our restaurants exists because of population size, income levels, the presence of shopping and entertainment centers and a significant employment base. In addition, we continue to pursue opportunities to acquire domestic franchise locations to expand our company restaurant base.

  We have entered into area development and franchise agreements for the development and operation of Texas Roadhouse restaurants in numerous foreign countries and one U.S. territory. We have also entered into area development agreements for Jaggers, our fast-casual concept. We opened our first two Jaggers franchise restaurants in 2023.

  In 2023, we opened 30 company restaurants while our franchise partners opened 15 restaurants. The company restaurants included 22 Texas Roadhouse restaurants, five Bubba's 33 restaurants, and three Jaggers restaurants. The franchise restaurants included ten international Texas Roadhouse restaurants, three domestic Texas Roadhouse restaurants and two domestic Jaggers restaurants.

In 2023, we also completed the acquisition of eight domestic franchise Texas Roadhouse restaurants for an aggregate purchase price of $39.1 million.

- *Maintaining and/or Improving Restaurant Level Profitability.* We continue to focus on driving comparable restaurant sales to maintain or improve restaurant level profitability. This includes a pricing strategy that balances the impacts of inflationary pressures with our long-term value positioning. In terms of driving traffic at our restaurants, we remain focused on encouraging repeat visits by our guests and attracting new guests through our continued commitment to operational standards relating to food and service quality. To attract new guests and increase the frequency of visits of our existing guests, we continue to drive various localized marketing programs, focus on speed of service and kitchen efficiency, increase throughput by adding seats and parking at certain restaurants and continue to enhance the guest digital experience.

  At our high volume restaurants, we continue to look for opportunities to increase our dining room capacity by adding on to our existing building and/or to increase our parking capacity by leasing or purchasing property that adjoins our site. We also continue to make a number of building modifications and/or expansions to existing restaurants in order to better accommodate increased dine-in and to-go sales. These modifications include room expansions which add additional guest seating, the addition of to-go areas and cooler expansions to accommodate higher inventory levels.

  In recent years, we have relocated several existing Texas Roadhouse locations at or near the end of their associated lease or as a result of eminent domain which allowed us to move to a better site, update them to a current prototypical design, construct a larger building with more seats and greater number of available parking spaces, accommodate increased to-go sales and/or obtain more favorable lease terms. We continue to evaluate these opportunities particularly as it relates to older locations with strong sales.

- *Leveraging Our Scalable Infrastructure.* To support our growth, we have made investments in our infrastructure across all critical functions, including the development of new strategic initiatives. Whether we are able to leverage our infrastructure in future years by growing our general and administrative costs at a slower rate than our revenue will depend, in part, on our new restaurant openings, our comparable restaurant sales growth rate going forward and the level of investment we continue to make in our infrastructure.

- *Returning Capital to Shareholders.* We continue to evaluate opportunities to return capital to our shareholders, including the payment of dividends and repurchase of common stock. In 2011, our Board declared our first quarterly dividend of $0.08 per share of common stock which has consistently grown over time. In 2023, the Board declared a quarterly cash dividend of $0.55 per share of common stock. On February 14, 2024, the Board declared a quarterly cash dividend of $0.61 per share of common stock, representing an 11% increase compared to the quarterly dividend declared in the prior year period.

  In 2008, the Board approved our first stock repurchase program. On March 17, 2022, the Board approved a stock repurchase program under which we may repurchase up to $300.0 million of our common stock. In 2023, we paid $50.0 million to repurchase 455,026 shares of our common stock. As of December 26, 2023, $116.9 million remained authorized for stock repurchases. From inception through December 26, 2023, we have paid $683.5 million through our authorized stock repurchase programs to repurchase 21,496,468 shares of our common stock at an average price per share of $31.80.

Key Measures We Use To Evaluate Our Company

Key measures we use to evaluate and assess our business include the following:

- *Comparable Restaurant Sales.* Comparable restaurant sales reflect the change in sales for all company restaurants across all concepts, unless otherwise noted, over the same period of the prior year for the comparable restaurant base. We define the comparable restaurant base to include those restaurants open for a full 18 months before the beginning of the period measured excluding restaurants permanently closed during the period. Comparable restaurant sales can be impacted by changes in guest traffic counts or by changes in the per person average check amount. Menu price changes, the mix of menu items sold and the mix of dine-in versus to-go sales can affect the per person average check amount.

- *Average Unit Volume.* Average unit volume represents the average annual restaurant sales for Texas Roadhouse and Bubba's 33 restaurants open for a full six months before the beginning of the period measured excluding sales of restaurants permanently closed during the period. Historically, average unit volume growth is less than comparable restaurant sales growth which indicates that newer restaurants are operating with sales growth levels lower than the company average. At times, average unit volume growth may be more than comparable restaurant sales growth which indicates that newer restaurants are operating with sales growth levels higher than company average.

- *Store Weeks and New Restaurant Openings.* Store weeks represent the number of weeks that all company restaurants across all concepts, unless otherwise noted, were open during the reporting period. Store weeks include weeks in which a restaurant is temporarily closed. Store week growth is driven by new restaurant openings and franchise acquisitions. New restaurant openings reflect the number of restaurants opened during a particular fiscal period, excluding store relocations. We consider store openings that occur simultaneously with a store closure in the same trade area to be a relocation.

- *Restaurant Margin.* Restaurant margin (in dollars, as a percentage of restaurant and other sales and per store week) represents restaurant and other sales less restaurant-level operating costs, including food and beverage costs, labor, rent and other operating costs. Restaurant margin is not a measurement determined in accordance with U.S. generally accepted accounting principles ("GAAP") and should not be considered in isolation, or as an alternative, to income from operations. This non-GAAP measure is not indicative of overall company performance and profitability in that this measure does not accrue directly to the benefit of shareholders due to the nature of the costs excluded. Restaurant margin is widely regarded as a useful metric by which to evaluate core restaurant-level operating efficiency and performance over various reporting periods on a consistent basis.

   In calculating restaurant margin, we exclude certain non-restaurant-level costs that support operations, including general and administrative expenses, but do not have a direct impact on restaurant-level operational efficiency and performance. We exclude pre-opening expense as it occurs at irregular intervals and would impact comparability to prior period results. We exclude depreciation and amortization expense, substantially all of which relates to restaurant-level assets, as it represents a non-cash charge for the investment in our restaurants. We exclude impairment and closure expense as we believe this provides a clearer perspective of the Company's ongoing operating performance and a more useful comparison to prior period results. Restaurant margin as presented may not be comparable to other similarly titled measures of other companies in our industry. A reconciliation of income from operations to restaurant margin is included in the Results of Operations section below.

Other Key Definitions

Restaurant and Other Sales. Restaurant sales include gross food and beverage sales, net of promotions and discounts, for all company restaurants. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from restaurant sales in our consolidated statements of income and comprehensive income. Other sales include the net impact of the amortization of third-party gift card fees and gift card breakage income, sales related to our non-royalty based retail products and content revenue related to our tabletop kiosk devices.

Franchise Royalties and Fees. Franchise royalties consist of royalties, as defined in our franchise agreement, paid to us by our domestic and international franchisees. Domestic and international franchisees also typically pay an initial franchise fee and/or development fee for each new restaurant or territory.

Food and Beverage Costs. Food and beverage costs consists of the costs of raw materials and ingredients used in the preparation of food and beverage products sold in our company restaurants. Approximately half of our food and beverage costs relate to beef.

Restaurant Labor Expenses. Restaurant labor expenses include all direct and indirect labor costs incurred in operations except for profit sharing incentive compensation expenses earned by our restaurant managing partners and market partners. These profit sharing expenses are reflected in restaurant other operating expenses. Restaurant labor expenses also include share-based compensation expense related to restaurant-level employees.

Restaurant Rent Expense. Restaurant rent expense includes all rent, except pre-opening rent, associated with the leasing of real estate and includes base, percentage and straight-line rent expense.

Restaurant Other Operating Expenses. Restaurant other operating expenses consist of all other restaurant-level operating costs, the major components of which are credit card fees, profit sharing incentive compensation for our restaurant managing partners and market partners, utilities, supplies, general liability insurance, advertising, repairs and maintenance, property taxes and outside services.

Pre-opening Expenses. Pre-opening expenses, which are charged to operations as incurred, consist of expenses incurred before the opening of a new or relocated restaurant and consist principally of opening and training team compensation and benefits, travel expenses, rent, food, beverage and other initial supplies and expenses. The majority of pre-opening costs incurred relate to the hiring and training of employees due to the significant investment we make in training our people. Pre-opening costs vary by location depending on a number of factors, including the size and physical layout of each location; the number of management and hourly employees required to operate each restaurant; the availability of qualified restaurant staff members; the cost of travel and lodging for different geographic areas; the timing of the restaurant opening; and the extent of unexpected delays, if any, in obtaining final licenses and permits to open each restaurant.

Depreciation and Amortization Expenses. Depreciation and amortization expenses include the depreciation of fixed assets and amortization of intangibles with definite lives, substantially all of which relates to restaurant-level assets.

Impairment and Closure Costs, Net. Impairment and closure costs, net include any impairment of long-lived assets, including property and equipment, operating lease right-of-use assets and goodwill, and expenses associated with the closure of a restaurant. Closure costs also include any gains or losses associated with a relocated restaurant or the sale of a closed restaurant and/or assets held for sale as well as lease costs associated with closed or relocated restaurants.

General and Administrative Expenses. General and administrative expenses comprise expenses associated with corporate and administrative functions that support development and restaurant operations and provide an infrastructure to support future growth. This includes salary, incentive-based and share-based compensation expense related to executive officers and Support Center employees, salary and share-based compensation expense related to market partners, software hosting fees, professional fees, group insurance, advertising expense and the realized and unrealized holding gains and losses related to the investments in our deferred compensation plan.

Interest Income (Expense), Net. Interest income (expense), net includes earnings on cash and cash equivalents and is reduced by interest expense, net of capitalized interest, on our debt or financing obligations including the amortization of loan fees.

Equity Income from Investments in Unconsolidated Affiliates. Equity income includes our percentage share of net income earned by unconsolidated affiliates and our share of any gain on the acquisition of these affiliates. As of December 26, 2023 and December 27, 2022, we owned a 5.0% to 10.0% equity interest in 20 and 23 domestic franchise restaurants, respectively.

Net Income Attributable to Noncontrolling Interests. Net income attributable to noncontrolling interests represents the portion of income attributable to the other owners of the majority-owned restaurants. Our consolidated subsidiaries include 20 majority-owned restaurants for all periods presented.

2023 Financial Highlights

Total revenue increased $616.8 million or 15.4% to $4.6 billion in 2023 compared to $4.0 billion in 2022 primarily due to an increase in comparable restaurant sales and an increase in store weeks. Comparable restaurant sales and store weeks increased 10.1% and 5.8%, respectively, at company restaurants in 2023. The increase in comparable restaurant sales was due to an increase in guest traffic along with an increase in per person average check. The increase in store weeks was due to new store openings and the acquisition of franchise restaurants.

Net income increased $35.1 million or 13.0% to $304.9 million in 2023 compared to $269.8 million in 2022 primarily due to higher restaurant margin dollars, as described below, partially offset by higher general and administrative expenses and higher depreciation and amortization expenses. Diluted earnings per share increased 14.3% to $4.54 from $3.97 in the prior year primarily due to the increase in net income.

Restaurant margin dollars increased $80.5 million or 12.8% to $708.0 million in 2023 compared to $627.5 million in 2022 primarily due to higher sales. Restaurant margin, as a percentage of restaurant and other sales, decreased to 15.4% in 2023 compared to 15.7% in 2022. The decrease in restaurant margin, as a percentage of restaurant and other sales, was due to commodity inflation, wage and other labor inflation and higher general liability insurance expense partially offset by higher sales.

We repurchased 455,026 shares of common stock for $50.0 million in 2023. We also paid a quarterly dividend of $0.55 per share of common stock, which totaled $147.2 million.

Consolidated Statements of Income:

	Results of Operations			
	Fiscal Year Ended			
	2023		**2022**	
	$	**%**	**$**	**%**
	(In thousands)			
Revenue:				
Restaurant and other sales	4,604,554	99.4	3,988,791	99.3
Franchise royalties and fees	27,118	0.6	26,128	0.7
Total revenue.	4,631,672	100.0	4,014,919	100.0
Costs and expenses:				
(As a percentage of restaurant and other sales)				
Restaurant operating costs (excluding depreciation and amortization shown separately below):				
Food and beverage.	1,593,852	34.6	1,378,192	34.6
Labor	1,539,124	33.4	1,319,959	33.1
Rent	72,766	1.6	66,834	1.7
Other operating	690,848	15.0	596,305	14.9
(As a percentage of total revenue)				
Pre-opening	29,234	0.6	21,883	0.5
Depreciation and amortization	153,202	3.3	137,237	3.4
Impairment and closure, net	275	NM	1,600	NM
General and administrative.	198,382	4.3	172,712	4.3
Total costs and expenses	4,277,683	92.4	3,694,722	92.0
Income from operations.	353,989	7.6	320,197	8.0
Interest income (expense), net	2,984	0.1	(124)	NM
Equity income from investments in unconsolidated affiliates	1,351	NM	1,239	NM
Income before taxes.	358,324	7.7	321,312	8.0
Income tax expense	44,649	1.0	43,715	1.1
Net income including noncontrolling interests	313,675	6.8	277,597	6.9
Net income attributable to noncontrolling interests	8,799	0.2	7,779	0.2
Net income attributable to Texas Roadhouse, Inc. and subsidiaries.	304,876	6.6	269,818	6.7

NM – Not meaningful

Reconciliation of Income from Operations to Restaurant Margin
Fiscal Year Ended

	2023	2022
	(In thousands, except per store week)	
Income from operations.............................	$ 353,989	$ 320,197
Less:		
Franchise royalties and fees.........................	27,118	26,128
Add:		
Pre-opening..	29,234	21,883
Depreciation and amortization.......................	153,202	137,237
Impairment and closure, net	275	1,600
General and administrative	198,382	172,712
Restaurant margin	$ 707,964	$ 627,501
Restaurant margin $/store week......................	$ 22,090	$ 20,721
Restaurant margin *(as a percentage of restaurant and other sales)*...................................	15.4 %	15.7 %

Restaurant Unit Activity

	Total	Texas Roadhouse	Bubba's 33	Jaggers
Balance at December 27, 2022.............................	697	652	40	5
Company openings	30	22	5	3
Franchise openings - Domestic	5	3	—	2
Franchise openings - International........................	10	10	—	—
Franchise closings	(1)	(1)	—	—
Balance at December 26, 2023.............................	741	686	45	10

	December 26, 2023	December 27, 2022
Company - Texas Roadhouse...................................	582	552
Company - Bubba's 33	45	40
Company - Jaggers	8	5
Total company..	635	597
Franchise - Texas Roadhouse - Domestic	56	62
Franchise - Jaggers - Domestic..............................	2	—
Franchise - Texas Roadhouse - International	48	38
Total franchise..	106	100
Total	741	697

Restaurant and Other Sales

Restaurant and other sales increased 15.4% in 2023 compared to 2022. The following table summarizes certain key drivers and/or attributes of restaurant sales at company restaurants for the periods presented. Company restaurant count activity is shown in the restaurant unit activity table above.

	2023	2022
Company Restaurants:		
Increase in store weeks	5.8 %	6.1 %
Increase in average unit volume	9.7 %	9.4 %
Other(1)	— %	0.4 %
Total increase in restaurant sales	15.5 %	15.9 %
Other sales	(0.1)%	0.1 %
Total increase in restaurant and other sales	15.4 %	16.0 %
Store weeks	32,050	30,284
Comparable restaurant sales	10.1 %	9.7 %
Texas Roadhouse restaurants:		
Store weeks	29,528	28,127
Comparable restaurant sales	10.3 %	9.7 %
Average unit volume (in thousands)	$ 7,642	$ 6,943
Weekly sales by group:		
Comparable restaurants (527 and 499 units)	$ 147,274	$ 134,085
Average unit volume restaurants (22 and 20 units)(2)	$ 139,688	$ 128,665
Restaurants less than six months old (33 and 33 units)	$ 146,614	$ 135,401
Bubba's 33 restaurants:		
Store weeks	2,167	1,936
Comparable restaurant sales	5.5 %	10.5 %
Average unit volume (in thousands)	$ 5,921	$ 5,620
Weekly sales by group:		
Comparable restaurants (34 and 30 units)	$ 113,972	$ 108,132
Average unit volume restaurants (3 and 4 units)(2)	$ 112,698	$ 107,636
Restaurants less than six months old (8 and 6 units)	$ 114,312	$ 121,791

(1) Includes the impact of the year-over-year change in sales volume of all Jaggers restaurants, along with Texas Roadhouse and Bubba's 33 restaurants open less than six months before the beginning of the period measured and, if applicable, the impact of restaurants permanently closed or acquired during the period.

(2) Average unit volume restaurants include restaurants open a full six to 18 months before the beginning of the period measured, excluding sales from restaurants permanently closed during the period, if applicable.

The increase in restaurant sales for 2023 was primarily attributable to an increase in store weeks and an increase in comparable restaurant sales. The increase in store weeks was driven by the opening of new restaurants and the acquisition of franchise restaurants. The increase in comparable restaurant sales growth was driven by an increase in guest traffic count along with an increase in our per person average check as shown in the table below.

	2023	2022
Guest traffic counts	5.4 %	1.9 %
Per person average check	4.7 %	7.8 %
Comparable restaurant sales growth	10.1 %	9.7 %

The increase in 2023 guest traffic counts was driven by an increase in dining room traffic. To-go sales as a percentage of restaurant sales were 12.6% in 2023 compared to 13.3% in 2022 and average weekly to-go sales were $18,088 in 2023 compared to $17,504 in 2022.

Per person average check includes the benefit of menu price increases of approximately 2.2% and 2.7% implemented in Q2 2023 and Q4 2023, respectively, as well as increases of 3.2% and 2.9% implemented in Q2 2022 and Q4 2022, respectively.

In 2023, we opened 30 company restaurants, which included 22 Texas Roadhouse restaurants, five Bubba's 33 restaurants and three Jaggers restaurants. We also completed the acquisition of eight domestic Texas Roadhouse franchise restaurants.

In 2024, we expect store week growth of approximately 8% across all concepts, including a benefit of 2% from the 53rd week.

Other sales include the net impact of the amortization of third-party gift card fees and gift card breakage income, sales related to our non-royalty based retail products and content revenue related to our tabletop kiosk devices. The net impact of these amounts was $(12.7) million and $(6.4) million for 2023 and 2022, respectively. The change was driven primarily by increased third-party gift card fee amortization from increased gift card sales and a decrease in our breakage adjustment recorded in 2023 of $3.7 million compared to $6.6 million recorded in 2022. The breakage adjustment relates to a change in our estimate of breakage due to a shift in our historic redemption pattern which indicated that the percentage of gift cards sold that are not expected to be redeemed had increased.

Franchise Royalties and Fees

Franchise royalties and fees increased by $1.0 million or 3.8% compared to 2022 primarily due to comparable restaurant sales growth and new store openings partially offset by decreased royalties related to the eight franchise restaurants acquired in 2023. Franchise comparable restaurant sales increased 9.6% in 2023.

In 2023, our existing franchise partners opened three domestic Texas Roadhouse restaurants and ten international Texas Roadhouse restaurants. Additionally, our first two domestic Jaggers franchise restaurants opened in 2023.

Food and Beverage Costs

Food and beverage costs, as a percentage of restaurant and other sales, remained flat at 34.6% in both periods presented as the benefit of a higher guest check was offset by commodity inflation. Commodity inflation was 5.6% in 2023 primarily due to higher beef costs.

For 2024, we currently expect commodity cost inflation of approximately 5% for the year with prices locked for approximately 40% of our forecasted costs and the remainder subject to floating market prices.

Restaurant Labor Expenses

Restaurant labor expense, as a percentage of restaurant and other sales, increased to 33.4% in 2023 compared to 33.1% in 2022. This increase was primarily due to wage and other labor inflation of 6.6% in 2023. Wage and other labor inflation was primarily due to higher wage and benefit expense driven by labor market pressures along with increases in state-mandated minimum and tipped wage rates and increased investment in our people. In addition, there was an increase in group insurance expense due to unfavorable claims experience of $7.6 million, as compared to the prior year period. The increase was partially offset by a decrease in workers' compensation expense due to favorable claims experience of $2.5 million, as compared to the prior year period, as well as the benefit of a higher guest check.

In 2024, we anticipate our labor costs will continue to be pressured by wage and other labor inflation of 4% to 5% driven by labor market pressures, increases in state-mandated minimum and tipped wages and increased investment in our people.

Restaurant Rent Expense

Restaurant rent expense, as a percentage of restaurant and other sales, decreased to 1.6% in 2023 compared to 1.7% in 2022. The decrease was primarily due to an increase in average unit volume and was partially offset by higher rent expense, as a percentage of restaurant and other sales, at our newer restaurants.

Restaurant Other Operating Expenses

Restaurant other operating expenses, as a percentage of restaurant and other sales, increased to 15.0% in 2023 compared to 14.9% in 2022. The increase was primarily due to higher general liability insurance expense partially offset by an increase in average unit volume and lower supplies expense. The increase in general liability insurance expense in 2023 was due to unfavorable claims experience and increased retention levels which resulted in additional expense of $9.8 million as compared to 2022 which included a benefit of $4.9 million.

Restaurant Pre-opening Expenses

Pre-opening expenses were $29.2 million in 2023 compared to $21.9 million in 2022 driven by an increase in the number and timing of new restaurant openings. Pre-opening costs will fluctuate from period to period based on the specific pre-opening costs incurred for each restaurant, the number and timing of restaurant openings and the number and timing of restaurant managers hired.

Depreciation and Amortization Expenses

Depreciation and amortization expenses, as a percentage of revenue, decreased to 3.3% in 2023 compared to 3.4% in 2022. The decrease was primarily due to the increase in average unit volume partially offset by higher depreciation expense at our newer restaurants.

Impairment and Closure Costs, Net

Impairment and closure costs, net were $0.3 million and $1.6 million in 2023 and 2022, respectively. In 2023, impairment and closure costs, net primarily related to ongoing closure costs of relocated stores. In 2022, impairment and closure costs, net included $1.7 million related to the impairment of land, building and operating lease right-of-use assets at three restaurants, two of which relocated and $0.6 million related to ongoing closure costs. This was partially offset by a $0.7 million gain on the sale of land and building that was previously classified as assets held for sale.

General and Administrative Expenses

General and administrative expenses, as a percentage of total revenue, remained flat at 4.3% in both periods presented. A separation payout, net of restricted stock forfeitures, of $2.6 million related to the retirement of an executive officer in the first quarter of 2023, and increased software hosting fees were offset by an increase in average unit volume.

Interest Income (Expense), Net

Interest income (expense), net was $3.0 million in 2023 compared to $(0.1) million in 2022. The increase was primarily driven by increased earnings on our cash and cash equivalents and decreased borrowings on our credit facility.

Equity Income from Unconsolidated Affiliates

Equity income was $1.4 million in 2023 compared to $1.2 million in 2022. The increase was primarily due to a $0.6 million gain on the acquisition of four of these affiliates in 2023 as compared to a $0.3 million gain on the acquisition of one of these affiliates in 2022.

Income Tax Expense

Our effective tax rate decreased to 12.5% in 2023 compared to 13.6% in 2022. The decrease was primarily due to an increase in the FICA tip tax credit and an increase in excess tax benefits related to share-based compensation. For 2024, we expect an effective tax rate of approximately 14% based on forecasted operating results.

Segment Information

We manage our restaurant and franchising operations by concept and as a result have identified Texas Roadhouse, Bubba's 33, Jaggers and our retail initiatives as separate operating segments. Our reportable segments are Texas Roadhouse and Bubba's 33. The Texas Roadhouse reportable segment includes the results of our domestic company Texas Roadhouse restaurants and domestic and international franchise Texas Roadhouse restaurants. The Bubba's 33 reportable segment includes the results of our domestic company Bubba's 33 restaurants. Our remaining operating segments, which include the results of our domestic company and franchise Jaggers restaurants and the results of our retail initiatives, are included in Other.

Management uses restaurant margin as the primary measure for assessing performance of our segments. Restaurant margin (in dollars and as a percentage of restaurant and other sales) represents restaurant and other sales less restaurant-level operating costs, including food and beverage costs, labor, rent and other operating costs. Restaurant margin also includes sales and operating costs related to our non-royalty based retail initiatives that is included in Other. Restaurant margin is used by our chief operating decision maker to evaluate restaurant-level operating efficiency and performance. A reconciliation of income from operations to restaurant margin is included in the Results of Operations section above.

The following table presents a summary of restaurant margin by segment (in thousands):

| | Fiscal Year Ended | | | |
	December 26, 2023		December 27, 2022	
Texas Roadhouse	$ 671,158	15.5 %	$ 600,197	16.0 %
Bubba's 33	33,942	13.7	26,934	12.7
Other	2,864	11.2	370	2.6
Total	$ 707,964	15.4 %	$ 627,501	15.7 %

In our Texas Roadhouse reportable segment, restaurant margin dollars increased $71.0 million or 11.8% in 2023. The increase was primarily due to higher sales which were partially offset by commodity and wage and other labor inflation. In addition, restaurant margin, as a percentage of restaurant and other sales, decreased to 15.5% in 2023 from 16.0% in 2022. Restaurant margin was negatively impacted by commodity inflation, driven by beef, and wage and other labor inflation which was partially offset by the benefit of higher sales.

In our Bubba's 33 reportable segment, restaurant margin dollars increased $7.0 million or 26.0% in 2023. In addition, restaurant margin, as a percentage of restaurant and other sales, increased to 13.7% in 2023 from 12.7% in 2022. These increases were primarily due to higher sales and commodity deflation, driven by poultry, partially offset by wage and other labor inflation.

Liquidity and Capital Resources

The following table presents a summary of our net cash provided by (used in) operating, investing and financing activities (in thousands):

| | Fiscal Year Ended | |
	2023	2022
Net cash provided by operating activities	$ 564,984	$ 511,725
Net cash used in investing activities	(367,167)	(263,734)
Net cash used in financing activities	(267,432)	(409,775)
Net decrease in cash and cash equivalents	$ (69,615)	$ (161,784)

Net cash provided by operating activities was $565.0 million in 2023 compared to $511.7 million in 2022. This increase was due to an increase in net income, an increase in depreciation and amortization expense and a favorable change in working capital.

Our operations have not required significant working capital and, like many restaurant companies, we have been able to operate with negative working capital, if necessary. Sales are primarily for cash, and restaurant operations do not require significant inventories or receivables. In addition, we receive trade credit for the purchase of food, beverages and supplies, thereby reducing the need for incremental working capital to support growth.

Net cash used in investing activities was $367.2 million in 2023 compared to $263.7 million in 2022. The increase was primarily due to higher capital expenditures, driven by the new company restaurants pipeline and the refurbishment of existing restaurants. The increase in the new company restaurants pipeline is primarily due to an increase in new locations currently under construction and higher average development costs per location. The increase in the refurbishment of existing restaurants is primarily due to increased maintenance needs driven by the high sales volumes at our restaurants.

We require capital principally for the development of new company restaurants, the refurbishment or relocation of existing restaurants and the acquisition of franchise restaurants, if any. We either lease our restaurant site locations under operating leases for periods generally of five to 30 years (including renewal periods) or purchase the land when appropriate. As of December 26, 2023, 155 of the 635 company restaurants have been developed on land which we own.

The following table presents a summary of capital expenditures (in thousands):

| | Fiscal Year Ended | |
	2023	2022
New company restaurants	$ 201,234	$ 139,210
Refurbishment or expansion of existing restaurants	119,785	84,414
Relocation of existing restaurants	20,629	18,478
Capital expenditures related to Support Center office	5,386	4,019
Total capital expenditures	$ 347,034	$ 246,121

Our future capital requirements will primarily depend on the number and mix of new restaurants we open, the timing of those openings and the restaurant prototype developed in a given fiscal year. These requirements will include costs directly related to new restaurants or relocating existing restaurants and may also include costs necessary to ensure that our infrastructure is able to support a larger restaurant base.

We intend to satisfy our capital requirements over the next 12 months with cash on hand, net cash provided by operating activities, and if needed, funds available under our revolving credit facility. In 2024, we expect our capital expenditures to be $340 million to $350 million.

Net cash used in financing activities was $267.4 million in 2023 compared to $409.8 million in 2022. The decrease is primarily due to a decrease in the amount of share repurchases partially offset by an increase in our quarterly dividend payments.

On March 17, 2022, our Board approved a stock repurchase program under which we may repurchase up to $300.0 million of our common stock. This stock repurchase program has no expiration date. All repurchases to date under our stock repurchase programs have been made through open market transactions.

In 2023, we paid $50.0 million to repurchase 455,026 shares of our common stock. In 2022, we paid $212.9 million to repurchase 2,734,005 shares of our common stock. As of December 26, 2023, $116.9 million remained under our authorized stock repurchase program.

On February 14, 2023, our Board authorized the payment of a quarterly dividend of $0.55 per share of common stock compared to the quarterly dividend of $0.46 per share of common stock declared in 2022. The payment of quarterly dividends totaled $147.2 million and $124.1 million in 2023 and 2022, respectively. On February 14, 2024, our Board declared a quarterly cash dividend of $0.61 per share of common stock.

We paid distributions of $8.0 million and $7.8 million in 2023 and 2022, respectively, to equity holders of our majority-owned company restaurants.

We maintain a revolving credit facility (the "credit facility") with a syndicate of commercial lenders led by JPMorgan Chase Bank, N.A. and PNC Bank, N.A. The credit facility is an unsecured, revolving credit agreement and has a borrowing capacity of up to $300.0 million with the option to increase by an additional $200.0 million subject to certain limitations, including approval by the syndicate of lenders. The credit facility has a maturity date of May 1, 2026.

As of December 26, 2023, we had no outstanding balance on the credit facility and had $295.3 million of availability, net of $4.7 million of outstanding letters of credit. As of December 27, 2022, we had $50.0 million outstanding on the credit facility, which was repaid in 2023, and $233.5 million of availability, net of $16.5 million of outstanding letters of credit. The outstanding amount as of December 27, 2022 is included as long-term debt on our consolidated balance sheet.

The interest rate for the credit facility as of December 26, 2023 and December 27, 2022 was 6.23% and 5.21%, respectively.

The lenders' obligation to extend credit pursuant to the credit facility depends on us maintaining certain financial covenants, including a minimum consolidated fixed charge coverage ratio and a maximum consolidated leverage ratio. The credit facility permits us to incur additional secured or unsecured indebtedness, except for the incurrence of secured indebtedness that in the aggregate is equal to or greater than $125.0 million and 20% of our consolidated tangible net worth. We were in compliance with all financial covenants as of December 26, 2023.

Contractual Obligations

The following table summarizes the amount of payments due under specified contractual obligations as of December 26, 2023 (in thousands):

		Payments Due by Period			
	Total	Less than 1 year	1 - 3 Years	3 - 5 Years	More than 5 years
Obligations under finance leases	2,758	9	42	78	2,629
Interest(1).	4,207	314	622	608	2,664
Real estate operating lease obligations	1,332,486	73,511	144,658	146,018	968,299
Capital obligations.	237,425	237,425	—	—	—
Total contractual obligations(2)	$ 1,576,876	$ 311,259	$ 145,322	$ 146,704	$ 973,592

(1) Includes interest on our financing leases and assumes a constant interest rate until maturity.

(2) Unrecognized tax benefits under Accounting Standards Codification 740, *Income Taxes,* are not significant and excluded from this amount.

We have no material minimum purchase commitments with our vendors that extend beyond a year. Refer to Notes 5, 8 and 13 to the consolidated financial statements for details of contractual obligations.

Guarantees

As of December 26, 2023 and December 27, 2022, we were contingently liable for $10.4 million and $11.3 million, respectively, for seven lease guarantees. These amounts represent the maximum potential liability of future payments under the guarantees. In the event of default, the indemnity and default clauses in our assignment agreements govern our ability to pursue and recover damages incurred. No material liabilities have been recorded as of December 26, 2023 or December 27, 2022, as the likelihood of default was deemed to be less than probable and the fair value of the guarantees is not considered significant.

Critical Accounting Policies and Estimates

The above discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and disclosures of contingent assets and liabilities. Our significant accounting policies are described in Note 2 to the accompanying consolidated financial statements. Critical accounting policies are those that we believe are most important to portraying our financial condition and results of operations and also require the greatest amount of subjective or complex judgments by management. Judgments or uncertainties regarding the application of these policies may result in significantly different amounts being reported under different conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing the consolidated financial statements.

Impairment of Long-lived Assets. We evaluate long-lived assets related to each restaurant to be held and used in the business, such as property and equipment, operating lease right-of-use assets and intangible assets subject to amortization, for impairment whenever events and circumstances indicate that the carrying amount of a restaurant may not be recoverable.   For the purposes of this evaluation, we define the asset group at the individual restaurant level. When we evaluate the restaurants, cash flows are the primary indicator of impairment. Recoverability of assets to be held and used is measured by comparison of the carrying amount of the restaurant to estimated undiscounted future cash flows expected to be generated by the restaurant.

Under our policies, trailing 12-month cash flow results under a predetermined amount at the individual restaurant level signals a potential impairment. In our evaluation of restaurants that do not meet the cash flow threshold, we estimate future undiscounted cash flows from operating the restaurant over the remaining useful life of the primary asset, which is the building or the operating lease right-of-use asset. In the estimation of future cash flows, we consider the period of time the restaurant has been open, the trend of operations over such period and future periods and expectations for future sales growth. We limit assumptions about important factors such as trend of future operations and sales growth to those that are supportable based upon our plans for the restaurant and actual results at comparable restaurants. Both qualitative and quantitative information are considered when evaluating for potential impairments. As we assess the ongoing expected cash flows and carrying amounts of our long-lived assets, these factors could cause us to realize a material impairment charge. Based on our reviews performed on the cash flows of our restaurants, the carrying amount associated with restaurants deemed at risk for impairment is not material to our consolidated financial statements.

If assets are determined to be impaired, we measure the impairment charge by calculating the amount by which the asset carrying amount exceeds its estimated fair value. The determination of asset fair value is also subject to significant judgment. We generally measure estimated fair value by discounting estimated future cash flows. When fair value is measured by discounting estimated future cash flows, the assumptions used are consistent with what we believe hypothetical market participants would use. We also use a discount rate that is commensurate with the risk inherent in the projected cash flows. If these assumptions change in the future, we may be required to record impairment charges for these assets.

In 2023, we recorded impairment and closure costs, net of $0.3 million related to ongoing closure costs of relocated stores. Refer to Note 17 in the consolidated financial statements for further discussion regarding impairment and closure costs recorded in 2023, 2022 and 2021.

Goodwill. Goodwill is tested annually for impairment and is tested more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the fair value of the reporting unit, up to the amount of goodwill recorded. Goodwill is required to be tested for impairment at the reporting unit level, or the level of internal reporting that reflects the way in which an entity manages its businesses. A reporting unit is defined as an operating segment, or one level below an operating segment. Our reporting units are at the concept level. An entity may first assess qualitative factors in order to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. The entity may also elect to bypass the qualitative assessment and determine the fair value of the reporting unit and compare it to its carrying amount. The fair value of the reporting unit may be based on several valuation approaches including capitalization of earnings, discounted cash flows, comparable public company market multiples and comparable acquisition market multiples. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the fair value of the reporting unit.

At December 26, 2023, our Texas Roadhouse reporting unit had allocated goodwill of $169.7 million. No other reporting units had goodwill balances.

In performing the qualitative assessment, we reviewed factors such as macroeconomic conditions, industry and market considerations, cost factors, changes in management or key personnel, sustained decreases in share price and the overall financial performance of the Company's Texas Roadhouse reporting unit. As a result of the qualitative assessment, no indicators of impairment were identified, and no additional indicators of impairment were identified through the end of the fourth quarter that would require additional testing. Changes in circumstances existing at the measurement date or at other times in the future could result in an impairment loss.

Effects of Inflation

During recent years, we have operated during periods of high inflation, led primarily by commodity cost and wage and other labor inflation. Commodity cost inflation is due to increased costs incurred by our vendors related to increased labor, transportation, packaging, and raw materials costs. Wage and other labor inflation is driven by higher wage and benefit expense due to labor market pressures along with increases in state-mandated minimum and tipped wage rates and increased investment in our people. Some of the impacts of inflation have been offset by menu price increases and other adjustments made during the year. Whether we are able and/or choose to continue to offset the effects of inflation will determine to what extent, if any, inflation affects our restaurant profitability in future periods.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates on variable rate debt and changes in commodity prices. Our exposure to interest rate fluctuations is limited to our outstanding bank debt. The terms of the credit facility require us to pay interest on outstanding borrowings at SOFR, plus a fixed adjustment of 0.10%, plus a variable adjustment of 0.875% to 1.875% depending on our leverage ratio. As of December 26, 2023, we had no outstanding borrowings on our credit facility.

In an effort to secure high quality, low-cost ingredients used in the products sold in our restaurants, we employ various purchasing and pricing contract techniques. When purchasing certain types of commodities, we may be subject to prevailing market conditions resulting in unpredictable price volatility. For certain commodities, we may also enter into contracts for terms of one year or less that are either fixed price agreements or fixed volume agreements where the price is negotiated with reference to fluctuating market prices. We currently do not use financial instruments to hedge commodity prices, but we will continue to evaluate their effectiveness. Extreme and/or long-term increases in commodity prices could adversely affect our future results, especially if we are unable, primarily due to competitive reasons, to increase menu prices. Additionally, if there is a time lag between the increasing commodity prices and our ability to increase menu prices or if we believe the commodity price increase to be short in duration and we choose not to pass on the cost increases, our short-term financial results could be negatively affected.

We are subject to business risk as our beef supply is highly dependent upon four vendors. If these vendors are unable to fulfill their obligations under their contracts, we may encounter supply shortages and/or higher costs to secure adequate supply and a possible loss of sales, any of which would harm our business.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY FINANCIAL DATA

See Index to Consolidated Financial Statements at Item 15.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

We have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to, and as defined in, Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this report. Based on the evaluation, performed under the supervision and with the participation of our management, including the Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO"), our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective as of December 26, 2023.

Changes in internal control

There were no changes in the Company's internal control over financial reporting that occurred during the quarter ended December 26, 2023 that materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Under Section 404 of the Sarbanes-Oxley Act of 2002, our management is required to assess the effectiveness of the Company's internal control over financial reporting as of the end of each fiscal year and report, based on that assessment, whether the Company's internal control over financial reporting is effective.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements.

Under the supervision and with the participation of our management, including our CEO and CFO, we assessed the effectiveness of the Company's internal control over financial reporting as of the end of the period covered by this report. In this assessment, the Company applied criteria based on the "Internal Control—Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. These criteria are in the areas of control environment, risk assessment, control activities, information and communication, and monitoring. The Company's assessment included documenting, evaluating and testing the design and operating effectiveness of its internal control over financial reporting. Based upon this evaluation, our management concluded that our internal control over financial reporting was effective as of December 26, 2023.

KPMG LLP, the independent registered public accounting firm that audited our Consolidated Financial Statements included in the Annual Report on Form 10-K, has also audited the effectiveness of the Company's internal control over financial reporting as of December 26, 2023 as stated in their report at F-3.

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Trading Plans

In accordance with the disclosure requirement set forth in Item 408 of Regulation S-K, the following table discloses any executive officer or director who is subject to the filing requirements of Section 16 of the Securities Exchange Act of 1934 that adopted a Rule 10b5-1 trading arrangement during the 13 weeks ended December 26, 2023. These trading arrangements are intended to satisfy the affirmative defense conditions of Rule 10b5-1(c).

Name	Title	Adoption Date	End Date (1)	Aggregate Number of Securities to be Sold
Hernan E. Mujica	Chief Technology Officer	11/22/2023	3/12/2024	1,740

(1) A trading plan may expire on such earlier date that all transactions under the trading plan are completed.

Other than as disclosed above, no other executive officer or director adopted, modified or terminated a Rule 10b5-1 or a non-Rule 10b5-1 trading arrangement during the 13 weeks ended December 26, 2023.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding our directors is incorporated herein by reference to the information set forth under "Election of Directors" in our Definitive Proxy Statement to be dated on or about April 5, 2024.

Information regarding our executive officers has been included in Part I of this Annual Report under the caption "Executive Officers of the Company."

Information regarding our corporate governance is incorporated herein by reference to the information set forth in our Definitive Proxy Statement to be dated on or about April 5, 2024.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated by reference from our Definitive Proxy Statement to be dated on or about April 5, 2024.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference from our Definitive Proxy Statement to be dated on or about April 5, 2024.

Equity Compensation Plan Information

As of December 26, 2023, shares of common stock authorized for issuance under our equity compensation plans are summarized in the following table. Refer to Note 14 to the Consolidated Financial Statements for a description of the plans.

Plan Category	Shares to Be Issued Upon Vest Date (1)	Shares Available for Future Grants
Plans approved by shareholders	478,027	6,414,812
Plans not approved by shareholders	—	—
Total	478,027	6,414,812

(1) Total number of shares consist of 442,327 restricted stock units and 35,700 performance stock units. Shares in this column are excluded from the Shares Available for Future Grants column.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated by reference from our Definitive Proxy Statement to be dated on or about April 5, 2024.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated by reference from our Definitive Proxy Statement to be dated on or about April 5, 2024.

PART IV

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

1.   Consolidated Financial Statements

Description	Page Number in Report
Reports of Independent Registered Public Accounting Firm (PCAOB ID: 185)	F-1
Consolidated Balance Sheets as of December 26, 2023 and December 27, 2022	F-5
Consolidated Statements of Income and Comprehensive Income for the years ended December 26, 2023, December 27, 2022 and December 28, 2021	F-6
Consolidated Statements of Stockholders' Equity for the years ended December 26, 2023, December 27, 2022, and December 28, 2021	F-7
Consolidated Statements of Cash Flows for the years ended December 26, 2023, December 27, 2022, and December 28, 2021	F-8
Notes to Consolidated Financial Statements	F-9

2.   Financial Statement Schedules

Omitted due to inapplicability or because required information is shown in our Consolidated Financial Statements or Notes thereto.

3.   Exhibits

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 of the Registrant's Quarterly Report on Form 10-Q for the period ended June 28, 2016)
3.2	Amended and Restated Bylaws for Texas Roadhouse, Inc. dated February 23, 2023 (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K dated February 23, 2023)
4.1	Description of Securities (incorporated by reference to Exhibit 4.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019)
10.1*	Form of Indemnification Agreement for Director and Executive Officer (incorporated by reference to Exhibit 10.1 of Registrant's Annual Report on Form 10-K for the year ended December 28, 2021)
10.2	Form of Limited Partnership Agreement and Operating Agreement for certain company-managed Texas Roadhouse restaurants, including schedule of the owners of such restaurants and the aggregate interests held by directors, executive officers and 5% stockholders who are parties to such an agreement (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 of Registrant)
10.3	Form of Franchise Agreement and Preliminary Agreement for a Texas Roadhouse restaurant franchise, including schedule of directors, executive officers and 5% stockholders which have entered into either agreement (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-1 of Registrant)
10.4	Schedule of the owners of company-managed Texas Roadhouse restaurants and the aggregate interests held by directors, executive officers and 5% stockholders who are parties to Limited Partnership Agreements and Operating Agreements as of December 26, 2023 the form of which is set forth in Exhibit 10.2 of this Form 10-K
10.5	Schedule of the directors, executive officers and 5% stockholders which have entered into Franchise Agreements or Preliminary Agreements for a Texas Roadhouse Franchise as of December 26, 2023 the form of which is set forth in Exhibit 10.3 of this Form 10-K
10.6*	Texas Roadhouse, Inc. 2013 Long-Term Incentive Plan (incorporated by reference from Appendix A to the Texas Roadhouse, Inc. Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 5, 2013)
10.7*	Amended and Restated Form of Restricted Stock Unit Award Agreement under the Texas Roadhouse, Inc. 2013 Long-Term Incentive Plan for non-officers (incorporated by reference to Exhibit 10.41 to the Registrant's Annual Report on Form 10-K for the year ended December 30, 2014)

Exhibit No.	Description
10.8*	Second Amended and Restated Deferred Compensation Plan of Texas Roadhouse Management Corp., as amended December 19, 2007 and December 31, 2008 (incorporated by reference to Exhibit 10.42 to the Registrant's Annual Report on Form 10-K for the year ended December 30, 2014)
10.9*	Third Amended and Restated Deferred Compensation Plan of Texas Roadhouse Management Corp., effective January 1, 2010 (incorporated by reference to Exhibit 10.43 to the Registrant's Annual Report on Form 10-K for the year ended December 30, 2014)
10.10	Master Lease Agreement dated October 26, 2018 between Paragon Centre Holdings, LLC and Texas Roadhouse Holdings LLC (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 25, 2018)
10.11	Amended and Restated Credit Agreement dated as of August 7, 2017, by and among Texas Roadhouse Inc., and the lenders named therein and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated August 7, 2017)
10.12	Assignment and Assumption Agreement between Texas Roadhouse Holdings LLC and Texas Roadhouse, Inc. dated October 26, 2018 (incorporated by reference to Exhibit 10.27 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019)
10.13	First Amendment to Paragon Centre Master Lease Agreement between Paragon Centre Holdings, LLC and Texas Roadhouse, Inc. dated December 13, 2019 (incorporated by reference to Exhibit 10.28 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019)
10.14	First Amendment to Amended and Restated Credit Agreement, dated as of May 11, 2020, by and among Texas Roadhouse, Inc., and the lenders named therein and JPMorgan Chase Bank, N.A. as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on 8-K dated May 11, 2020)
10.15*	Employment Agreement between Registrant and Gerald L. Morgan entered into as of December 17, 2020 (incorporated by reference to Exhibit 10.33 to the Registrant's Annual Report on Form 10-K for the year ended December 29, 2020)
10.16*	Employment Agreement between Registrant and S. Chris Jacobsen entered into as of December 30, 2020 (incorporated by reference to Exhibit 10.36 to the Registrant's Annual Report on Form 10-K for the year ended December 29, 2020)
10.17*	Employment Agreement between Registrant and Tonya Robinson entered into as of December 30, 2020 (incorporated by reference to Exhibit 10.37 to the Registrant's Annual Report on Form 10-K for the year ended December 29, 2020)
10.18*	Employment Agreement between Registrant and Christopher C. Colson entered into as of March 31, 2021 (incorporated by reference to Exhibit 10.6 of the Registrant's Quarterly Report on Form 10-Q for the period ended March 30, 2021)
10.19*	First Amendment to Employment Agreement between Texas Roadhouse Management Corp. and Gerald L. Morgan dated March 31, 2021, with a retroactive effective date of March 18, 2021 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated March 31, 2021)
10.20*	Employment Agreement between Registrant and Regina A. Tobin entered into as of June 15, 2021 with an effective date of June 30, 2021 (incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q for the period ended June 29, 2021)
10.21*	Employment Agreement between Registrant and Hernan E. Mujica entered into as of June 15, 2021 with an effective date of June 30, 2021 (incorporated by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q for the period ended June 29, 2021)
10.22	Second Amendment to Amended and Restated Credit Agreement dated as of May 4, 2021 by and among Texas Roadhouse, Inc. and the lenders named therein and JPMorgan Chase Bank, N.A. as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated May 4, 2021)
10.23*	Texas Roadhouse, Inc. 2021 Long-Term Incentive Plan (incorporated by reference from Appendix A to the Texas Roadhouse, Inc. Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 2, 2021)
10.24*	Form of Texas Roadhouse, Inc. 2021 Long-Term Incentive Plan Performance Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 of Registrant's Current Report on Form 8-K dated June 15, 2021)
10.25*	Form of Texas Roadhouse, Inc. 2021 Long-Term Incentive Plan Restricted Stock Unit Award Agreement (Officers) (incorporated by reference to Exhibit 10.1 of Registrant's Current Report on Form 8-K dated June 15, 2021)

Exhibit No.	Description
10.26*	Form of Texas Roadhouse, Inc. 2021 Long-Term Incentive Plan Restricted Stock Unit Award Agreement (Member of Board of Directors) (incorporated by reference to Exhibit 10.1 of Registrant's Current Report on Form 8-K dated June 15, 2021)
10.27*	Second Amendment to Employment Agreement between Texas Roadhouse Management Corp. and Gerald L. Morgan dated January 9, 2023 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated January 6, 2023)
10.28*	First Amendment to Employment Agreement between Texas Roadhouse Management Corp. and Regina A. Tobin dated January 9, 2023 (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated January 6, 2023)
10.29*	First Amendment to Employment Agreement between Texas Roadhouse Management Corp. and Hernan E. Mujica dated January 9, 2023 (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated January 6, 2023)
10.30*	First Amendment to Employment Agreement between Texas Roadhouse Management Corp. and Christopher C. Colson dated January 9, 2023 (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K dated January 6, 2023)
10.31*	Separation Agreement and Release of Claims dated January 5, 2023 by and between Tonya R. Robinson and Texas Roadhouse Management Corp. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated January 4, 2023)
10.32*	Employment Agreement between Texas Roadhouse Management Corp. and David Christopher Monroe dated May 17, 2023 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated May 17, 2023)
10.33	Amendment No. 3 to Amended and Restated Credit Agreement dated May 19, 2023 by and among Texas Roadhouse, Inc., the lenders named therein and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K dated May 19, 2023)
10.34*	Separation Agreement and Release of Claims dated August 3, 2023 by and between S. Chris Jacobsen and Texas Roadhouse Management Corp. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated August 3, 2023)
10.35*	Form of Texas Roadhouse, Inc. 2021 Long-Term Incentive Plan Restricted Stock Unit Award Agreement (Non-Officers) (incorporated by reference to Exhibit 10.2 to Registrant's of the Registrant's Quarterly Report on Form 10-Q for the period ended September 26, 2023)
10.36*	Employment Agreement between Texas Roadhouse Management Corp. and Travis C. Doster dated November 9, 2023
21.1	List of Subsidiaries
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.3	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97*	Texas Roadhouse, Inc. Policy for Recovery of Incentive Compensation for Executive Officers dated November 9, 2023
101	The following financial statements from the Texas Roadhouse, Inc. Annual Report on Form 10-K for the year ended December 26, 2023, filed February 23, 2024, formatted in inline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income and Comprehensive Income, (iii) Consolidated Statements of Stockholders' Equity, (iv) Consolidated Statements of Cash Flows, and (v) the Notes to the Consolidated Financial Statements.
104	Cover page, formatted in iXBRL and contained in Exhibit 101.

* Management contract or compensatory plan or arrangement required to be filed as an exhibit to Form 10-K.

ITEM 16. FORM 10-K SUMMARY

Not applicable.


SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEXAS ROADHOUSE, INC.


By: /s/ GERALD L. MORGAN
Chief Executive Officer, Director
Date: February 23, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ GERALD L. MORGAN Gerald L. Morgan	Chief Executive Officer, Director (Principal Executive Officer)	February 23, 2024
/s/ D. CHRISTOPHER MONROE D. Christopher Monroe	Chief Financial Officer (Principal Financial Officer)	February 23, 2024
/s/ KEITH V. HUMPICH Keith V. Humpich	Vice President of Finance (Principal Accounting Officer)	February 23, 2024
/s/ GREGORY N. MOORE Gregory N. Moore	Chairman of the Board, Director	February 23, 2024
/s/ MICHAEL A. CRAWFORD Michael A. Crawford	Director	February 23, 2024
/s/ DONNA E. EPPS Donna E. Epps	Director	February 23, 2024
/s/ WAYNE L. JONES Wayne L. Jones	Director	February 23, 2024
/s/ CURTIS A. WARFIELD Curtis A. Warfield	Director	February 23, 2024
/s/ KATHLEEN M. WIDMER Kathleen M. Widmer	Director	February 23, 2024
/s/ JAMES R. ZARLEY James R. Zarley	Director	February 23, 2024

(This page has been left blank intentionally.)

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Texas Roadhouse, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Texas Roadhouse, Inc. and subsidiaries (the Company) as of December 26, 2023 and December 27, 2022, the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 26, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 26, 2023 and December 27, 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 26, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 26, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Potential indicators of impairment of long-lived assets

As discussed in Note 2 to the consolidated financial statements, the Company assesses long-lived assets, primarily related to restaurants held and used in the business, including property and equipment and right-of-use assets, for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a restaurant, or asset group, may not be recoverable. Trailing 12-month cash flows under predetermined amounts at the individual restaurant level are the Company's primary indicator that the carrying amount of a restaurant may not be recoverable. Property and equipment, net of accumulated depreciation, and the operating lease right-of-use assets, net as of December 26, 2023 were $1,474.7 million and $694.0 million, respectively.

We identified the assessment of the Company's determination of potential indicators of impairment of long-lived assets as a critical audit matter. Subjective auditor judgement was required to evaluate the events or circumstances

F-1

indicating the carrying amount of an asset group may not be recoverable, including the determination of the cash flow thresholds and the utilization of trailing 12-month cash flows to identify a potential impairment trigger.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's long-lived asset impairment process, including controls relating to determination and identification of potential indicators of impairment. We evaluated the Company's methodology of using trailing 12-month cash flow results under predetermined thresholds at the individual restaurant level as a potential indicator of impairment. Specifically, we evaluated the Company's assessment of the factors considered, including the cash flows at the individual restaurant level and the cash flow thresholds used in the Company's analysis. We tested that those restaurants with trailing 12-month cash flows were evaluated for potential impairment triggers, and we compared trailing 12-month cash flows to historical financial data. We also assessed other events and circumstances that could have been indicative of a potential impairment trigger by reviewing management's development reports and related meeting minutes and the board of directors meeting minutes.

/s/ KPMG LLP

We have served as the Company's auditor since 1998.

Louisville, Kentucky
February 23, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Texas Roadhouse, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Texas Roadhouse, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 26, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 26, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 26, 2023 and December 27, 2022, the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 26, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated February 23, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Louisville, Kentucky
February 23, 2024

Texas Roadhouse, Inc. and Subsidiaries

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 26, 2023	December 27, 2022
Assets		
Current assets:		
Cash and cash equivalents	$ 104,246	$ 173,861
Receivables, net of allowance for doubtful accounts of $35 at December 26, 2023 and $50 at December 27, 2022	175,474	150,264
Inventories, net	38,320	38,015
Prepaid income taxes	3,262	5,097
Prepaid expenses and other current assets	35,172	29,604
Total current assets	356,474	396,841
Property and equipment, net of accumulated depreciation of $1,078,855 at December 26, 2023 and $968,036 at December 27, 2022	1,474,722	1,270,349
Operating lease right-of-use assets, net	694,014	630,258
Goodwill	169,684	148,732
Intangible assets, net of accumulated amortization of $20,929 at December 26, 2023 and $17,905 at December 27, 2022	3,483	5,607
Other assets	94,999	73,878
Total assets	$ 2,793,376	$ 2,525,665
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of operating lease liabilities	$ 27,411	$ 25,490
Accounts payable	131,638	105,560
Deferred revenue-gift cards	373,913	335,403
Accrued wages	68,062	54,544
Income taxes payable	112	434
Accrued taxes and licenses	42,758	35,264
Other accrued liabilities	101,540	95,315
Total current liabilities	745,434	652,010
Operating lease liabilities, net of current portion	743,476	677,874
Long-term debt	—	50,000
Restricted stock and other deposits	8,893	7,979
Deferred tax liabilities, net	23,104	20,979
Other liabilities	114,958	89,161
Total liabilities	1,635,865	1,498,003
Texas Roadhouse, Inc. and subsidiaries stockholders' equity:		
Preferred stock ($0.001 par value, 1,000,000 shares authorized; no shares issued or outstanding)	—	—
Common stock ($0.001 par value, 100,000,000 shares authorized, 66,789,464 and 66,973,311 shares issued and outstanding at December 26, 2023 and December 27, 2022, respectively)	67	67
Additional paid-in-capital	—	13,139
Retained earnings	1,141,595	999,432
Total Texas Roadhouse, Inc. and subsidiaries stockholders' equity	1,141,662	1,012,638
Noncontrolling interests	15,849	15,024
Total equity	1,157,511	1,027,662
Total liabilities and equity	$ 2,793,376	$ 2,525,665

See accompanying Notes to Consolidated Financial Statements.

Texas Roadhouse, Inc. and Subsidiaries

Consolidated Statements of Income and Comprehensive Income

(in thousands, except per share data)

| | Fiscal Year Ended | | |
	December 26, 2023	December 27, 2022	December 28, 2021
Revenue:			
Restaurant and other sales	$ 4,604,554	$ 3,988,791	$ 3,439,176
Franchise royalties and fees	27,118	26,128	24,770
Total revenue	4,631,672	4,014,919	3,463,946
Costs and expenses:			
Restaurant operating costs (excluding depreciation and amortization shown separately below):			
Food and beverage	1,593,852	1,378,192	1,156,628
Labor	1,539,124	1,319,959	1,123,003
Rent	72,766	66,834	60,005
Other operating	690,848	596,305	517,808
Pre-opening	29,234	21,883	24,335
Depreciation and amortization	153,202	137,237	126,761
Impairment and closure, net	275	1,600	734
General and administrative	198,382	172,712	157,480
Total costs and expenses	4,277,683	3,694,722	3,166,754
Income from operations	353,989	320,197	297,192
Interest income (expense), net	2,984	(124)	(3,663)
Equity income (loss) from investments in unconsolidated affiliates	1,351	1,239	(637)
Income before taxes	358,324	321,312	292,892
Income tax expense	44,649	43,715	39,578
Net income including noncontrolling interests	313,675	277,597	253,314
Less: Net income attributable to noncontrolling interests	8,799	7,779	8,020
Net income attributable to Texas Roadhouse, Inc. and subsidiaries	$ 304,876	$ 269,818	$ 245,294
Other comprehensive income, net of tax:			
Foreign currency translation adjustment, net of tax of $—, $— and ($36), respectively	—	—	106
Total comprehensive income	$ 304,876	$ 269,818	$ 245,400
Net income per common share attributable to Texas Roadhouse, Inc. and subsidiaries:			
Basic	$ 4.56	$ 3.99	$ 3.52
Diluted	$ 4.54	$ 3.97	$ 3.50
Weighted average shares outstanding:			
Basic	66,893	67,643	69,709
Diluted	67,149	67,920	70,098
Cash dividends declared per share	$ 2.20	$ 1.84	$ 1.20

See accompanying Notes to Consolidated Financial Statements.

Texas Roadhouse, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity

(tabular amounts in thousands, except share data)

	Shares	Par Value	Additional Paid-in-Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Texas Roadhouse, Inc. and Subsidiaries	Noncontrolling Interests	Total
Balance, December 29, 2020.	69,561,861	$ 70	$ 145,626	$ 781,915	$ (106)	$ 927,505	$ 15,546	$ 943,051
Net income.	—	—	—	245,294	—	245,294	8,020	253,314
Other comprehensive income, net of tax . . .	—	—	—	—	106	106	—	106
Distributions to noncontrolling interest holders.	—	—	—	—	—	—	(8,206)	(8,206)
Dividends declared ($1.20 per share)	—	—	—	(83,658)	—	(83,658)	—	(83,658)
Shares issued under share-based compensation plans including tax effects . .	595,534	—	—	—	—	—	—	—
Indirect repurchase of shares for minimum tax withholdings	(190,045)	—	(17,628)	—	—	(17,628)	—	(17,628)
Repurchase of shares of common stock . . .	(584,932)	(1)	(51,633)	—	—	(51,634)	—	(51,634)
Share-based compensation	—	—	38,139	—	—	38,139	—	38,139
Balance, December 28, 2021.	69,382,418	$ 69	$ 114,504	$ 943,551	$ —	$ 1,058,124	$ 15,360	$ 1,073,484
Net income.	—	—	—	269,818	—	269,818	7,779	277,597
Distributions to noncontrolling interest holders.	—	—	—	—	—	—	(7,775)	(7,775)
Acquisition of noncontrolling interest	—	—	(1,395)	—	—	(1,395)	(340)	(1,735)
Dividends declared ($1.84 per share)	—	—	—	(124,137)	—	(124,137)	—	(124,137)
Shares issued under share-based compensation plans including tax effects . .	474,771	—	—	—	—	—	—	—
Indirect repurchase of shares for minimum tax withholdings	(149,873)	—	(13,576)	—	—	(13,576)	—	(13,576)
Repurchase of shares of common stock . . .	(2,734,005)	(2)	(123,057)	(89,800)	—	(212,859)	—	(212,859)
Share-based compensation	—	—	36,663	—	—	36,663	—	36,663
Balance, December 27, 2022.	66,973,311	$ 67	$ 13,139	$ 999,432	$ —	$ 1,012,638	$ 15,024	$ 1,027,662
Net income.	—	—	—	304,876	—	304,876	8,799	313,675
Distributions to noncontrolling interest holders.	—	—	—	—	—	—	(7,974)	(7,974)
Dividends declared ($2.20 per share)	—	—	—	(147,182)	—	(147,182)	—	(147,182)
Shares issued under share-based compensation plans including tax effects . .	391,793	—	—	—	—	—	—	—
Indirect repurchase of shares for minimum tax withholdings	(120,614)	—	(12,688)	—	—	(12,688)	—	(12,688)
Repurchase of shares of common stock, including excise tax	(455,026)	—	(34,681)	(15,531)	—	(50,212)	—	(50,212)
Share-based compensation	—	—	34,230	—	—	34,230	—	34,230
Balance, December 26, 2023.	66,789,464	$ 67	$ —	$ 1,141,595	$ —	$ 1,141,662	$ 15,849	$ 1,157,511

See accompanying Notes to Consolidated Financial Statements.

Texas Roadhouse, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Fiscal Year Ended		
	December 26, 2023	December 27, 2022	December 28, 2021
Cash flows from operating activities:			
Net income including noncontrolling interests	$ 313,675	$ 277,597	$ 253,314
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	153,202	137,237	126,761
Deferred income taxes	3,115	9,456	8,896
Loss on disposition of assets	3,783	5,206	3,167
Impairment and closure costs	200	1,770	673
Equity (income) loss from investments in unconsolidated affiliates	(1,351)	(1,239)	637
Distributions of income received from investments in unconsolidated affiliates	689	1,022	1,071
Provision for doubtful accounts	(14)	33	7
Share-based compensation expense	34,230	36,663	38,139
Changes in operating working capital, net of acquisitions:			
Receivables	(24,420)	11,062	(62,399)
Inventories	105	(6,099)	(9,231)
Prepaid expenses and other current assets	(5,612)	(6,540)	(2,485)
Other assets	(22,617)	5,775	(13,918)
Accounts payable	23,083	5,408	27,730
Deferred revenue—gift cards	37,347	33,799	67,845
Accrued wages	13,518	(10,172)	12,734
Prepaid income taxes and income taxes payable	1,514	5,953	(8,973)
Accrued taxes and licenses	6,581	1,889	8,624
Other accrued liabilities	(3,460)	2,147	20,352
Operating lease right-of-use assets and lease liabilities	6,313	5,268	5,553
Other liabilities	25,103	(4,510)	(9,671)
Net cash provided by operating activities	564,984	511,725	468,826
Cash flows from investing activities:			
Capital expenditures—property and equipment	(347,034)	(246,121)	(200,692)
Acquisition of franchise restaurants, net of cash acquired	(39,153)	(33,069)	—
Proceeds from sale of investments in unconsolidated affiliates	627	316	—
Proceeds from sale of property and equipment	2,110	2,269	—
Proceeds from sale leaseback transactions	16,283	12,871	5,588
Net cash used in investing activities	(367,167)	(263,734)	(195,104)
Cash flows from financing activities:			
Payments on revolving credit facility	(50,000)	(50,000)	(140,000)
Debt issuance costs	—	—	(708)
Distributions to noncontrolling interest holders	(7,974)	(7,775)	(8,206)
Acquisition of noncontrolling interest	—	(1,735)	—
Proceeds from restricted stock and other deposits, net	405	307	602
Indirect repurchase of shares for minimum tax withholdings	(12,688)	(13,576)	(17,628)
Repurchase of shares of common stock	(49,993)	(212,859)	(51,634)
Dividends paid to shareholders	(147,182)	(124,137)	(83,658)
Net cash used in financing activities	(267,432)	(409,775)	(301,232)
Net decrease in cash and cash equivalents	(69,615)	(161,784)	(27,510)
Cash and cash equivalents—beginning of period	173,861	335,645	363,155
Cash and cash equivalents—end of period	$ 104,246	$ 173,861	$ 335,645
Supplemental disclosures of cash flow information:			
Interest paid, net of amounts capitalized	$ 1,119	$ 1,547	$ 3,186
Income taxes paid	$ 39,861	$ 25,910	$ 39,789
Capital expenditures included in current liabilities	$ 47,550	$ 34,689	$ 23,087

See accompanying Notes to Consolidated Financial Statements.

Texas Roadhouse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Tabular amounts in thousands, except share and per share data)

(1) Description of Business

Texas Roadhouse, Inc. and subsidiaries (collectively, the "Company," "we," "our" and/or "us"), is a growing restaurant company operating predominantly in the casual dining segment. Our late founder, W. Kent Taylor, started the business in 1993 with the opening of the first Texas Roadhouse restaurant in Clarksville, Indiana.

The Company maintains three restaurant concepts operating as Texas Roadhouse, Bubba's 33 and Jaggers. As of December 26, 2023, we owned and operated 635 restaurants and franchised an additional 106 restaurants in 49 states and ten foreign countries. Of the 106 franchise restaurants, there were 58 domestic and 48 international restaurants. As of December 27, 2022, we owned and operated 597 restaurants and franchised an additional 100 restaurants in 49 states and ten foreign countries. Of the 100 franchise restaurants, 62 were domestic and 38 were international restaurants.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements present the financial position, results of operations and cash flows of the Company and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

As of December 26, 2023 and December 27, 2022, we owned a majority interest in 20 company restaurants. The operating results of these majority-owned restaurants are consolidated and the portion of income attributable to noncontrolling interests is reflected in the line item net income attributable to noncontrolling interests in our consolidated statements of income and comprehensive income.

As of December 26, 2023 and December 27, 2022, we owned a 5.0% to 10.0% equity interest in 20 and 23 domestic franchise restaurants, respectively. These unconsolidated restaurants are accounted for using the equity method. Our investments in these unconsolidated affiliates are included in other assets in our consolidated balance sheets, and we record our percentage share of net income earned by these unconsolidated affiliates in our consolidated statements of income and comprehensive income under equity income (loss) from investments in unconsolidated affiliates.

Fiscal Year

We utilize a 52 or 53 week accounting period that typically ends on the last Tuesday in December. We utilize a 13 week accounting period for quarterly reporting purposes, except in years containing 53 weeks when the fourth quarter contains 14 weeks. Fiscal years 2023, 2022 and 2021 were 52 weeks in length.

Use of Estimates

We have made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reporting of revenue and expenses during the period to prepare these consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). Significant items subject to such estimates and assumptions include the valuation of property and equipment, goodwill, lease liabilities and right-of-use assets, obligations related to insurance reserves, legal reserves, income taxes and gift card breakage. Actual results could differ from those estimates.

Segment Reporting

Operating segments are defined as components of a company that engage in business activities from which it may earn revenue and incur expenses, and for which separate financial information is available and is regularly reviewed by the chief operating decision maker ("CODM") to assess the performance of the individual segments and make decisions about resources to be allocated to the segments. The Company's operating segments have been identified in accordance

(Tabular amounts in thousands, except share and per share data)

with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") ASC 280, *Segment Reporting*.

We have identified Texas Roadhouse, Bubba's 33, Jaggers and our retail initiatives as separate operating segments. In addition, we have identified Texas Roadhouse and Bubba's 33 as reportable segments. For further discussion of segment reporting, refer to Note 19.

Cash and Cash Equivalents

We consider all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents also include receivables from credit card companies as these balances are highly liquid in nature and are settled within two to three business days. These amounted to $27.8 million and $22.0 million at December 26, 2023 and December 27, 2022, respectively.

Receivables

Receivables consist principally of amounts due from retail gift card providers, certain franchise restaurants for reimbursement of labor costs, pre-opening and other expenses, and franchise restaurants for royalty fees.

Receivables are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on historical collection experience, adjusted for current and forecasted economic conditions and other factors such as credit risk or industry trends, and the age of receivables. We review our allowance for doubtful accounts quarterly. Past due balances over 120 days are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventories

Inventories, consisting principally of food, beverages and supplies, are valued at the lower of cost (first-in, first-out) or net realizable value.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for major renewals and betterments are capitalized while expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed on property and equipment, including assets located on leased properties, over the shorter of the estimated useful lives of the related assets or the underlying lease term using the straight-line method. In most cases, assets on leased properties are depreciated over a period of time which includes both the initial term of the lease and one or more option periods.

The estimated useful lives are:

Land improvements	10 - 25 years
Buildings and leasehold improvements	10 - 25 years
Furniture, fixtures and equipment	3 - 10 years

The cost of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized as indefinite-lived assets and included in Property and equipment, net.

(Tabular amounts in thousands, except share and per share data)

Cloud Computing Arrangements

The Company capitalizes cloud computing implementation costs and amortizes these costs on a straight-line basis over the term of the related service agreement, including renewal periods that are reasonably certain to be exercised. Capitalized cloud computing implementation costs were $3.0 million and $1.9 million, net of accumulated amortization, as of December 26, 2023 and December 27, 2022, respectively. These costs are included in prepaid expenses and other current assets and other assets in our consolidated balance sheets. Related amortization expense was $1.4 million, $1.0 million and $0.2 million for the years ended December 26, 2023, December 27, 2022, and December 28, 2021, respectively, and is included in general and administrative expenses in our consolidated statements of income and comprehensive income.

Leases

We recognize operating lease right-of-use assets and operating lease liabilities for real estate leases, including our restaurant leases and Support Center lease, as well as certain restaurant equipment leases based on the present value of the lease payments over the lease term. We estimate the present value based on our incremental borrowing rate which corresponds to the underlying lease term. In addition, operating lease right-of-use assets are reduced for accrued rent and increased for any initial direct costs recognized at lease inception. For real estate and restaurant equipment leases commencing in 2019 and later, we account for lease and non-lease components as a single lease component. Reductions of the right-of-use asset and the changes in the lease liability are included within the changes in operating lease right-of-use assets and lease liabilities in our consolidated statements of cash flows.

Certain of our operating leases contain predetermined fixed escalations of the minimum rent over the lease term. For these leases, we recognize the related total rent expense on a straight-line basis over the lease term. We may receive rent concessions or leasehold improvement incentives upon opening a restaurant that is subject to a lease which we consider when determining straight-line rent expense. We also may receive rent holidays, which would begin on the possession date and end when the store opens, during which no cash rent payments are typically due under the terms of the lease. Rent holidays are included in the lease term when determining straight-line rent expense. In recognizing straight-line rent expense, we record the difference between amounts charged to operations and amounts paid as accrued rent.

Certain of our operating leases contain clauses that provide for additional contingent rent based on a percentage of sales greater than certain specified target amounts. We recognize contingent rent expense as variable rent expense prior to the achievement of the specified target that triggers the contingent rent, provided achievement of the target is considered probable. In addition, certain of our operating leases have variable escalations of the minimum rent that depend on an index or rate. For these leases, we recognize operating lease right-of-use assets and operating lease liabilities based on the index or rate at the commencement date. Any subsequent changes to the index or rate are recognized as variable rent expense when the escalation is determinable.

Sale-leasebacks are transactions through which we sell previously acquired land at fair value and subsequently enter into a lease agreement on the same land. The resulting lease agreement is evaluated to determine classification as an operating or finance lease and is recorded based on the lease classification. Refer to Note 8 for further discussion of leases.

Goodwill

Goodwill represents the excess of cost over fair value of assets of businesses acquired. In accordance with ASC 350, *Intangibles—Goodwill and Other* ("ASC 350"), goodwill is not subject to amortization and is evaluated for impairment on an annual basis, or sooner if an event or other circumstance indicates that goodwill may be impaired. The annual assessment date is the first day of our fourth quarter.

(Tabular amounts in thousands, except share and per share data)

ASC 350 requires that goodwill be tested for impairment at the reporting unit level, or the level of internal reporting that reflects the way in which an entity manages its businesses. A reporting unit is defined as an operating segment, or one level below an operating segment. Our goodwill reporting units are at the concept level.

As stated in ASC 350, an entity may first assess qualitative factors in order to determine if it is necessary to perform the quantitative test. In 2023, 2022 and 2021, we elected to perform a qualitative assessment for our annual review of goodwill. This review included evaluating factors such as macroeconomic conditions, industry and market considerations, cost factors, changes in management or key personnel, sustained decreases in share price and the overall financial performance of the Company's reporting units at the concept level. As a result of the qualitative assessment, no indicators of impairment were identified, and no additional indicators of impairment were identified through the end of the fiscal year that would require additional testing.

In 2023, 2022 and 2021, we determined there was no goodwill impairment. Refer to Note 7 for additional information related to goodwill and intangible assets.

Other Assets

Other assets consist primarily of deferred compensation plan assets, investments in unconsolidated affiliates and deposits. For further discussion of the deferred compensation plan, refer to Note 15 and Note 16.

Impairment or Disposal of Long-lived Assets

In accordance with ASC 360, *Property, Plant and Equipment*, long-lived assets related to each restaurant to be held and used in the business, such as property and equipment, operating lease right-of-use assets and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of a restaurant may not be recoverable. For the purposes of this evaluation, we define the asset group at the individual restaurant level. When we evaluate the restaurants, cash flows are the primary indicator of impairment.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the restaurant to estimated undiscounted future cash flows expected to be generated by the restaurant. Under our policies, trailing 12-month cash flow results under a predetermined amount at the individual restaurant level signals potential impairment. In our evaluation of restaurants that do not meet the cash flow threshold, we estimate future undiscounted cash flows from operating the restaurant over its remaining useful life, which can be for a period of over 20 years. In the estimation of future cash flows, we consider the period of time the restaurant has been open, the trend of operations over such period and future periods and expectations of future sales growth. Assumptions about important factors such as the trend of future operations and sales growth are limited to those that are supportable based upon the plans for the restaurant and actual results at comparable restaurants.

If the carrying amount of the restaurant exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount exceeds the estimated fair value of the assets. We generally measure fair value by discounting estimated future cash flows. When fair value is measured by discounting estimated future cash flows, the assumptions used are consistent with what we believe hypothetical market participants would use. We also use a discount rate that is commensurate with the risk inherent in the projected cash flows. The adjusted carrying amounts of assets to be held and used are depreciated over their remaining useful life. Refer to Note 17 for further discussion of amounts recorded as part of our impairment analysis.

(Tabular amounts in thousands, except share and per share data)

Insurance Reserves

We self-insure a significant portion of expected losses under our health, workers' compensation, general liability, employment practices liability, and property insurance programs. We purchase insurance for individual claims that exceed the retention amounts listed below:

	December 26, 2023	December 27, 2022
Employment practices liability ("EPL")	$ 500,000	$ 500,000
EPL Class Action	$ 2,500,000	$ 2,500,000
Workers' compensation	$ 350,000	$ 350,000
General liability (1)	$ 2,500,000	$ 2,500,000
Property	$ 250,000	$ 250,000
Employee healthcare	$ 400,000	$ 400,000

(1) In addition to the retention amount of $2,500,000, we have an additional retention corridor that includes claim costs between $5,000,000 and $10,000,000 related to dram shop statutes.

We record a liability for unresolved claims and for an estimate of incurred but not reported claims based on historical experience. The estimated liability is based on a number of assumptions and factors regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. Our assumptions are reviewed, monitored, and adjusted when warranted by changing circumstances.

Revenue Recognition

We recognize revenue in accordance with ASC 606, *Revenue from Contracts with Customers,* which requires an entity to allocate the transaction price received from customers to each separate and distinct performance obligation and recognize revenue as these performance obligations are satisfied. We recognize revenue from company restaurant sales when food and beverage products are sold. Restaurant sales include gross food and beverage sales, net of promotions and discounts, for all company restaurants. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from restaurant sales in the consolidated statements of income and comprehensive income.

We record deferred revenue for gift cards that have been sold but not yet redeemed. When the gift cards are redeemed, we recognize restaurant sales and reduce deferred revenue. For some of the gift cards that are sold we have determined that, based on our historic gift card redemption patterns, the likelihood of redemption is remote. For these gift cards, we record a breakage adjustment and reduce deferred revenue by the amount never expected to be redeemed. We use historic gift card redemption patterns to determine the breakage rate to utilize and recognize the expected breakage amount in a manner generally consistent with the actual redemption pattern of the associated gift card. We review the breakage rate on an annual basis, or sooner if circumstances indicate that the rate may have significantly changed and update the rate accordingly as needed. In addition, we incur fees on all gift cards that are sold through third-party retailers. These fees are also deferred and generally recorded consistent with the actual redemption pattern of the associated gift cards.

We also recognize revenue from our franchising of Texas Roadhouse and Jaggers restaurants. This includes franchise royalties and domestic marketing and advertising fees, initial and upfront franchise fees, domestic and international development agreements and supervisory and administrative service fees. We recognize franchise royalties and domestic marketing and advertising fees as franchise restaurant sales occur. For initial and upfront franchise fees and fees from development agreements, because the services we provide related to these fees do not contain separate and distinct performance obligations from the franchise right, these fees are recognized on a straight-line basis over the term of the associated franchise agreement. We recognize fees from supervision and administrative services as incurred.

(Tabular amounts in thousands, except share and per share data)

Income Taxes

We account for income taxes in accordance with ASC 740, *Income Taxes*, under which deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying values of assets and liabilities and their respective tax bases. We recognize both interest and penalties on unrecognized tax benefits as part of income tax expense. A valuation allowance is established to reduce the carrying value of deferred tax assets if it is considered more likely than not that such assets will not be realized. Any change in the valuation allowance would be charged to income in the period such determination was made. For all years presented, no valuation allowances have been recorded.

Advertising

We have a domestic system-wide marketing and advertising fund. We maintain control of the marketing and advertising fund and, as such, have consolidated the fund's activity for all the years presented. Domestic company and franchise restaurants are required to remit a designated portion of sales to the advertising fund. Advertising contributions related to company restaurants are recorded as a component of other operating costs. Advertising contributions received from our franchisees are recorded as a component of franchise royalties and fees in our consolidated statements of income and comprehensive income.

Other costs related to local restaurant area marketing initiatives are included in other operating costs in our consolidated statements of income and comprehensive income. These costs and the company restaurant contribution amounted to $28.3 million, $25.0 million and $21.1 million for the years ended December 26, 2023, December 27, 2022, and December 28, 2021, respectively.

Pre-opening Expenses

Pre-opening expenses, which are charged to operations as incurred, consist of expenses incurred before the opening of a new or relocated restaurant and consist principally of opening team and training team compensation and benefits, travel expenses, rent, food, beverage and other initial supplies and expenses.

Comprehensive Income

ASC 220, *Income Statement—Reporting Comprehensive Income*, establishes standards for reporting and the presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and foreign currency translation adjustments which are excluded from net income under GAAP. Foreign currency translation adjustment represents the unrealized impact of translating the financial statements of our foreign investment.

Fair Value of Financial Instruments

Fair value is defined as the price that we would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants on the measurement date. ASC 820, *Fair Value Measurement*, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This includes a three-level hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable

(Tabular amounts in thousands, except share and per share data)

inputs in measuring fair value. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date.

Level 1	Inputs based on quoted prices in active markets for identical assets.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets, either directly or indirectly.
Level 3	Inputs that are unobservable for the asset.

Fair value measurements are separately disclosed by level within the fair value hierarchy. Refer to Note 16 for further discussion of fair value measurement.

Recently Adopted Accounting Pronouncements

In March 2020, the FASB issued Accounting Standards Update ("ASU") 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting,* which provides temporary optional expedients and exceptions to the current guidance on contract modifications and hedge accounting. These changes are intended to simplify the market transition from the London Interbank Offered Rate ("LIBOR") and other interbank offered rates to alternative reference rates. In December 2022, the FASB issued ASU 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*, which defers the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. We adopted this guidance during the 2023 fiscal year and the adoption did not have an impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure.* This ASU primarily provides enhanced disclosures about significant segment expenses including requiring segment disclosures to include a description of other segment items by reportable segment and any additional measures of a segment's profit or loss used by the CODM when deciding how to allocate resources. The ASU also requires all annual disclosures currently required by Topic 280 to be included in interim periods as well as the title of the CODM and an explanation of how the CODM uses the reported measure of segment profit or loss in assessing performance and allocating resources. The amendments in this update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. We are currently assessing the impact of this new standard on our segment reporting disclosures.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This ASU primarily provides enhanced disclosures about an entity's income tax including requiring consistent categories and greater disaggregation of the information included in the rate reconciliation and income taxes paid disaggregated by jurisdiction. The amendments in this update are effective for fiscal years beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2025. We are currently assessing the impact of this new standard on our income tax disclosures.

(3) Revenue

The following table disaggregates our revenue by major source:

	Fiscal Year Ended		
	December 26, 2023	December 27, 2022	December 28, 2021
Restaurant and other sales	$ 4,604,554	$ 3,988,791	$ 3,439,176
Franchise royalties	24,169	23,058	21,770
Franchise fees	2,949	3,070	3,000
Total revenue	$ 4,631,672	$ 4,014,919	$ 3,463,946

(Tabular amounts in thousands, except share and per share data)

The following table presents a rollforward of deferred revenue-gift cards:

	Fiscal Year Ended	
	December 26, 2023	December 27, 2022
Beginning balance	$ 335,403	$ 300,657
Gift card activations, net of third-party fees	420,047	366,606
Gift card redemptions and breakage	(381,537)	(331,860)
Ending balance	373,913	335,403

We recognized restaurant sales of $209.2 million for the year ended December 26, 2023 related to amounts in deferred revenue as of December 27, 2022. We recognized restaurant sales of $190.5 million for the year ended December 27, 2022 related to amounts in deferred revenue as of December 28, 2021.

(4) Acquisitions

On December 28, 2022, the first day of the 2023 fiscal year, we completed the acquisition of eight franchise Texas Roadhouse restaurants located in Maryland and Delaware, including four in which we previously held a 5.0% equity interest. Pursuant to the terms of the acquisition agreements, we paid a total purchase price of $39.1 million, net of cash acquired, for 100% of the entities. The transactions in which we held an equity interest were accounted for as step acquisitions and we recorded a gain of $0.6 million on our previous investments in equity income from investments in unconsolidated affiliates in the consolidated statements of income and comprehensive income.

These transactions were accounted for using the acquisition method as defined in ASC 805, *Business Combinations*. These acquisitions are consistent with our long-term strategy to increase net income and earnings per share.

The following table summarizes the consideration paid for these acquisitions and the estimated preliminary fair value of the assets acquired and the liabilities assumed at the acquisition date, which are adjusted for measurement-period adjustments through December 26, 2023.

Inventory	$ 410
Other assets	293
Property and equipment	17,763
Operating lease right-of-use assets	4,775
Goodwill	20,067
Intangible assets	1,700
Deferred revenue-gift cards	(1,164)
Current portion of operating lease liabilities	(110)
Operating lease liabilities, net of current portion	(4,665)
	$ 39,069

The aggregate purchase price is preliminary as we are finalizing working capital adjustments. Intangible assets represent reacquired franchise rights which are being amortized over a weighted-average useful life of 2.2 years. We expect all of the goodwill will be deductible for tax purposes and believe the resulting amount of goodwill reflects the benefit of sales and unit growth opportunities as well as the benefit of the assembled workforce of the acquired restaurants.

Pro forma financial detail and operating results for the year ended December 26, 2023 have not been presented as the results of the acquired restaurants are not material to our consolidated financial position, results of operations or cash flows.

Texas Roadhouse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Tabular amounts in thousands, except share and per share data)

On March 30, 2022, we completed the acquisition of one franchise Texas Roadhouse restaurant located in Nebraska in which we previously held a 5.49% equity interest. Pursuant to the terms of the acquisition agreement, we paid a total purchase price of $6.6 million, net of cash acquired, for 100% of the entity. The transaction was accounted for as a step acquisition and we recorded a gain of $0.3 million on our previous investment in equity income from investments in unconsolidated affiliates in the consolidated statements of income and comprehensive income.

On December 29, 2021, the first day of the 2022 fiscal year, we completed the acquisition of seven franchise Texas Roadhouse restaurants located in South Carolina and Georgia. Pursuant to the terms of the acquisition agreements, we paid a total purchase price of $26.5 million, net of cash acquired.

These acquisitions are consistent with our long-term strategy to increase net income and earnings per share. The transactions were accounted for using the acquisition method as defined in ASC 805, *Business Combinations*.

The following table summarizes the consideration paid for these acquisitions and the estimated fair value of the assets acquired and the liabilities assumed at the acquisition date, which are adjusted for final measurement-period adjustments.

Inventory	$	321
Other assets		222
Property and equipment		4,841
Operating lease right-of-use assets		1,221
Goodwill		22,616
Intangible assets		6,100
Deferred revenue-gift cards		(947)
Current portion of operating lease liabilities		(47)
Operating lease liabilities, net of current portion		(1,174)
	$	33,153

Intangible assets represent reacquired franchise rights which are being amortized over a weighted-average useful life of 3.4 years. We expect all of the goodwill will be deductible for tax purposes and believe the resulting amount of goodwill reflects the benefit of sales and unit growth opportunities as well as the benefit of the assembled workforce of the acquired restaurants.

Pro forma financial detail and operating results for the year ended December 27, 2022 have not been presented as the results of the acquired restaurants are not material to our consolidated financial position, results of operations or cash flows.

(5) Long-term Debt

We maintain a revolving credit facility (the "credit facility") with a syndicate of commercial lenders led by JPMorgan Chase Bank, N.A. and PNC Bank, N.A. The credit facility is an unsecured, revolving credit agreement and has a borrowing capacity of up to $300.0 million with the option to increase by an additional $200.0 million subject to certain limitations, including approval by the syndicate of lenders. The credit facility has a maturity date of May 1, 2026.

On May 19, 2023, we amended the credit facility to provide for the transition from LIBOR to the Secured Overnight Financing Rate ("SOFR") as the benchmark rate for purposes of calculating interest on outstanding borrowings. Pursuant to the amendment, we are required to pay interest on outstanding borrowings at the Term SOFR, plus a fixed adjustment of 0.10% and a variable adjustment of 0.875% to 1.875% depending on our leverage ratio. At the time of transition to the Term SOFR, we had no outstanding borrowings under the credit facility.

(Tabular amounts in thousands, except share and per share data)

As of December 26, 2023, we had no outstanding balance on the credit facility and had $295.3 million of availability, net of $4.7 million of outstanding letters of credit. As of December 27, 2022, we had $50.0 million outstanding on the credit facility, which was repaid in 2023, and $233.5 million of availability, net of $16.5 million of outstanding letters of credit. The outstanding amount as of December 27, 2022 is included as long-term debt on our consolidated balance sheet.

The interest rate for the credit facility as of December 26, 2023 and December 27, 2022 was 6.23% and 5.21%, respectively.

The lenders' obligation to extend credit pursuant to the credit facility depends on us maintaining certain financial covenants, including a minimum consolidated fixed charge coverage ratio and a maximum consolidated leverage ratio. The credit facility permits us to incur additional secured or unsecured indebtedness, except for the incurrence of secured indebtedness that in the aggregate is equal to or greater than $125.0 million and 20% of our consolidated tangible net worth. We were in compliance with all financial covenants as of December 26, 2023 and December 27, 2022.

(6) Property and Equipment, Net

Property and equipment were as follows:

	December 26, 2023	December 27, 2022
Land and improvements	$ 165,919	$ 148,220
Buildings and leasehold improvements	1,369,400	1,206,930
Furniture, fixtures and equipment	908,489	797,058
Construction in progress	93,527	73,639
Liquor licenses	16,242	12,538
	2,553,577	2,238,385
Accumulated depreciation and amortization	(1,078,855)	(968,036)
	$ 1,474,722	$ 1,270,349

For the years ended December 26, 2023, December 27, 2022 and December 28, 2021, the amount of interest capitalized in connection with restaurant construction was $0.5 million, $1.3 million and $0.2 million, respectively.

(7) Goodwill and Intangible Assets

All of our goodwill and intangible assets reside within the Texas Roadhouse reportable segment. The gross carrying amounts of goodwill and intangible assets were as follows:

	Goodwill	Intangible Assets
Balance as of December 28, 2021	$ 127,001	$ 1,520
Additions	21,731	6,900
Amortization expense	—	(2,813)
Balance as of December 27, 2022	$ 148,732	$ 5,607
Additions	20,952	900
Amortization expense	—	(3,024)
Balance as of December 26, 2023	$ 169,684	$ 3,483

Intangible assets consist of reacquired franchise rights. The gross carrying amount and accumulated amortization of the intangible assets at December 26, 2023 were $24.4 million and $20.9 million, respectively. As of December 27, 2022, the gross carrying amount and accumulated amortization of the intangible assets were $23.5 million and $17.9 million, respectively. We amortize reacquired franchise rights on a straight-line basis over the remaining term of the

(Tabular amounts in thousands, except share and per share data)

franchise operating agreements, which varies by franchise agreement. Amortization expense for the next four years is expected to range from zero to $2.2 million. Refer to Note 4 for discussion of the acquisitions completed for the years ended December 26, 2023 and December 27, 2022.

(8) Leases

We recognize right-of-use assets and lease liabilities for both real estate and equipment leases that have a term in excess of one year. As of December 26, 2023 and December 27, 2022, these amounts were as follows:

	December 26, 2023		
	Real estate	Equipment	Total
Operating lease right-of-use assets	$ 686,271	$ 7,743	$ 694,014
Current portion of operating lease liabilities	25,812	1,599	27,411
Operating lease liabilities, net of current portion	740,446	3,030	743,476
Total operating lease liabilities	$ 766,258	$ 4,629	$ 770,887

	December 27, 2022		
	Real estate	Equipment	Total
Operating lease right-of-use assets	$ 625,164	$ 5,094	$ 630,258
Current portion of operating lease liabilities	23,803	1,687	25,490
Operating lease liabilities, net of current portion	674,468	3,406	677,874
Total operating lease liabilities	$ 698,271	$ 5,093	$ 703,364

(Tabular amounts in thousands, except share and per share data)

Information related to our real estate operating leases for the fiscal years ended December 26, 2023 and December 27, 2022 were as follows:

	Fiscal Year Ended	
Real estate costs	**December 26, 2023**	**December 27, 2022**
Operating lease	$ 75,068	$ 68,742
Variable lease	5,079	4,393
Total lease costs	$ 80,147	$ 73,135

Real estate lease liabilities maturity analysis	**December 26, 2023**
2024	$ 73,511
2025	72,379
2026	72,279
2027	72,690
2028	73,328
Thereafter	968,299
Total	$ 1,332,486
Less interest	566,228
Total discounted operating lease liabilities	$ 766,258

	Fiscal Year Ended	
Real estate leases other information	**December 26, 2023**	**December 27, 2022**
Cash paid for amounts included in measurement of operating lease liabilities	$ 68,755	$ 63,269
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 83,310	$ 54,666
Weighted-average remaining lease term (years)	17.71	17.57
Weighted-average discount rate	6.49 %	6.34 %

Operating lease payments exclude $39.2 million of future minimum lease payments for executed real estate leases of which we have not yet taken possession. In addition to the above operating leases, as of December 26, 2023, we had two finance leases with a right-of-use asset balance and lease liability balance of $2.0 million and $2.8 million, respectively. As of December 27, 2022, we had two finance leases with a right-of-use asset balance and lease liability balance of $2.1 million and $2.7 million, respectively. The right-of-use asset balance is included as a component of other assets and the lease liability balance as a component of other liabilities in the consolidated balance sheets.

In 2023, we entered into six sale leaseback transactions that generated proceeds of $16.3 million and no gain or loss was recognized on the transactions. In 2022, we entered into four sale leaseback that generated proceeds of $12.9 million and no gain or loss was recognized on the transactions. The resulting operating leases are included in the operating lease right-of-use assets and lease liabilities noted above.

Texas Roadhouse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Tabular amounts in thousands, except share and per share data)

(9) Income Taxes

Components of our income tax expense for the years ended December 26, 2023, December 27, 2022, and December 28, 2021 were as follows:

| | Fiscal Year Ended | | |
	December 26, 2023	December 27, 2022	December 28, 2021
Current:			
Federal	$ 21,694	$ 15,549	$ 16,700
State	19,105	18,120	13,539
Foreign	735	590	443
Total current	41,534	34,259	30,682
Deferred:			
Federal	4,518	9,664	7,391
State	(1,403)	(208)	1,505
Total deferred	3,115	9,456	8,896
Income tax expense	$ 44,649	$ 43,715	$ 39,578

Our pre-tax income is substantially derived from domestic restaurants.

A reconciliation of the statutory federal income tax rate to our effective tax rate for December 26, 2023, December 27, 2022, and December 28, 2021 is as follows:

| | Fiscal Year Ended | | |
	December 26, 2023	December 27, 2022	December 28, 2021
Tax at statutory federal rate	21.0 %	21.0 %	21.0 %
State and local tax, net of federal benefit	3.6	3.7	3.8
FICA tip tax credit	(11.1)	(10.5)	(9.3)
Work opportunity tax credit	(1.0)	(1.3)	(1.2)
Share-based compensation	(0.5)	(0.1)	(1.5)
Net income attributable to noncontrolling interests	(0.4)	(0.4)	(0.5)
Officers compensation	0.6	0.7	1.1
Other	0.3	0.5	0.1
Total	12.5 %	13.6 %	13.5 %

(Tabular amounts in thousands, except share and per share data)

Components of deferred tax liabilities, net were as follows:

	December 26, 2023	December 27, 2022
Deferred tax assets:		
Deferred revenue—gift cards	$ 32,999	$ 29,889
Insurance reserves	8,351	6,506
Other reserves	1,884	1,060
Share-based compensation	5,241	5,059
Operating lease liabilities	191,422	173,853
Deferred compensation	21,697	17,934
Tax credit carryforwards	45	2,740
Other assets	3,907	2,991
Total deferred tax asset	265,546	240,032
Deferred tax liabilities:		
Property and equipment	(90,638)	(82,832)
Goodwill and intangibles	(9,116)	(8,374)
Operating lease right-of-use asset	(171,999)	(155,837)
Other liabilities	(16,897)	(13,968)
Total deferred tax liability	(288,650)	(261,011)
Net deferred tax liability	$ (23,104)	$ (20,979)

As of December 27, 2022, we had a tax credit carryforward of $2.7 million primarily related to FICA tip and Work opportunity tax credits that exceeded credit limitations. This federal carryforward was fully utilized during 2023.

A reconciliation of the beginning and ending liability for unrecognized tax benefits was as follows:

Balance at December 28, 2021	$ 1,528
Additions to tax positions related to prior years	1,545
Additions to tax positions related to current year	872
Reductions due to statute expiration	—
Reductions due to exam settlement	(20)
Balance at December 27, 2022	3,925
Additions to tax positions related to prior years	964
Additions to tax positions related to current year	139
Reductions due to statute expiration	(246)
Reductions due to exam settlement	—
Balance at December 26, 2023	$ 4,782

As of December 26, 2023 and December 27, 2022, the amount of unrecognized tax benefits that would impact the effective tax rate if recognized was $2.5 million and $2.1 million, respectively.

As of December 26, 2023 and December 27, 2022, the total amount of accrued penalties and interest related to uncertain tax provisions was recognized as a part of income tax expense and these amounts were not material.

All entities for which unrecognized tax benefits exist as of December 26, 2023 possess a December tax year-end. As a result, as of December 26, 2023, the tax years ended December 27, 2022, December 28, 2021 and December 29, 2020 remain subject to examination by all tax jurisdictions. As of December 26, 2023, no audits were in process by a tax jurisdiction that, if completed during the next twelve months, would be expected to result in a material change to our unrecognized tax benefits. Additionally, as of December 26, 2023, no event occurred that is likely to result in a significant increase or decrease in the unrecognized tax benefits through December 31, 2024.

Texas Roadhouse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Tabular amounts in thousands, except share and per share data)

(10) Preferred Stock

Our Board of Directors (the "Board") is authorized, without further vote or action by the holders of common stock, to issue from time to time up to an aggregate of 1,000,000 shares of preferred stock in one or more series. Each series of preferred stock will have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the Board, which may include, but are not limited to, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights. There were no shares of preferred stock outstanding at December 26, 2023 and December 27, 2022.

(11) Stock Repurchase Program

On March 17, 2022, our Board approved a stock repurchase program under which we may repurchase up to $300.0 million of our common stock. This stock repurchase program has no expiration date. All repurchases to date under our stock repurchase programs have been made through open market transactions. The timing and the amount of any repurchases are determined by management under parameters established by the Board, based on an evaluation of our stock price, market conditions and other corporate considerations.

For the year ended December 26, 2023, we paid $50.0 million to repurchase 455,026 shares of our common stock. For the year ended December 27, 2022, we paid $212.9 million to repurchase 2,734,005 shares of our common stock. This included $133.1 million repurchased under our current authorized stock repurchase program and $79.7 million repurchased under our prior authorization. As of December 26, 2023, we had $116.9 million remaining under our authorized stock repurchase program.

(12) Earnings Per Share

The share and net income per share data for all periods presented are based on the historical weighted-average shares outstanding. The diluted earnings per share calculations show the effect of the weighted-average restricted stock units outstanding from our equity incentive plans. Performance stock units are not included in the diluted earnings per share calculation until the performance-based criteria have been met. Refer to Note 14 for further discussion of our equity incentive plans.

For all periods presented, the weighted-average shares of nonvested stock units that were outstanding but not included in the computation of diluted earnings per share because they would have had an anti-dilutive effect were not significant.

The following table sets forth the calculation of earnings per share and weighted average shares outstanding as presented in the accompanying consolidated statements of income and comprehensive income:

	Fiscal Year Ended		
	December 26, 2023	December 27, 2022	December 28, 2021
Net income attributable to Texas Roadhouse, Inc. and subsidiaries	$ 304,876	$ 269,818	$ 245,294
Basic EPS:			
Weighted-average common shares outstanding .	66,893	67,643	69,709
Basic EPS	$ 4.56	$ 3.99	$ 3.52
Diluted EPS:			
Weighted-average common shares outstanding .	66,893	67,643	69,709
Dilutive effect of nonvested stock units	256	277	389
Shares-diluted	67,149	67,920	70,098
Diluted EPS	$ 4.54	$ 3.97	$ 3.50

(Tabular amounts in thousands, except share and per share data)

(13) Commitments and Contingencies

The estimated cost of completing capital project commitments at December 26, 2023 and December 27, 2022 was $237.4 million and $205.7 million, respectively.

As of December 26, 2023 and December 27, 2022, we are contingently liable for $10.4 million and $11.3 million, respectively, for seven lease guarantees. These amounts represent the maximum potential liability of future payments under the guarantees. In the event of default, the indemnity and default clauses in our assignment agreements govern our ability to pursue and recover damages incurred. No liabilities have been recorded as of December 26, 2023 or December 27, 2022, as the likelihood of default was deemed to be less than probable and the fair value of the guarantees is not considered significant.

During the year ended December 26, 2023, we bought our beef primarily from four suppliers. Although there are a limited number of beef suppliers, we believe that other suppliers could provide a similar product on comparable terms. We have no material minimum purchase commitments with our vendors that extend beyond a year.

Occasionally, we are a defendant in litigation arising in the ordinary course of business, including "slip and fall" accidents, employment related claims, dram shop statutes related to our service of alcohol, and claims from guests or employees alleging illness, injury or food quality, health or operational concerns. None of these types of litigation, most of which are covered by insurance, has had a material effect on us and, as of the date of this report, we are not party to any litigation that we believe could have a material adverse effect on our business.

(14) Share-based Compensation

On May 13, 2021, our shareholders approved the Texas Roadhouse, Inc. 2021 Long-Term Incentive Plan (the "Plan"). The Plan provides for the granting of various forms of equity awards including options, stock appreciation rights, full value awards, and performance-based awards.

The Company provides restricted stock units ("RSUs") to employees as a form of share-based compensation. A RSU is the conditional right to receive one share of common stock upon satisfaction of the vesting requirement. In addition to RSUs, the Company provides performance stock units ("PSUs") to certain members of management as a form of share-based compensation. A PSU is the conditional right to receive one share of common stock upon meeting a performance obligation along with the satisfaction of the vesting requirement.

The following table summarizes the share-based compensation recorded in the accompanying consolidated statements of income and comprehensive income:

	Fiscal Year Ended		
	December 26, 2023	December 27, 2022	December 28, 2021
Labor expense	$ 11,470	$ 10,656	$ 10,323
General and administrative expense	22,760	26,007	27,816
Total share-based compensation expense	$ 34,230	$ 36,663	$ 38,139

We recognize expense for RSUs and PSUs over the vesting term based on the grant date fair value of the award. We record forfeitures as they occur. Activity for our share-based compensation by type of grant for the year ended December 26, 2023 is presented below.

(Tabular amounts in thousands, except share and per share data)

Summary Details for RSUs

	Shares	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at December 27, 2022	494,839	$ 84.55		
Granted	346,013	103.87		
Forfeited	(38,111)	90.34		
Vested	(360,414)	85.48		
Outstanding at December 26, 2023	442,327	$ 98.41	0.9	$ 53,602

As of December 26, 2023, with respect to unvested RSUs, there was $20.6 million of unrecognized compensation cost that is expected to be recognized over a weighted-average period of 0.9 years. The vesting terms of all RSUs range from 1.0 to 5.0 years. The total intrinsic value of RSUs vested during the years ended December 26, 2023, December 27, 2022 and December 28, 2021 was $37.8 million, $37.1 million and $54.7 million, respectively. The excess tax benefit associated with vested RSUs for the years ended December 26, 2023, December 27, 2022 and December 28, 2021 was $1.7 million, $0.4 million and $4.3 million, respectively, which was recognized in the income tax provision.

Summary Details for PSUs

	Shares	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at December 27, 2022	29,600	$ 87.52		
Granted	40,000	95.76		
Performance shares adjustment (1)	6,179	85.46		
Forfeited	(8,700)	91.85		
Vested	(31,379)	87.05		
Outstanding at December 26, 2023	35,700	$ 94.61	0.1	$ 4,324

(1) Additional shares from the January 2022 PSU grant that vested in January 2023 due to exceeding the initial 100% target.

We grant PSUs to certain members of management subject to a one-year vesting and the achievement of certain earnings targets, which determine the number of units to vest at the end of the vesting period. Share-based compensation expense is recognized for the number of units expected to vest at the end of the period and is expensed beginning on the grant date and through the performance period. For each grant, PSUs vest after meeting the performance and service conditions. The total intrinsic value of PSUs vested during the years ended December 26, 2023, December 27, 2022 and December 28, 2021 was $3.3 million, $5.4 million and $0.4 million, respectively.

On January 8, 2024, approximately 43,000 shares vested related to the January 2023 PSU grant and are expected to be distributed during the 13 weeks ending March 26, 2024. As of December 26, 2023, with respect to unvested PSUs, the amount of unrecognized compensation cost that is expected to be recognized over a weighted-average period of 0.1 year was not significant. The allowable excess tax benefit associated with vested PSUs for the years ended December 26, 2023, December 27, 2022 and December 28, 2021 was not significant.

(15) Employee Benefit Plans

We have a defined contribution benefit plan ("401(k) Plan") that is available to our Support Center employees and managers in our restaurants who meet certain compensation and eligibility requirements. The 401(k) Plan allows participating employees to defer the receipt of a portion of their compensation and contribute such amount to one or more investment options. Beginning in 2022, we implemented a company match of a certain percentage of the employee contributions to the 401(k) Plan. For the year ended December 26, 2023, company contributions totaling $7.1

(Tabular amounts in thousands, except share and per share data)

million and $1.8 million were recorded in labor expense and general and administrative expense, respectively, within the consolidated statements of income and comprehensive income. For the year ended December 27, 2022, company contributions totaling $5.4 million and $1.6 million were recorded in labor expense and general and administrative expense, respectively, within the consolidated statements of income and comprehensive income.

We also have a deferred compensation plan which allows highly compensated employees to defer a portion of their compensation and contribute such amounts to one or more investment funds held in a rabbi trust. Beginning in 2023, we implemented a company match of a certain percentage of the employee contributions to the deferred compensation plan. For the year ended December 26, 2023, company contributions totaling $1.6 million and $1.5 million were recorded in labor expense and general and administrative expense, respectively, within the consolidated statements of income and comprehensive income. Refer to Note 16 for further discussion on the fair value measurement of the deferred compensation plan assets and liabilities.

(16) Fair Value Measurement

At December 26, 2023 and December 27, 2022, the fair values of cash and cash equivalents, accounts receivable and accounts payable approximated their carrying values based on the short-term nature of these instruments. At December 27, 2022, the fair value of our credit facility approximated its carrying value since it is a variable rate credit facility (Level 2). There were no transfers among levels within the fair value hierarchy during the year ended December 26, 2023.

The following table presents the fair values for our financial assets and liabilities measured on a recurring basis:

	Fair Value Measurements		
	Level	December 26, 2023	December 27, 2022
Deferred compensation plan—assets	1	$ 81,316	$ 61,835
Deferred compensation plan—liabilities	1	$ (81,222)	$ (61,668)

We report the accounts of the deferred compensation plan in other assets and the corresponding liability in other liabilities in our consolidated financial statements. These investments are considered trading securities and are reported at fair value based on quoted market prices. The realized and unrealized holding gains and losses related to these investments, as well as the offsetting compensation expense, are recorded in general and administrative expense in the consolidated statements of income and comprehensive income.

The following table presents the fair value of our assets measured on a nonrecurring basis:

	Fair Value Measurements			Total gain (loss) Fiscal Year Ended	
	Level	December 26, 2023	December 27, 2022	December 26, 2023	December 27, 2022
Long-lived assets held for sale	3	$ —	$ —	$ —	$ 690
Long-lived assets held for use	3	$ —	$ 2,000	$ —	$ (997)
Operating lease right-of-use assets	3	$ —	$ —	$ —	$ (708)

Long-lived assets held for sale included land and building at a site that relocated. These assets were sold during the fiscal year ended December 27, 2022 and resulted in a gain of $0.7 million which is included in impairment and closure, net in our consolidated statements of income and comprehensive income.

Long-lived assets held for use include the land and building for one underperforming restaurant that was impaired down to fair value in 2022. These assets were valued using a Level 3 input. This impairment, which totaled $1.0 million, is included in impairment and closure costs, net in our consolidated statements of income and comprehensive income. For further discussion of impairment charges, refer to Note 17.

Operating lease right-of-use assets as of December 27, 2022 includes the lease related assets for two restaurants that

(Tabular amounts in thousands, except share and per share data)

were relocated in 2022. These assets were reduced to a fair value of zero in 2022. This resulted in a loss of $0.7 million for the fiscal year ended December 27, 2022, which is included in impairment and closure, net in our consolidated statements of income and comprehensive income.

(17) Impairment and Closure Costs

We recorded impairment and closure costs of $0.3 million, $1.6 million and $0.7 million for the years ended December 26, 2023, December 27, 2022 and December 28, 2021, respectively.

Impairment and closure costs in 2023 included $0.3 million related to ongoing closure costs for stores which have relocated.

Impairment and closure costs in 2022 included $1.7 million related to the impairment of the land, building and operating lease right-of-use assets at three restaurants, two of which were relocated and $0.6 million related to ongoing closure costs. This was partially offset by a $0.7 million gain on the sale of land and building that was previously classified as assets held for sale.

Impairment and closure costs in 2021 included $0.7 million related to the impairment of the fixed assets and operating lease right-of-use assets at two restaurants, both of which have relocated.

(18) Related Party Transactions

As of December 26, 2023, December 27, 2022 and December 28, 2021, we had four franchise restaurants and one majority-owned company restaurant owned in part by a current officer of the Company. We recognized revenue of $2.0 million, $1.8 million and $1.7 million for the years ended December 26, 2023, December 27, 2022, and December 28, 2021, respectively, related to these restaurants.

(19) Segment Information

We manage our restaurant and franchising operations by concept and as a result have identified Texas Roadhouse, Bubba's 33, Jaggers and our retail initiatives as separate operating segments. Our reportable segments are Texas Roadhouse and Bubba's 33. The Texas Roadhouse reportable segment includes the results of our domestic company Texas Roadhouse restaurants and domestic and international franchise Texas Roadhouse restaurants. The Bubba's 33 reportable segment includes the results of our domestic company Bubba's 33 restaurants. Our remaining operating segments, which include the results of our domestic company and franchise Jaggers restaurants and the results of our retail initiatives, are included in Other. In addition, Corporate-related segment assets, depreciation and amortization and capital expenditures are also included in Other.

Management uses restaurant margin as the measure for assessing performance of our segments. Restaurant margin represents restaurant and other sales less restaurant-level operating costs, including food and beverage costs, labor, rent and other operating costs. Restaurant margin also includes sales and operating costs related to our non-royalty based retail initiatives. Restaurant margin is used by our CODM to evaluate core restaurant-level operating efficiency and performance.

In calculating restaurant margin, we exclude certain non-restaurant-level costs that support operations, including pre-opening and general and administrative expenses, but do not have a direct impact on restaurant-level operational efficiency and performance. We exclude pre-opening expense as it occurs at irregular intervals and would impact comparability to prior period results. We exclude depreciation and amortization expense, substantially all of which relates to restaurant-level assets, as it represents a non-cash charge for the investment in our restaurants. We exclude impairment and closure expense as we believe this provides a clearer perspective of the Company's ongoing operating performance and a more useful comparison to prior period results. Restaurant margin as presented may not be comparable to other similarly titled measures of other companies in our industry.

Texas Roadhouse, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Tabular amounts in thousands, except share and per share data)

Restaurant and other sales for all operating segments are derived primarily from food and beverage sales. We do not rely on any major customer as a source of sales and the customers and assets of our reportable segments are located predominantly in the United States. There are no material transactions between reportable segments.

The following tables reconcile our segment results to our consolidated results reported in accordance with GAAP:

	Fiscal Year Ended December 26, 2023			
	Texas Roadhouse	Bubba's 33	Other	Total
Restaurant and other sales	$ 4,331,823	$ 247,195	$ 25,536	$ 4,604,554
Restaurant operating costs (excluding depreciation and amortization)	3,660,665	213,253	22,672	3,896,590
Restaurant margin	$ 671,158	$ 33,942	$ 2,864	$ 707,964
Depreciation and amortization	$ 126,719	$ 14,210	$ 12,273	$ 153,202
Segment assets	2,290,213	232,086	271,077	2,793,376
Capital expenditures	306,599	27,908	12,527	347,034

	Fiscal Year Ended December 27, 2022			
	Texas Roadhouse	Bubba's 33	Other	Total
Restaurant and other sales	$ 3,762,884	$ 211,690	$ 14,217	$ 3,988,791
Restaurant operating costs (excluding depreciation and amortization)	3,162,687	184,756	13,847	3,361,290
Restaurant margin	$ 600,197	$ 26,934	$ 370	$ 627,501
Depreciation and amortization	$ 112,546	$ 13,012	$ 11,679	$ 137,237
Segment assets	2,015,173	201,503	308,989	2,525,665
Capital expenditures	204,662	30,625	10,834	246,121

	Fiscal Year Ended December 28, 2021			
	Texas Roadhouse	Bubba's 33	Other	Total
Restaurant and other sales	$ 3,253,889	$ 174,355	$ 10,932	$ 3,439,176
Restaurant operating costs (excluding depreciation and amortization)	2,701,850	145,493	10,101	2,857,444
Restaurant margin	$ 552,039	$ 28,862	$ 831	$ 581,732
Depreciation and amortization	$ 105,079	$ 12,700	$ 8,982	$ 126,761
Segment assets	1,874,620	179,856	457,476	2,511,952
Capital expenditures	167,746	23,408	9,538	200,692

(Tabular amounts in thousands, except share and per share data)

A reconciliation of restaurant margin to income from operations is presented below. We do not allocate interest income (expense), net and equity income (loss) from investments in unconsolidated affiliates to reportable segments.

	Fiscal Year Ended		
	December 26, 2023	December 27, 2022	December 28, 2021
Restaurant margin	$ 707,964	$ 627,501	$ 581,732
Add:			
Franchise royalties and fees	27,118	26,128	24,770
Less:			
Pre-opening	29,234	21,883	24,335
Depreciation and amortization	153,202	137,237	126,761
Impairment and closure, net	275	1,600	734
General and administrative	198,382	172,712	157,480
Income from operations	$ 353,989	$ 320,197	$ 297,192

(This page has been left blank intentionally.)

   

CORPORATE SUSTAINABILITY

FOOD • COMMUNITY • EMPLOYEES • CONSERVATION

DEAR SHAREHOLDERS,

We are proud to report that 2023 was a landmark year in terms of our sustainability progress. As we have said since the start of our program, our corporate sustainability strategy is about making continual progress with meaningful, long-term impact in each and every community we serve.

One of the major initiatives we undertook in 2023 was the reporting of our Scope 1 and 2 emissions for 2021 and 2022, which were published on our website in November. The Scope 1 and Scope 2 emissions are generated based on the natural gas, propane, and electricity we use to operate. We continue to partner with an energy management firm to monitor and disclose our greenhouse gas emissions at both our stores and our Support Center each year.

In addition, we hired a consulting firm to conduct a materiality assessment. For the assessment, 140 employees, vendors, and shareholders were surveyed and interviewed to gather opinions and perspectives to identify which environmental, governance, and social topics are important to them. We will use the assessment to help keep our corporate sustainability efforts focused on the most relevant areas of our business. Finally, we hired a consulting firm to measure our initial Scope 3 emissions.

Operational Initiatives

We are proud of the progress we made in 2023 with our employee and guest-facing sustainability efforts. As a result of our sustainable uniform program, we kept nearly 5.5 million plastic bottles out of landfills and oceans. Over 180,000 sustainable uniform items were purchased, and interest continues to grow with sustainable hats, aprons, and uniform shirts. We will keep exploring opportunities that make "sense" and "cents" for our operators and the environment.

Another exciting initiative in our restaurants is our cooking oil recycling program. We recycled almost 500,000 gallons of used cooking oil across all three of our brands in 2023. With a Direct Connect system, used oil is automatically sent to a storage container for pickup. This reduces contamination and employee risk by not having employees manually carry oil to the storage container. The oil is used to feed livestock and manufacture other products. It is also converted to airline fuel, which is why we refer to this process as our "frequent fryer" program!

In 2023, Jaggers switched to molded fiber to-go containers. These "tree-free" containers are not only more eco-friendly, but also maintain the quality of our food. We are also testing the containers in a few Texas Roadhouse locations as a Styrofoam replacement.

WE MAKE IT OUR MISSION TO LEAVE EVERY COMMUNITY WE'RE A PART OF BETTER THAN WE FOUND IT.

In addition, we continue to work on initiatives to reduce the use of paper in our operations. A great example of this is our conversion to a digital kitchen display system. With a digital kitchen, we can remove five ticket printers. This means we no longer have a need for printer paper, and saves over 1,100 pounds per year in paper weight per location. We intend to convert 200 locations this year with the goal of expanding systemwide over the next few years. We are also proud of the paper we save with our electronic invoicing system. In 2023, paperless invoicing saved more than 2,100 trees; 6,500 tons of water; and reduced emissions by more than 200,000 kgCO2e.

With the completion of our 2023 Attitude and Usage Study, the results showed that guests ranked us above our competitors regarding how we "care about sustainability and the environment." This ranking reflects the success of our guest-facing

partnerships, including those with the Bee Conservancy, local store efforts around Earth Day, and our Arbor Day Foundation tree distribution program. Throughout the year, we share our sustainability efforts on social media and in our kids' activity books. We are proud that our guests are recognizing our ongoing progress and the impact we are making.

2024 and Beyond

We are approaching 2024 with a lot of momentum and exciting initiatives that will set us up for even more progress for years to come. The materiality assessment and calculating our Scope 3 emissions will be meaningful additions to our toolbox as our corporate sustainability strategy continues to evolve.

In line with making data-informed decisions, we will build our first "green store" in Greenville, Tennessee, which is scheduled to open in late 2024. For the past year, we have been focused on strategically procuring more sustainable equipment for this location. This store will give us the opportunity to pressure test and measure the effectiveness of sustainable equipment and materials that could be included in future restaurants.

We have come a long way since we launched our corporate sustainability program in 2017, but we have remained committed to aligning our initiatives to our four sustainability pillars – food, community, employees, and conservation. As a company, we are focused on continual progress to leave every community better than we found it.

Our wins from 2023 and ongoing initiatives in each pillar are detailed in our Corporate Sustainability Report, which can be found at texasroadhouse.com/sustainability.

Travis Doster
Chief Communications Officer

2023 CORPORATE SUSTAINABILITY
AT A GLANCE



In 2023, we reported our **Scope 1 and 2 emissions** for 2021 and 2022. We will continue evaluating our energy usage to take a deeper dive into our equipment and buildings.



180,000 sustainable uniform items were purchased, keeping landfills and oceans free of **5.5 million plastic bottles**.



We raised and donated over **$3.3 million** to local non-profits, schools, and organizations in the communities we served in 2023.



Over 100 Roadies participated in our **English as a Second Language (ESL) Program**. The goal of the program is to assist our native Spanish speaking Roadies in increasing their English language fluency.



Jaggers rolled out **"tree-free" molded fiber To-Go containers**, which are not only more eco-friendly, but also maintain the quality of our food.



We recycled almost **500,000 gallons** of used cooking oil across all three of our brands in 2023. The oil is converted into airline fuel, used to feed livestock, and used to manufacture other products.



We reported our **EEO-1 data**. The report includes our entire workforce composition broken down by gender and ethnicity. Our goal is for our demographics to reflect the communities we serve and to continue evaluating our numbers to see where there are opportunities to develop minority groups.

PRESERVING RESOURCES THROUGH Recycling



TREES SAVED
278,636



ELECTRICITY SAVED
24.3M
KW-HR



WATER SAVED
102.2M
GALLONS



GHG EMISSIONS SAVED
52,526
MT CO$_2$E

Source: Waste Management

BOARD OF DIRECTORS*

GREGORY N. MOORE
Chairman of the Board, Texas Roadhouse, Inc.
Former Senior Vice President and Controller
Yum! Brands, Inc.

GERALD L. MORGAN
CEO
Texas Roadhouse, Inc.

JANE GROTE ABELL
Executive Chairwoman and Chief Purpose Officer
Donatos Pizza

MICHAEL A. CRAWFORD
Chairman, President, and CEO
Hall of Fame Resort & Entertainment Co.

DONNA E. EPPS
Former Partner
Deloitte LLP

WAYNE L. JONES
Former CEO
Anthony's Coal Fired Pizza

CURTIS A. WARFIELD
President and CEO
Windham Advisors LLC

KATHLEEN M. WIDMER
Former Group President of
North America and Latin America
Kenvue Inc.

JAMES R. ZARLEY
Former Chairman and CEO
Conversant, Inc.

SHAREHOLDER INFORMATION

SUPPORT CENTER
(Corporate Office)
6040 Dutchmans Lane, Louisville, KY 40205
(800) TEX-ROAD or (800) 839-7623

ANNUAL MEETING
Thursday, May 16, 2024 – 9:00 AM EDT
Texas Roadhouse Support Center
6040 Dutchmans Lane
Louisville, KY 40205

TRANSFER AGENT
Computershare
P.O. Box 43078, Providence RI 02940-3078
Phone (877) 581-5548

FINANCIAL INQUIRIES
For additional financial documents and information, please visit our website at texasroadhouse.com. Please contact us by phone at (502) 426-9984 or by sending us an email to investment@texasroadhouse.com

INDEPENDENT AUDITORS
KPMG LLP
400 W. Market Street, Suite 2400
Louisville, KY 40202
Phone (502) 587-0535

MEDIA INQUIRIES
For all media requests, please contact
Travis Doster at (502) 638-5457

STOCK LISTING
Texas Roadhouse, Inc. Common Stock is listed on the NASDAQ Stock Exchange under the symbol TXRH

**As of March 1, 2024*

RESTAURANT LOCATIONS
AS OF DECEMBER 26, 2023



TEXAS road house
DOMESTIC
638



TEXAS roadhouse
INTERNATIONAL
48



Bubba's 33
BUBBA'S 33
45



JAGGERS
JAGGERS
JAGGERS
10





BRAD APGAR
TEXAS ROADHOUSE
MANAGING PARTNER OF THE YEAR



ROB AUW
BUBBA'S 33
MANAGING PARTNER OF THE YEAR



DANIEL RIVERA
MEAT CUTTER OF THE YEAR



BROOKE JACKSON
SERVICE MANAGER OF THE YEAR



IZZY LOPEZ MEDINA
KITCHEN MANAGER OF THE YEAR



STEVE ZERO
ROADIE OF THE YEAR







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